As filed with the Securities and Exchange Commission on May 31, 2024.

Registration No. 333-257667

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Clarios International Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	86-3573574
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5757 N Green Bay Avenue

Florist Tower Glendale, Wisconsin, 53209-4408 (414) 214-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Claudio Morfe Chief Legal Officer and Corporate Secretary Clarios International Inc. 5757 N Green Bay Avenue Florist Tower Glendale, Wisconsin, 53209-4408 (414) 214-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	David Lopez Helena Grannis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated      , 2024

Preliminary Prospectus

    Shares

Clarios International Inc.

Common Stock

Clarios International Inc. is offering     shares of its common stock.

This is our initial public offering and no public market exists for our common stock. We anticipate that the initial public offering price will be between $   and $   per share.

Our Sponsor (as defined herein) has indicated that it or its affiliates may purchase in this offering up to $  , or up to approximately      of our shares of common stock (based on the midpoint of the price range set forth above), at the same price as the price paid by the underwriters in this offering. The shares acquired by our Sponsor or its affiliates will be subject to the lock-up restrictions described in “Underwriting.” The underwriters will not receive any underwriting discounts or commissions on any shares of common stock sold to our Sponsor or its affiliates. The number of shares of common stock available for sale to the general public will be reduced to the extent our Sponsor or its affiliates purchase such shares of common stock. See “Underwriting.” However, because indications of interest are not binding agreements or commitments to purchase, our Sponsor or its affiliates may determine to purchase fewer shares than it indicates an interest in purchasing or not to purchase any shares in this offering. It is also possible that our Sponsor or its affiliates could indicate an interest in purchasing more shares of our common stock or that the underwriters could elect to sell fewer shares to our Sponsor or its affiliates.

Our shares of common stock have been approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “BTRY.”

After the completion of this offering, certain entities affiliated with Brookfield Business Partners LP (“Brookfield”) and Caisse de dépôt et placement du Québec (collectively, our “Sponsor” or the “Sponsor Group”) will continue to own a majority of the voting power of shares eligible to vote in the election of our directors, representing approximately  % of the combined voting power of our outstanding common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exception” and “Principal Stockholders.” Following the completion of the offering, public investors will own approximately  %, representing approximately  % of the combined voting power, of our outstanding shares of common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock (excluding any shares of common stock our Sponsor purchases in this offering).

Investing in our common stock involves risks. See “Risk Factors” beginning on page 30.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total (2)
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses(1)	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.
(2)	Assumes our Sponsor or its affiliates have not purchased shares of common stock in this offering, for which the underwriters would not receive any underwriting discounts or commissions.

At our request, the underwriters have reserved up to     shares of common stock, or  % of the shares of common stock to be offered by this prospectus, for sale at the initial public offering price through a reserved share program for certain individuals associated with us. See “Underwriting—Reserved Share Program.”

We have granted the underwriters an option for a period of 30 days to purchase up to an additional     shares of common stock solely to cover over-allotments, if any. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about     , 2024.

Morgan Stanley	Citigroup

The date of this prospectus is     , 2024

CLARIOS

EVERY VEHICLE NEEDS A LOW-VOLTAGE BATTERY

Clarios plays an integral role in the energy transition.

Electrification and digitalization create a positive mix-shift tailwind for our business.

Our sustainability leadership is essential for the decarbonization of transportation.

THE WORLD LEADER IN ENERGY STORAGE FOR LOW-VOLTAGE

NORTH AMERICA
EMEA
ASIA
SOUTH AMERICA
OPTIMA
LTH
VARTA
VARTA
Delkor
MAC
Heliar

#1 GLOBAL MARKET POSITION

~4X LARGER THAN THE CLOSEST COMPETITOR BASED ON PRODUCTION VOLUME

~150M BATTERIES SOLD ANNUALLY

100+ COUNTRIES SUPPLIED BY OUR VOLUME GLOBALLY

100% OF PRODUCTS SOLD ARE RECYCLABLE

STRONG STRUCTURAL AND SECULAR GROWTH TAILWINDS

GLOBAL MARKET LEADING POSITION & BRANDS

DURABLE REPLACEMENT DRIVEN BUSINESS MODEL

INDUSTRY-LEADING CIRCULARITY STRATEGY

BROADEST TECHNOLOGY PORTFOLIO

DISCIPLINED MARGIN EXPANSION

In this prospectus, “Clarios,” the “Company,” “our company,” “we,” “us” and “our” refer to Clarios International Inc., together with its consolidated subsidiaries.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Market and Industry Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, as well as from filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the

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availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

This prospectus includes references to various ratings and assessments from third-party sustainability ratings providers. These ratings and assessments are not part of any offering, nor shall they be considered as an offer to buy a security, investment advice, or an assurance letter, and no information provided by such providers shall be considered as being a statement, representation, warranty, or argument either in favor or against the truthfulness, reliability, or completeness of any facts or statements that the Company has made available to such providers for the purpose of their ratings and assessments, in light of the circumstances under which such facts or statements have been presented. Furthermore, such ratings and assessments shall not constitute nor do they represent an “expert opinion” or “negative assurance letter.” These ratings and assessments have not been submitted to, nor received approval from, the Securities and Exchange Commission (the “SEC”) or any other regulatory body.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Basis of Presentation and Other Information

On April 14, 2021, Clarios International Inc., a Delaware corporation (the “Company”) controlled by investment funds managed by Brookfield Business Partners L.P. (our “Sponsor” or the “Sponsor Group”), was formed. As a result of a reorganization of legal entities controlled by the Sponsor Group (the “Reorganization”), the Company became the sole ultimate equity holder of Clarios Global LP as of July 27, 2021 (the “Reorganization Date”), and consolidated Clarios Global LP within the Company’s financial statements as a transaction between entities under the common control of the Sponsor Group. The historical financial statements and data included herein are those of Clarios International Inc. and its consolidated subsidiaries after the Reorganization Date and are those of Clarios Global LP and its consolidated subsidiaries prior to the Reorganization Date.

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SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and the notes related to those financial statements included elsewhere in this prospectus, before investing in our common stock.

Our Company

We are the Global Market Leader in Low-Voltage Energy Solutions

Clarios is the world’s largest manufacturer and supplier of low-voltage batteries and solutions – we estimate that we are approximately four times larger than our closest competitor based on total low-voltage battery production volume for the mobility end market. We primarily serve the passenger vehicle end market and its large installed base, which drives volume in our highly durable aftermarket business. Our extensive aftermarket presence and deep relationships in the original equipment manufacturer (“OEM”) channel leads to our batteries powering approximately one in every three passenger vehicles worldwide. In addition to passenger vehicles, our products serve the commercial vehicle, motorcycle, marine equipment, powersports vehicle and other end markets. Our products are essential for moving the world. The low-voltage battery is powertrain-agnostic – it provides power to the growing energy demand across the low-voltage network, regardless of whether it is in a traditional internal combustion engine (“ICE”), hybrid (“HEV”) or fully battery electric vehicle (“EV”). Continuing focus on reduction of CO2 emissions (“decarbonization”) and the movement towards a software-defined vehicle architecture (where electronics and software are primarily used to operate the vehicle versus traditional mechanical systems), are leading to higher electrical content across vehicles. Higher power loads are driving the demand for more sophisticated low-voltage advanced battery solutions (“Advanced Batteries”), including enhanced flooded batteries (“EFB”), absorbent glass mat (“AGM”), and lithium-ion batteries, as well as emerging technologies such as sodium-ion and supercapacitors. We believe we are well-positioned to address this increasing demand for power, with our global scale, resilient aftermarket business model, comprehensive product offering (including our capabilities in low-voltage Advanced Batteries), systems-focused approach, deep OEM relationships and circular operations expertise.

Our global scale provides multiple advantages that allow us to better serve our customers, support our attractive margin profile and address long-term market trends. Clarios is the only low-voltage battery player with a global manufacturing presence, enabling us to serve customers across more than 100 countries. We have leading global market share in low-voltage mobility batteries based on unit volumes sold, with number one market positions in both the Americas and Europe, Middle East and Africa (“EMEA”) and the number three market position in Asia. Our footprint enables our “in-the region for-the region” strategy. We have both proximity to our customers as well as flexibility across our global manufacturing network to support a high level of product availability for both our aftermarket and OEM customers. For example, we can react to both near-term fluctuations (i.e., extreme weather and temperature, which shortens battery life) and longer-term shifts in demand (i.e., increased adoption of Advanced Batteries) from our aftermarket customers. Additionally, our scale and vertical integration contribute to our leading profitability. We are able to procure raw input materials and services more cost-effectively than less scaled players. Our successful circular operations, which include in-house battery recycling, enable us to secure stable and cost advantaged feed stock for new battery production. Lastly, our scale helps us generate significant cash flow, which allows us to invest in our capabilities to effectively address the evolving and increasing low-voltage power demands of the future. We continue to strategically invest in projects with high return potential to enhance our chemistry-agnostic Advanced Battery portfolio, low-voltage systems offerings, and Advanced Battery production capabilities, specifically focused on AGM production in the near-term. Our estimates suggest we represent approximately 50% of the global AGM production capacity, which we believe positions us to address the long-cycle growth in Advanced Battery demand moving forward.

Our leading market position and scale is underpinned by our robust technical offering. With over 130 years of low-voltage experience and a talented world-class organization, we continue to innovate our technology and solutions to address the future low-voltage architecture needs of the mobility sector. As electrical architecture for vehicles becomes more complicated and power demands increase, so does the complexity of the low-voltage system design, requiring many OEMs to continually evaluate the low-voltage systems across their vehicle platforms. Our chemistry-agnostic battery portfolio, systems integration expertise, and growing software capabilities allow us to partner with OEMs as they evaluate and design low-voltage systems for their vehicles, to help provide them with a cost-effective, system-optimized battery technology solution.

Our chemistry-agnostic low-voltage battery portfolio is comprised of commercialized Advanced Batteries such as EFB, AGM, and lithium-ion batteries, as well as traditional starting, lighting and ignition batteries (“SLI”). In the future, we anticipate low-voltage batteries produced with emerging technologies such as sodium-ion and supercapacitors to further evolve the low-voltage networks of tomorrow’s vehicles. Both our aftermarket customers and OEM partners recognize our leading battery performance and high-quality track record. Additionally, the breadth of our product portfolio enables us to effectively support the long-term aftermarket replacement trends in the global car parc for passenger vehicles as Advanced Battery demand continues to increase in the coming decades.

Our focus on battery innovation has led to deep low-voltage system expertise. In the pursuit of creating industry-leading technology, we have honed our ability to model and simulate the dynamic operating scenarios across the low-voltage system, including profiling low-voltage power demand from key-off to peak loads. This insight enables us to partner with OEMs early in the vehicle development cycle, typically three to five years ahead of start of production. Our understanding of future vehicle needs drives our technology roadmap. We are actively expanding and enhancing our low-voltage system solutions, including multi-battery and multi-voltage configurations, which we believe will increase our content per vehicle (i.e., the number of Clarios batteries installed within a vehicle). Our systems expertise also drives our ability to provide optimized electronics and software systems solutions. We have multiple decades of experience in developing and selling embedded software and electronics, such as battery management systems (“BMS”), to support various chemistries throughout a broad range of use cases. We are also building capabilities beyond embedded software, such as developing solutions that leverage machine learning and artificial intelligence to further optimize the overall low-voltage system and total cost of ownership.

In the fiscal year ended September 30, 2023, approximately 79% of our unit volume demand came from aftermarket sales serving the large global car parc. These aftermarket volumes are driven by non-discretionary replacement demand for the low-voltage battery since vehicle ignition, as well as other systems critical to vehicle operations, cannot function once the low-voltage battery has reached its end of life. On average, the low-voltage battery requires replacement every three to five years, which translates to two to four replacements over the typical 20-year useful life of a vehicle. Passenger vehicles’ long useful life creates a slow-moving installed base that provides long-term visibility into future aftermarket demand dynamics. The replacement demand for low-voltage batteries is highly recurring and relatively resilient to economic conditions, providing Clarios with a stable demand base.

Within the aftermarket channel, we serve a diverse group of customers including OEM service networks (“OES”), wholesale distributors, auto retailers, big-box retailers and independent workshops that replace batteries for consumers. We offer these aftermarket customers leading global brands, comprehensive training, insights on car parc evolution based on our OEM “first fit” insights, category management, logistics, and service support. For example, we provide tools to our aftermarket customers to help them select the right replacement to ensure the battery delivers the required performance level for the vehicle. We also provide training workshops and step-by-step instructions and tools on how to locate and replace the battery within the vehicle. We believe these customer-centric offerings, as well as our ability to ensure product availability across our global footprint and offer an end-of-life recycling solution for lead acid batteries, differentiate us and create loyalty within our aftermarket customer base.

The remaining approximately 21% of our unit sales volume for the fiscal year ended September 30, 2023, is generated through sales to OEM customers to support their new unit production. Sales to the OEM channel are highly complementary to our aftermarket strategy. We have deep relationships with OEMs globally and partner with nearly all the passenger vehicle OEMs. When OEMs award us business, we typically enter into multi-year contracts for a given vehicle platform. Our engagement with OEMs provides us with early insights into low-voltage system and battery requirements for three to five years in the future. The low-voltage architecture trends that we see in today’s development cycle have the potential to translate into a long tail of aftermarket replacement demand for multiple decades after initial vehicle production. As of March 31, 2024, we have been awarded over 375 xEV platforms (i.e., vehicles including full HEVs, plug-in HEVs and EVs), of which over 175 are EVs, with a target to win 600 xEV platforms by fiscal 2027. We believe our robust technical offering, total systems approach, leading quality that minimizes warranty liability for OEMs, and our consistent on-time delivery performance differentiates us from our competitors.

Our presence in multiple key parts of the battery value chain provides us with a unique position to provide sustainability stewardship for the ecosystem. All of our batteries are recyclable. We recycle approximately 8,000 batteries per hour, twenty-four hours a day, seven days a week and 365 days a year within our network. As a result, 76% of the lead and 54% of the polypropylene (“plastic”) used within our batteries are from recycled or remanufactured content. The recycled materials in our batteries require approximately 90% less energy to process and generate approximately 90% fewer life cycle greenhouse gas (“GHG”) emissions than virgin materials. We have a long track record and expertise in successfully operating a circular economy, which we believe provides a structural cost advantage and positive financial impact for our company. Deploying a “life cycle” approach is key to our sustainability-based business model. We start with the raw materials that we select during the battery design stage and end with reuse of recyclable battery material to create a new battery. Our life cycle approach not only provides a stable supply of cost advantaged local recycled materials for our new battery production, but it also reduces waste to landfill and lowers our reliance on the supply of virgin materials. Importantly, we reinforce circularity throughout each step of the value chain. For example, in the aftermarket channel we pioneered an incentive structure to encourage the return of spent batteries to the point of sale, minimizing the leakage of materials from our circular system. We leverage our deep aftermarket network to implement reverse logistics and minimize transportation costs in select markets, while also reducing transportation-related fuel consumption and associated GHG emissions. We continue to execute on our long and consistent track record of delivering revenue growth, margin improvement and robust free cash flow generation. For the fiscal year ended September 30, 2023, our business generated $10,031 million in revenue, $346 million in net income, $1,810 million in Total Adjusted EBITDA (18% Total Adjusted EBITDA as a percentage of revenue), and $1,086 million in net cash flows from operating activities. For the fiscal year ended September 30, 2022, our business generated $9,260 million in revenue, $1 million in net income, $1,598 million in Total Adjusted EBITDA (17% Total Adjusted EBITDA as a percentage of revenue), and $649 million in net cash flows from operating activities. This performance represents a year over year revenue growth rate of approximately 8% and a Total Adjusted EBITDA growth rate of approximately 13% between fiscal year 2022 and 2023 (our year over year net income growth rate is not shown as it is not a meaningful metric due to a relatively low base in 2022).

Our sustained performance has allowed us to generate significant cash flow, which we have used to both invest in our business, as well as de-lever our balance sheet, having paid down total debt by over $2.1 billion over the last four years. As we move forward, we will continue to prioritize investment into our business to enhance our market leadership and technological capabilities to meet the evolving power needs of our customers, as well as to continue to deleverage our balance sheet.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Our Performance” regarding the definition, limitations and use of Total Adjusted EBITDA as a non-U.S. GAAP financial measure and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income for the periods presented.

The Critical Role of Low-Voltage Batteries

Although the role of the battery is evolving, low-voltage batteries are essential for all vehicles, no matter the powertrain. The low-voltage battery system is distinct and separate from the high-voltage system associated with HEVs and EVs. The low-voltage battery was initially introduced into vehicles to provide an instantaneous power source for the electric starter motor, which helps initiate combustion in a traditional ICE vehicle. In modern vehicles, including HEVs and EVs, the low-voltage battery continues to serve as the initial power source to start motion, but its role has evolved to also support the growing electrification and digitalization of systems, supporting vehicle connectivity, higher levels of autonomy, and new safety-critical design features.

High-voltage batteries serve as the primary power source for high power components including traction inverters, onboard chargers, direct current to direct current (“DC/DC”) converters and heating, ventilation, and air conditioning (“HVAC”) systems in EVs. However, the voltage within these batteries, which typically operate between 300-and 800-volts, carries inherent safety concerns. The Occupational Safety and Health Administration (“OSHA”) defines safe voltage levels for human contact as under 50-volts. As a result, these high-power components require additional safety protection features including insulation, which adds to the volume, weight, and cost of these components. Our low-voltage products have an operating range from 12- to 48-volts and are responsible for powering electronic control units, perception systems, infotainment systems, sensors, actuators (brakes, door modules, valves, etc.), relays (high-voltage / low-voltage contactors), motors (steering, fans), low power heating/cooling devices, and security systems. A growing number of these features are active in both a key-off state (i.e., when the electric motor / high-voltage battery is off) and while the vehicle is in motion. While it is possible to use a high-voltage battery to provide low-voltage power supply using a DC/DC converter, the low-voltage battery is still required to provide safety-critical redundancy in the event of a high-voltage battery malfunction, powering critical functions to get the vehicle to the side of the road, including power steering and braking, unlocking the vehicle, lighting, and global positioning system (“GPS”) tracking. As higher levels of connectivity, autonomy and software-enabled functions are introduced in vehicles, the repercussions of power failure are even more significant. We believe the low-voltage system architecture, including multiple networks and battery power sources, will be increasingly important for powering critical fail-safe features and ensuring redundancy in vehicle electrical systems moving forward.

Our Industry and Opportunity

In the broader mobility industry, the demand for electrical power consumption within a vehicle is increasing due to two distinct but often intertwined megatrends: decarbonization and the rise of the software-defined vehicle.

First, governments around the world are adopting regulatory frameworks and policies that aim to reduce the environmental impact of the transportation sector. Two key areas of focus include reduction of GHG emissions from new vehicle sales and total life cycle GHG impact. In order to comply with these increasingly stringent emissions standards and to meet the demand for lower emissions / more fuel efficient vehicles generally, OEMs are developing and selling a spectrum of alternative powertrain architectures that can either improve fuel efficiency, such as a start-stop or mild HEV powertrain, or significantly reduce or fully eliminate vehicle emissions by utilizing stored electrical energy to propel the vehicle, such as a full HEV or full battery electric powertrain. The alternative powertrain architectures require low-voltage batteries to handle higher electrical loads associated with the increased electrical content, while maintaining similar life despite more demanding operating conditions. Alternative powertrains often require the low-voltage battery to withstand higher cycling rates (i.e., frequency of discharge and charge), deeper discharge (i.e., the amount of power provided by the battery as compared to its base capacity) and higher charge acceptance (i.e., the ability to quickly receive energy and effectively store it). The increased low-voltage battery demands have led to the adoption of Advanced Batteries to support the penetration of alternative powertrain models. Advanced Batteries enable superior performance and life in these more demanding applications compared to traditional SLI batteries.

Raw materials and supply chains represent the second largest life cycle GHG source for OEMs. OEMs face additional requirements to reduce their materials and supply chain carbon footprint, which is fostering the increased use of recycled materials and implementation of greater circularity across their supply chains. Managing the total life cycle impact across both the low-voltage and high-voltage systems, including disposition of batteries at end of life, are key to further decarbonization of the transportation sector. We believe OEMs are expanding the envelope of considerations when selecting a battery technology, often taking into account raw material sourcing and supply chain sustainability. For example, lithium-ion battery technology utilizes metals that are relatively scarce and are often concentrated in limited number of regions, which introduces supply chain risk. The battery demand generated by the EV high-voltage system alone is placing a strain on the existing supply chain and metal mining operations. Furthermore, given relatively early stages of global EV adoption, the circular system for lithium-ion recycling has not yet been established at scale to address the disposition of fully spent lithium-ion batteries. Our broad chemistry-agnostic battery portfolio and well-established track record of circular operations positions us to be the trusted partner for OEMs, the aftermarket channel, and other key stakeholders to create sustainable solutions for the ecosystem’s evolving needs.

Second, OEMs are increasingly focused on the user experience in the vehicle as they seek to increase their level of engagement with the consumer over the lifetime of the vehicle. The proliferation of more capable electronic devices and increased connectivity have influenced consumers’ expectations of a vehicle, increasing penetration of features that enhance comfort, connectivity, and safety. These vehicle trends are converging to give rise to the software-defined vehicle design approach. A software-defined vehicle is one where electronics and software are primarily used to operate the vehicle versus the traditional mechanical systems. Successful transition to a software-defined vehicle requires electrification of the mechanical systems and digitalization of controls. An example of this shift is the increasing prevalence of throttle-by-wire, steer-by-wire, and brake-by-wire systems, in which the traditional mechanical linkages between the operator and the vehicle’s throttle, steering, and braking systems are replaced by interconnected electrical systems, driving the need for redundant power in the low-voltage power system. Increased electrical device content, electrical control units (“ECUs”) and software in the vehicle translates to increased total power demand and more complex power demand profiles for the low-voltage system to address. Separately, the increase in smart safety features in vehicles, such as advanced driving assistance systems (“ADAS”) and autonomous operations, which require their own dedicated suite of sensors, controllers, and onboard compute capability, is another driver of increasing demand for electrical power across low-voltage battery systems.

Together we believe these two megatrends signal strong future demand for more capable Advanced Batteries and new solutions, such as multiple battery configurations, real-time battery state monitoring software (i.e., health and power availability), and system optimization, which is expected to drive significant growth in our addressable content per vehicle. We believe we sit at the forefront of this industry transformation with our leading chemistry-agnostic portfolio of Advanced Batteries, industry leading product development capabilities, low-voltage system integration expertise, sustainability leadership and life cycle management approach.

While we anticipate the market demand for low-voltage batteries to grow in-line with the overall car parc, we are strategically focused on the growth in sales of Advanced Batteries, which are expected to grow at an approximate 7% CAGR from 2023 to 2030, across our addressable market. We estimate global low-voltage battery sales across our addressable market in 2023 were approximately 430 million batteries and we expect that this will grow to 464 million batteries per year by 2030. Meanwhile, we estimate global low-voltage sales of Advanced Batteries in 2023 were approximately 106 million batteries, representing approximately 25% penetration of total low-voltage battery sales across our addressable market, and we expect this penetration rate to reach approximately 35% by 2030. We anticipate this shift in product mix toward Advanced Batteries will provide a long tailwind for our business as Advanced Batteries such as AGM and EFB generate over 50% higher revenue and are approximately twice as profitable as a SLI battery. While Advanced Batteries (and more specifically, AGM and EFB) volumes comprised approximately 68% of our total unit volume sales within our OEM channel in the fiscal year ended September 30, 2023, they only accounted for approximately 17% of total unit volume sales within the aftermarket channel. We believe the pace of AGM and EFB replacements within the aftermarket channel will continue to accelerate in the coming years as these batteries, already sold through the OEM channel, approach their first natural replacement cycle, providing meaningful potential growth within our aftermarket channel.

We expect the demand for Advanced Batteries to proliferate across regions at varying rates, driven by adoption timing of alternative powertrains to comply with CO2 emission reduction regulations and the increased features of mass market vehicles. In the near-term, we expect an attractive growth opportunity in our Americas segment as the market is in the early stages of adoption for alternative powertrains compared to our EMEA and Asia segments, which we believe are further along the adoption curve.

Our Capabilities and Total Systems Approach

We are the only global provider to offer a comprehensive approach to the low-voltage battery value chain.

Chemistries

Our chemistry-agnostic approach provides us the flexibility to serve our customers with a variety of solutions to meet their platform-specific and expanding low-voltage system needs. Leveraging our rich heritage in low-voltage systems, as well as lead acid and lithium-ion based chemistry expertise, we are developing, expanding, and commercializing a portfolio of Advanced Batteries to serve the growing power demand within vehicles.

Our patented EFB battery design and our certified non-spillable AGM batteries provide better performance across power, cycling and life compared to similar competitor products. In addition, our EFB and AGM batteries are sustainably designed utilizing our proprietary PowerFrame® technology and our supporting precision manufacturing capabilities, resulting in lower raw material usage, the use of approximately 20% less energy and release of approximately 25% less GHG emissions as compared to traditional plate making manufacturing methods, ultimately benefiting our product margins.

We have over 15 years of experience in designing and producing low-voltage lithium-titanium-oxide (“LTO”) cells in our Holland, MI facility. Globally, the low-voltage lithium-ion passenger vehicle end market is still developing, as AGM batteries are capable of meeting current power demands in pace-setting vehicles (i.e., luxury EVs) and hold both a sustainability, as well as cost advantage over low-voltage lithium-ion batteries. Up to 99% of the materials in all lead acid batteries (including AGM batteries) can be recovered, recycled and reused (something that cannot be said about lithium-ion batteries at this stage), and a low-voltage lithium-ion battery is typically more than three times as expensive as a comparable AGM battery depending on the low-voltage system configuration.

To address the anticipated electrical system demands of future software defined vehicles, we are architecting optimized system solutions capable of delivering power to safety critical consumers in any circumstance. These architectures will leverage multi-battery systems to overcome a single point failure and deliver operational robustness. Multi-battery systems may leverage a wide range of chemistry solutions and technologies to deliver specific power and energy profiles while balancing cost, weight and packaging volume. One example is our supercapacitor product that is currently under development. Supercapacitors are a proven technology within the transportation sector and can rapidly store energy and dispense bursts of high power. This capability may be deployed to supply instantaneous peak power demanded by functions like steer-by-wire while minimizing incremental packaging volume and adding less than one kilogram of weight to the vehicle.

Lastly, recognizing the current lithium-ion challenges of raw material availability and cost, supply chain security and end of life disposition, we continue to foster and develop alternative chemistries that can address both performance requirements and life cycle considerations. We believe sodium-ion represents a potentially attractive alternative to lithium-ion for low-voltage applications. Sodium is abundant, globally present and if handled properly can have a low environmental impact at the end of a sodium-ion battery’s life. We have partnered with Altris, a leader in sodium-ion battery cell technology, to exclusively develop sodium-ion cells specifically adapted to the needs of the low-voltage automotive battery market. We are excited by the prospects this technology holds for creating a sustainable alternative to low-voltage lithium-ion and expect it will be introduced in a global vehicle platform by the end of the decade.

Integration and Systems Solution

Our continued focus on battery innovation has naturally led to our deep understanding of the low-voltage system. We have deep know-how and expertise in modeling the different types of electrical application demands from applications and devices such as sensors, ECUs, onboard computers, power-controlled systems, heated-systems, smart safety systems, over-the-air updates, etc., which draw on power from the low-voltage network. We are also able to simulate how these electrical devices will interact throughout the operating cycle of a vehicle (i.e., from key-on to various operating modes and conditions to eventual key-off). This allows us to not only recommend the right type of battery to handle the dynamic power load and software design configurations, but it also enables us to provide deeper insights to OEMs on how to optimize a smart and safe low-voltage system. For example, we work with OEMs in the development phase of their vehicles to diagnose the electrical power demand in their vehicle design and pinpoint certain electronics that can unexpectedly strain the low-voltage system. This diagnostic capability allows us to work with OEMs to help them avoid developing a vehicle design that might experience failures in the field. Paired with our ability to simulate the power source dynamics by chemistry and configuration, we are well-positioned to deliver additional value to OEMs through further optimization of the low-voltage system.

With our total systems approach, we also expect to increase our addressable content per vehicle by expanding beyond the battery into additional low-voltage content, hardware, software and integration capabilities. With the shift to more software-defined vehicles comes growing complexity and electrical needs, which are expected to drive an estimated 15% CAGR in power consumption demand between 2020 and 2030. The increase comes as mechanical legacy systems convert to electrical equivalent replacements, such as steer-, throttle-, and brake-by-wire, as well as the growing power needs around comfort, vehicle autonomy and functional safety. Accordingly, we expect vehicles will increasingly require multiple low-voltage networks to optimize the power system and address these growing demands, resulting in multiple low-voltage batteries and higher low-voltage battery content per vehicle.

The illustrative diagram below shows a potential multi-battery low-voltage architecture that utilizes an AGM battery, a low-voltage lithium-ion battery, as well as a supercapacitor. The multiple networks, chemistries, and software work together to power safety-critical, autonomous, and comfort applications as well as provide the necessary redundancy for these applications and features. We believe our total systems and chemistry-agnostic approach positions us to continue to be our customers’ partner of choice for next generation vehicles, further differentiates us from the competition, and positions us well to take advantage of this expected long-term growth trend.

Software and Diagnostics

Our combined battery health and simulation expertise uniquely positions us to provide software solutions. We have multiple decades of experience in embedded software capabilities, developing BMS for lithium-ion battery chemistry, both in low and high-voltage systems and across a broad range of end markets. This experience forms the foundation of our electronics expertise and software development capability. We have further expanded our software and integration capabilities to address the emerging low-voltage lithium-ion opportunity with our acquisition of the power business unit of Paragon GmbH & Co. KGaA (“Paragon Power BU”). We are also exploring connected services business models, where we utilize proprietary algorithms to provide enhanced communication of state of charge and health monitoring capabilities for AGM batteries to enable proactive and planned battery replacements and avoid costly downtime, most notably in fleet applications. Our model-based software is architected to be highly reusable across chemistry and customer applications while achieving the most stringent industry standards for software quality and cybersecurity.

Manufacturing and Operations

The size and scale of our global manufacturing network and our “in-the-region, for-the region” strategy enables us to meet regional specific demand trends, while providing the flexibility to load balance across our global system. We have 53 manufacturing, distribution and recycling facilities supplying over 100 countries across each of the regions in which we operate (i.e., Americas, EMEA and Asia). We believe our leading AGM production capacity, which we estimate represents approximately 50% of the global capacity, will help drive the growth of our business. We are also able to leverage best practices across the regions. Today, the Americas market is in the early stages of Advanced Battery adoption. To address this market and long-cycle growth in Advanced Batteries, we are leveraging learnings from our prior expansions in EMEA and Asia and continuing to add to our knowledge base.

We recognize our operational performance has direct impact on our OEM and aftermarket customers. Quality and availability are paramount to ensure safe and reliable operations of the car parc, minimize warranty liabilities for OEMs, and maximize customer satisfaction for the point of sale in the aftermarket channel. Our high-quality track record is foundational for our reputation and enables us to be forward looking on innovation and growth. We are focused on deploying our battery operations playbook to continuously improve our manufacturing operations and workforce productivity. The way we operate is integral to our customers’ experience and we continue to improve our sales, inventory, operations and planning processes to deliver the best-in-class product, availability and aftermarket support. We are investing in our organization and infrastructure to increase automation in our production facilities, maximize line utilization and continue to reduce scrap throughout our global operations.

We continue to foster a culture that prioritizes safety and talent development. With industry leading low-incident rates, we are concentrating our efforts to prevent accident occurrence through proactive and preventative performance tracking. We also recognize the importance of our global team in achieving our growth, driving sustainability, and supporting our mission to power the movement of the world.

Commercial Excellence

Customer-centricity is foundational to how we operate at Clarios, including early engagement with our OEM and aftermarket customers through the development and life cycle of the vehicle. Our commercial excellence is built on the pillars of quality, leading brands, product availability, value-add services, and continued innovation.

Aftermarket Channel

In the aftermarket channel, we sell our products through several leading, well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC® that are known for quality and performance. We also provide private labels to our aftermarket customers including DieHard®, Interstate®, Duralast®, Bosch® and Everstart®. We also perform centralized marketing for our brands, which creates a pull effect for our distributors and independent workshops from the consumer, so when they arrive at a point-of-sale they specifically request our brands to replace their battery.

Across our markets, batteries represent the largest and one of the most important product categories for our aftermarket customers. Our global footprint and extensive distribution network enable us to quickly respond to store-level demand in a timely manner and at a competitive cost, helping to make sure that batteries are delivered in optimal condition and retailers or workshops have the highest level of product availability to avoid missed sales.

Leveraging our market intelligence, we aim to deliver value beyond the supply of our batteries through a robust set of practices and tools to address the diversity of aftermarket partners and the car parc. One of our key aftermarket efficiency tools is the VARTA® Partner Portal, which assists our customers in diagnosis, selection of the right replacement battery and step-by-step instructions on how to perform installation. Leveraging our insight coming from our deep partnerships with OEMs, we supplement these tools with ongoing training to support battery installations, as low-voltage network designs become increasingly complex, such as the fitting of Advanced Batteries outside of the engine compartment as in the traditional ICE design. We also leverage our extensive distribution network for timely delivery at the store-level and arrange for efficient pickup of spent batteries.

Lastly, we continue to find ways to innovate our go-to-market practices and expand the reach of our products. For example, in select countries, we are enhancing our e-commerce channel capabilities to better serve the end consumer. We have developed the online platform and supporting distribution and delivery network, so consumers can order a battery online and have it quickly delivered onsite or to a nearby workshop for installation.

The combination of these factors creates a strong value proposition to our aftermarket channel partners and we believe enables us to maintain our premium pricing strategy in the market.

OEM Channel

Our global footprint provides proximity to our OEM customers, allowing us to collaborate closely during the development phase of vehicle platforms and improve our response time and shipping costs to the OEM manufacturing plants. We believe we are a trusted partner across nearly all OEMs and have a leading reputation for performance and quality and have won several supplier awards. We continuously maintain high on-time delivery, including during the disruptions in the OEM channel recently caused by the coronavirus (“COVID-19”) pandemic and the following semi-conductor shortage.

Our expertise and ability to expand beyond the scope of a traditional battery supplier to a low-voltage systems solution provider enhances our value proposition for our OEM customers. This aligns with the design trend to focus on the low-voltage system and power source sooner in the vehicle development process versus the historical practice of specifying the battery in isolation at a later stage.

Our scale, robust technical organization and innovative mindset allows us to partner with OEMs to push technical boundaries and focus on product development with known commercial opportunity. We have multiple early development product programs with large OEMs that we expect will result in several launches of new products in the coming years.

We expect our chemistry-agnostic technology portfolio, systems-based approach and global manufacturing capabilities will continue to drive our strong market share within the OEM channel against the backdrop of increasing complexity, safety criticality and overall importance of the low-voltage system.

Circular Operations

Our stewardship of the batteries that we produce extends well beyond the initial sale to our OEM channel or aftermarket channel partners. We leverage our scale and expertise to provide a full life cycle solution for our ecosystem. Our circular approach creates value for our customers, improves our cost structure, provides resiliency in raw material supply, and reduces our waste and GHG emissions.

We have a long history of operating a closed-loop system via the use of both our in-house recycling and collection capabilities, as well as the use of third-party recyclers. Our scale and market leadership positions us to be the natural aggregator of spent batteries. We have implemented wide reaching and longstanding incentive programs to encourage our customers to return the spent batteries when purchasing new batteries. We believe this point-of-sale exchange is the most effective and environmentally preferrable way to close the loop and prevent improper disposal of batteries. Our customers value this service because they receive credit for the raw materials collected and are assured the spent batteries will be safely and responsibly recycled in accordance with regulatory requirements. We are able to reduce transportation costs and GHG emissions by pairing the delivery of new batteries with the reverse logistics of collecting spent batteries. Regulatory frameworks such as restrictions on reverse logistics in some regions we serve have led to indirect or open circular systems. While we still secure recycled materials for our batteries within these regions, independent service providers collect spent batteries at the point of sale. In such situations, we drive responsible recycling practices while supporting regional governments efforts to unlock the potential of closed-loop circularity through regulatory reform.

Our batteries are designed so that 100% of products sold are recyclable. Lead and plastic, which forms the case of the battery, are two key materials that comprise our SLI, EFB and AGM batteries. Our ability to recycle the spent batteries within our owned and third-party operated recycling networks provides us with a cost structure advantage and security of supply for raw materials. We operate recycling facilities in the Americas and EMEA. In 2024, we are celebrating 120 years of recycling excellence in Germany. Through our recycling operations and sourcing of secondary materials, we are able to source 76% of the lead and 54% of the plastic used in our batteries from recycled or remanufactured sources, reducing our reliance on virgin material. Recycled materials in our batteries require approximately 90% less energy to process and generate approximately 90% fewer life cycle GHG emissions than virgin materials.

Our Competitive Strengths

We are the market leader in critical low-voltage battery technologies and the only low-voltage industry player with a global footprint.

We are the world’s largest manufacturer and supplier of low-voltage energy solutions, which power nearly every type of vehicle on the road today and play a critical role in the safety of all vehicles. We are a scaled player, and we believe that we are approximately four times larger than our nearest competitor based low-voltage battery production volume for the mobility end market. We are also the only low-voltage battery manufacturer with a global presence, serving more than 100 countries. We have leading global market share across the markets we serve, with our business holding the number one market position in both the Americas and EMEA segments and the number three market position in Asia across both the OEM and aftermarket channels.

Our products power one in every three vehicles worldwide, as we sell our products to almost every passenger vehicle OEM in the world. Many of our OEM customers design common vehicle architectures across their global platforms. Our global scale and supply chain capabilities provide us with a competitive advantage, allowing us to serve as the central source of consistent and reliable low-voltage battery supply across all regions in which the OEM’s vehicle platform is sold.

In the aftermarket channel, we go to market through our leading global first-line brands and through the brands of our partners via our private label business, most notably in the Americas. Our portfolio of leading brands includes many of the world’s most recognized and trusted battery brands, based on aided brand awareness and consumer preference studies in regions where we operate. We believe consumers trust the brands we produce to deliver best-in-class operating life, performance, safety and reliability. In addition to offering trusted brands and a high-quality product, our global footprint allows us to operate an entire logistics network for battery delivery (in some cases, direct to store) and for the recovery of spent batteries to be recycled, often through our in-house recycling network.

Finally, our flexible manufacturing approach allows us to tap into our regional manufacturing capabilities to provide in-market manufacturing for our customers to minimize transportation costs and reduce delivery lead times. At the same time, our global scale also allows us to tap into available capacity across our entire manufacturing footprint as needed to balance global customer demand and optimize production. This drives product availability and insulates our customers from any regional supply chain challenges, helping make us the supplier of choice for their low-voltage battery needs.

Our business is replacement-driven – our scale and focus on commercial excellence allows us to continue growing within the attractive, recurring and resilient vehicle aftermarket channel

We consistently generate strong cash flow through stable, recurring, non-discretionary demand for our products, combined with leading manufacturing capabilities. Our significant aftermarket exposure, making up approximately 79% of total unit volume sales in the fiscal year ended September 30, 2023, provides a resilient and consistently growing demand base for our business. Automotive batteries are typically replaced two to four times over a vehicle’s typical 20-year life and purchases cannot be delayed due to the critical nature of the product. The importance of our products and our high-touch level of service have positioned us as a key supplier to large aftermarket retailers in one of their most significant product categories. We also benefit in this category through a “first fit” advantage given our relationships with OEMs. Our OEM supplier relationships give us critical market intelligence on the evolving low-voltage power needs of vehicles entering the market, which in turn allows us to educate our aftermarket customers on how best to service and support these vehicles as they come in for servicing, as well as support their demand planning and inventory management. The insight and knowledge we share with our customers fosters loyalty and increases retention throughout the aftermarket channel.

Margins in the aftermarket channel are significantly higher than the OEM channel on similar products and the recurring nature of our aftermarket presence insulates our business from potential market downturns. Given the complex logistics and high service levels required by our aftermarket customers, we believe the size and scale of our circular, vertically integrated product distribution network for battery delivery (in some cases direct to store) and for the recovery of spent batteries to be recycled, often through our in-house recycling network, is unique, highly valued by our customers and difficult to replicate by our competitors.

We have the broadest low-voltage technology portfolio across our industry, with chemistry-agnostic and powertrain-agnostic solutions aligned to meet our customer needs

We believe our product portfolio is well positioned to meet the current and evolving needs of our mobility customers. Low-voltage batteries play a critical role in powering every vehicle – including ICE, HEVs and EVs – as they all need a low-voltage power source to get them started, power various electrical functions (i.e., lights, infotainment, autonomous features) and support key safety functionality within the vehicle. As the power needs of future vehicles continue to evolve and grow, the need for more advanced low-voltage batteries is expected to continue to accelerate. Our chemistry-agnostic approach allows us to offer a wide breadth of low-voltage solutions ranging from 12- to 48-volts, covering traditional lead acid (SLI) batteries, which are well suited to meet the power needs of conventional ICE vehicles, to Advanced Batteries such as AGM, EFB and lithium-ion, which are particularly well suited to meet the growing power needs of the increasing amount of start-stop, electric, connected and automated vehicles being introduced today. Our technology portfolio is further enhanced by our ongoing investment into and development of emerging chemistries like sodium-ion, and the complementary use of supercapacitors. These innovation efforts are supported by approximately 350 engineers across our research, advanced development, materials and manufacturing efforts, as well as by more than 2,000 patent assets, including active patents and patent applications currently pending. Our broad product portfolio allows us to fulfill the spectrum of powertrain needs of our customers and serve as a powertrain-agnostic low-voltage partner across all vehicle platforms.

Our total systems approach allows us to partner with our OEM customers on low-voltage system design, development and integration from the very start of their vehicle design journey

Our chemistry-agnostic product portfolio is further supported by our software and integration services, providing us the flexibility to offer a total systems solution, rather than a standalone product. As power needs for vehicles have continued to evolve and as electrical networks within these vehicles get more complex, OEMs increasingly need a more system-focused approach for designing low-voltage battery solutions within their vehicle platforms. Responding to this trend, we are investing to enhance our capabilities from both a software and electronics perspective. These broader capabilities enable us to conduct simulations for OEMs globally and ultimately recommend optimized low-voltage battery solutions to meet their unique application needs and that effectively integrate into the vehicle’s broader electrical architecture. These simulations are backed by years of data, sophisticated tools and proprietary algorithms allowing us to provide customizations as requested by our customers. We believe this unique expertise along with our chemistry-agnostic portfolio make it difficult for competitors to match our offering.

In addition to these simulation capabilities, we have continued to invest in, and enhance our capabilities across lithium-ion batteries, building on our over 15 years of manufacturing expertise to date. This includes our development of BMS, as well as real-time battery diagnostic and low-voltage systems control optimization tools. We recently added to these software and integration capabilities with the acquisition of the Paragon Power BU. As a result of our systems-based approach and growing capabilities, we are continuing to build on our long-standing track record of commercial excellence with our OEM customers – expanding our role from selling batteries to designing low-voltage vehicle systems, including battery, software and integration services. We believe our holistic approach gives us a competitive advantage over other suppliers, as it allows us to engage earlier and more deeply with our OEM customers, leveraging our low-voltage expertise in the design and development of their new vehicle platforms.

We are well positioned to benefit from the secular tailwinds driving a mix-shift toward higher value Advanced Batteries with continued long-cycle growth in the aftermarket channel

New vehicle sales and the evolution of the existing car parc towards next-generation vehicles are expected to accelerate the needs of OEMs and consumers for Advanced Batteries. We expect unit sales of Advanced Batteries to increase from approximately 25% of total low-voltage battery sales as of 2023 to approximately 35% of low-voltage batteries sold by 2030 (based on internal Company estimates), and we believe we are well-positioned to capture the growing mix-shift to Advanced Batteries. Our product development strategy is based on understanding OEM application needs and partnering with them to select the optimal low-voltage battery solution for each application. We maintain commercial relationships with almost all major OEMs and have active dialogue with them on both commercial and technological matters. Our team has developed a robust pipeline of Advanced Batteries to address future levels of start-stop, electrification, and autonomous capabilities and is well-positioned to be the leading low-voltage battery supplier to the next-generation of vehicles across all powertrains.

We expect these new products to enhance our share of business with OEMs and to be higher-margin contributors to our bottom line.

Given the growing demand for Advanced Batteries, we have strategically invested in growing our global manufacturing capacity accordingly (and in particular AGM batteries), having invested approximately $907 million between September 2014 and March 2024. Our investments to date have allowed us to build a large manufacturing base, with our operations making up approximately 50% of installed AGM capacity globally. We believe this significant scale advantage in manufacturing capacity, as well as continued investment into our manufacturing base will allow us to capitalize on the growing demand for Advanced Batteries globally and remain at the forefront of these evolving low-voltage solutions. In addition to our leadership within EFB and AGM Batteries we are also one of the world’s largest low-voltage lithium-ion manufacturer in the automotive industry, shipping over 200,000 low-voltage lithium-ion batteries per year.

Lastly, we anticipate this shift in product mix towards Advanced Batteries —in particular EFB and AGM— to significantly enhance our financial profile. Currently, EFB and AGM batteries generate over 50% higher revenue and are approximately twice as profitable as a SLI battery. We expect that the continued penetration of these products into the higher-margin aftermarket channel will significantly enhance our profitability. While volumes for these products comprised approximately 68% of our total unit volume sales within our OEM channel in the fiscal year ended September 30, 2023, they accounted for only 17% of total unit sales within the aftermarket channel over the same period. As we have seen over the past decade, we expect the pace of replacements for these Advanced Batteries within the aftermarket channel to continue to accelerate in the coming years as these batteries already sold through the OEM channel approach their first natural replacement cycle. We believe this has the potential to result in a higher penetration of Advanced Batteries sales within our aftermarket channel moving forward, driving an increasing share of attractive, higher revenue and higher-margin product sales as a part of our overall business

Our scale and vertical integration provide us with a best-in-class cost structure

We believe our scale and vertical integration help us maintain a low-cost profile, while our technology leadership allows us to capitalize on the continued mix shift towards higher-margin Advanced Batteries such as EFB & AGM across our markets. These factors combined help drive a meaningfully higher margin profile for our business relative to our competitors. We believe our cost structure benefits from superior design, scaled manufacturing plants, optimized footprint, automation, plant efficiencies and purchasing synergies.

Our circular supply chain and recycling infrastructure serve as a key pillar for our best-in-class cost structure. Across our global operations, 76% of the lead and 54% of the plastic used within our batteries is from recycled or remanufactured content. We are able to leverage long-term agreements with third-party recyclers, to whom we provide used batteries collected through our distribution network for processing and recycling. The resulting recycled material allows us to ensure a diversified supply of raw materials, across our footprint while limiting our raw material supply risk and reducing our raw material input costs. This cost advantage is further enhanced by our expansive in-house recycling capabilities across the Americas and EMEA segments, where our vertical integration model is able to drive further cost savings. As an example of the benefits of our vertically integrated model, in fiscal year 2023, our Mexico recycling facilities were able to operate at a cost basis approximately 75% of the cost of our average third-party recycling contract. Our cost structure is further advantaged by our ability to pass through lead costs to our customers via pass through provisions within a majority of our customer contracts. These provisions allow us to pass on changes in raw lead material costs based on indexed pricing, significantly limiting our exposure to lead price volatility.

While the size of these cost advantages depends on the region and competitor, we believe each is durable and together provide a strong base to continue building our leadership position. Our leading margins allow us to generate consistent and meaningful cash flow on a re-occurring basis, enabling us to thoughtfully invest in capacity across our global manufacturing facilities to keep up with evolving market demand and a growing need for Advanced Batteries.

We have a relentless focus on driving continuous improvement across our operations and have a proven track record of achieving operational efficiencies

Continuous operational improvement is a core competency. We have achieved significant annualized cost savings through initiatives related to manufacturing and recycling efficiencies, (i.e., reducing bottlenecks and throughput in our plants, and increasing utilization rates), procurement, SG&A, and logistics (i.e., optimizing shipping routes and external services, transforming into a lean, regionally focused organization).

One such driver of improvement has been our investment in advanced manufacturing across our AGM lines. We continue to expand our ability to serve growing AGM demand by increasing throughput at existing sites, activating production lines on-standby, and adding entirely new capacity within reconfigured plants. We are also integrating higher levels of automation, use of machine learning and artificial intelligence. We take an all-enterprise approach, focused on serving local demand first, but also supporting cross-regional demand as required. Since 2019 these measures have resulted in a sustained 11% year-on-year production increase of our AGM production at an enterprise level.

As we move forward, we will continue to evaluate our operations and aim to further improve our manufacturing lines to increase throughput and productivity. We believe there remains a material opportunity to further optimize our costs and drive efficiencies across our footprint both in the U.S. and globally.

Our commitment to setting high sustainability standards is core to both our business philosophy and operations

As a global leader, Clarios helps to shape and define energy solutions across the mobility sector not just for today, but tomorrow. We have a unique view of the rapid transformation undergoing the mobility industry broadly, and as a leader in low-voltage battery solutions, we are well positioned to facilitate and support the industry’s drive toward decarbonization. That is why we initially developed our Clarios Sustainability Blueprint and ultimately our Blueprint 2030 (the “Blueprint”), to continue to guide our roadmap to build a company and a world that is able “to sustain and grow indefinitely.”

Our Blueprint begins with our responsibility and focus on continuously improving and accelerating our solutions and aligns our efforts with specific UN Sustainable Development Goals (“UN SDGs”) to maximize our impact. Through these efforts, we work to unlock our capabilities in battery innovation, design, materials sourcing, manufacturing, distribution, and circular systems (including recycling networks). We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success. Through our business practices, we have aimed to demonstrate a dedication to sustainability by seeking continued improvement in our GHG emissions performance. We reduced our fiscal year 2023 Scope 1 GHG emissions, or GHG emitted directly by our operations, and Scope 2 GHG emissions, or the indirect GHG emissions associated with the production of the energy we use, by nearly 7% from our fiscal year 2021 baseline emissions level. For example, from fiscal year 2022 to fiscal year 2023 we reduced our Scope 2 emissions by over 55,000 metric tonnes of carbon dioxide equivalent (“MT/CO2e”) as a result of our efforts including a first of its kind zero carbon energy agreement for our facilities in Mexico. This long-term contract supplies 100% of base-load electricity to all manufacturing plants in Mexico, including expansion projects, from nuclear power. Lead is one of the world’s most recycled materials with lead acid batteries being the most recycled consumer product globally, and our batteries are designed so that 100% of products sold are recyclable. The recycled materials in our batteries require approximately 90% less energy to process and generate approximately 90% fewer life cycle GHG emissions as compared to virgin materials. In addition, our PowerFrame® technology embedded in Clarios batteries uses approximately 20% less energy to make and releases approximately 25% less GHG emissions than traditional plate making manufacturing methods.

Our circular recycling system encompasses more than the physical process of recycling. We manage all aspects of the supply chain, including the delivery of batteries and collection of spent batteries. We believe the holistic management of the entire program establishes a significant competitive advantage in that it provides an overall raw material cost advantage, ensures sustainability of supply, helps insulate the business from raw material price fluctuations, strengthens ties with aftermarket customers, and provides them with a cost-advantaged, environmentally preferrable return process, including in some cases, a credit for replacement Clarios batteries. In fact, in February 2022, the United Laboratories certified our AGM batteries produced under the DieHard® brand as the world’s first automotive battery under the circular economy validation—a distinct honor that we are proud of. Furthermore, we believe our commitment to safe and responsible practices helps mitigate potential environmental risks and associated compliance costs. We endeavor to pursue key growth opportunities at the intersection of sustainability and leading technology, including enabling the global car parc’s electrification with Advanced Batteries, our involvement in expanding the recycling of lithium-ion batteries and our general pursuit of identifying future solutions to continue to improve fuel economy and reduce GHG emissions (i.e., sodium-ion batteries). Our revenue from clean tech projects and products (i.e., fuel efficient or emissions reducing) have increased from $1.8 billion in fiscal year 2020 to $3.4 billion in fiscal year 2023.

In addition to these commercial goals, we founded the Responsible Battery Coalition, led the creation of the Global Battery Alliance and have developed unique public/private partnerships with UNICEF, including in collaboration with Pure Earth—Protecting Every Child’s Potential, and UNICEF’s Healthy Environments for Healthy Children initiative. These efforts, which help set global standards are an extension of our Blueprint and help us to continue advancing our industry’s commitment to sustainable practices.

We have a strong financial profile and track record of consistent growth that position us for sustained cash flow generation

Supported by our full portfolio of chemistry and powertrain agnostic low-voltage battery solutions, we efficiently convert our revenue into cash flows while deploying capital to support ongoing operations and future growth. Our sustained performance has allowed us to generate significant cash flow, which we have used to both invest in our business, as well as de-lever our balance sheet, having paid down total debt by over $2.1 billion over the last four years. As we move forward, we will continue to prioritize investment into our business to enhance our market leadership and technological capabilities to meet the evolving power needs of our customers, as well as to continue to deleverage our balance sheet.

Our significant cash generation has not only allowed us to de-lever our balance sheet, but also continuously invest in our operations and technology which we believe helps us maintain our industry-leading operating excellence and product leadership. For example, between September 30, 2014, to March 31, 2024, our capital expenditures related to the build out of our AGM battery capabilities totaled approximately $907 million. This significant investment in our business has allowed us to gain a substantial production advantage vs our competitors by allowing us to build up what we estimate to be approximately 50% of the installed AGM capacity globally, positioning us to build on our leadership within Advanced Batteries, as customer demand accelerates.

We have also demonstrated resiliency through our history with steady performance and market share gains during downturns. During the Global Financial Crisis in 2008 and 2009, our global volumes in the aftermarket channel were stable despite sharp declines in new vehicle sales in many of the markets in which we participate. In 2020, the aftermarket channel proved resilient in the face of the COVID-19 pandemic. Following temporary lockdowns and restrictions on mobility in March and April 2020 in North America and EMEA, aftermarket channel volumes outperformed prior year periods given pent-up replacement demand in May, June and July.

Most recently, our business showed continued resilience through the macro-economic and inflationary challenges seen through 2022 and 2023. For the fiscal year ended September 30, 2023, our business generated $10,031 million in revenue, $346 million in net income, $1,810 million in Total Adjusted EBITDA (18% Total Adjusted EBITDA as a percentage of revenue), and $1,086 million in net cash flows from operating activities. For the fiscal year ended September 30, 2022, our business generated $9,260 million in revenue, $1 million in net income, $1,598 million in Total Adjusted EBITDA (17% Total Adjusted EBITDA as a percentage of revenue), and $649 million in net cash flows from operating activities. This performance represents a year over year revenue growth rate of approximately 8% and a Total Adjusted EBITDA growth rate of approximately 13% between fiscal year 2022 and 2023 (our year over year net income growth rate is not shown as it is not a meaningful metric due to a relatively low base in 2022). This improvement to the results of our business is driven in part by our ability to successfully pass through price increases and improve our cost structure. We believe our ability to pass through price increases despite the macro-economic challenges is a result of our embedded and proven customer relationships, as well as the recognized differentiation of our products across our customer base. We believe our recent performance is additional evidence of our ability to create value and grow our business consistently, even in the face of a challenged macro-economic environment.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Our Performance” regarding the definition, limitations and use of Total Adjusted EBITDA as a non-U.S. GAAP financial measure and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income for the periods presented.

Our Growth Strategies

Our global leadership position in critical low-voltage energy solutions creates a strong foundation for core growth and attractive upside potential. We expect our growth to be driven by increasing sales volumes across the global car parc, the sustained mix shift to Advanced Batteries across both our OEM and aftermarket channels, the proliferation of multi-battery systems, as well as continued innovation across our technologies. We expect our continued focus on commercial excellence to support our ongoing revenue and profit growth. To complement our organic growth strategy, we also routinely evaluate opportunities to expand our addressable markets and acquire new technologies through disciplined mergers and acquisitions (“M&A”), partnerships, or joint ventures.

Growing sales volumes driven by secular global car parc growth and continued expansion into attractive geographies

•

Expanding global parc: The expanding global car parc is expected to result in meaningful growth in global battery volumes, providing a tailwind to our business. We believe there is the potential to grow faster than the global car parc through increased penetration within attractive geographies and markets.

•

Developed markets: We have consistently grown share in developed markets as demand shifts towards more Advanced Batteries. Given our leading cost structure, scale and capabilities, we aim to drive further penetration over time.

•

Emerging markets: We also have a track record of establishing our footprint in emerging markets through a phased and gradual approach. We jointly serve markets with our global OEM customers and leverage these partnerships to establish distribution and retail relationships for vehicle platforms in additional regions. We expect to execute this growth model in attractive, dynamic markets across Asia, Latin America and the Middle East and Africa.

Continued innovation and mix, primarily driven by the proliferation of Advanced Batteries

•

Sustained and resilient mix shift towards Advanced Batteries: We expect to see the revenue and profitability mix shift benefit of Advanced Battery penetration in both the OEM and aftermarket channels. The market for Advanced Batteries is expected to grow at a 7% CAGR from 2023 to 2030 across our addressable market. Over time, we believe the mix of Advanced Battery sales units within our aftermarket channel will increase from approximately 17% of total units sold in the fiscal year ended September 30, 2023 towards the approximately 70% of total units sold within the OEM channel over the same period, which we believe will create an attractive mix shift trend for decades to come. This mix shift is expected to drive sustainable revenue growth and margin expansion, as Advanced Batteries such as AGM and EFB offer over 50% higher revenue per unit and are approximately twice as profitable as SLI batteries, and this advantage is expected to be further enhanced in the aftermarket channel, where margins are higher than the OEM channel.

•

Increasing addressable content per vehicle: We expect to benefit from increasing addressable content per vehicle, driven by industry trends towards more software-defined and connected vehicles, proliferation of multi-battery systems as well as by Clarios-driven innovation. We estimate that potential peak power requirements in vehicles have increased approximately 50% over the last ten years to meet the demand for critical safety requirements and an enhanced user experience. The continued increase in electrical content within vehicles is expected to drive a further 15% CAGR in power consumption needs between 2020 and 2030, increasing the need for installing multiple advanced low-voltage batteries to meet these power needs. An example of a multi-battery vehicle that is already in production today is the 2023 Mercedes-Benz S-class 500 Mild HEV with ADAS Level 3. This vehicle has three low-voltage batteries to address the vehicle’s many low-voltage power and safety applications – including the security system and over-the-air updates, as well as safety redundancy for autonomous features, vehicle starting and regenerative braking capabilities. The Mercedes-Benz S-class has a long history of introducing innovations that were later adopted across mass-market vehicles, including being the first car in Europe to incorporate airbags, as well as innovations around active and passive safety. Similarly, we believe that multi-battery low-voltage platforms are in their infancy, with these systems largely found in high-end, luxury vehicles at the cutting-edge of vehicle content and features today. We believe that as this continued push into higher content vehicles proliferates into higher-volume, more mass-market vehicles over time, multi-battery platforms will represent a growing opportunity for our business. We also expect to further increase our addressable content per vehicle by expanding into low-voltage electric hardware, and software.

•

Innovation and expansion into adjacent end markets: Just as decarbonization and increasing electrical loads are impacting core mobility markets, they are expected to impact commercial vehicles that also face a secular shift towards autonomy and electrification. An example is in EMEA, where anti-idling laws are prohibiting truck engines from running while parked during required rest periods. At the same time, the modern conveniences now expected in truck cabins are driving higher power demands, requiring a longer-lasting and deeper-discharging battery. Clarios is first to market with ProMotive AGM truck batteries in EMEA, with validated results proven to help customers deliver on their sustainability goals, lowering CO2 emissions, while generating significant fuel savings. We expect growth in the commercial vehicle market as these trends expand in EMEA as well as other regions. We also see growth opportunities across marine, defense, recreational, and powersports applications.

•

Lithium-ion recycling: Our recognized expertise in the closed-loop recycling process and with lithium-ion batteries gives Clarios an advantaged position should we choose to enter the nascent lithium-ion recycling market for EV batteries. We believe the experience we have with the handling and logistics of spent batteries, as well as structuring sustainable commercial models for procuring and processing materials, would enable us to capture this significant growth opportunity if we were to enter the space and build a global platform. We anticipate that as the recycling feedstock shifts from primarily production scrap to end-of-life batteries, the position Clarios enjoys in the battery recovery network, including with OEM service and other key sources, will provide additional opportunity to further develop a closed-loop network for lithium-ion materials and build an attractive business with strong growth potential.

•	Stationary energy storage: Our Advanced Battery systems integration and embedded software capabilities could allow us to enter stationary energy storage, supporting applications such as renewable generation support, grid resilience, behind-the-meter peak shaving and data center backup to capture the growth opportunities driven by the adoption of renewable energy, 5G and artificial intelligence.

Strength in commercial excellence and expanding our value proposition for OEM and aftermarket customers

Our strong market position, leading brands, deep customer relationships and comprehensive value proposition support our global commercial excellence. Our global scale and “in-the-region, for-the-region” manufacturing strategy enable our robust and flexible production and optimized distribution capabilities. These strengths, paired with our ability to provide market intelligence and industry-leading recycling infrastructure, provide value to our customers beyond just the batteries that we sell.

Ultimately, we believe that as the complexity of low-voltage systems continues to increase, our portfolio of chemistry-agnostic and powertrain-agnostic products, coupled with our industry-leading production capabilities, total systems approach, extensive aftermarket tools and training will be of increasing value to our customers. We believe our ongoing focus on driving commercial excellence and continued innovation across our offerings will further enhance the value proposition of our business to our customers and position us for continued growth across our markets moving forward.

Risk Factors Summary

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” Some of the more significant challenges and risks relating to an investment in our common stock include those associated with the following:

•	the potential impact of decreased demand from customers in the aftermarket retail channel and automotive industry;

•	the technological evolution of the battery and automotive industries;

•	commodity prices;

•	the seasonality of our business;

•	our ability to timely develop competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

•

the potential impact of financial, economic, political and other risks related to conducting business internationally, including disruption of markets, changes in import and export laws, environmental, health and safety laws and regulations, currency restrictions and currency exchange rate fluctuations, interest rate fluctuations, inflation and the risk of recession;

•	the potential impact of geopolitical instability resulting from military conflicts, including between Russia and Ukraine and in the Middle East, relating to results of operations and cash flows;

•	risks related to doing business in China given evolving economic, political and social conditions;

•	risks associated with general economic, credit and capital market conditions;

•

risks associated with operating in regulated industries, including our ability to comply with, and liabilities related to, applicable laws, including environmental, health and safety laws and regulations and competition laws, as well as our ability to successfully adapt to any changes in such laws and regulations;

•	risks associated with stringent and evolving privacy, data protection and cybersecurity laws and regulations;

•	risks associated with our use of artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data;

•	risks associated with any potential violation of anti-bribery laws around the world;

•	risks associated with maintaining, protecting and enforcing our intellectual property and proprietary rights;

•	risks associated with any potential intellectual property-related litigation;

•	requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters;

•	risks associated with global climate change and related laws;

•	risks associated with evolving trends, regulations and shareholder expectations relating to sustainability issues or reporting;

•	the potential impact of a pandemic, epidemic or outbreak of an infectious disease or public health crisis on our business and financial results;

•

competitiveness of the automotive battery market, the availability and market prices of raw materials and component products, legislation restricting the use of certain hazardous substances in our products and our ability to respond to rapid technological changes;

•	our reliance on third parties for important products and services;

•	risks associated with potential conflicts of interests due to current ownership structure;

•	risks associated with negative or unexpected tax consequences;

•	risks associated with future changes in tax law;

•	the potential impact of any legal proceedings;

•	the extent to which potential insolvency or financial distress of third parties could impact our business;

•	risks associated with our acquisition strategy and integrating acquisitions;

•	risks associated with joint venture investments;

•	any potential failure or compromise of our information technology and cybersecurity infrastructure;

•	any material disruption of our operations, particularly at our manufacturing or recycling facilities;

•	our ability to attract and retain qualified personnel;

•	the potential impact of work stoppages, union negotiations and labor disputes with our labor force, our customers’ labor force and our suppliers’ labor force;

•	risks associated with being unable to successfully implement our business strategy;

•	warranties with respect to certain of our products that may require us to bear the cost of product repair or replacement;

•	the requirements of being a public company which may strain our resources;

•

adverse developments affecting the financial services industry, including actual events or concerns involving liquidity, defaults or non-performance by domestic and international financial institutions or transactional counterparties; and

•	our ability to service our substantial indebtedness.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Our Corporate Structure

The following diagram depicts our organizational structure immediately following the consummation of this offering, based on an assumed initial public offering price of $  per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming the underwriters do not exercise their over-allotment option. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Corporate Information

We were incorporated in Delaware on April 14, 2021. Our principal executive offices are located at 5757 N Green Bay Avenue, Florist Tower, Glendale, Wisconsin, 53209-4408 and our telephone number is (414) 214-6500. Our website is https://www.clarios.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our consolidated financial statements.

Common stock offered	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ , or approximately $ if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ (assuming no exercise of the underwriters’ over-allotment option).

We intend to use the net proceeds to us from this offering to repay certain existing debt. See “Use of Proceeds.”

Reserved share program	At our request, the underwriters have reserved up to shares of common stock, or % of the shares of common stock to be offered by this prospectus, for sale at the initial public offering price through a reserved share program for certain individuals associated with us. We will offer these shares to the extent permitted under applicable regulations. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. See “Underwriting—Reserved Share Program.”

Controlled company

Upon the closing of this offering, entities affiliated with the Sponsor Group will continue to beneficially own more than 50% of the voting power for the election of members of our board of directors and we will be a “controlled company” under NYSE rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the NYSE. See “Management—Controlled Company Exception.” Following the completion of this offering, our insiders and affiliates will own approximately  % and our public investors will own approximately

% of our outstanding shares of common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock.

Listing	Our shares of common stock have been approved for listing on the NYSE under the trading symbol “BTRY.”

The number of shares of common stock that will be outstanding after this offering is based on     shares common stock outstanding as of    , 2024, and excludes:

•

    shares of common stock reserved for issuance under our 2024 Long-Term Incentive Plan, as more fully described in “Executive Compensation—Narrative Description to the Summary Compensation Table and Grants of Plan-Based Awards Table—2024 Long-Term Incentive Plan,” and the cash-settled restricted stock units we expect to grant under this plan in connection with this offering to certain non-employee directors, with a value at grant of $    (or $    for the chair of our board of directors) based on the initial public offering price per share of common stock, as more fully described in “Executive Compensation—Compensation of our Directors.”

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock in this offering;

•	an assumed initial public offering price of $ per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus); and

•

the (i) stock split with respect to our shares of common stock and (ii) related amendment to our existing certificate of incorporation increasing the Company’s authorized amount of common stock that we intend to effectuate immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (except in our historical financial statements included elsewhere in this prospectus).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the consolidated statements of income (loss) data and statements of cash flows data for the fiscal years ended September 30, 2023, September 30, 2022 and September 30, 2021 from the audited consolidated financial statements of the Company included elsewhere in this prospectus. We derived the consolidated statements of income data and statements of cash flows data for the six months ended March 31, 2024 and 2023, and the statement of financial position data as of March 31, 2024, from the unaudited financial statements of the Company included elsewhere in this prospectus.

The unaudited consolidated financial statements of the Company for the six months ended March 31, 2024 and 2023 have been prepared on the same basis as the audited consolidated financial statements of the Company and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for fair statement of the results for those periods. Results for the six-month periods ended March 31, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year or any future reporting period.

The following information should be read together with the information under the headings “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of the Company and related notes included elsewhere in this prospectus.

	Six Months Ended March 31, 2024	Six Months Ended March 31, 2023	Year Ended September 30, 2023	Year Ended September 30, 2022	Year Ended September 30, 2021
				(in millions)
Statement of Income (Loss) Data:
Net sales	$5,468	$4,990	$10,031	$9,260	$8,869
Cost of sales	4,321	3,998	8,033	7,647	7,018

Gross Profit	1,147	992	1,998	1,613	1,851

Operating expenses:
Selling, general and administrative expenses	(454)	(386)	(808)	(918)	(927)
Equity income	40	32	59	55	71
Restructuring and impairment costs	—	—	—	(22)	(253)
Net financing charges	(373)	(379)	(820)	(626)	(709)

Income before income taxes	360	259	429	102	33
Income tax provision	80	133	83	101	74

Net income (loss)	280	126	346	1	(41)

Income attributable to noncontrolling interests	7	5	10	6	3

Net income (loss) attributable to the Company	273	121	336	(5)	(44)

Other comprehensive income (loss), net of tax:
Foreign currency translation	18	122	57	(229)	113
Realized and unrealized gains (losses) on derivatives	(31)	10	30	64	82
Pension and postretirement plans	—	—	—	—	(3)

Other comprehensive income (loss), net of tax	(13)	132	87	(165)	192

Total comprehensive income (loss)	267	258	433	(164)	151
Comprehensive income (loss) attributable to noncontrolling interests	5	5	6	(1)	2

Comprehensive income (loss) attributable to the Company	$262	$253	$427	$(163)	$149

	Six Months Ended March 31, 2024	Six Months Ended March 31, 2023	Year Ended September 30, 2023	Year Ended September 30, 2022	Year Ended September 30, 2021
	(in millions)
Selected Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$468	$328	$1,086	$649	$608
Investing activities	(179)	(171)	(274)	(347)	(99)
Financing activities	(15)	(1)	(804)	(330)	(947)

As of March 31, 2024
(in millions)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$507
Total assets	14,305
Total liabilities	12,219
Total equity	2,086

Other Financial Data

	Six Months Ended March 31, 2024	Six Months Ended March 31, 2023	Year Ended September 30, 2023	Year Ended September 30, 2022	Year Ended September 30, 2021
	(in millions)
Adjusted EBITDA:
Americas	$747	$617	$1,267	$1,122	$1,106
EMEA	310	279	486	432	506
Asia	93	76	152	169	166
Corporate expenses	(63)	(41)	(95)	(125)	(114)

Total Adjusted EBITDA(1)	$1,087	$931	$1,810	$1,598	$1,664

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Our Performance” regarding the limitations and use of Total Adjusted EBITDA as a non-U.S. GAAP financial measure and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income (loss) for the periods presented.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows.

Risks Relating to Our Business and Industry

A large portion of our profit is derived from a relatively small number of major customers. Decreased demand from our customers in the aftermarket retail channel and automotive industry, or the loss of any significant customer, may in the future adversely affect our results of operations.

Our North American aftermarket channel within our Americas segment is our largest market and is concentrated among four major transportation services customers. There can be no assurance that we will be able to retain these customers or that, if we were to lose one or more of these customers, we would be able to replace such customers with customers that generate a comparable amount of net sales. A number of factors could cause us to lose business or revenue from a customer, and some of these factors are not predictable and are beyond our control. For example, a customer may demand price reductions, engage in business with a competitor or reduce previously forecasted demand. Consequently, the loss of one of our major customers could have a materially adverse impact on our business, results of operations and financial condition.

Our financial performance also depends, in part, on conditions in the automotive industry. The automotive industry is highly cyclical and, in addition to general economic conditions, also depends on other factors, such as consumer confidence and consumer preferences. Lower global automotive sales could result in our OEM customers significantly lowering vehicle production schedules, which could adversely affect our earnings and cash flow. Sales to OEMs accounted for approximately 21% of our total unit sales during the year ended September 30, 2023. Declines in the North American, European and Asian automotive production levels as a result of the semiconductor shortage, the military conflicts between Russia and Ukraine and in the Middle East, COVID-19, and other factors have reduced, and additional declines and pricing pressure from OEMs could further reduce, our sales and our profitability, and therefore adversely affect our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Products produced by OEMs are subject to market acceptance and products that are perceived to be less desirable (whether in terms of price, quality, styling, safety, overall value, fuel efficiency, or other attributes) can exacerbate this risk. With increased consumer interconnectedness through the internet, social media and other media, mere allegations relating to quality, safety, fuel efficiency, corporate social responsibility or other key attributes can negatively impact the reputation or market acceptance of the products produced by OEMs on which our financial performance partially depends, even where such allegations prove to be inaccurate or unfounded or do not relate to the performance of our products. Further, advancements in technology, regulatory changes and other factors that are difficult to predict may significantly affect the demand for our products, including as a result of the vehicle industry moving to autonomous vehicles and other mobility services. Finally, if any OEMs reach a point where they cannot fund their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our business and results of operations.

If we do not respond appropriately, the technological evolution of the battery and automotive industries could adversely affect our business.

We expect that the automotive industry, and as a result the battery industry, will experience significant and continued change in the coming years. In order to remain competitive, we must remain responsive to developments in the automotive industry. As technology continues to develop and the automotive industry changes, we face substantial pressure to remain competitive. Industry participants are seeking to disrupt the traditional business model of the industry through the introduction of new technologies, products, services, business models and methods of travel that focus on minimizing the environmental impact of automobiles. For example, there has been a shift in recent years from traditional gas-powered vehicles to a higher proportion of electric alternatives. Although we have made substantial investments in battery technologies and we believe our business is well-positioned to remain competitive, there can be no assurance that we will be able to keep pace with the rate of technological change, or that others will not acquire similar or superior technologies sooner than we do or that we will acquire technologies on an exclusive basis or at a significant price advantage. If we do not continue to innovate and develop or acquire new and compelling products that capitalize upon new technologies in response to OEM and consumer preferences, our business, results of operations and financial condition may be materially adversely affected. In addition, the global adoption of electric alternative vehicles may not occur as fast as we previously predicted, and power demands in vehicles may not continue to grow as expected, and therefore certain substantial investments that we have made in battery and other electric alternative technologies may take longer to provide the anticipated benefits to our results of our operations and financial condition.

Volatility in commodity prices may adversely affect our results of operations.

Lead is a major component of lead-acid batteries and the price of lead has been highly volatile. In the past, lead tollers have been able to exert significant price pressure due to shocks in lead supply. See “—Our reliance on certain significant suppliers subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.” We attempt to manage the impact of changing lead prices through the recycling of used batteries returned to us by our aftermarket customers, commercial terms and commodity hedging programs. Our ability to mitigate the impact of lead price changes can be impacted by many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on our results of operations.

Increases in other commodity costs can negatively impact our profitability if we are not able to recover commodity cost increases through price increases to our customers on new orders. In cases where commodity price risk cannot be naturally offset or hedged through supply based fixed price contracts, we use commodity hedge contracts to minimize overall price risk associated with our anticipated commodity purchases. Unfavorability in our hedging programs during a period of declining commodity prices could result in lower margins as we reduce prices to match the market on a fixed commodity cost level. Additionally, to the extent we do not or are unable to hedge certain commodities and commodity prices substantially increase, such increases will have an adverse effect on our results of operations.

Our liquidity is affected by the seasonality of our business, and warm winters and cool summers adversely affect our results of operations.

We sell a disproportionate share of our automotive aftermarket batteries during the fall and early winter. Resellers buy automotive batteries during these periods so that they will have sufficient inventory for cold weather periods. This seasonality increases our working capital requirements and makes our business more sensitive to fluctuations in the availability of liquidity. Unusually cold winters or hot summers may accelerate battery failure and increase demand for automotive replacement batteries. Mild winters and cool summers may have the opposite effect. As a result, if our sales are reduced by an unusually warm winter or cool summer, it may not be possible to recover these sales in later periods. Further, if our sales are adversely affected by the weather, we cannot make offsetting cost reductions to protect our liquidity and gross margins in the short-term because a large portion of our manufacturing and distribution costs are fixed. These circumstances could result in a material adverse effect on our business, financial condition and results of operations.

Our future growth is dependent upon our ability to develop or acquire new technologies that achieve market acceptance with acceptable margins.

Our future success depends on our ability to develop or acquire and manufacture and make competitive, increasingly complex products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services requires the investment of significant resources. For example, in recent years we have made significant capital investments to expand our product offerings to include AGM and EFB technologies, as well as investing in lithium-ion and other advanced battery technologies, such as sodium-ion and supercapacitors. These products support a range of functions that are and will remain critical to vehicles as the propulsion technologies of the global transportation networks transition from internal combustion engines to hybrid and electric vehicles. These acquisitions and development efforts divert resources from other potential investments in our business and they may not lead to the development of new technologies, products or services on a timely basis. Moreover, as we introduce new products, we may be unable to detect and correct defects in the design of a product or in its application to a specified use, which could result in loss of sales or delays in market acceptance. Even after introduction, new or enhanced products may not satisfy customer preferences and product failures may cause customers to reject our products. As a result, these products may not achieve market acceptance and our brand image could suffer. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance, the potential for product defects, product quality issues or the obsolescence of our products and services could significantly reduce our revenues, increase our operating costs or otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks associated with our non-U.S. operations could adversely affect our business, financial condition and results of operations.

We have significant operations in a number of countries outside the U.S., some of which are located in emerging markets. Long-term economic uncertainty in some of the regions of the world in which we operate, such as Asia, South America, EMEA and emerging markets generally, could result in the disruption of markets and negatively affect cash flows from our operations to cover our capital needs and debt service requirements.

In addition, as a result of our global presence, a significant portion of our revenues and expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure. While we employ financial instruments to hedge some of our transactional foreign exchange exposure, these activities do not insulate us completely from those exposures. Exchange rates can be volatile and a substantial weakening of foreign currencies against the U.S. dollar could reduce our profitability in various locations outside of the U.S. and adversely impact the comparability of results from period to period.

There are other risks that are inherent in our non-U.S. operations, including the potential for changes in socio-economic conditions, laws and regulations, including, among others, competition, import, export, labor and environmental, health and safety laws and regulations, and monetary and fiscal policies, protectionist measures that may prohibit acquisitions or joint ventures, or impact trade volumes, unsettled political conditions, government-imposed plant or other operational shutdowns, backlash from foreign labor organizations related to our restructuring actions, corruption; natural and man-made disasters, hazards and losses, violence, civil and labor unrest, and possible terrorist attacks.

These and other factors may have a material adverse effect on our non-U.S. operations and therefore on our business and results of operations.

The military conflicts between Russia and Ukraine and in the Middle East have resulted in geopolitical instability. Our business, financial position, results of operations and cash flows could be adversely affected by the negative impacts on the global economy resulting from the conflicts in Ukraine and the Middle East.

In February 2022, Russian troops invaded Ukraine and the military conflict is ongoing. While the length and total impact of the military conflict is unpredictable, it has led to market disruptions, including volatility in raw material prices and credit and capital markets, and supply chain challenges. In response to the military conflict, governments in the U.S. and abroad have imposed sanctions against Russia and proposed or threatened additional potential sanctions. These sanctions could adversely affect the global economy and financial markets in which we operate.

In addition, on October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable. Further escalation of this conflict, including to the wider Middle East, could lead to significant market and other disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We do not have manufacturing operations in Ukraine, Russia or Israel nor any significant business relationships within those countries. To date, we have not experienced any material impacts of the ongoing military conflicts. We are monitoring the situation and its impact on the global markets, which may, in turn, impact our business. For example, it is possible that the conflicts could result in lower automotive production if supply parts and raw materials for OEMs become less available or if there are continued significant increases in energy and fuel prices. In addition, the threat of cyberattacks on the global supply chain may increase, which could directly or indirectly impact our operations.

Based on the continued, and more recently increased market volatility and geopolitical unrest pertaining to the military conflicts, the European energy crisis and a highly inflationary environment, and corresponding macro-economic uncertainty, we cannot reasonably estimate the full impact the conflicts will have on our long-term financial condition, results of operations, liquidity and cash flows. It is not possible to predict the extent and duration of the military conflicts, sanctions, and any associated market disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our operations in China subject us to increased risks, including risks related to evolving economic, political and social conditions.

Our business is subject to risks inherent in doing business internationally. In particular, we face risks relating to our business in China, as the volume growth in our business has been driven by increasing volume in our Asia segment. Approximately 10% of our net sales were from our Asia segment for the year ended September 30, 2023. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. In recent years, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on our ability to do business in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our platform in China. In addition, recent international unrest involving mounting trade tension between China and the United States and domestic unrest within China in response to the imposition of restrictive policies instituted by the Chinese government presents additional risks and uncertainties. If our ability to do business in China is adversely impacted, our business, results of operations and financial condition could be materially adversely affected.

General economic, credit and capital market conditions could adversely affect our financial performance, our ability to grow or sustain our business and our ability to access the capital markets.

We compete around the world in various geographic regions and global economic conditions affect our business. Any future financial distress in the industries and/or markets where we compete could negatively affect our revenues and financial performance in future periods, result in future restructuring charges, and adversely impact our ability to grow or sustain our business.

The capital and credit markets provide us with liquidity to operate and grow our business beyond the liquidity that operating cash flows provide. A worldwide economic downturn and/or disruption of the capital and credit markets could reduce our access to capital necessary for our operations and executing our strategic plan. If our access to capital were to become significantly constrained, or if costs of capital increased significantly due to lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors; then our financial condition, results of operations and cash flows could be adversely affected.

Additionally, our business is sensitive to interest rate movements and the performance of the capital markets. We rely on access to the capital markets to fund our operations and to grow our business. Our ability to borrow from financial institutions or to engage in funding transactions on favorable terms or at all could be adversely affected by disruptions, uncertainty or volatility in the capital markets or other events, including changing credit rating agency requirements. For example, a credit rating downgrade could affect our ability to access the capital markets, increase our funding costs and have a negative impact on our results of operations.

In response to inflationary pressures, the Federal Reserve has reversed its policy of maintaining the low benchmark federal funds interest rate over the last several years. In March 2022, the Federal Reserve began increasing the benchmark federal funds interest rate and in May 2024 announced that it is maintaining the target federal funds rate of 5.25 to 5.50 percent at this time, relaying that the target range for the federal funds rate was likely now at or near its peak for this policy tightening cycle. However, the Federal Reserve cautioned that it will continue monitoring conditions and determine whether additional policy changes, which may include further increases in the Federal Funds Rate, may be appropriate. Thus, the amount of interest that we pay on the unhedged portion of certain borrowings has increased and could increase further, which could have a negative impact on our financial condition.

Our businesses operate in regulated industries and are subject to a variety of complex and continually changing laws and regulations.

Our operations and employees are subject to various U.S. federal, state and local licensing laws, codes and standards and regulations and similar foreign laws, codes, standards and regulations. Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable U.S. or foreign laws or regulations could result in substantial fines, damages or revocation of our operating permits and licenses. Competition, antitrust or other regulatory investigations can continue for several years, be costly to defend and can result in substantial fines and private damages in jurisdictions around the world. We have in the past been subject to and cooperated with such investigations. If we are subject to such an investigation, the fact that we may decide to cooperate with regulators or settle with private plaintiffs standing alone may not improve our risk profile or reduce our potential liability as a result of such investigation. In addition, any obstruction of any investigation, including any noncompliance with any confidentiality agreements in connection with any such investigation, could result in additional liability and materially impact our business. Moreover, if laws and regulations were to change or if we or our products failed to comply with the laws described above or other applicable U.S. or foreign laws or regulations, our business, financial condition and results of operations could be adversely affected.

Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Treasury Department’s Office of Foreign Assets Control and various non-U.S. governmental agencies, including applicable export controls, anti-trust, customs, data privacy restrictions, currency exchange control and transfer pricing regulations, laws regulating the foreign ownership of assets and laws governing certain materials that may be in our products. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. For example, some foreign data privacy regulations are more stringent than those in the U.S. and continue to evolve. Further, existing free trade laws and regulations, such as the United States-Mexico-Canada Agreement, or any successor agreement, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials (either directly or through our suppliers) could have an impact on our competitive position, business and financial results.

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to privacy, data protection and cybersecurity. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity (or other reputational harm) and could have a material adverse effect on our business.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) sensitive information, including personal, proprietary, and confidential business data, trade secrets and intellectual property. Our collection, processing, distribution and storage of such information is subject to a variety of laws and regulations both in the United States and abroad (including China, Mexico, Germany, and other foreign jurisdictions), which could limit the way we market and provide our products and services or impose additional operational and organizational requirements on our business.

In some cases, privacy and data protection laws, regulations and rules impose obligations directly on us as both a data controller and a data processor (or the equivalents thereof), as well as on many of our customers. Certain jurisdictions have also enacted data localization laws mandating that certain types of data collected in a particular country be stored and/or processed primarily within that country. Compliance with these privacy, data protection and cybersecurity requirements is rigorous and time-intensive and may increase our cost of doing business and, despite these efforts, there is a risk that we fail to comply and may become subject to government enforcement actions, fines and penalties, litigation and reputational harm, which could materially and adversely affect our business, financial condition and results of operations. In addition, the regulatory framework for the handling of personal and confidential information is rapidly evolving and is likely to remain uncertain for the foreseeable future as new data protection and privacy laws are being enacted globally and existing laws are being updated and strengthened.

In the United States, federal, state, and local governments have enacted numerous privacy, data protection and cybersecurity laws, including data breach notification laws, personal data privacy laws, consumer protection laws and other similar laws (i.e., wiretapping laws). Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, California enacted the California Consumer Privacy Act (as amended by the California Privacy Rights Act (the “CPRA”), the “CCPA”), which created new individual privacy rights for California consumers (as defined in the law) and placed increased privacy and security obligations on certain companies processing personal information of consumers or households. The CCPA, which went into effect on January 1, 2020 (and was amended by the CPRA as of January 1, 2023), requires covered companies to provide specific disclosure to consumers about such companies’ data processing, collection, use and disclosure practices with respect to personal information, provide methods for such consumers to know, access, correct and delete their personal information, with exceptions, as well as provide a mechanism to allow consumers to opt-out of certain sales or transfers of their personal information and limit use and disclosure of their sensitive personal information. The CCPA broadly defines personal information, provides for civil penalties and statutory damages for violations and further provides consumers with a private right of action in the event of a data breach involving certain of such consumer’s sensitive information as a result of the business’ failure to implement reasonable security measures. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA is enforced by both the Office of the Attorney General of California and the newly-established California Privacy Protection Agency, and failure to fully comply can result in regulatory fines of up to $2,500 per violation (which has been interpreted to mean per impacted individual) and up to $7,500 for knowing/willful violations. As currently written, the CCPA impacts certain of our business activities and is an example of how our business may be implicated by the evolving regulatory environment related to the processing of personal information. Additionally, a number of states have passed or are passing statutes that regulate the acquisition, use and storage of biometric information, which we may in the future collect and use in the conduct of our business. For example, the Biometric Information Privacy Act (“BIPA”) in Illinois prohibits collection of certain biometric data without informed consent and provides for statutory damages of up to $5,000 per consumer per violation for intentional violations. Aspects of the CCPA and other laws and regulations relating to privacy, data protection and cybersecurity, as well as their enforcement, remain unclear and we may be required to modify our practices in an effort to comply with them. Revising our practices to comply with these requirements could result in increased costs for our products, reduce demand for our services or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our products, to reach current and prospective customers, or to derive insights from customer data globally. Moreover, there is discussion in Congress of a new comprehensive federal privacy and data protection law to which we may become subject if it is enacted.

Outside the United States, an increasing number of laws, regulations, and industry standards govern privacy, data protection and cybersecurity. For example, we are subject to the European Union’s General Data Protection Regulation (“GDPR”), the United Kingdom’s General Data Protection Regulation (“U.K. GDPR”), Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, “LGPD”) (Law No. 13, 709/2018), China’s Personal Information Protection Law (“PIPL”), as well as other privacy, data protection and cybersecurity legislation in the jurisdictions in which we do business, which may impose strict requirements for processing personal data.

For example, in May 2018, the GDPR superseded prior European Union data protection legislation, and it imposes more stringent European Union data protection requirements and provides for greater penalties for noncompliance. Under the GDPR, fines of up to 20 million euro or up to 4% of the annual global turnover of the infringer, whichever is greater, could be imposed, and European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros. The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data, including imposing special requirements in respect of the processing of personal data, requiring that the consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction, and objection.

Additionally, the U.K. GDPR (i.e., a version of the GDPR as implemented into United Kingdom law) went into effect following Brexit. While the GDPR and the U.K. GDPR are substantially the same, going forward there is increasing risk for divergence in application, interpretation and enforcement of the data privacy and cybersecurity laws and regulations as between the European Union and the United Kingdom, which may result in greater operational burdens, costs and compliance risks. For example, in 2021, the European Commission announced an adequacy decision concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Union to the United Kingdom. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and may be modified or revoked in the interim. We cannot predict how the U.K. GDPR and other privacy and data protection laws, regulations or rules in the United Kingdom may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the United Kingdom’s government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to create a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected business.

Additionally, the GDPR and the U.K. GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the European Union and the United Kingdom to certain third countries (including the United States), and the mechanisms to comply with such obligations are also in considerable flux and may lead to greater operational burdens, costs and compliance risks. Ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal information to such third countries could result in further limitations on the ability to transfer data across borders, particularly if governments are unable or unwilling to reach new agreements that support cross-border data transfers. While the European Commission adopted on July 10, 2023 an adequacy decision for the EU-U.S. Data Privacy Framework, enabling U.S. companies who certify to the EU-U.S. Data Privacy Framework to rely on it as a valid data transfer mechanism, such adequacy decision is likely to face challenge, including at the Court of Justice of the European Union. While the EU-U.S. Data Privacy Framework does not apply to the United Kingdom, on October 12, 2023, a U.K.-U.S. Data Bridge came into force, to facilitate transfers of personal data from the United Kingdom to the United States. Such Data Bridge could not only be challenged but also may be affected by any challenges to the EU-U.S. Data Privacy Framework.

There also has been increasing regulatory scrutiny from the SEC and other government agencies with respect to adequately disclosing risks concerning cybersecurity. For example, on July 26, 2023, the SEC adopted new cybersecurity disclosure rules for public companies that require disclosure regarding cybersecurity risk management, strategy and governance (including the corporate board’s role in overseeing cybersecurity risks, management’s role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks, such as business continuity plans) in annual reports. These new cybersecurity disclosure rules also require the disclosure of material cybersecurity incidents in a Form 8-K, generally within four days of determining an incident is material. We will be subject to such Form 8-K disclosure requirements upon the consummation of this offering and will be subject to such annual report disclosure requirements starting with our first Form 10-K. Such scrutiny from the SEC and other government bodies increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in distraction of management and diversion of resources for targeted businesses.

Moreover, we make public statements about our collection, use, disclosure and other processing of personal information through our privacy policies and information on our website. Although we endeavor to comply with our public statements and documentation, we may at times be found or alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and data protection can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy and data protection practices, even if unfounded, could damage our reputation and adversely affect our business.

We cannot yet fully determine the impact these or future laws, rules and regulations concerning privacy, data protection and cybersecurity may have on our business or operations. These laws, rules and regulations may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. Additionally, contractual requirements apply to our collection, use, processing and disclosure of various types of data, including personal information, and we may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. Compliance with U.S. and international privacy, data protection, privacy and cybersecurity laws and regulations could require us to take on more onerous obligations in our contracts and restrict our ability to collect, use and disclose data. Because the interpretation and application of data protection, privacy and cybersecurity laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection and privacy rules may be unsuccessful. Failure to comply with U.S. and international privacy, data protection and cybersecurity laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect our results of operations and business. Claims that we have violated individuals’ privacy rights, failed to comply with privacy, data protection and cybersecurity laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could increase our operation costs and impact our financial performance. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding privacy and data protection and may cause our customers or their customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our products.

We cannot assure you that any third-party partners with access to our employees’ personally identifiable and other sensitive or confidential information for which we are responsible will not breach contractual obligations imposed by us, or that they will not experience cybersecurity breaches or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy and data protection laws, regulations, rules, standards and other obligations, which could in turn adversely affect our business, results of operations and financial condition. We also cannot assure you that our contractual measures and our own privacy, data protection and cybersecurity-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Additionally, we cannot be certain that our insurance coverage will be adequate for privacy, data protection or cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

Our use of artificial intelligence (“AI”), machine learning, data analytics and similar tools that collect, aggregate and analyze data may not be successful and may present business, compliance, and reputational challenges which may adversely affect our business, financial condition and results of operations.

We and the third parties with whom we work use AI, machine learning, data analytics and similar tools (including generative AI tools) that collect, aggregate and analyze data (collectively, “Data Tools”) in connection with activities related to our business. There are significant risks involved in utilizing Data Tools and no assurance can be provided that the usage of or reliance on such Data Tools will enhance our business or assist our business in being more efficient or profitable. Data Tools may have errors or inadequacies that are not easily detectable. Our use of Data Tools may give rise to risks related to harmful content, inaccuracies and AI hallucinations, discrimination and AI bias, intellectual property infringement or misappropriation, defamation, and data privacy, cybersecurity and other issues. For example, with the use of third-party Data Tools, there often exists a lack of transparency of the sources of data used to train or develop the AI technologies underlying the Data Tools, or how inputs are converted to outputs and we cannot fully validate this process and its accuracy. These risks may inadvertently reduce our efficiency or cause unintentional or unexpected consequences which do not match our business goals, do not comply with our policies or standards or interfere with the performance of our products, services, business and reputation. In particular, any models we generate using Data Tools with any such inaccuracies or flaws in inputs, outputs, or logic could be biased or contain “hallucinations” and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights. Additionally, our reliance on Data Tools could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization. Our use of Data Tools could also lead to legal and regulatory investigations and enforcement actions, or may give rise to specific obligations under various laws and regulations in a number of jurisdictions. Our use of Data Tools could result in additional compliance costs, regulatory investigations and actions, lawsuits, or brand or reputational harm, any of which could harm our business, financial condition and operating results.

The AI technologies underlying Data Tools and their use cases, including the disclosure and use of personal data or confidential information in generative AI technologies, are subject to a variety of laws and regulations, including intellectual property, privacy, publicity, consumer protection and federal equal opportunity laws. If we do not have sufficient rights to use the data or other intellectual property on which Data Tools rely, we may incur liability through the violation of such laws, third-party intellectual property, publicity or privacy rights or other rights or contracts to which we are a party. Further, Data Tools and other AI technologies can also be misused or misappropriated by third parties and/or our employees. Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party Data Tool could be leaked or disclosed to others (including our competitors), including if such sensitive information is used to train such third party’s Data Tools. Additionally, where a Data Tool ingests personal data and makes connections using such data, a Data Tool may reveal other personal data or sensitive information generated by such Data Tool. Furthermore, the AI technologies underlying Data Tools are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational or technological risks related to the use of Data Tools. Thus, we cannot assure you that our contractual measures and other safeguards related to Data Tools will protect us from the risks associated with the use of Data Tools, or from the inadvertent disclosure or incorporation of our personal data or confidential information into publicly available training sets for third parties’ Data Tools.

Moreover, Data Tools are the subject of evolving review by various U.S. and non-U.S. governmental and regulatory agencies, including the SEC and the U.S. Federal Trade Commission, and changes in laws, rules, directives and regulations governing the use of Data Tools may adversely affect the ability of our business to use or rely on Data Tools. For example, on December 8, 2023, the Council of the European Union, European Parliament and European Commission reached provisional agreement on a revised draft of the Artificial Intelligence Act (“AI Act”), and on March 13, 2024, the European Parliament passed a draft of the AI Act, which will enter into force 20 days after its publication in the Official Journal of the European Union. The AI Act establishes a risk-based governance framework for regulating high-risk AI systems operating in the European Union. This framework prohibits AI systems that present an unacceptable degree of risk and sets specific and strict requirements for high-risk AI systems, lesser transparency obligations for low-risk AI systems and certain obligations for providers of general-purpose AI models that present systemic risks. While the AI Act will not begin to become effective until six months after the AI Act’s entry into force, there is a risk that our Data Tools may be categorized as high-risk, obligating us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. Even if our Data Tools are not categorized as high-risk, we may be subject to additional transparency and other obligations for lower-risk AI system providers. The AI Act sets forth certain penalties, including fines of the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year for violations related to offering prohibited AI systems, fines of the greater of EUR 15 million or 3% of worldwide annual turnover for violations related to the requirements for high-risk AI systems, and fines of the greater of EUR 7.5 million or 1% of worldwide annual turnover for violations related to supplying incorrect, incomplete or misleading information to European Union and member state authorities. Once effective, this regulatory framework is expected to have a material impact on the way AI is regulated in the European Union, and together with developing guidance and decisions in this area, may affect our use of Data Tools and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and adversely affect our business, financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery laws around the world.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both U.S. and non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and local customs and practices that can be inconsistent with anti-bribery laws. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, or if we are subject to allegations of any such violations, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows. In addition, we could be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of such compliance matters, or we could be subject to lawsuits brought by private litigants, each of which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and results of operations. Our success depends in part on our ability to protect our proprietary rights and intellectual property. We rely on a combination of intellectual property rights, such as trademarks, trade secrets (including know-how), patents and copyrights, in addition to confidentiality provisions and licensing arrangements to establish, maintain, protect and enforce our proprietary rights. For example, we rely on trademark protection to protect our rights to various marks as well as distinctive logos and other marks associated with our products and services. We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. Similarly, while we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that such employees misappropriated relevant rights from their previous employers. Additionally, our trade secrets, know-how and other proprietary information may be stolen, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means, or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the license, potential licensees that were ultimately not licensed, or other parties reverse engineering our company’s solutions, products or components. Further, we may not be able to protect our technology, know-how or brand if do not detect unauthorized use of our intellectual property rights, and we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to or to obtain licenses on commercially reasonable terms, or that third parties will not terminate our license rights. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. In particular, the patent prosecution process is expensive, time-consuming and complex, and there can be no assurances that we will be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner, or that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Additionally, the absence of internationally harmonized intellectual property laws and different enforcement regimes makes it more difficult to ensure consistent protection of our proprietary rights. Our strong international presence may lead to increased exposure to unauthorized copying and use of our manufacturing technologies and proprietary information. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak.

If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Our efforts to protect these rights may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies, products and services that are substantially similar or superior to ours. Third parties may also gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. In order to protect our own intellectual property rights, we may be required to spend significant resources to monitor and protect those rights. We may be forced to bring claims against third parties, or defend claims that they may bring against us (including counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights), to determine or enforce the ownership of what we regard as our intellectual property. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate significantly higher revenues than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, and the implementation of our manufacturing technologies, or the introduction of new solutions, may be delayed or prevented, which could harm our business, reputation, financial condition, results of operations and cash flows.

From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property and proprietary rights of third parties and other intellectual property-related disputes. Some third-party intellectual property rights may prove to be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and, therefore, our own issued and pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and registered trademarks, that cover significant aspects of our technologies, products or services, and we cannot assure that we are not infringing, misappropriating or otherwise violating, and have not infringed, misappropriated or otherwise violated, any third-party intellectual property rights, or that we will not be held to have done so or be accused of doing so in the future. In addition, we are party to a number of complex intellectual property agreements with our licensing partners and certain provisions in such agreements may be susceptible to multiple interpretations. Any disputes with our licensing partners with respect to such agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase our obligations under such agreements, either of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are, from time to time, subject to claims of intellectual property infringement by third parties, including practicing entities and non-practicing entities. Regardless of the merit of such claims, any claim that we have infringed, misappropriated or otherwise violated intellectual property or other proprietary rights of third parties, whether or not it results in litigation, is settled out of court or is determined in our favor, could be expensive and time-consuming, and could divert the time and attention of management and technical personnel from our business. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Further, our liability insurance may not cover potential claims of this type adequately or at all. Intellectual property lawsuits or claims may become extremely disruptive if plaintiffs were to succeed in blocking the trade of our products and services. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Any settlement or adverse judgment resulting from such a claim could (i) require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; (ii) restrict or prohibit our use of such technology, content or other intellectual property; (iii) require us to expend significant resources to alter the design and operation of our systems and technology or the content of our courses; and (iv) require us to indemnify third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, content or other intellectual property to permit us to continue offering the affected technology, content or services to our partners. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our battery technologies, products and services and may be unable to compete effectively. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.

We are subject to numerous federal, foreign, international, state and local environmental, health and safety laws and regulations governing, among other matters, emissions to air, water and land, solid and hazardous waste storage, treatment, recycling, disposal and transportation, chemical exposure, worker and public health and safety, and remediation of the presence or releases of hazardous materials, including as they pertain to decommissioning our facilities, lead/lead compounds and sulfuric acid, the primary materials used in the manufacture of lead-acid batteries, and to solvents and metal compounds used in the manufacture or repair of lithium-ion batteries. There are significant capital, operating and other costs associated with compliance with or liability under environmental, health and safety laws and regulations. We have been subject to allegations, litigation, notices of violation, consent decrees, and orders brought by and entered into with governmental authorities and third parties, and failures to comply, particularly to the extent such noncompliance is determined to be part of a continuing pattern of noncompliance, with respect to such laws and regulations, including obtaining and complying with any permits required to conduct our operations, could subject us to civil or criminal liability, monetary damages, reputational damages, fines and/or a cessation or interruption of operations or an increase in costs to continue such operations in the future. Certain environmental laws, including the U.S. Superfund law and state equivalents, make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or originating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send or have sent materials for disposal or materials for recycling, along with related natural resources damages. Such liability may not be limited to the cleanup of contamination, particularly when such contamination is present in residential areas. We are and have been involved in investigation and remediation activities at our current and former, and third-party sites. We cannot provide any assurance that we will not incur liability relating to the investigation or remediation of contamination or natural resources damages in the future, including contamination we did not cause, which could adversely affect our business, financial condition, results of operations and reputation. See Note 16, “Commitments and Contingencies,” of the notes to the financial statements included elsewhere in this prospectus for further information. As an example, in December 2020, we were named in a lawsuit filed by the state of California seeking relief from several defendants associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, California to which we had sent lead bearing battery scrap and spent lead-acid batteries for the purpose of recycling, reimbursement of costs incurred to date by the plaintiff related to its investigation and clean up and potentially the costs of future investigation and remediation. This lawsuit proceeded to a bench trial from May 11 to 13, 2022 to determine the scope of the area needing remediation, and a ruling was issued on October 21, 2022 concluding that the state of California failed to establish that certain offsite residential areas were in fact impacted by the Vernon facility, thus narrowing the range of damages that may be claimed by the plaintiffs. In May 2023, a trial was held to determine the scope of the defendants’ liability and in an August 22, 2023 decision the court determined that the Company, although not wholly exempt from liability, is not liable for its shipments of whole spent lead-acid batteries, which comprise the overwhelming majority of what it sent to the site thereby limiting the Company’s exposure to other materials it sent to the site, such as dross, baghouse dust and lead oxide pastes, and narrowed the scope of the plaintiffs’ claims in other respects. A subsequent trial phase (in August 2023) determined that the defendants failed to establish that their respective liability was divisible. On February 27, 2024, the court issued an order stating that an additional trial phase will be held after the state of California completes ongoing removal actions and fully incurs any related costs covering the defendants’ liability for costs incurred by the state, which is expected to occur in 2025. The state of California has since announced that it will now only seek reimbursement in this legal action for expenses paid to date for monitoring and testing, estimated at approximately $25 million (which is inclusive of attorneys’ fees and subject to increase) from us and the other defendants, which will be the focus of the trial phase expected to occur in 2025. However, the state retains the right to seek recovery of costs to implement a final remedy ultimately selected for the site, which would be the subject of a separate action by the state. We are currently unable to reasonably estimate the potential loss or range of potential losses as a result of this lawsuit or any future claims by the state relating to this site.

Environmental, health and safety laws and regulations may also become more stringent in the future, which could increase costs of compliance. In particular, changes in laws and regulations governing the battery life cycle, including product development, supply chain, manufacturing process, and end-of-life recycling and recovery could become more stringent, resulting in significant increases to our cost of production. For example, batteries sold in the European Union are subject to the Battery Regulation (Regulation (EU) 2023/1542), which embeds a full life-cycle approach covering design, performance, sourcing, manufacturing, use and recycling in a single law that also provides for an integrated mechanism with the EU’s Registration, Evaluation, Authorisation, and Restriction of Chemicals (“REACH”) for evaluation of substance restrictions in batteries found to pose an unacceptable risk to human health or the environment. As a result, there is a possibility that required battery materials or processing intermediates are currently on or would be added to the REACH authorization list. Restrictions may also result from the listing of such materials on similar registries such as the U.S.’s Toxic Substances Control Act (“TSCA”) high priority list. Furthermore, the European Union’s vehicle end-of-life legal framework currently requires us to obtain exemptions for lead acid batteries in light duty vehicles and we may be required to obtain exemptions for other battery metals and materials in a broader array of vehicle types in the future. Any restrictions on battery materials or processing intermediates resulting from developments under any of these laws or regulations could result in litigation, cause us to incur significant costs in order to comply and adversely affect our business, financial condition and results of operations and reputation.

Costs, including capital and operating costs, relating to compliance with existing, modified or new environmental, health and safety laws and regulations can be material, and in the future we may be unable to generate sufficient funds or access other sources of capital to fund unforeseen environmental liabilities or expenditures. If we or our business partners fail to adhere to environmental, health and safety requirements, including obtaining and complying with any permits required to conduct operations, it could adversely affect our business, financial condition, results of operations and reputation.

In addition, increased public awareness and concern regarding environmental and social corporate responsibility and any concerns or allegations around our environmental, health and safety practices and compliance with laws and regulations in connection with the manufacturing, use, collection and recycling of our products could negatively impact the reputation of our company and products and our business could be materially and adversely affected by any reduction in the market acceptance of our products, even where such concerns or allegations prove to be inaccurate or unfounded or do not relate to the performance of our products or the safety of our manufacturing, collection and recycling processes.

Global climate change (and related laws) could negatively affect our business, financial condition and results of operation. Increased public awareness and concern regarding global climate change may result in more regional and/or federal requirements to reduce or mitigate the effects of greenhouse gas emissions.

There continues to be a lack of consistency between states, the U.S. federal government and other countries regarding legislation and regulations relating to climate change, which creates economic and regulatory uncertainty, including in the automotive industry in which we operate. Such regulatory uncertainty extends to incentives, that if discontinued, could adversely impact the demand for batteries for energy efficient vehicles. These factors may impact the demand for our products, obsolescence of our products and our results of operations.

There is a growing consensus that greenhouse gas emissions are linked to global climate change. Climate change, such as extreme weather conditions, create financial risk to our business. For example, as described above, the demand for our products and services, such as automotive replacement batteries, may be affected by unseasonable weather conditions. Climate changes could also disrupt our operations by impacting the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and process disruptions due to physical climate changes that could result in price modifications for our products and the resources needed to produce them. In addition, increased public awareness and concern regarding climate change may impact the demand for our products or obsolescence of our products.

Failure to keep up with evolving trends, regulations and shareholder expectations relating to sustainability issues or reporting could adversely impact our reputation, access to and cost of capital and financial results.

Certain institutional investors, investor advocacy groups, investment funds, creditors, influential financial markets participants and other stakeholders have become increasingly focused on companies’ sustainability issues in evaluating their investments and business relationships, including the impact of greenhouse gas emissions on climate change, and companies’ diversity, equity and inclusion activities. Investors may take conflicting approaches to sustainability issues. Certain organizations also provide sustainability ratings, scores and benchmarking studies that assess companies’ sustainability practices. Although there are no universally accepted standards for such ratings, scores or benchmarking studies, they are used by some investors to inform their investment and voting decisions. It is possible that our future investors or organizations that report on, rate or score sustainability practices will not be satisfied with our sustainability strategy or performance. Unfavorable press about or ratings or assessments of our sustainability strategies or practices, regardless of whether or not we comply with applicable legal requirements, may lead to negative investor sentiment toward us, which could have a negative impact on our access to and cost of capital.

In addition, the adoption of new sustainability-related regulations applicable to our business, or pressure from key stakeholders to comply with additional voluntary sustainability-related initiatives or frameworks, could require us to make substantial investments in sustainability matters, which could impact the results of our operations and cash flows. Decisions or related investments in this regard could affect consumer perceptions as to our brand. Furthermore, if our competitors’ corporate responsibility or sustainability performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In the event that we publicize certain initiatives or goals regarding sustainability matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected. In addition, our access to and cost of capital, could be adversely affected.

We may also be required to increase our disclosure of sustainability-related information over coming years, whether due to increased stakeholder demand, changes to voluntary disclosure frameworks that we have adopted or the promulgation of legally mandated disclosure requirements. In particular, we expect that we will be required to disclose climate related information pursuant to the EU’s Corporate Sustainability Reporting Directive, which calls for the disclosure of information regarding a range of sustainability matters, the SEC’s new rules relating to the disclosure of climate-related risks and California’s climate-related disclosure laws. To the extent we elect or are required to report more sustainability information, and regulators, investors, customers, supply chain partners or other stakeholders view this information as lagging or inadequate, this may have a negative impact on our business, whether from a reputational perspective, through a reduction in interest in purchasing our stock or products, or otherwise. In addition, under certain laws and regulations, statements we make regarding the sustainability or carbon footprint of our operations or products or their impact on the environment may subject us to disclosure requirements or expose us to the risk of claims that the statements constitute “greenwashing.” If we fail to comply with such laws and regulations or become subject to such claims we may incur liabilities or suffer reputational harm.

In addition, developing regulations regarding the sustainability-impacts of companies’ own operations and those of their supply chains, including the EU Corporate Sustainability Due Diligence Directive and the German Supply Chain Due Diligence Act, may require us to conduct additional diligence procedures and collect further information in relation to the sustainability performance of our operations and the entities in our supply chain. This may lead to an increased cost of our raw materials, which may in turn lead to a reduction in our business prospects, and may also lead to risks to our reputation to the extent that we or our supply chain partners are determined to not meet standards of sustainability conduct expected by our customers, investors and other stakeholders.

A pandemic, epidemic, or outbreak of an infectious disease or public health crisis may materially and adversely affect our business and our financial results.

Our business could be adversely affected by health crises in regions where we operate or otherwise do business. For example, the policies and regulations implemented in response to the outbreak of COVID-19 have had a significant impact, both directly and indirectly, on businesses and commerce and the global supply chain. Although restrictions have generally been lifted, additional indirect effects such as supply shortages continue to impact segments of the global economy. The conditions caused by the COVID-19 pandemic and its aftermath as well as macroeconomic conditions have caused diminished liquidity and credit availability, declines in customer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, and any future health crisis may have a similar impact.

Our operations have in the past been negatively affected by a range of external factors related to the effects of the COVID-19 pandemic that are not within our control. We may also be similarly negatively affected by a future pandemic, epidemic, outbreak of an infectious disease or public health crisis. In the past many cities, counties, states, and even countries have imposed a wide range of restrictions on the physical movement of our employees, partners, and customers to limit the spread of COVID-19, including physical distancing, travel bans and restrictions, closure of nonessential business, quarantines, work-from-home directives, and shelter-in-place orders. These measures have previously caused, and may cause in the future, business slowdowns or shutdowns in affected areas, both regionally and worldwide. If future pandemics, epidemics or other global health crises have a substantial impact on the productivity of our employees and partners, or a substantial impact on the ability of our employees to execute responsibilities, or a substantial impact on the ability of our customers to purchase our products, our results of operations, and overall financial performance may be harmed.

Our operating performance is subject to global economic and market conditions, including their impacts on the aftermarket retail channel and global automotive industry. In fiscal year 2023, the impact of lockdowns in China and the resulting slowdown in general economic activity following the reversal of these policies unfavorably affected volumes. In fiscal year 2022, we experienced higher transportation and purchasing costs and overall higher operating costs, in part as a result of such price volatility and rising inflation. During the year ended September 30, 2021, the COVID-19 pandemic impacted our operational and financial performance, primarily due to higher transportation rates and operational inefficiencies as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Continuing Operations” for further discussion regarding the impact of the COVID-19 pandemic and inflation on the Company and our operations.

Because of the impacts COVID-19 had on our operations, we assessed certain accounting matters that require consideration of forecasted financial information using the information reasonably available to us, which does not include the unknown future impacts of COVID-19 or any other future health crisis. Such accounting matters include, but are not limited to, its allowance for doubtful accounts, the carrying value of our goodwill, intangible assets and other long-lived assets and valuation allowances on deferred tax assets. As a result of these assessments, there were no impairments or material increases in allowance for doubtful accounts or valuation allowances that impacted our consolidated financial statements. Although our operations have resumed, there is no guarantee that COVID-19 or any other future health crisis will not require additional assessments in the future and these assessments will not result in material impacts to the consolidated financial statements in future reporting periods. Events and changes in circumstances arising after the date hereof, including those resulting from the impacts of COVID-19 or any other future health crisis, could affect future periods and management’s planning for future periods.

Our financial condition and results could also be impacted by significant changes in commodity prices, foreign currency exchange rates and interest rates that may result from volatility in the economic and financial markets as a result of a pandemic, epidemic, outbreak of an infectious disease or public health crisis. Changing market conditions may also affect the estimates and assumptions made by management. Such estimates and assumptions affect, among other things, our goodwill, long-lived asset and indefinite-lived intangible asset valuations, equity investment valuations, valuation of deferred income taxes and income tax contingencies, measurement of compensation cost for certain cash bonus plans and pension plan assumptions.

To the extent that a pandemic, epidemic, outbreak of an infectious disease or public health crisis adversely impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

A variety of other factors could adversely affect our results of operations.

Any of the following factors related to our business could materially and adversely impact our results of operations: failure to win, loss of, or changes in, automobile battery supply contracts with our large original equipment and aftermarket customers; contracts, or the interruption or cessation of operations of, with certain of our suppliers including long-term tolling agreements; market and financial consequences of any recalls that may be required on our products; delays or difficulties in new product development, including batteries powered by emerging or evolving chemistries and/or technology; changing nature of our joint ventures and relationships with our strategic business partners; and transportation delays within our plant network or increased prices for logistics services; our ability to secure sufficient tolling capacity to recycle batteries.

Additionally, any of the following factors related to market conditions and our industry could materially and adversely impact our results of operations: the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may adversely impact the lead-acid battery market, including replacement cycle; delays or cancellations of new vehicle programs; impact of potential increases in lithium-ion battery volumes on established lead-acid battery volumes as lithium-ion battery technology grows and costs become more competitive; financial instability or market declines of our customers or suppliers; slower than projected market development in emerging markets; interruption of supply of certain single-source components; unseasonable weather conditions or natural disasters in various parts of the world; our ability to secure sufficient tolling capacity to recycle batteries; price and availability of battery cores used in recycling; and the pace of the development of the market for hybrid and electric vehicles.

Our reliance on certain significant suppliers subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.

Our ability to maintain consistent quality throughout our operations depends in part upon our ability to acquire certain products in sufficient quantities. Our suppliers are subject to environmental, health and safety laws and regulations and failure to comply with such laws and regulations could result in a cessation or interruption of their operations or increased costs which are passed on to their customers, including us. Supply shortages for a particular component can delay production and thus delay shipments to customers and our receipt of related net sales. This could cause us to experience a reduction in sales, increased costs and could adversely affect relationships with existing and prospective customers. In particular, a disruption to lead supply could adversely impact our business, financial condition and results of operations.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to additional changes in our valuation allowances against deferred tax assets and other tax reserves on our statement of financial position, and the future sale of certain businesses could potentially result in the reversal of outside basis differences that could adversely affect our results of operations and cash flows. Additionally, changes in tax laws in the U.S. or in other countries where we have significant operations could materially affect deferred tax assets and liabilities on our consolidated statements of financial position and our income tax provision in our consolidated statements of income (loss). We are also subject to tax audits by governmental authorities. Negative unexpected results from one or more such tax audits could adversely affect our results of operations.

In addition, changes in tax laws in the U.S. could materially affect the amount of payments the Company is obligated to make under the tax receivable agreement entered into with the Sponsor Group in September 2021 (such agreement, as amended from time to time, the “TRA”). Refer to Note 16, “Commitments and Contingencies,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Future changes in applicable U.S. federal and state and foreign tax law could adversely affect us or our affiliates.

Future changes in tax laws or regulations, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in the United States and other jurisdictions where we do business regularly could adversely affect us. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could affect our financial position and overall or effective tax rates in the future, reduce after-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance. For example, the Organisation for Economic Co-operation and Development and numerous jurisdictions have had an increased focus on issues concerning the taxation of multinational businesses and several related reforms have been put forth (including the implementation of a global minimum tax rate of at least 15% for large multinational businesses), which could have a negative effect on our business, financial condition and results of operations. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a few complex factors including, but not limited to, projected levels of taxable income, tax audits conducted and settled by tax authorities, and adjustments to income taxes upon finalization of income tax returns.

Legal proceedings in which we are, or may be, a party may adversely affect us.

We are currently, and may in the future, become subject to legal proceedings and commercial or contractual disputes. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes with our suppliers or customers, intellectual property matters and third-party liability, including product liability claims and employment claims. We are currently, and may in the future be named as a defendant in tort exposure claims and other actions where the third-party use of our products or where our operations (including those involving the collection, recycling, transportation and storage of lead bearing materials as well as those involving the assembly, manufacture, storage and transportation of components, work in process and finished products) have allegedly resulted in contamination to the soil, groundwater and drinking water supplies or elevated concentrations of lead in individuals. Plaintiffs in these cases are generally seeking damages for personal injuries, medical monitoring and diminution in property values, and are also seeking punitive damages and injunctive relief to address the alleged injury or remediation of the alleged contamination. Furthermore, we are currently, and may in the future, be named as a defendant in other claims relating to environmental, health and safety laws and regulations we are subject to. See “—We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.” For example, in December 2020, we were named in a lawsuit filed by the state of California seeking relief from several defendants associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, California to which we have sent lead bearing battery scrap and spent lead acid batteries for the purpose of recycling, reimbursement of costs incurred to date by the plaintiff related to its investigation and clean up and potentially the costs of future investigation and remediation. This lawsuit proceeded to a bench trial from May 11 to 13, 2022 to determine the scope of the area needing remediation, and a ruling was issued on October 21, 2022, concluding that the state of California failed to establish that certain offsite residential areas were in fact impacted by the Vernon facility, thus narrowing the range of damages that may be claimed by the plaintiffs. In May 2023, a trial was held to determine the scope of the defendants’ liability and in an August 22, 2023 decision the court determined that the Company, although not wholly exempt from liability, is not liable for its shipments of whole spent lead-acid batteries, which comprise the overwhelming majority of what it sent to the site thereby limiting the Company’s exposure to other materials it sent to the site, such as dross, baghouse dust and lead oxide pastes, and narrowed the scope of the plaintiffs’ claims in other respects. A subsequent trial phase (in August 2023) determined that the defendants failed to establish that their respective liability was divisible. On February 27, 2024, the court issued an order stating that an additional trial phase will be held after the state of California completes ongoing removal actions and fully incurs any related costs covering the defendants’ liability for costs incurred by the state, which is expected to occur in 2025. The state of California has since announced that it will now only seek reimbursement in this legal action for expenses paid to date for monitoring and testing, estimated at approximately $25 million (which is inclusive of attorneys’ fees and subject to increase) from us and the other defendants, which will be the focus of the trial phase expected to occur in 2025. However, the state retains the right to seek recovery of costs to implement a final remedy ultimately selected for the site, which would be the subject of a separate action by the state. We are currently unable to reasonably estimate the potential loss or range of potential losses as a result of this lawsuit or any future claims by the state relating to this site. There is a possibility that litigation in which we are involved may have an adverse impact on our results of operations and cash flows that is greater than we anticipate and/or negatively affect our reputation.

The potential insolvency or financial distress of third parties could adversely impact our business and results of operations.

We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitment at current or above market prices or on other terms that are less favorable to us. In such events, we may incur losses, or our results of operations, financial condition or liquidity could otherwise be adversely affected.

We may be unable to complete or integrate acquisitions or joint ventures effectively, which may adversely affect our growth, profitability and results of operations.

Acquisitions of businesses and assets, as well as joint ventures (or other strategic arrangements), may play a role in our future growth. We cannot be certain that we will be able to identify attractive acquisition or joint venture targets, obtain financing for acquisitions on satisfactory terms, successfully acquire identified targets, form joint ventures or manage the timing of acquisitions with capital obligations. Acquisitions, partnerships, alliances and subsequent integrations thereof would require significant managerial, operational and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Additionally, we may not be successful in integrating acquired businesses or joint ventures into our existing operations and achieving projected synergies which could result in impairment of assets, including goodwill and acquired intangible assets. We must necessarily base any assessment of potential acquisitions, partnerships or alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations.

Competition for acquisition opportunities in the industry in which we operate may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions. If we were to use equity securities to finance a future acquisition, our then-current stockholders would experience dilution. We are also subject to applicable antitrust laws and must avoid anticompetitive behavior. These and other factors related to acquisitions and joint ventures may negatively and adversely impact our growth, profitability and results of operations.

Risks associated with joint venture investments may adversely affect our business and financial results.

We have entered into several joint ventures and we may enter into additional joint ventures in the future. Our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our goals or with the goals of the joint venture. In addition, we may compete against our joint venture partners in certain of our other markets. Disagreements with our business partners may impede our ability to maximize the benefits of our partnerships. Our joint venture arrangements may require us, among other matters, to pay certain costs or to make certain capital investments or to seek our joint venture partner’s consent to take certain actions. In addition, our joint venture partners may be unable or unwilling to meet their economic or other obligations under the operative documents, and we may be required to either fulfill those obligations alone to ensure the ongoing success of a joint venture or to dissolve and liquidate a joint venture. These risks could result in a material adverse effect on our business and financial results.

If our information technology (“IT”) systems or our data, or those of third parties upon which we rely, are compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely process proprietary, confidential, and sensitive information, including personal data, intellectual property and trade secrets. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We rely upon the capacity, reliability and security of our IT and cybersecurity infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. We have established physical, electronic and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission and storage of digital information. We have also outsourced elements of our IT systems, and as a result a number of third-party vendors may have access to our confidential information. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades and/or new system implementations, the resulting disruptions could have an adverse effect on our business.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and IT systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including physical damage, telecommunications or network failures or interruptions, system malfunction, natural disasters, traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. Our IT systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other IT assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats. We can provide no assurance that our current IT systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our IT and cybersecurity infrastructure, our efforts to address these problems may not be successful.

Remote work has become more common and has increased risks to our IT systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our IT systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ IT systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our IT environment and cybersecurity program.

Any system failure, accident or security breach could result in disruptions to our operations or those of our customers. A material network breach in the security of our IT systems could include the theft of our intellectual property (including our trade secrets), customer information, human resources information or other confidential matter or the theft of the confidential information of our customers. To the extent that any disruption or security breach results in a loss or damage to our or our customers’ data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against the Company and ultimately harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. If our IT systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy, data protection and cybersecurity obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay for future claims.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our systems or the services provided by third parties would adversely affect our business, financial condition and results of operations.

A material disruption of our operations, particularly at our manufacturing or recycling facilities, could adversely affect our business.

If our operations, particularly at our manufacturing or recycling facilities, were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, sabotage, adverse weather conditions or natural disasters, public health crises, labor disputes, regulatory changes or other reasons, we may be unable to effectively fill customer orders and otherwise meet obligations to or demand from our customers, which could adversely affect our financial performance. For example, in May 2023, workers at our facility in Toledo, Ohio went on strike and resumed work in June 2023 upon the Company reaching an agreement with the workers’ union. The Company’s performance was adversely impacted during this period due to decreased productivity and unplanned costs. In addition, should we be unable to resume operations at any facility, we may incur unplanned costs, including restructuring and/or impairment costs, as well as revisions to our asset retirement obligations for those facilities.

Interruptions in production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures or purchase alternative material at higher costs to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from significant production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition, results of operations and cash flow.

Our business success depends on attracting and retaining qualified personnel.

Our ability to sustain and grow our business requires us to hire, retain and develop a highly skilled and diverse management team and workforce. Failure to ensure that we have the leadership capacity with the necessary skill set and experience could impede our ability to deliver our growth objectives and execute our strategic plan. Organizational and reporting changes as a result of any future leadership transition or corporate initiatives could result in increased turnover. Additionally, any unplanned turnover or inability to attract and retain key employees could have a negative effect on our results of operations.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force, our customers’ labor force and our suppliers’ labor force.

As of March 31, 2024, we employed approximately 18,071 people worldwide. Approximately 66% of these employees are covered by collective bargaining agreements or works council. Although we believe that our relations with the labor unions and works councils that represent our employees are generally good, no assurances can be made that we will not experience in the future material strikes or work stoppages, and other types of conflicts with labor unions, works council, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products.

We may be unable to successfully implement our business strategy, which could adversely affect our business, financial condition, cash flows or results of operations.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in increasing our manufacturing and distribution efficiency through productivity, process improvements and cost reduction initiatives. Further, we may not be able to realize the benefits of these improvements and initiatives within the time frames we currently expect. We may incur costs related to the closure including workforce reductions and non-cash asset impairments, among others. Any failure to successfully implement our business strategy or develop new technologies could adversely affect our business, financial condition, cash flows, or results of operations, and could further impair our ability to make certain strategic capital expenditures.

We provide warranties with respect to certain of our products that may require us to bear the costs of product repair or replacement.

We provide warranties with respect to certain of our products. Our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and after-care costs in negotiating warranties and estimating warranty expenses. Our assumptions could prove to be materially different from the actual performance of our batteries, which could result in substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have established reserves.

In addition, with new products and products that remain under development, we will be required to base our warranty estimates on our historical experience with similar products, testing of the batteries under laboratory conditions and limited performance information obtained through testing activities with customers. As a result, actual warranty claims may be significantly different from our estimates.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and requirements of the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join Clarios and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by domestic and international financial institutions or transactional counterparties, could adversely affect our business, financial condition and results of operations.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect domestic and international financial institutions or other companies in the financial services industry or the financial services industry generally or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, March 12 and May 1, 2023, the Federal Deposit Insurance Corporation (“FDIC”) took control and was appointed receiver of Silicon Valley Bank (“SVB”), Signature Bank and First Republic Bank, respectively, after each bank was unable to continue their operations. These events exposed vulnerabilities in the banking sector, including legal uncertainties, significant volatility and contagion risk, and caused market prices of regional bank stocks to plummet. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents, investments, and draw under the Revolving Facility (as defined herein) and/or our ABL Facility

(as defined herein), may be threatened and our business, financial condition and results of operations could be adversely impacted. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S. or applicable foreign government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations, financial condition and results of operations.

Risks Relating to our Indebtedness

We have a substantial amount of indebtedness, which could adversely affect our financial condition and ability to operate our business.

As of March 31, 2024, we had approximately $8.4 billion of long-term debt outstanding, including deferred financing costs and finance leases, and approximately $1.5 billion of additional borrowing capacity under the ABL Facility and the Revolving Facility (including undrawn letters of credit), subject to borrowing base availability and other customary conditions. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences for our business. For example, it could:

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make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

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compromise our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, due to our high level of debt and the restrictive covenants in the credit agreements that govern our Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes;

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prevent us from raising the funds necessary to repurchase all the notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the agreements governing such indebtedness; and

•	limit our ability to redeem, repurchase, defease or otherwise acquire or retire for value any subordinated indebtedness we may incur.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

The credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes each impose significant operating and financial restrictions on our company, which may prevent us from capitalizing on business opportunities.

The credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and indentures governing our outstanding notes each impose significant operating and financial restrictions on our company. These restrictions limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that prohibit the ability of restricted subsidiaries to make dividends or other payments to us and certain of our other subsidiaries;

•	designate restricted subsidiaries as unrestricted subsidiaries;

•	prepay, redeem or repurchase certain indebtedness that is subordinated in right of payment to the notes;

•	and transfer or sell assets.

In addition, we are required to comply with, based on level of utilization of the ABL Facility or certain events of default thereunder, a fixed-charge coverage ratio financial maintenance covenant under the ABL Facility and, based on level of utilization of the Revolving Facility, a leverage-based financial maintenance covenant under the Revolving Facility. See “Description of Material Indebtedness.”

As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to you will depend on cash flow generated by our subsidiaries, which may be subject to limitations beyond our control.

As a holding company, our subsidiaries own all of our assets and conduct all of our operations. Accordingly, our ability to pay dividends to you will depend upon our receipt of dividends and other distributions from our subsidiaries. Furthermore, we have certain existing indebtedness, and may incur additional indebtedness or enter into other arrangements in the future, that contain terms that restrict or prohibit our subsidiaries from paying dividends, making other distributions and making loans to us. The restrictions on these subsidiaries’ ability to pay dividends to us have not to date had a material impact on our liquidity or our ability to pay dividends to our shareholders. However, we cannot assure you that the agreements governing our existing or future indebtedness will permit our subsidiaries to provide us with sufficient dividends or distributions or permit us to loan money or enter into other similar arrangements to fund dividend payments. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our stockholders will be adversely affected.

Interest rate fluctuations may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Indebtedness under the Senior Secured Credit Facilities and the ABL Facility bears interest at variable rates and we may incur additional variable interest rate indebtedness in the future. This exposes us to interest rate risk, and any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Risks Related to Our Common Stock and this Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or they publish inaccurate or unfavorable reports about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have outstanding      shares of common stock. Our directors, executive officers and additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed,      additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions and significant corporate matters.

As of      , 2024, the Sponsor Group, our controlling shareholder, held approximately  % of our outstanding equity interests. Following the completion of this offering, our controlling shareholder will own approximately  % of our shares, and as such, will continue to be our controlling shareholder following the completion of this offering. As a result of its ownership of  % of our shares, the Sponsor Group will have the power to, among other matters, elect the members of our board of directors and decide upon certain major corporate transactions. Other matters requiring approval by the Sponsor Group pursuant to the Stockholders Agreement we will enter into in connection with this offering (the “Stockholders Agreement”) include certain amendments to our certificate of incorporation and bylaws, increasing or decreasing the size of our board of directors, removing and appointing our chief executive officer and chief financial officer and material changes to our lines of business. In addition, the Stockholders Agreement will provide that for so long as the Sponsor Group continues to own or control at least 25% of our issued and outstanding common stock, the Company shall not (and shall cause each of the Company’s subsidiaries not to), in each case, without the prior written consent of the Sponsor Group: (i) agree to or consummate any acquisition, whether by purchase, contribution, merger, consolidation or otherwise, of any property, assets or equity interests for consideration with a fair market value, as determined in good faith by the Board, of greater than $250 million in any single transaction or series of related transactions; (ii) issue any equity-based security of the Company or any of its subsidiaries in excess of $75 million in any single transaction or series of related transactions, other than (x) any issuance of equity securities of the Company to service providers, employees or directors pursuant to any employee benefit plan or compensatory plan or arrangement of the Company or any of its subsidiaries or (y) by any subsidiary of the Company to the Company or another subsidiary of the Company; or (iii) create, incur or assume any Indebtedness that would result in aggregate Indebtedness of the Company and its subsidiaries exceeding $400 million, other than any intercompany borrowings.

The Stockholders Agreement will require us to, among other things, for so long as the Sponsor Group is controlled by Brookfield and the Sponsor Group owns or controls at least: (i) 25% of the aggregate number of outstanding shares of our common stock, nominate a number of individuals designated by the Sponsor Group for election as directors (each a “Sponsor Director”) such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to a majority of the board of directors (including the chair of the board of directors), and (ii) between 15% and 24.99% of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to the greater of (x) 25% of the board of directors and (y) three directors.

In addition, certain of our directors may be employed by or otherwise affiliated with one or more entities forming the Sponsor Group. Although these directors attempt to perform their duties within each entity independently, such employment relationships and affiliations could give rise to potential conflicts of interest when a director is faced with a decision that could have different implications for the applicable entities. These potential conflicts could arise, for example, over matters such as the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with the Sponsor Group, board composition, employee retention or recruiting, labor, tax, employee benefit, indemnification and our dividend policy and declarations of dividends, among other matters.

Furthermore, our principal stockholders, directors and executive officers and entities affiliated with them will own approximately  % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in such transactions, provided that the Sponsor Group and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party will not constitute “interested stockholders” for purposes of this provision. Therefore, the Sponsor Group will be able to transfer control of us to a third-party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon closing of this offering, the Sponsor Group will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors; and

•	the requirement that our compensation and governance committee be composed entirely of independent directors.

While the Sponsor Group controls a majority of the voting power of our outstanding common stock, we intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors. In addition, we have opted to have a governance and compensation committee and such committee will not be fully independent. Upon the closing of this offering, we expect that seven of our 11 directors will not qualify as “independent directors” under the applicable rules of the NYSE.

Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws may deter third parties from acquiring us.

Our amended and restated certificate of incorporation and bylaws will provide for, among other things:

•	division of our board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms;

•	at any time after the Sponsor Group, together permitted transferees, owns less than a majority of our outstanding common stock (the “Majority Ownership Requirement”), there will be:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

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supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and bylaws including (i) the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws, (ii) the provisions providing for a classified board of directors (the election and term of our directors), (iii) the provisions regarding resignation and removal of directors, (iv) the provisions regarding competition and corporate opportunities, (v) the provisions regarding entering into business combinations with interested stockholders, (vi) the provisions regarding stockholder action by written consent, (vii) the provisions regarding calling special meetings of stockholders, (viii) the provisions regarding filling vacancies on our board of directors and newly created directorships, (ix) the provisions eliminating monetary damages for breaches of fiduciary duty by a director, (x) the provision regarding forum selection and (xi) the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote; and

•	the removal of directors for cause only upon the affirmative vote of the holders of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	the absence of cumulative voting in the election of directors; and

•	advance notice requirements for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation will require exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits that may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in a state court located within the State of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in our amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. See “Dividend Policy.” As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. Dilution is the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of approximately $    per share per share of common stock, based on the midpoint of the price range set forth on the cover of this prospectus. In addition, if we issue additional equity securities in the future, including to our employees and directors under our equity incentive plan, investors purchasing shares of common stock in this offering will experience additional dilution. See “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we will be required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and make a formal assessment of the effectiveness of our internal controls over financial reporting.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We are required to pay the Sponsor Group for certain tax benefits, and the amounts of such payments are expected to be material.

We have entered into the TRA with the Sponsor Group, which provides for the payment by us to the Sponsor Group of 85% of the amount of the tax savings that we and our subsidiaries are deemed to realize (which may exceed our actual tax savings) as a result of the utilization of certain tax attributes of the Company existing immediately after the completion of Reorganization (the “Covered Tax Benefits”). The Covered Tax Benefits include net operating losses and tax basis in certain of our assets as of the Reorganization Date, and imputed interest on TRA payments subsequently made.

We expect that the payments we make under the TRA will be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full tax benefits subject to the TRA, we expect that future payments under the TRA will aggregate to approximately $633 million. Payments in accordance with the terms of the tax receivable agreement could have an adverse effect on our liquidity and financial condition.

To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

For additional information related to the TRA, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Industry Overview” and in other sections of this prospectus that are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. Forward-looking statements contained in this prospectus include, among other things, statements relating to:

•	the potential impact of decreased demand from customers in the aftermarket retail channel and automotive industry;

•	the technological evolution of the battery and automotive industries;

•	commodity prices;

•	the seasonality of our business;

•	our ability to timely develop competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

•

the potential impact of financial, economic, political and other risks related to conducting business internationally, including disruption of markets, changes in import and export laws, environmental, health and safety laws and regulations, currency restrictions and currency exchange rate fluctuations, interest rate fluctuations, inflation and the risk of recession;

•	the potential impact of geopolitical instability resulting from military conflicts, including between Russia and Ukraine and in the Middle East, relating to results of operations and cash flows;

•	risks related to doing business in China given evolving economic, political and social conditions;

•	risks associated with general economic, credit and capital market conditions;

•

risks associated with operating in regulated industries, including our ability to comply with, and liabilities related to, applicable laws, including environmental, health and safety laws and regulations and competition laws, as well as our ability to successfully adapt to any changes in such laws and regulations;

•	risks associated with stringent and evolving privacy, data protection and cybersecurity laws and regulations;

•	risks associated with our use of artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data;

•	risks associated with any potential violation of anti-bribery laws around the world;

•	risks associated with maintaining, protecting and enforcing our intellectual property and proprietary rights;

•	risks associated with any potential intellectual property-related litigation;

•	requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters;

•	risks associated with global climate change and related laws;

•	risks associated with evolving trends, regulations and shareholder expectations relating to sustainability issues or reporting;

•	the potential impact of a pandemic, epidemic or outbreak of an infectious disease or public health crisis on our business and financial results;

•

competitiveness of the automotive battery market, the availability and market prices of raw materials and component products, legislation restricting the use of certain hazardous substances in our products and our ability to respond to rapid technological changes;

•	our reliance on third parties for important products and services;

•	risks associated with potential conflicts of interests due to current ownership structure;

•	risks associated with negative or unexpected tax consequences;

•	risks associated with future changes in tax law;

•	the potential impact of any legal proceedings;

•	the extent to which potential insolvency or financial distress of third parties could impact our business;

•	risks associated with our acquisition strategy and integrating acquisitions;

•	risks associated with joint venture investments;

•	any potential failure or compromise of our information technology and cybersecurity infrastructure;

•	any material disruption of our operations, particularly at our manufacturing or recycling facilities;

•	our ability to attract and retain qualified personnel;

•	the potential impact of work stoppages, union negotiations and labor disputes with our labor force, our customers’ labor force and our suppliers’ labor force;

•	risks associated with being unable to successfully implement our business strategy;

•	warranties with respect to certain of our products that may require us to bear the cost of product repair or replacement;

•	the requirements of being a public company which may strain our resources;

•

adverse developments affecting the financial services industry, including actual events or concerns involving liquidity, defaults or non-performance by domestic and international financial institutions or transactional counterparties; and

•	our ability to service our substantial indebtedness.

These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” In addition, even if results, level of activity, performance or achievements are consistent with the forward-looking statements contained in this prospectus, those results, level of activity, performance or achievements may not be indicative of results or developments in subsequent periods.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $    , or approximately $     if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $  per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds to us from this offering to repay certain existing debt.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $     (assuming no exercise of the underwriters’ over-allotment option).

DIVIDEND POLICY

Following the consummation of this offering, we do not currently intend to pay dividends on our common stock. We currently intend to retain any future earnings to fund the development and expansion of our business, including further acquisitions, and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2024 (in millions, except share data):

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•	the sale by us of shares of common stock in this offering, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	the application of the net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	March 31, 2024
	Actual	As adjusted
Cash and cash equivalents	$507	$

Long-term debt:
Dollar secured notes (1)	$897
Euro secured notes (1)(2)	755
Unsecured notes (1)	1,589
Secured notes due 2025 (3)	450
Euro term loan (4)	1,283
Revolving facility (4)	—
ABL facility (4)	—
USD term loan (4)(5)	2,743
Secured notes due 2028 (5)	750

Total long-term debt (6)	8,467

Stockholders’ equity:
Common stock, $0.01 par value per share; 1,000 shares outstanding actual; outstanding as adjusted	—
Additional paid-in capital	—

Total equity	2,086

Total capitalization	$10,553	$

(1)

In connection with the acquisition by the Sponsor Group of the power solutions business (the “Power Solutions Business”) of Johnson Controls International PLC (“JCI”) (the “Acquisition”) on April 30, 2019 (the “Acquisition Date”), our wholly-owned subsidiaries, Clarios Global LP (the “Borrower”) and Clarios US Finance Company, Inc. (the “Co-Borrower” and, together with the Borrower, the “Borrowers”) issued $1,000 million aggregate principal amount of the dollar secured notes, €700 million aggregate principal amount of the euro secured notes and $1,950 million aggregate principal amount of the unsecured notes. We used the net proceeds from the issuance of the notes to finance the Acquisition. See “Description of Material Indebtedness.”

(2)

Represents the U.S. dollar equivalent of the €700 million aggregate principal amount of euro secured notes. Euro secured notes are shown in U.S. dollars at an exchange rate of $ 1.0779 per €1.00, which was the exchange rate in effect on March 31, 2024.

(3)	On May 20, 2020, the Company issued $500 million aggregate principal amount of the 6.750% Senior Secured Notes due 2025.
(4)

In connection with the Acquisition, the Borrowers also entered into (i) senior secured credit facilities (the “Senior Secured Credit Facilities”), initially consisting of (x) borrowings of $6,409 million equivalent principal amount under a first lien term loan facility (the “Term Loan Facility”) consisting of (1) borrowings of $4,200 million under a U.S. Dollar denominated tranche (see discussion in (5) below) and (2) borrowings of €1,955 million under a Euro denominated tranche (the “Euro Term Loan”) with an effective interest rate of 7.080% as of March 31, 2024 and (y) $750 million in aggregate commitments under a first lien revolving credit facility (the “Revolving Facility”) and (ii) $500 million in aggregate commitments under an asset based revolving credit facility (the “ABL Facility”). We used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. On March 5, 2020, the parties thereto entered into an incremental amendment to the ABL Facility pursuant to which the aggregate commitments were increased by $250 million to $750 million in the aggregate. On March 5, 2021, the parties thereto entered into a repricing amendment to the Term Loan Facility pursuant to which the applicable margins on the term loans thereunder were lowered. On March 14, 2023, the Borrowers entered into a refinancing and incremental amendments to the ABL Facility and Revolving Facility pursuant to which the commitments thereunder were refinanced and replaced each by $800 million in aggregate commitments under each facility. As of March 31, 2024, there were no outstanding borrowings under either the Revolving Facility or the ABL Facility, and approximately $800 million of additional borrowings would have been available under the Revolving Facility and $693 million of additional borrowings would have been available under the ABL Facility (after giving effect to $61 million of outstanding letters of credit), in each case, subject to customary borrowing conditions. See “Description of Material Indebtedness.”

(5)

On May 4, 2023, the Borrowers entered into a senior secured U.S. dollar denominated term loan credit facility of $2,750 million due in 2030 (the “USD Term Loan”) with an effective interest rate of 8.330% as of March 31, 2024, and issued $750 million aggregate principal amount of 6.750% senior secured notes due 2028. The Company utilized the combined proceeds to repay our remaining obligations under the initial U.S. dollar denominated tranche of the Term Loan Facility and for general corporate purposes. On January 12, 2024, the parties thereto entered into a repricing amendment to the Term Loan Facility pursuant to which the applicable margin on the USD Term Loan was lowered.

(6)	Total debt excludes $(92) million of capitalized debt issuance costs and $46 million of finance leases.

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $    , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $    , assuming the assumed initial public offering price of $   per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions. The table above assumes that our Sponsor or its affiliates do not purchase in this offering up to $    , or up to approximately      of our shares of common stock (based on the midpoint of the price range set forth on the cover page of this prospectus), at the same price as the price paid by the underwriters in this offering.

DILUTION

Our net tangible book value (deficit) as of March 31, 2024 was $     or $    per share of common stock. Net tangible book value (deficit) per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of      shares of common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value (deficit) as of March 31, 2024 would have been $     or $    per share. This represents an immediate increase in pro forma net tangible book value (deficit) to existing stockholders of $    per share and an immediate dilution to new investors by $    per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma net tangible book value (deficit) per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Net tangible book value (deficit) per share	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors
Pro forma net tangible book value (deficit) per share after offering

Dilution per share to new investors	$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value (deficit) after this offering by $    and increase (decrease) the immediate dilution to new investors by $    per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and early repayment premiums incurred to repay debt with the proceeds from this offering. Similarly, each increase (decrease) of      shares in the number of shares of common stock offered by us would increase (decrease) our pro forma net tangible book value (deficit) by approximately $     and decrease the dilution to new investors by approximately $    per share, in each case assuming the assumed initial public offering price of $    per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and early repayment premiums incurred to repay debt with the proceeds from this offering.

The following table sets forth, on a pro forma basis, as of     , 2024, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us (in millions, except per share data):

	Shares Purchased			Total Consideration			Average Price Per Share
	Amount	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

If the underwriters’ option to purchase additional shares is exercised in full, existing shareholders would own approximately   % and new investors would own approximately   % of the total numbers of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional

shares in full, the proforma as adjusted net tangible book value (deficit) per share to new investors would be $    per share, and the dilution in the proforma as adjusted net tangible book value (deficit) per share to the new investors by $    per share.

The discussion and tables above does not contemplate the issuance of any shares of common stock authorized under this registration statement to raise additional capital or settle future obligations, such as the Company’s obligations under the 2024 Long-Term Incentive Plan, among others. To the extent we issue share of our common stock for these matters or issue any additional securities including convertible securities in the future, investors will experience further dilution which may be material.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with the information under the headings “Basis of Presentation and Other Information,” “Summary—Summary Historical Consolidated Financial and Other Data” and “Capitalization” and our consolidated financial statements and the notes related thereto included elsewhere in this prospectus. The following discussion and analysis of our financial condition and results of operations contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statement. The terms “Clarios International Inc.”, the “Reorganization”, the “Reorganization Date”, “Clarios Global LP”, the “Sponsor Group”, the “Acquisition”, and “Power Solutions” have been defined in the notes to the financial statements included elsewhere in this prospectus. In the following text, the terms “Company,” “we,” “us and “our” may refer, as the context requires, to Clarios International Inc. and its consolidated subsidiaries after giving effect to the Acquisition and the subsequent Reorganization of the legal entities commonly controlled by the Sponsor Group or to Clarios Global LP and its consolidated subsidiaries after giving effect to the Acquisition and prior to the Reorganization Date.

Overview

Clarios is the world’s largest manufacturer and supplier of low-voltage batteries and solutions – we estimate that we are approximately four times larger than our closest competitor based on total low-voltage battery production volume for the mobility end market. We primarily serve the passenger vehicle end market and its large installed base, which drives volume in our highly durable aftermarket business. Our extensive aftermarket presence and deep relationships in the OEM channel leads to our batteries powering approximately one in every three passenger vehicles worldwide. In addition to passenger vehicles, our products serve the commercial vehicle, motorcycle, marine equipment, powersports vehicle and other end markets. Our products are essential for moving the world. The low-voltage battery is powertrain-agnostic – it provides power to the growing energy demand across the low-voltage network, regardless of whether it is in a traditional ICE, HEV or EV. Continuing focus on decarbonization and the movement towards a software-defined vehicle architecture (where electronics and software are primarily used to operate the vehicle versus traditional mechanical systems), are leading to higher electrical content across vehicles. Higher power loads are driving the demand for Advanced Batteries, including EFB, AGM, and lithium-ion batteries, as well as emerging technologies such as sodium-ion and supercapacitors. We believe we are well-positioned to address this increasing demand for power, with our global scale, resilient aftermarket business model, comprehensive product offering (including our capabilities in low-voltage Advanced Batteries), systems-focused approach, deep OEM relationships and circular operations expertise.

Our global scale provides multiple advantages that allow us to better serve our customers, support our attractive margin profile and address long-term market trends. Clarios is the only low-voltage battery player with a global manufacturing presence, enabling us to serve customers across more than 100 countries. We have leading global market share in low-voltage mobility batteries based on unit volumes sold, with number one market positions in both EMEA and the number three market position in Asia. Our footprint enables “our in-the region for-the region” strategy. We have both proximity to our customers as well as flexibility across our global manufacturing network to support a high level of product availability for both our aftermarket and OEM customers. For example, we can react to both near-term fluctuations (i.e., extreme weather and temperature, which shortens battery life) and longer-term shifts in demand (i.e., increased adoption of Advanced Batteries) from our aftermarket customers. Additionally, our scale and vertical integration contribute to our leading profitability. We are able to procure raw input materials and services more cost-effectively than less scaled players. Our successful circular operations, which include in-house battery recycling, enable us to secure stable and cost advantaged feed stock for new battery production. Lastly, our scale helps us generate significant cash flow, which allows us to invest in our capabilities to effectively address the evolving and increasing low-voltage power demands of the future. We continue to strategically invest in projects with high return potential to enhance our chemistry-agnostic Advanced Battery portfolio, low-voltage systems offerings, and Advanced Battery production capabilities, specifically focused on AGM production in the near-term. Our estimates suggest we represent approximately 50% of the global AGM production capacity, which we believe positions us to address the long-cycle growth in Advanced Battery demand moving forward.

Our leading market position and scale is underpinned by our robust technical offering. With over 130 years of low-voltage experience and a talented world-class organization, we continue to innovate our technology and solutions to address the future low-voltage architecture needs of the mobility sector. As electrical architecture for vehicles becomes more complicated and power demands increase, so does the complexity of the low-voltage system design, requiring many OEMs to continually evaluate the low-voltage systems across their vehicle platforms. Our chemistry-agnostic battery portfolio, systems integration expertise, and growing software capabilities allow us to partner with OEMs as they evaluate and design low-voltage systems for their vehicles, to help provide them with a cost-effective, system-optimized battery technology solution.

Our chemistry-agnostic low-voltage battery portfolio is comprised of commercialized Advanced Batteries such as EFB, AGM, and lithium-ion batteries, as well as traditional SLI batteries. In the future, we anticipate low-voltage batteries produced with emerging technologies such as sodium-ion and supercapacitors to further evolve the low-voltage networks of tomorrow’s vehicles. Both our aftermarket customers and OEM partners recognize our leading battery performance and high-quality track record. Additionally, the breadth of our product portfolio enables us to effectively support the long-term aftermarket replacement trends in the global car parc for passenger vehicles as Advanced Battery demand continues to increase in the coming decades.

Our focus on battery innovation has led to deep low-voltage system expertise. In the pursuit of creating industry-leading technology, we have honed our ability to model and simulate the dynamic operating scenarios across the low-voltage system, including profiling low-voltage power demand from key-off to peak loads. This insight enables us to partner with OEMs early in the vehicle development cycle, typically three to five years ahead of start of production. Our understanding of future vehicle needs drives our technology roadmap. We are actively expanding and enhancing our low-voltage system solutions, including multi-battery and multi-voltage configurations, which we believe will increase our content per vehicle (i.e., the number of Clarios batteries installed within a vehicle). Our systems expertise also drives our ability to provide optimized electronics and software systems solutions. We have multiple decades of experience in developing and selling embedded software and electronics, such as BMS, to support various chemistries throughout a broad range of use cases. We are also building capabilities beyond embedded software, such as developing solutions that leverage machine learning and artificial intelligence to further optimize the overall low-voltage system and total cost of ownership.

In the fiscal year ended September 30, 2023, approximately 79% of our unit volume demand came from aftermarket sales serving the large global car parc. These aftermarket volumes are driven by non-discretionary replacement demand for the low-voltage battery since vehicle ignition, as well as other systems critical to vehicle operations, cannot function once the low-voltage battery has reached its end of life. On average, the low-voltage battery requires replacement every three to five years, which translates to two to four replacements over the typical 20-year useful life of a vehicle. Passenger vehicles’ long useful life creates a slow-moving installed base that provides long-term visibility into future aftermarket demand dynamics. The replacement demand for low-voltage batteries is highly recurring and relatively resilient to economic conditions, providing Clarios with a stable demand base.

Within the aftermarket channel, we serve a diverse group of customers including OES, wholesale distributors, auto retailers, big-box retailers and independent workshops that replace batteries for consumers. We offer these aftermarket customers leading global brands, comprehensive training, insights on car parc evolution based on our OEM “first fit” insights, category management, logistics, and service support. For example, we provide tools to our aftermarket customers to help them select the right replacement to ensure the battery delivers the required performance level for the vehicle. We also provide training workshops and step-by-step instructions and tools on how to locate and replace the battery within the vehicle. We believe these customer-centric offerings, as well as our ability to ensure product availability across our global footprint and offer an end-of-life recycling solution for lead acid batteries, differentiate us and create loyalty within our aftermarket customer base.

The remaining approximately 21% of our unit sales volume for the fiscal year ended September 30, 2023, is generated through sales to OEM customers to support their new unit production. Sales to the OEM channel are highly complementary to our aftermarket strategy. We have deep relationships with OEMs globally and partner with nearly all the passenger vehicle OEMs. When OEMs award us business, we typically enter into multi-year contracts for a given vehicle platform. Our engagement with OEMs provides us with early insights into low-voltage system and battery requirements for three to five years in the future. The low-voltage architecture trends that we see in today’s development cycle have the potential to translate into a long tail of aftermarket replacement demand for multiple decades after initial vehicle production. As of March 31, 2024, we have been awarded over 375 xEV platforms (i.e., vehicles including full HEVs, plug-in HEVs and EVs), of which over 175 are EVs, with a target to win 600 xEV platforms by fiscal 2027. We believe our robust technical offering, total systems approach, leading quality that minimizes warranty liability for OEMs, and our consistent on-time delivery performance differentiates us from our competitors.

Material Trends Affecting Our Results of Operations

Macroeconomic Developments

Our business is sensitive to interest rate movements and the performance of the capital markets. We rely on access to the capital markets to fund our operations and to grow our business. Our ability to borrow from financial institutions or to engage in funding transactions on favorable terms or at all could be adversely affected by disruptions, uncertainty or volatility in the capital markets or other events, including changing credit rating agency requirements. For example, a credit rating downgrade could affect our ability to access the capital markets, increase our funding costs and have a negative impact on our results of operations.

In response to inflationary pressures, the Federal Reserve has reversed its policy of maintaining the low benchmark federal funds interest rate over the last several years. In March 2022, the Federal Reserve began increasing the benchmark federal funds interest rate and in May 2024 announced that it is maintaining the target federal funds rate of 5.25 to 5.50 percent at this time, relaying that the target range for the federal funds rate was likely now at or near its peak for this policy tightening cycle. However, the Federal Reserve cautioned that it will continue monitoring conditions and determine whether additional policy changes, which may include further increases in the Federal Funds Rate, may be appropriate. Thus, the amount of interest that we pay on the unhedged portion of certain borrowings has increased and could increase further.

Technological Changes

Our business is impacted by technological changes in the battery and automotive markets in the geographic segments in which we operate. Increasing electrical loads in new vehicles have led to a shift from conventional flooded batteries to advanced lead-acid batteries. In turn, we have invested in new product and process technologies and have expanded product offerings to Advanced Batteries that power start-stop vehicles, certain HEVs and EVs. Advanced lead-acid batteries have represented an increasing portion of our product mix over time with two primary effects to our results: (i) net sales and gross profit have improved faster than volume growth as these batteries offer both price and profitability advantages compared to conventional flooded batteries, and (ii) our capital expenditures have increased in order to increase production capacity for Advanced Batteries to meet increased demand. Between September 30, 2014 and March 31, 2024, our capital expenditures related to the build out of AGM battery capabilities, including additional investments to expand our production of AGM batteries globally, totaled approximately $907 million. As a result, we have experienced increasing depreciation costs. We currently expect elevated capital expenditures related to AGM batteries to continue, particularly in the Americas segment in response to the increase in the demand for AGM within the segment.

Growth in Asia

Over two billion people in Asia are expected to enter the middle class by 2030 according to The Brookings Institution. For the six months ended March 31, 2024, approximately 10% of our net sales were in Asia. We expect this business to grow as more customers in Asia enter the middle class and purchase vehicles, as growth in our business has historically been driven by increasing volume in these markets.

Seasonality

Our business is impacted by seasonal factors, as aftermarket replacements are highest in the winter months. Our net sales reflect our channel partners’ stocking patterns to meet this increased demand, and have historically been greatest between our fourth and first fiscal quarters (late summer through early winter). Global climate change may impact the seasonality of our business as the demand for our products, such as automotive replacement batteries, may be affected by unseasonable weather conditions.

Lead Price Volatility

The price volatility of lead as traded on the London Metal Exchange has several impacts on our business:

•

In the Americas aftermarket, we operate a closed-loop system through which we typically collect one spent battery core for every new battery we sell. This effectively minimizes the impact of lead pricing on our margins.

•

In other segments and channels, we typically treat lead as a pass-through cost to our customers with a lag between the price we charge our customers and the market price of lead to match the cost of lead reflected in our cost of sales. This practice minimizes, but does not eliminate, the impact of lead price volatility on our profits in these geographic segments and channels. When lead prices are particularly volatile, we experience volatility in our net sales and margins.

•

In addition, during periods of high lead price volatility, some customers may shift buying patterns, pulling ahead purchases in anticipation of higher lead prices in the future or delaying purchases in anticipation of lower lead prices in the future. If our customers shift buying patterns in this manner, our quarterly results may be volatile and, consequently, it may be difficult to compare results on a quarter-to-quarter basis.

How We Assess Our Performance

We use Total Adjusted EBITDA to analyze and evaluate the performance of our business and to provide a greater understanding with respect to our results of operations, including within each of our segments. We believe that Total Adjusted EBITDA is an important measure that excludes many of the costs associated with our existing capital structure and excludes costs that management believes do not reflect our ongoing operating performance. Accordingly, Total Adjusted EBITDA is a key metric that management uses to assess the period-to-period performance of our core business operations and our segments.

Total Adjusted EBITDA helps to identify trends in the performance of our core ongoing operations by excluding the effects related to (i) non-cash items, (ii) costs and charges that do not relate to our ongoing operations, and (iii) certain other adjustments. We believe that presenting Total Adjusted EBITDA enables investors to assess our performance from period to period using the same metric utilized by management and to evaluate our performance relative to other companies that are not subject to such factors. See “—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income for the periods presented.

Total Adjusted EBITDA may not be comparable to similar measures used by other companies. Total Adjusted EBITDA is a non-U.S. GAAP financial measure. Each has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial performance as reported under U.S. GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with U.S. GAAP as a measure of operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Because of these limitations, Total Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Total Adjusted EBITDA only for supplemental purposes.

Components of Results of Operations

Net Sales

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. Net sales are derived from sales of lead-acid and lithium-ion batteries to customers globally. We have generally been able to increase the average prices of our products in the low single digit percentages on an annual basis. During economic downturns, the annual increase in such prices has generally been in the mid-single digit percentages.

The Company services both automotive OEM and the battery aftermarket by providing Advanced Batteries. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

Cost of Sales

Our cost of sales consists of costs relating to battery production, battery recycling and logistics. Battery production costs consist of the costs of (i) procuring raw materials (primarily lead, tin, polypropylene, separators and sulfuric acid), (ii) component manufacturing and (iii) direct and indirect conversion costs. Battery recycling costs consist of costs associated with recycling used batteries, including those relating to collecting used batteries, tolling contracts with secondary lead smelting companies, breaking and separation, and smelting. Logistics costs consist of costs related to shipping (i) raw materials to component plants, assembly plants and smelters, (ii) components to assembly plants and dry unformed batteries to fill and form facilities (primarily in North America), and (iii) finished batteries to distribution centers and to customers.

Selling, General and Administrative Expenses

Selling, General and Administrative (“SG&A”) expenses include salaries and benefits of our commercial organizations and administrative functions, marketing and commission costs, engineering and product development costs, and administrative costs at the regional and global headquarter level.

Equity Income

Equity income primarily relates to our share of non-consolidated, partially-owned affiliates (“POAs”). Investments in POAs for which the Company exercises significant influence but does not have control are accounted for by the equity method. We own portions of battery manufacturers in countries and regions where we do not own plants, and businesses engaged in the distribution of lead-acid batteries.

Restructuring and Impairment Costs

To better align its resources with its growth strategies and reduce the cost structure of its global operations to address dynamics in certain underlying markets, the Company commits to restructuring plans as necessary, which may include workforce reductions, global plant closures and consolidations, asset impairments and other cost-reduction initiatives.

Net Financing Charges

Net financing charges primarily relate to net interest expense, banking and factoring fees, deferred financing cost amortization, net unrealized gains and losses on forward starting interest rate swaps not designated as hedges, and net foreign exchange results for financing activities.

Income Tax Provision

The income tax provision, deferred taxes and uncertain tax positions reflect management’s best estimate of current and future taxes to be paid. As discussed in Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the financial statements included elsewhere in this prospectus, prior to the Reorganization Date, financial information includes certain pass-through entities under Clarios Global LP for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the financial statements for those entities. Subsequent to the Reorganization Date, financial information reflects the U.S. income tax effects of certain pass-through entities under Clarios Global LP.

The Company is subject to income taxes in numerous foreign jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense. The income tax provision, deferred taxes and uncertain tax positions reflect management’s best estimate of current and future taxes to be paid. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

Refer to Note 13, “Income Taxes,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Results of Continuing Operations

Six Months Ended March 31, 2024 Compared to Six Months Ended March 31, 2023 (in millions; unaudited)

Consolidated Statements of Income	Six Months Ended March 31,
	2024	2023	Change	% Change
Net sales	$5,468	$4,990	$478	10%
Cost of sales	4,321	3,998	323	8%

Gross profit	1,147	992	155	16%
Selling, general and administrative expenses	(454)	(386)	(68)	18%
Equity income	40	32	8	25%
Net financing charges	(373)	(379)	6	(2)%

Income before income taxes	360	259	101	39%
Income tax provision	80	133	(53)	(40)%

Net income	280	126	154	*
Income attributable to noncontrolling interests	7	5	2	40%

Net income attributable to the Company	$273	$121	$152	*

*	Metric not meaningful

Net Sales

Net sales increased $478 million to $5,468 million for the six months ended March 31, 2024 from $4,990 million for the six months ended March 31, 2023 primarily due to favorable pricing and product mix of $319 million, higher volumes of $93 million, higher pass-through lead costs of $35 million, and the favorable impacts of foreign currency translation of $31 million. In the six months ended March 31, 2024, pricing actions, favorable product mix driven by strong demand for Advanced Batteries (specifically AGM and EFB), and higher volumes within the OEM channel as a result of improving general macroeconomic conditions resulted in an overall increase in net sales. Refer to the “Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit increased $155 million, or 16%, to $1,147 million for the six months ended March 31, 2024 from $992 million for the six months ended March 31, 2023. The increase was primarily due to favorable pricing and product mix, lower net operating costs including transportation and purchasing costs, higher volumes, and the favorable impacts of foreign currency translation. The change in value of battery cores due to the change in the value of lead had a negative non-cash impact of $29 million in the six months ended March 31, 2024, compared to a positive non-cash impact of $32 million in the six months ended March 31, 2023.

Selling, General and Administrative Expenses

SG&A expenses increased $68 million to $454 million for the six months ended March 31, 2024 from $386 million for the six months ended March 31, 2023. There were $3 million of certain net expense items in the six months ended March 31, 2024, including, among others, consulting costs related to strategic and operational initiatives, partially offset by an indirect recovery related to certain tax matters. There were $10 million of certain net gain items in the six months ended March 31, 2023, including, among others, the positive non-cash impact of revaluing investments in marketable common stock, partially offset by consulting costs related to strategic and operational initiatives and by an increase in the Company’s estimate of future TRA payments. The remaining increase in SG&A expenses was primarily driven by higher discretionary spend, compensation accruals, and charitable contributions in the six months ended March 31, 2024.

Equity Income

Equity income increased $8 million to $40 million for the six months ended March 31, 2024 compared to $32 million for the six months ended March 31, 2023 due to favorable operational results of certain equity method investments.

Net Financing Charges

Net financing charges decreased $6 million to $373 million for the six months ended March 31, 2024 from $379 million for the six months ended March 31, 2023. The decrease in net financing charges was primarily due to the interest rate reduction associated with the USD Term Loan repricing and lower debt levels, partially offset by higher factoring fees. In the six months ended March 31, 2024, the Company incurred $6 million of expense associated with the USD Term Loan repricing, including $3 million of expense to write-off unamortized deferred financing costs on the extinguishment of debt. In the six months ended March 31, 2023, the Company incurred $6 million of net unrealized losses on the forward starting interest rate swaps. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Income Tax Provision

For the six months ended March 31, 2024 the provision for income taxes was $80 million compared to a provision for income taxes of $133 million for the six months ended March 31, 2023. The decrease in the provision for income taxes was primarily due to favorable impacts of foreign exchange fluctuations and a change in the year over year realizability of its deferred tax assets, partially offset by increased income before income taxes and changes in global mix of income. Refer to Note 13, “Income Taxes,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Year Ended September 30, 2023 Compared to Year Ended September 30, 2022 (in millions)

Consolidated Statements of Income (Loss)	Year Ended September 30,
	2023	2022	Change	% Change
Net sales	$10,031	$9,260	$771	8%
Cost of sales	8,033	7,647	386	5%

Gross profit	1,998	1,613	385	24%
Selling, general and administrative expenses	(808)	(918)	110	(12)%
Equity income	59	55	4	7%
Restructuring and impairment costs	—	(22)	22	*
Net financing charges	(820)	(626)	(194)	31%

Income before income taxes	429	102	327	*
Income tax provision	83	101	(18)	(18)%

Net income	346	1	345	*
Income attributable to noncontrolling interests	10	6	4	67%

Net income (loss) attributable to the Company	$336	$(5)	$341	*

*	Metric not meaningful

Net Sales

Net sales increased $771 million to $10,031 million for the year ended September 30, 2023 from $9,260 million for the year ended September 30, 2022 primarily due to favorable pricing and product mix of

$806 million, and higher volumes of $189 million, partially offset by unfavorable impacts of foreign currency translation of $144 million, and lower pass-through lead costs of $80 million. In the year ended September 30, 2023, pricing actions, favorable product mix driven by strong demand for Advanced Batteries (specifically AGM and EFB), and higher volumes within the OEM channel as the channel recovers from the semiconductor shortage resulted in an overall increase in net sales. Refer to the “Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit increased $385 million, or 24%, to $1,998 million for the year ended September 30, 2023 from $1,613 million for the year ended September 30, 2022. The increase was primarily due to favorable pricing and product mix, and higher volumes, partially offset by higher operating costs including production inefficiencies, higher purchasing costs, and the unfavorable impacts of foreign currency translation. The change in value of battery cores due to the change in the value of lead had a positive non-cash impact of $51 million in the year ended September 30, 2023, compared to a negative non-cash impact of $69 million in the year ended September 30, 2022. Net mark-to-market adjustments on pension and postretirement plans resulted in a non-cash gain of $18 million in the year ended September 30, 2023, which was primarily due to changes in lump sum payment and other experience-based assumptions, compared to a non-cash gain of $34 million in the year ended September 30, 2022, which was primarily due to changes in discount rates.

Selling, General and Administrative Expenses

SG&A expenses decreased $110 million to $808 million for the year ended September 30, 2023 from $918 million for the year ended September 30, 2022. There were $19 million of certain net gain items in the year ended September 30, 2023, including, among others, the gain on investments in marketable common stock, partially offset by consulting costs related to operational improvement and strategic initiatives and other items, and an increase in the Company’s estimate of future TRA payments. There were $125 million of certain net expense items in the year ended September 30, 2022, including, among others, the loss on investments in marketable common stock, and consulting costs related to operational improvement and strategic initiatives. Net mark-to-market adjustments on pension and postretirement plans resulted in a non-cash gain of $8 million in the year ended September 30, 2023, which was primarily due to changes in lump sum payment and other experience-based assumptions, compared to a non-cash gain of $19 million in the year ended September 30, 2022, which was primarily due to changes in discount rates. The remaining increase in SG&A expenses was primarily driven by higher compensation accruals, partially offset by lower charitable contributions and amortization expense in the year ended September 30, 2023.

Equity Income

Equity income increased $4 million to $59 million for the year ended September 30, 2023 compared to $55 million for the year ended September 30, 2022 due to favorable operational results of certain equity method investments.

Restructuring and Impairment Costs

The Company incurred no restructuring and impairment costs for the year ended September 30, 2023 and $22 million for the year ended September 30, 2022. Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to the financial statements included elsewhere in this prospectus for further information related to the Company’s restructuring plans and impairment costs.

Upon completion of the workforce reduction plan announced in September 2022, the Company estimates that annual operating costs will decrease by approximately $24 million, which is primarily the result of lower SG&A expenses and cost of sales due to reduced employee-related costs. The benefit of these actions was substantially realized in fiscal 2023. Outstanding restructuring reserves at September 30, 2023 related to this restructuring action were approximately $3 million.

Upon cessation of the Company’s lead recycling operations in its North America recycling plant in March 2021, the Company estimates that annual cost of sales in the Americas segment will decrease by approximately $50 million by optimizing our supply chain network. The annual benefit of these actions were fully realized in fiscal 2022 consistent with initial estimates. Remaining decommissioning activities and additional costs, which we are not yet obligated as of September 30, 2023, are preliminarily estimated to be as much as $30 million and are anticipated to be substantially incurred by the end of fiscal 2025. The Company’s preliminary estimate of additional plan costs are subject to further refinement, which may be material, based upon changes in the facts and circumstances regarding closure activities undertaken.

Net Financing Charges

Net financing charges increased $194 million to $820 million for the year ended September 30, 2023 from $626 million for the year ended September 30, 2022. In the year ended September 30, 2023, the Company recorded $48 million of expense to write-off unamortized deferred financing costs associated with the extinguishment of our obligations under the initial U.S. dollar denominated tranche of the Term Loan Facility, $8 million of expense to write-off unamortized deferred financing costs associated with voluntary principal payments on the Euro Term Loan, and a net loss of $3 million associated with the voluntary retirement of a portion of the Unsecured Notes (as defined herein). In the year ended September 30, 2022, the Company recorded a $4 million net gain on the voluntary retirements of a portion of the Unsecured Notes, partially offset by $2 million of accelerated deferred financing cost amortization associated with voluntary principal payments on the Euro Term Loan. The remaining increase was primarily due to higher interest rates and higher factoring fees. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Income Tax Provision

For the year ended September 30, 2023 the provision for income taxes was $83 million compared to a provision for income taxes of $101 million for the year ended September 30, 2022. The decrease in the provision for income taxes was primarily due to valuation allowance impacts and income tax impacts of foreign exchange fluctuations, partially offset by increased income before income taxes and changes in global mix of income. Refer to Note 13, “Income Taxes,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Year Ended September 30, 2022 Compared to Year Ended September 30, 2021 (in millions)

Consolidated Statements of Loss	Year Ended September 30
	2022	2021	Change	% Change
Net sales	$9,260	$8,869	$391	4%
Cost of sales	7,647	7,018	629	9%

Gross profit	1,613	1,851	(238)	(13)%
Selling, general and administrative expenses	(918)	(927)	9	(1)%
Equity income	55	71	(16)	(23)%
Restructuring and impairment costs	(22)	(253)	231	(91)%
Net financing charges	(626)	(709)	83	(12)%

Income before income taxes	102	33	69	*
Income tax provision	101	74	27	36%

Net income (loss)	1	(41)	42	*
Income attributable to noncontrolling interests	6	3	3	*

Net loss attributable to the Company	$(5)	$(44)	$39	(89)%

*	Metric not meaningful

Net Sales

Net sales increased $391 million to $9,260 million for the year ended September 30, 2022 from $8,869 million for the year ended September 30, 2021 primarily due to higher pass-through lead costs of $459 million, and favorable pricing and product mix of $442 million, partially offset by the unfavorable impacts of foreign currency translation of $292 million, and the effect of decreased volumes of $218 million. In the year ended September 30, 2022, pricing actions and strong demand for Advanced Batteries (specifically AGM and EFB) favorably impacted pricing and product mix. Refer to “Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit decreased $238 million, or 13%, to $1,613 million for the year ended September 30, 2022 from $1,851 million for the year ended September 30, 2021. The decrease was primarily due to higher transportation and purchasing costs, higher operating costs, a decrease in volumes, and the unfavorable impacts of foreign currency translation, partially offset by favorable pricing and product mix. The change in value of battery cores due to the change in the value of lead had a negative non-cash impact of $69 million in the year ended September 30, 2022, compared to a positive non-cash impact of $106 million in the year ended September 30, 2021. Net mark-to-market adjustments on pension and postretirement plans resulted in a non-cash gain of $34 million in the year ended September 30, 2022, compared to a non-cash gain of $37 million in the year ended September 30, 2021, primarily due to changes in discount rates in the respective years. In the year ended September 30, 2021, the negative impact to our cost structure from the COVID-19 pandemic was approximately $38 million, which was primarily comprised of higher transportation rates and other additional expenses as we implemented enhanced safety measures to protect the health of our employees.

Selling, General and Administrative Expenses

SG&A expenses decreased $9 million to $918 million for the year ended September 30, 2022 from $927 million for the year ended September 30, 2021. Net mark-to-market adjustments on pension and postretirement plans resulted in a non-cash gain of $19 million in the year ended September 30, 2022, compared to a non-cash gain of $15 million in the year ended September 30, 2021, primarily due to changes in discount rates in the respective years. There were $125 million of certain net expense items in the year ended September 30, 2022, including, among others, the negative non-cash impact of revaluing investments in marketable common stock, and consulting costs related to operational improvement and strategic initiatives, which were up on a comparative basis from $66 million of certain net expense items in the year ended September 30, 2021, including, among others, incremental stand up costs, and consulting costs related to operational improvement and strategic initiatives, partially offset by the positive non-cash impact of revaluing investments in marketable common stock. The Company received approximately $2 million of COVID-19 related recoveries in the year ended September 30, 2021. The net increase in certain net expense items year-over-year was offset by decreases in amortization expense, compensation accruals and discretionary spend, as well as a comparative decrease in the allowance for credit losses in the year ended September 30, 2022.

Equity Income

Equity income decreased $16 million to $55 million for the year ended September 30, 2022 from $71 million for the year ended September 30, 2021 primarily due to $12 million of a pretax gain on sale of a portion of an equity method investment within the Asia segment in the year ended September 30, 2021, the absence of equity income from the equity investment in the year ended September 30, 2022 as the investment was accounted for as an investment in marketable common stock following the partial sale, and $6 million in remeasurement gains related to the consolidation of certain POAs recorded in the year ended September 30, 2021, partially offset by favorable operational results of certain equity method investments in the year ended September 30, 2022.

Restructuring and Impairment Costs

The Company incurred $22 million and $253 million of restructuring and impairment costs in the years ended September 30, 2022 and 2021, respectively. Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to the financial statements included elsewhere in this prospectus for further information related to the Company’s restructuring plans and impairment costs.

Net Financing Charges

Net financing charges decreased $83 million to $626 million for the year ended September 30, 2022 from $709 million for the year ended September 30, 2021. The change in net financing charges was primarily due to net foreign exchange results for financing activities, and lower interest expense in the year ended September 30, 2022 due to lower debt levels, partially offset by higher factoring fees in the year ended September 30, 2022 due to increased discount rates. In the year ended September 30, 2022, the Company recorded a $4 million net gain on the voluntary retirements of the Unsecured Notes, partially offset by $2 million of accelerated deferred financing cost amortization associated with the voluntary principal payments of the Euro Term Loan. In the year ended September 30, 2021, the Company incurred $16 million of expense associated with the repricing of the Term Loan Facility (including $12 million of expense to write-off unamortized deferred financing costs on the extinguishment of debt), and $19 million of expense associated with the voluntary principal payments of the Secured Notes and Term Loan Facility (including $14 million of accelerated deferred financing cost amortization and $5 million of early redemption costs). Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Income Tax Provision

For the year ended September 30, 2022 the provision for income taxes was $101 million compared to an income tax provision of $74 million for the year ended September 30, 2021. The increase in the provision for income taxes was primarily due to changes in global mix of income and valuation allowance impacts, partially offset by changes in the deferred tax liability related to basis differences of certain subsidiaries and equity method investments, and income tax impacts of foreign exchange fluctuations. Refer to Note 13, “Income Taxes,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Segment Analysis

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income before income taxes and noncontrolling interest, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net periodic benefit cost (credit) related to pension and postretirement plans, deal and stand up costs, impacts of purchase accounting, core valuation changes and other items. See Note 18, “Segment Information,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Six Months Ended March 31, 2024 Compared to Six Months Ended March 31, 2023 (in millions; unaudited)

Net Sales

	Six Months Ended March 31,
	2024	2023	Change	% Change
Americas	$3,384	$3,054	$330	11%
EMEA	1,553	1,443	110	8%
Asia	531	493	38	8%

	$5,468	$4,990	$478	10%

Americas: Net sales increased $330 million to $3,384 million for the six months ended March 31, 2024 from $3,054 million for the six months ended March 31, 2023 primarily due to favorable pricing and product mix of $183 million, higher volumes of $107 million, higher pass-through lead costs of $22 million, and the favorable impacts of foreign currency translation of $18 million. In the six months ended March 31, 2024, pricing actions, favorable product mix driven by strong demand for Advanced Batteries (specifically AGM and EFB), and higher volumes within the OEM channel as a result of improving general macroeconomic conditions resulted in an overall increase in net sales.

EMEA: Net sales increased $110 million to $1,553 million for the six months ended March 31, 2024 from $1,443 million for the six months ended March 31, 2023 primarily due to favorable pricing and product mix of $96 million, the favorable impacts of foreign currency translation of $22 million, and higher pass-through lead costs of $3 million, partially offset by lower volumes of $11 million. In the six months ended March 31, 2024, pricing actions and favorable product mix driven by a strong demand for Advanced Batteries (specifically AGM and EFB) resulted in an overall increase in net sales.

Asia: Net sales increased $38 million to $531 million for the six months ended March 31, 2024 from $493 million for the six months ended March 31, 2023 primarily due to higher volumes of $43 million, and higher pass-through lead costs of $10 million, partially offset by the unfavorable impacts of foreign currency translation of $9 million, and unfavorable pricing and product mix of $6 million. In the six months ended March 31, 2024, an increase in volumes associated with the general economic recovery following prior reversal of restrictive COVID-19 policies combined with a strong demand for Advanced Batteries (specifically AGM and EFB), partially offset by unfavorable pricing, resulted in an overall increase in net sales.

Adjusted EBITDA

	Six Months Ended March 31,
	2024	2023	Change	% Change
Americas	$747	$617	$130	21%
EMEA	310	279	31	11%
Asia	93	76	17	22%
Corporate expenses	(63)	(41)	(22)	54%

	$1,087	$931	$156	17%

Americas: Adjusted EBITDA increased $130 million to $747 million for the six months ended March 31, 2024 from $617 million for the six months ended March 31, 2023 primarily due to favorable pricing and product mix of $111 million, higher volumes of $21 million, higher equity income of $9 million, the favorable impacts of foreign currency translation of $5 million, and lower net operating costs of $4 million including lower transportation and purchasing costs, partially offset by higher SG&A expenses of $20 million.

EMEA: Adjusted EBITDA increased $31 million to $310 million for the six months ended March 31, 2024 from $279 million for the six months ended March 31, 2023 primarily due to favorable pricing and product mix of $46 million, and the favorable impacts of foreign currency translation of $1 million, partially offset by higher SG&A of $12 million, higher net operating costs of $3 million, and lower volumes of $1 million.

Asia: Adjusted EBITDA increased $17 million to $93 million for the six months ended March 31, 2024 from $76 million for the six months ended March 31, 2023 primarily due to lower net operating costs of $18 million including lower transportation and purchasing costs, and higher volumes of $9 million, partially offset by higher SG&A $5 million, unfavorable pricing and product mix of $4 million, and the unfavorable impacts of foreign currency translation of $1 million.

Corporate expenses: Corporate expenses increased $22 million to $63 million for the six months ended March 31, 2024 from $41 million for the six months ended March 31, 2023 primarily due to higher discretionary spend, compensation accruals, and charitable contributions.

Year Ended September 30, 2023 Compared to Year Ended September 30, 2022 (in millions)

Net Sales

	Year Ended September 30,
	2023	2022	Change	% Change
Americas	$6,359	$5,824	$535	9%
EMEA	2,719	2,433	286	12%
Asia	953	1,003	(50)	(5)%

	$10,031	$9,260	$771	8%

Americas: Net sales increased $535 million to $6,359 million for the year ended September 30, 2023 from $5,824 million for the year ended September 30, 2022 primarily due to favorable pricing and product mix of $532 million, and higher volumes of $47 million, partially offset by lower pass-through lead costs of $39 million, and the unfavorable impacts of foreign currency translation of $5 million. In the year ended September 30, 2023, pricing actions, favorable product mix driven by strong demand for Advanced Batteries (specifically AGM and EFB), and higher volumes within the OEM channel as the channel recovers from the semiconductor shortage resulted in an overall increase in net sales.

EMEA: Net sales increased $286 million to $2,719 million for the year ended September 30, 2023 from $2,433 million for the year ended September 30, 2022 primarily due to favorable pricing and product mix of $214 million, higher volumes of $131 million, and higher pass-through lead costs of $15 million, partially offset by the unfavorable impacts of foreign currency translation of $74 million. In the year ended September 30, 2023, pricing actions, favorable product mix driven by a strong demand for Advanced Batteries (specifically AGM and EFB), and higher volumes within the OEM channel as the channel recovers from the semiconductor shortage resulted in an overall increase in net sales.

Asia: Net sales decreased $50 million to $953 million for the year ended September 30, 2023 from $1,003 million for the year ended September 30, 2022 primarily due to the unfavorable impacts of foreign currency translation of $65 million, lower pass-through lead costs of $56 million, and lower volumes of $10 million, partially offset by favorable pricing and product mix of $81 million. In the year ended September 30, 2023, the impact of lockdown policies in China and the resulting slowdown in general economic activity following the reversal of these policies unfavorably affected volumes, partially offset by favorable product mix driven by a strong demand for Advanced Batteries (specifically AGM and EFB).

Adjusted EBITDA

	Year Ended September 30,
	2023	2022	Change	% Change
Americas	$1,267	$1,122	$145	13%
EMEA	486	432	54	13%
Asia	152	169	(17)	(10)%
Corporate expenses	(95)	(125)	30	(24)%

	$1,810	$1,598	$212	13%

Americas: Adjusted EBITDA increased $145 million to $1,267 million for the year ended September 30, 2023 from $1,122 million for the year ended September 30, 2022 primarily due to favorable pricing and product mix of $317 million, higher volumes of $17 million, and higher equity income of $4 million, partially offset by higher net operating costs of $170 million including production inefficiencies and higher transportation and purchasing costs, and higher SG&A expenses of $23 million.

EMEA: Adjusted EBITDA increased $54 million to $486 million for the year ended September 30, 2023 from $432 million for the year ended September 30, 2022 primarily due to favorable pricing and product mix of $160 million, and higher volumes of $16 million, partially offset by higher net operating costs of $98 million including higher purchasing and transportation costs, the unfavorable impacts of foreign currency translation of $16 million, and higher SG&A expenses of $8 million.

Asia: Adjusted EBITDA decreased $17 million to $152 million for the year ended September 30, 2023 from $169 million for the year ended September 30, 2022 primarily due to unfavorable pricing and product mix of $10 million, the unfavorable impacts of foreign currency translation of $8 million, higher SG&A expenses of $4 million, and lower volumes of $3 million, partially offset by lower net operating costs of $7 million and higher equity income of $1 million.

Corporate expenses: Corporate expenses decreased $30 million to $95 million for the year ended September 30, 2023 from $125 million for the year ended September 30, 2022 primarily due to decreases in charitable contributions and discretionary spend.

Year Ended September 30, 2022 Compared to Year Ended September 30, 2021 (in millions)

Net Sales

	Year Ended September 30,
	2022	2021	Change	% Change
Americas	$5,824	$5,376	$448	8%
EMEA	2,433	2,507	(74)	(3)%
Asia	1,003	986	17	2%

	$9,260	$8,869	$391	4%

Americas: Net sales increased $448 million to $5,824 million for the year ended September 30, 2022 from $5,376 million for the year ended September 30, 2021 primarily due to favorable pricing and product mix of $352 million, and higher pass-through lead costs of $143 million, partially offset by the effect of decreased volumes of $42 million, and the unfavorable impacts of foreign currency translation of $5 million. In the year ended September 30, 2022, pricing actions and strong demand for Advanced Batteries (specifically AGM and EFB) favorably impacted pricing and product mix.

EMEA: Net sales decreased $74 million to $2,433 million for the year ended September 30, 2022 from $2,507 million for the year ended September 30, 2021 primarily due to the unfavorable impacts of foreign currency translation of $242 million, and the effect of decreased volumes of $156 million, partially offset by higher pass-through lead costs of $235 million, and favorable pricing and product mix of $89 million. In the year ended September 30, 2022, the impact of the semiconductor shortage on our OEM customers as well as disruptions in the OEM supply chain caused by the Russia/Ukraine conflict unfavorably affected volumes, partially offset by pricing actions and Advanced Batteries (specifically AGM and EFB) making up a higher percentage of volumes sold to our aftermarket customers which contributed to favorable product mix.

Asia: Net sales increased $17 million to $1,003 million for the year ended September 30, 2022 from $986 million for the year ended September 30, 2021 primarily due to higher pass-through lead costs of

$81 million, partially offset by unfavorable impacts of foreign currency translation of $44 million, the effect of decreased volumes of $14 million, and unfavorable pricing and product mix of $6 million. In the year ended September 30, 2022, the impact of the semiconductor shortage on our OEM customers and the impact of COVID-19-related lockdowns in China unfavorably affected volumes, partially offset by Advanced Batteries (specifically AGM and EFB) making up a higher percentage of volumes sold to our aftermarket customers which contributed to favorable product mix.

Adjusted EBITDA

	Year Ended September 30,
	2022	2021	Change	% Change
Americas	$1,122	$1,106	$16	1%
EMEA	432	506	(74)	(15)%
Asia	169	166	3	2%
Corporate expenses	(125)	(114)	(11)	10%

	$1,598	$1,664	$(66)	(4)%

Americas: Adjusted EBITDA increased $16 million to $1,122 million for the year ended September 30, 2022 from $1,106 million for the year ended September 30, 2021 primarily due to favorable pricing and product mix of $126 million, higher equity income of $12 million, and lower SG&A of $3 million, partially offset by higher operating costs of $152 million including higher transportation and purchasing costs, and lower volumes of $11 million. In the year ended September 30, 2021, the negative impact to our earnings from the COVID-19 pandemic was approximately $38 million, which was primarily comprised of higher transportation rates and other additional expenses as we implemented enhanced safety measures to protect the health of our employees.

EMEA: Adjusted EBITDA decreased $74 million to $432 million for the year ended September 30, 2022 from $506 million for the year ended September 30, 2021 primarily due to higher operating costs of $95 million including higher transportation and purchasing costs, unfavorable impact of foreign currency translation of $42 million, lower volumes of $27 million, and lower equity income of $1 million, partially offset by favorable pricing and product mix of $70 million, and lower SG&A of $21 million.

Asia: Adjusted EBITDA increased $3 million to $169 million for the year ended September 30, 2022 from $166 million for the year ended September 30, 2021 primarily due to favorable pricing and product mix of $30 million, and lower SG&A of $13 million, partially offset by higher operating costs of $19 million, lower equity income of $15 million, and the unfavorable impact of foreign currency translation of $6 million.

Corporate expenses: Corporate expenses increased $11 million to $(125) million for the year ended September 30, 2022 from $(114) million for the year ended September 30, 2021 primarily due to increased charitable contributions partially offset by decreases in compensation accruals.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and bank borrowings. At March 31, 2024, we had cash and cash equivalents of $507 million to fund our general working capital needs.

Managing our balance sheet prudently and maintaining appropriate liquidity are high priorities. We have taken a number of actions to preserve liquidity. As of March 31, 2024, there were no outstanding borrowings under the Revolving Facility or the ABL Facility, and approximately $800 million of additional borrowings would have been available under the Revolving Facility and $693 million of additional borrowings would have been available under the ABL Facility (after giving effect to $61 million of outstanding letters of credit), in each case, subject to customary borrowing conditions.

Our primary cash needs are for working capital, capital expenditures, operating expenses, acquisitions, the repayment of principal and the payment of interest on our indebtedness. Our capital expenditures have been primarily related to investments in capacity for production of Advanced Batteries, environmental upgrades, continuous improvement and maintenance, and were $176 million and $172 million for the six months ended March 31, 2024 and 2023, respectively.

Refer to Note 16, “Commitments and Contingencies,” Note 8, “Debt and Financing Arrangements,” and Note 7, “Leases,” of the notes to the financial statements included elsewhere in this prospectus for further information regarding the Company’s purchase obligations, long-term debt obligations and lease obligations, respectively.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the periods presented:

For the Six Months Ended March 31, 2024 compared to the Six Months Ended March 31, 2023 (in millions; unaudited)

	Six Months Ended March 31,
	2024	2023	Change
Net cash provided by (used by):
Operating activities	$468	$328	$140
Investing activities	(179)	(171)	(8)
Financing activities	(15)	(1)	(14)
Capital expenditures (included in investing activities)	(176)	(172)	(4)

Cash provided by operating activities increased by $140 million to a $468 million inflow for the six months ended March 31, 2024 compared to a $328 million inflow for the six months ended March 31, 2023. The increase in cash provided by operations was primarily due to fluctuations in working capital, including changes in inventory levels based on customer demand and production levels, timing of accounts payable and receivable, and lower interest payments on the Company’s debt, partially offset by the timing of income tax payments, and dividends received from equity method investments.

Cash used by investing activities increased by $8 million to a $179 million outflow for the six months ended March 31, 2024 compared to a $171 million outflow for the six months ended March 31, 2023. The increase in cash used by investing activities was primarily related to an increase in capital expenditures.

Cash used by financing activities increased by $14 million to a $15 million outflow for the six months ended March 31, 2024 compared to a $1 million outflow for the six months ended March 31, 2023. In the six months ended March 31, 2024, we made $7 million in scheduled principal payments on the USD Term Loan, compared to a $21 million equity contribution received and $11 million usage of cash to redeem a portion of the Acquisition Financing Notes (as defined herein) in the six months ended March 31, 2023. See Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements included elsewhere in this prospectus for further information.

For the Year Ended September 30, 2023 compared to the Year Ended September 30, 2022 (in millions)

	Year Ended September 30,
	2023	2022	Change
Net cash provided by (used by):
Operating activities	$1,086	$649	$437
Investing activities	(274)	(347)	73
Financing activities	(804)	(330)	(474)
Capital expenditures (included in investing activities)	(428)	(299)	(129)

Cash provided by operating activities increased by $437 million to a $1,086 million inflow for the year ended September 30, 2023 compared to a $649 million inflow for the year ended September 30, 2022. The increase in cash provided by operations was primarily due to fluctuations in working capital, including changes in inventory levels based on customer demand and production levels, timing of accounts receivable and accounts payable, and dividends received from equity method investments, partially offset by higher interest payments on the Company’s debt and payments related to restructuring plans.

Cash used by investing activities decreased by $73 million to a $274 million outflow for the year ended September 30, 2023 compared to a $347 million outflow for the year ended September 30, 2022. The decrease in cash used by investing activities was primarily related to the sale of investments in marketable common stock in the year ended September 30, 2023, and a usage of cash to fund the Battery Recycling Plant Transaction in the year ended September 30, 2022, partially offset by an increase in capital expenditures.

Cash used by financing activities increased by $474 million to a $804 million outflow for the year ended September 30, 2023 compared to a $330 million outflow for the year ended September 30, 2022. In the year ended September 30, 2023, we made $636 million in voluntary principal payments on the Euro Term Loan, used $156 million of cash to redeem a portion of the Acquisition Financing Notes, had $13 million of net usage of cash related to the refinancing of the obligations under the initial U.S. dollar denominated tranche of the Term Loan Facility, and received a $21 million equity contribution. In the year ended September 30, 2022, we used $200 million of cash to redeem a portion of the Unsecured Notes, made $98 million in voluntary principal payments on the Euro Term Loan, and made a $21 million TRA payment. See Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements included elsewhere in this prospectus for further information.

For the Year Ended September 30, 2022 compared to the Year Ended September 30, 2021 (in millions)

	Year Ended September 30,
	2022	2021	Change
Net cash provided by (used by):
Operating activities	$649	$608	$41
Investing activities	(347)	(99)	(248)
Financing activities	(330)	(947)	617
Capital expenditures (included in investing activities)	(299)	(231)	(68)

Cash provided by operating activities increased by $41 million to a $649 million inflow for the year ended September 30, 2022 compared to a $608 million inflow for the year ended September 30, 2021. The increase in cash provided by operations for the year ended September 30, 2022 compared to the year ended September 30, 2021 was primarily due to timing of income tax payments and lower interest payments on the Company’s debt, partially offset by fluctuations in working capital, including timing of accounts receivable and accounts payable, and changes in inventory levels to support customer demand and safety and cycle stock requirements for key materials and components in response to supply chain pressures.

Cash used by investing activities increased by $248 million to a $347 million outflow for the year ended September 30, 2022 compared to a $99 million outflow for the year ended September 30, 2021. The increase in cash used by investing activities primarily related to an increase in capital expenditures and the usage of cash to fund the Battery Recycling Plant Transaction in the year ended September 30, 2022, compared to cash proceeds from the sale of a portion of an equity method investment within the Asia segment, and the usage of cash to fund the China Transaction in the year ended September 30, 2021. See Note 2, “Acquisitions,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Cash used by financing activities decreased by $617 million to a $330 million outflow for the year ended September 30, 2022 compared to a $947 million outflow for the year ended September 30, 2021. The change in cash used by financing activities was primarily due to a $200 million usage of cash for the retirement of the Unsecured Notes, $98 million voluntary principal payments of the Euro Term Loan, and $21 million TRA payment in the year ended September 30, 2022, compared to approximately $630 million voluntary principal payments of the Term Loan Facility, $100 million principal payment related to Debt Repricing, $100 million principal payment of the 2026 USD Secured Notes, and $50 million principal payment of the 2025 Secured Notes (as defined herein) in the year ended September 30, 2021. See Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements included elsewhere in this prospectus for further information.

Off-Balance Sheet Arrangements

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of March 31, 2024 was $61 million. These letters of credit have various expiration dates through April 2027. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future.

Total Adjusted EBITDA and Indenture EBITDA

Total Adjusted EBITDA

We use Total Adjusted EBITDA to analyze and evaluate the performance of our business and to provide a greater understanding with respect to our results of operations, including within each of our segments. We believe that Total Adjusted EBITDA is an important measure that excludes many of the costs associated with our existing capital structure and excludes costs that management believes do not reflect our ongoing operating performance. Accordingly, Total Adjusted EBITDA is a key metric that management uses to assess the period-to-period performance of our core business operations and our segments.

Required Reported Data—Indenture EBITDA

We are required to report Indenture EBITDA, which is defined as “Consolidated EBITDA” and “EBITDA” under our credit agreements that govern the senior secured credit facilities (the “Senior Secured Credit Facilities”) and the ABL Facility and the indentures governing our outstanding notes. In addition, the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters. These restrictive covenants utilize Indenture EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants.

Our management considers Indenture EBITDA to be relevant to the operation of our business because Indenture EBITDA is required pursuant to the terms of the reporting covenants under the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes and because these metrics are relevant to lenders and noteholders.

Indenture EBITDA is calculated under the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes as net income before income tax provision, net financing charges, restructuring and impairment costs, allocation for support functions and other costs, and intangible asset amortization and depreciation, adjusted to exclude certain items which we believe are not reflective of ongoing performance, including the effects related to (i) non-cash items, (ii) costs and charges that do not relate to our ongoing operations and (iii) certain other adjustments including the run-rate effect of certain cost savings and synergies.

The following table reconciles net income to Total Adjusted EBITDA and Indenture EBITDA for the periods presented (in millions; unaudited):

	Six Months Ended March 31,		Twelve Months Ended March 31, 2024
	2024	2023
Net income attributable to the Company	$273	$121	$488
Income attributable to noncontrolling interests	7	5	12

Net income	280	126	500
Income tax provision	80	133	30

Income before income taxes	360	259	530
Net financing charges	373	379	814
Intangible asset amortization	190	187	381
Depreciation	180	176	364
Impacts of purchase accounting (1)	1	1	3
Pension mark-to-market adjustment (2)	—	—	(26)
Core valuation change (3)	29	(32)	10
Factoring fees (4)	(62)	(54)	(115)
Other items (5)	16	15	5

Total Adjusted EBITDA	$1,087	$931	$1,966

Pension service cost (6)	(5)	(5)	(11)
Net contribution from non-controlling interests and equity method investments (7)	15	14	25
Launch costs (8)	2	2	6
Lithium-ion losses (9)	—	5	3
New pricing impact (10)	—	37	17

Indenture EBITDA	$1,099	$984	$2,006

(1)	The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income.
(2)	Non-cash accounting impact of net mark-to-market gains related to pension and other postretirement benefit plans.
(3)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(4)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on a variable interest rate index plus a spread.

(5)

Consists of other items including: (i) net costs related to strategic and operational initiatives and other items ($8 million and $22 million for the six and twelve months ended March 31, 2024, respectively, and $9 million for the six months ended March 31, 2023), (ii) gains on investments in marketable common stock ($21 million for the twelve months ended March 31, 2024 and $24 million for the six months ended March 31, 2023), (iii) closure costs, stranded fixed costs and inefficiencies related to the ramp down in operations at one of the

Company’s North America recycling plants ($5 million for both the six and twelve months ended March 31, 2024, and $6 million for the six months ended March 31, 2023), (iv) mark-to-market adjustments related to fuel forward contracts which do not qualify for hedge accounting treatment ($2 million loss and $5 million gain for the six and twelve months ended March 31, 2024, respectively, and $5 million loss for the six months ended March 31, 2023), (v) dividends received from investments in marketable common stock ($1 million for the six months ended March 31, 2023), (vi) mark-to-market adjustments related to foreign currency forward contracts which do not qualify for hedge accounting treatment ($2 million loss and $1 million gain for the six and twelve months ended March 31, 2024, respectively, and $3 million loss for the six months ended March 31, 2023), (vii) change in estimated future TRA payments ($5 million increase for the six months ended March 31, 2023), (viii) loss on disposal and clean up costs related to certain assets ($7 million for the six months ended March 31, 2023), (ix) service cost, interest cost, and expected return on plan assets related to pension and other postretirement benefit plans ($6 million and $12 million for the six and twelve months ended March 31, 2024, respectively, and $5 million for the six months ended March 31, 2023), and (x) indirect recovery related to certain tax matters ($7 million for both the six and twelve months ended March 31, 2024).
(6)	Adjustment for non-cash accounting impact of service cost related to pension and other postretirement benefits.
(7)

Reflects net adjustments relating to (i) the exclusion of the portion of earnings that are attributable to non-controlling interests from consolidated investments that are not 100% owned by the Company (($8) million and ($14) million for the six and twelve months ended March 31, 2024, respectively, and ($6) million for the six months ended March 31, 2023), and (ii) the inclusion of the proportionate share of Total Adjusted EBITDA from significant equity method investments ($23 million and $39 million for the six and twelve months ended March 31, 2024, respectively, and $20 million for the six months ended March 31, 2023).

(8)	Adjustments for the reversal of launch costs incurred primarily in connection with capacity improvements in the U.S. and China and other inefficiencies.
(9)	Reversal of certain losses from the lithium-ion division of the Company.
(10)	Adjustments to reflect the impact of new pricing.

The following table reconciles net income (loss) to Total Adjusted EBITDA and Indenture EBITDA for the periods presented (in millions):

	Year Ended September 30,
	2023	2022	2021
Net income (loss) attributable to the Company	$336	$(5)	$(44)
Income attributable to noncontrolling interests	10	6	3

Net income (loss)	346	1	(41)
Income tax provision	83	101	74

Income before income taxes	429	102	33
Net financing charges	820	626	709
Restructuring and impairment costs	—	22	253
Intangible asset amortization	378	384	399
Depreciation	360	355	367
Deal and stand up costs (1)	—	—	42
Impacts of purchase accounting (2)	3	3	10
Pension mark-to-market adjustment (3)	(26)	(53)	(52)
Core valuation change (4)	(51)	69	(106)
Factoring fees (5)	(107)	(49)	(18)
Other items (6)	4	139	27

Total Adjusted EBITDA	$1,810	$1,598	$1,664

	Year Ended September 30,
	2023	2022	2021
Pension service cost (7)	(11)	(15)	(15)
Net contribution from non-controlling interests, equity method investments, and unrestricted subsidiary earnings (8)	24	30	16
Transportation and Launch costs (9)	6	9	61
Lithium-ion losses (10)	8	27	25
Cost savings already realized and new pricing impact (11)	54	114	71
Additional expenses related to COVID-19(12)	—	—	36

Indenture EBITDA	$1,891	$1,763	$1,858

(1)	Expenses related to establishing standalone business functions.
(2)	The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income.
(3)	Non-cash accounting impact of net mark-to-market gains related to pension and other postretirement benefit plans.
(4)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(5)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on a variable interest rate index plus a spread.

(6)

Consists of other items including: (i) costs related to strategic and operational initiatives and other items ($23 million, $36 million, and $32 million for the years ended September 30, 2023, 2022, and 2021, respectively), (ii) gains and losses on investments in marketable common stock ($45 million gain, $98 million loss, and $15 million gain for the years ended September 30, 2023, 2022 and 2021, respectively), (iii) equipment moving, installation, government subsidy reimbursement costs, and net loss on property sale related to the discontinuation of assembly operations at one of the Company’s U.S. plants ($4 million and $11 million for the years ended September 30, 2022 and 2021, respectively), (iv) closure costs, stranded fixed costs and inefficiencies related to the ramp down in operations at one of the Company’s North America recycling plants ($6 million, $3 million, and $11 million for the years ended September 30, 2023, 2022, and 2021, respectively), (v) remeasurement gains related to the consolidation of certain POAs ($6 million for the year ended September 30, 2021), (vi) mark-to-market adjustments related to fuel forward contracts which do not qualify for hedge accounting treatment ($2 million gain, $3 million loss, and $3 million gain for the years ended September 30, 2023, 2022, and 2021, respectively), (vii) gain on partial sale of an equity method investment ($12 million for the year ended September 30, 2021), (viii) dividends received from investments in marketable common stock ($1 million, $1 million, and $2 million for the years ended September 30, 2023, 2022, and 2021, respectively), (ix) real estate transfer tax on legal entity changes related to Reorganization ($10 million for the year ended September 30, 2021), (x) gain on sale of investment ($3 million for the year ended September 30, 2022), (xi) mark-to-market adjustments related to foreign currency forward contracts which do not qualify for hedge accounting treatment ($2 million loss for the year ended September 30, 2022), (xii) change in estimated future TRA payments ($5 million increase and $4 million decrease for the years ended September 30, 2023 and 2022, respectively), (xiii) loss on disposal and clean up costs related to certain assets ($7 million, $1 million, and $1 million for the years ended September 30, 2023, 2022, and 2021, respectively), and (xiv) service cost, interest cost, and expected return on plan assets related to pension and other postretirement benefit plans ($11 million for the year ended September 30, 2023).

(7)	Adjustment for non-cash accounting impact of service cost related to pension and other postretirement benefits.

(8)

Reflects net adjustments relating to (i) the exclusion of the portion of earnings that are attributable to non-controlling interests from consolidated investments that are not 100% owned by the Company (($12) million, ($8) million, and ($5) million for the years ended September 30, 2023, 2022, and 2021, respectively), (ii) the inclusion of the proportionate share of Total Adjusted EBITDA from significant equity method investments ($36 million, $38 million, and $37 million for the years ended September 30, 2023, 2022, and 2021, respectively), and (iii) removal of earnings from an equity method investment that is an unrestricted subsidiary following the consummation of the Acquisition (($16) million for the year ended September 30, 2021).

(9)

Adjustments for (i) the reversal of launch costs incurred primarily in connection with capacity improvements in the U.S. and China and other inefficiencies, and (ii) transportation costs relating to one-time intercompany inventory transfers.

(10)	Reversal of certain losses from the lithium-ion division of the Company.
(11)

Adjustments to reflect (i) cost savings initiatives ($24 million and $47 million pro forma for the years ended September 30, 2022 and 2021, respectively), and (ii) the impact of new pricing ($54 million, $90 million, and $24 million for the years ended September 30, 2023, 2022 and 2021, respectively).

(12)

Represents additional expenses resulting from the COVID-19 pandemic, including stranded fixed costs and higher transportation rates as we adjusted production levels to align with changing market-demand - including the temporary complete closure of select facilities - and implemented enhanced safety and cleaning measures to protect the health of our employees.

Senior Notes

In connection with the Acquisition, our wholly-owned subsidiaries, Clarios Global LP (the “Borrower”) and Clarios US Finance Company, Inc. (the “Co-Borrower” and, together with the Borrower, the “Borrowers”) issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the 2026 Secured Notes, the “Acquisition Financing Notes”). We used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

In addition, on May 20, 2020, the Borrowers issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). We used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

On May 4, 2023, the Borrowers issued $750 million aggregate principal amount of 6.750% Senior Secured Notes due 2028 (the “2028 Secured Notes” and, together with the 2026 Secured Notes and 2025 Secured Notes, the “Secured Notes”). We used the proceeds from the issuance of the 2028 Secured Notes, together with the borrowings under the USD Term Loan, to repay our remaining obligations under the initial U.S. dollar denominated tranche of the Term Loan Facility and for general corporate purposes.

The Secured Notes

The 2026 Secured Notes were issued pursuant to the indenture, dated as of April 1, 2019, among Clarios International LP (“Holdings”), the Borrowers, the guarantors party thereto, Citibank, N.A. as trustee, dollar paying agent and collateral agent and Citibank, N.A., London Branch as euro paying agent. The 2026 USD Secured Notes bear interest at a rate of 6.250% per year and the Euro Secured Notes bear interest at a rate of 4.375% per year. Interest on the 2026 Secured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The 2026 Secured Notes will mature on May 15, 2026.

The 2025 Secured Notes were issued pursuant to the indenture, dated as of May 20, 2020, among Holdings, the Borrowers, the guarantors party thereto and Citibank, N.A. as trustee, paying agent and collateral agent. The

2025 USD Secured Notes bear interest at a rate of 6.750% per year. Interest on the 2025 Secured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The 2025 Secured Notes will mature on May 15, 2025.

The Borrowers may redeem both the 2026 Secured Notes and the 2025 Secured Notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The 2026 Secured Notes and the 2025 Secured Notes are redeemable, in whole or in part, at the redemption prices set forth in the applicable indenture.

The 2028 Secured Notes were issued pursuant to the indenture, dated as of May 4, 2023, among Holdings, the Borrowers, the guarantors party thereto and Citibank, N.A. as trustee, paying agent and collateral agent. The 2028 Secured Notes bear interest at a rate of 6.750% per year. Interest on the 2028 Secured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The 2028 Secured Notes will mature on May 15, 2028.

Prior to May 15, 2025, the Borrowers may redeem some or all of the 2028 Secured Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium. The Borrowers may also redeem (i) up to 40% of the aggregate principal amount of the 2028 Secured Notes before May 15, 2025 with the net cash proceeds from certain equity offerings, (ii) all or a portion of the 2028 Secured Notes before May 15, 2025 in an aggregate principal amount not to exceed the net cash proceeds of a qualifying initial public offering and/or (iii) up to 10% of the aggregate principal amount of the 2028 Secured Notes during any 12-month period prior to May 15, 2025, in each case at the applicable redemption prices set forth in the applicable indenture. The Borrowers may also redeem the notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The 2028 Secured Notes will be redeemable, in whole or in part, at any time on or after May 15, 2025 on the applicable redemption dates and at the redemption prices set forth in the applicable indenture.

The Secured Notes contain customary representations and warranties, affirmative and negative covenants and events of default. For additional information, see “Description of Material Indebtedness—The Secured Notes—6.250% Senior Secured Notes due 2026,” “—4.375% Senior Secured Notes due 2026,” “—6.750% Senior Secured Notes due 2025” and “—6.750% Senior Secured Notes due 2028.”

The Unsecured Notes

The Unsecured Notes were issued pursuant to the indenture, dated as of April 1, 2019, among Holdings, the Borrowers, the guarantors party thereto and Citibank, N.A., as trustee. The Unsecured Notes bear interest at a rate of 8.500% per year. Interest on the Unsecured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The Unsecured Notes will mature on May 15, 2027.

The Unsecured Notes and the related guarantees are the Borrowers’ and the guarantors’ senior unsecured obligations.

The Borrowers may redeem the Unsecured Notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The Unsecured Notes are redeemable, in whole or in part, at the redemption prices set forth in the applicable indenture.

For additional information, see “Description of Material Indebtedness—The Unsecured Notes—8.500% Senior Notes due 2027.”

Credit Facilities

Concurrently with the closing of the Acquisition, on April 30, 2019, the Borrower entered into (i) a first lien credit agreement with, among others, the Co-Borrower, Holdings, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, providing for the Senior Secured Credit Facilities (the “First Lien Credit Agreement”) and (ii) an ABL credit agreement with, among others, the Co-Borrower, Clarios Recycling GmbH, each of the other borrowers from time to time party thereto, Holdings, Citibank, N.A. and/or its affiliates, as administrative agent and collateral agent, and the lenders and issuing banks party thereto, providing for the ABL Facility (the “ABL Credit Agreement”). On March 5, 2020, the parties thereto entered into an incremental amendment to the ABL Facility, which increased the aggregate commitments thereunder. On March 5, 2021, the parties thereto entered into a repricing amendment to the Senior Secured Credit Facilities, which lowered the applicable margins related to the term loans thereunder (the “2021 Term Loan Amendment”). On March 14, 2023, the parties thereto entered into (i) a refinancing and incremental amendment to the Revolving Facility, which refinanced and replaced the commitments thereunder (the “2023 RCF Amendment”) and (ii) a refinancing and incremental amendment to the ABL Facility, which refinanced and replaced the commitments thereunder (the “2023 ABL Amendment”). The effect of these amendments was to extend the maturity date of such facilities to March 2028 (previously April 2024), subject to a springing maturity date as described below, and to increase the commitments under each facility to $800 million (previously $750 million). On May 4, 2023, the parties thereto entered into an amendment to the Senior Secured Credit Facilities, which provided for the USD Term Loan (the “2023 Term Loan Amendment”). On January 12, 2024, the parties thereto entered into a repricing amendment to the Senior Secured Credit Facilities, which lowered the applicable margin related to the USD Term Loan (the “2024 Term Loan Amendment”).

Senior Secured Credit Facilities

On April 30, 2019, the Borrowers borrowed $6,409 million equivalent principal amount under the Term Loan Facility initially consisting of (i) borrowings of $4,200 million under the initial U.S. dollar denominated tranche of the Term Loan Facility and (ii) borrowings of €1,955 million under the Euro Term Loan. We used the initial proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. The maturity date for initial borrowings under the Term Loan Facility was April 30, 2026. On March 5, 2021, the parties thereto entered into the 2021 Term Loan Amendment, pursuant to which the applicable margins related to the term loans thereunder were lowered by 0.25%.

On April 30, 2019, the Borrowers obtained the Revolving Facility. Following the 2023 RCF Amendment, the Revolving Facility consists of $800 million in aggregate commitments with a letter of credit sublimit of $300 million and will mature on March 14, 2028, subject to a springing maturity date with respect to certain existing indebtedness, including the existing notes.

On May 4, 2023, the Borrowers incurred the USD Term Loan pursuant to the 2023 Term Loan Amendment. The maturity date of the USD Term Loan is May 4, 2030. We used the proceeds, together with the proceeds of the 2028 Secured Notes, to repay our remaining obligations under the initial U.S. dollar denominated tranche of the Term Loan Facility and for general corporate purposes. On January 12, 2024, the parties thereto entered into the 2024 Term Loan Amendment, pursuant to which the applicable margin related to the USD Term Loan was lowered by 0.75%.

Amounts borrowed under the Senior Secured Credit Facilities are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. dollars, a base rate determined by reference to the highest of (i) the rate last quoted by The Wall Street Journal (or, if such rate is not quoted by The Wall Street Journal, another national publication selected by the administrative agent in consultation with the Borrower) as the U.S. “Prime Rate” in effect on such day, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month Term SOFR rate (which shall not be less than 0.00%) plus

1.00% per annum or (b) (i) for Term SOFR rate loans denominated in U.S. dollars, a rate determined by reference to the highest of (x) the Term SOFR rate based on the interest period of the applicable borrowing and (y) 0.00% or (ii) for Eurodollar rate loans denominated in Euros, a rate determined by reference to the highest of (x) the EURIBOR rate based on the interest period of the applicable borrowing and (y) 0.00%.

The applicable margin for (i) the USD Term Loan is 2.00% per annum in the case of base rate loans and 3.00% per annum in the case of Term SOFR rate loans and (ii) the Euro Term Loan is 3.25% per annum for EURIBOR rate loans. The applicable margin under the Revolving Facility is based on a leverage-based pricing grid which does not exceed 3.25% per annum (in the case of Term SOFR rate loans or Eurodollar rate loans denominated in Euros) and 2.25% per annum (in the case of base rate loans).

We are required to pay an unused line fee to the lenders under the Revolving Facility on the committed but unutilized balance of the Revolving Facility at a rate of, initially, 0.50% per annum, subject to stepdowns upon the achievement of certain first lien net leverage ratios.

The credit agreement governing the Senior Secured Credit Facilities contains customary representations and warranties, affirmative and negative covenants and events of default. The covenants include a maximum first lien net leverage ratio in relation to the Revolving Facility, applicable if certain exposures thereunder exceed a threshold amount on the last day of a fiscal quarter. There were no outstanding borrowings under the Revolving Facility as of March 31, 2024.

For additional information, see “Description of Material Indebtedness—Senior Secured Credit Facilities.”

ABL Facility

The ABL Facility allows us to draw up to $800 million pursuant to the 2023 ABL Amendment, subject to borrowing base availability, and will mature on March 14, 2028 subject to a springing maturity date with respect to certain existing indebtedness, including the existing notes. We have the ability to request the issuance of letters of credit up to a maximum aggregate amount of $264.5 million.

Amounts borrowed under the ABL Facility are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. dollars, a base rate determined by reference to the highest of (i) the rate of interest announced publicly by Citibank, N.A. in New York, from time to time, as its prime rate, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month Term SOFR rate (which shall not be less than 0.00%) plus 1.00% per annum, (b) for Term SOFR rate loans denominated in U.S. dollars, a rate determined by reference to the highest of (i) the Term SOFR rate based on the interest period of the applicable borrowing and (ii) 0.00% or (c) for Eurodollar rate loans denominated in Euros, a rate determined by reference to the highest of (i) the EURIBOR rate based on the interest period of the applicable borrowing and (ii) 0.00%. Asset-based revolving loans denominated in other currencies are subject to interest at a rate per annum equal to an applicable margin plus the customary equivalent to the Term SOFR rate.

The applicable margin percentages with respect to borrowings under the ABL Facility are subject to adjustments based on historical excess availability as further described in the credit agreement for the ABL Facility. We also are required to pay an unused line fee to the lenders under the ABL Facility on the committed but unutilized balance of the ABL Facility at a rate of 0.375% or 0.250% per annum, which varies depending on utilization.

The credit agreement governing the ABL Facility contains customary representations and warranties, affirmative and negative covenants, and events of default. The covenants include a minimum fixed-charge coverage ratio, applicable only if utilization of the ABL Facility exceeds a certain threshold. There were no outstanding borrowings under the ABL Facility as of March 31, 2024.

For additional information, see “Description of Material Indebtedness—ABL facility.”

Liquidity Outlook

We believe that our current cash and equivalents, along with cash flows from operations and unused availability under the ABL Facility and the Revolving Facility will be sufficient to fund our current operating requirements over the next twelve months. Our liquidity and our ability to meet our obligations and fund our capital and other requirements are also dependent on our future financial performance, which is subject to general economic and market conditions and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings or equity financings will be available to meet our liquidity needs. If we were unable to generate new contracts with existing and new customers, if the level of contract cancellations increased, or if contract delays lengthen or increase, our cash flow from operations would be materially adversely affected. We anticipate that to the extent we need additional liquidity, it will be funded through the incurrence of additional indebtedness, equity financings or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms or at all. If we decide to pursue one or more significant acquisitions or significant internal growth initiatives, we may incur additional debt or sell additional equity to finance such acquisitions or initiatives.

To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate of 10 percent per annum until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made. Refer to Note 16, “Commitments and Contingencies,” of the notes to the financial statements included elsewhere in this prospectus for further information regarding the TRA.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the financial statements of the Company, which have been prepared in conformity with U.S. GAAP. During the preparation of the financial statements of the Company in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, fair value measures, goodwill and intangible assets and related disclosures of assets and liabilities. On an ongoing basis, we evaluate such estimates and assumptions. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Accounting estimates and assumptions discussed in this section do not reflect a comprehensive list of all of our accounting policies, but are those that we consider to be the most critical to an understanding of the financial statements of the Company because they involve significant judgments and uncertainties.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company reviews goodwill for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units using a fair value method based on management’s judgments and assumptions or third party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Company uses a present value technique based on discounted cash flows to estimate the fair value of our reporting units. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value.

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. The primary assumptions used in estimating fair value for the impairment tests were the business growth rates and discount rates.

Although the Company’s forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future growth rates of a reporting unit. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, such as long-term revenue growth projections, profitability, discount rates, recent market valuations from transactions by comparable companies, and general industry, market and macro-economic conditions including uncertainties associated with the evolution of technology and sales trends of automotive battery products. The Company performed its annual impairment tests for goodwill in the fourth quarter of fiscal 2023, and the result indicated that the fair values of the Americas, EMEA, and Asia reporting units substantially exceeded their respective carrying values. Therefore, no impairment charges were recorded in connection with our most recent testing and assessment. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge which may be material. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to the financial statements included elsewhere in this prospectus for information regarding the goodwill impairment testing performed.

Indefinite-lived intangible assets are subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and are tested for impairment using a relief-from-royalty method. A significant amount of management judgment and assumptions are required in performing the impairment tests.

The key assumptions used in the impairment tests were long-term revenue growth projections, royalty rates, discount rates and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of indefinite-lived intangible assets, would require the Company to record a non-cash impairment charge which may be material.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals. The inputs utilized in the analyses are generally classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to the financial statements included elsewhere in this prospectus for information regarding impairments recorded.

Tax Receivable Agreement

In connection with the Reorganization, the Company entered into the TRA. The TRA provides for the payment to the Sponsor Group of 85% of the benefits, if any, that are realized as a result of certain tax attributes of operations that will be subject to U.S. income taxation following the Reorganization (the “Covered Tax Benefits”).

The Company’s estimate of the undiscounted payments due to the Sponsor Group is based on an analysis that compares the Company’s assumed income tax liability with its hypothetical liability had we not been able to utilize the Covered Tax Benefits and is reflected as a liability in both current and noncurrent liabilities within the consolidated statements of financial position for the periods presented. The TRA will remain in effect until all Covered Tax Benefits have been used or expired.

The Company’s estimate of the TRA liability requires significant judgment with regards to the assumptions underlying the estimate which include: the measurement of the Covered Tax Benefits; the forecast of future taxable income including the timing, amount, and distribution of taxable income by jurisdiction; the forecast of enacted U.S. federal tax rates. The timing and amount of future tax benefits associated with the TRA are subject to change, and future payments may be required which could be materially different from the Company’s current estimate. Refer to Note 16, “Commitments and Contingencies,” of the notes to the financial statements included elsewhere in this prospectus and “Liquidity Outlook” for further information.

Revenue Recognition

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. The Company’s revenue is generated through the manufacture and sale of automotive battery products to OEM and aftermarket customers globally, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date; this is considered to be a level 2 fair value measurement. Certain agreements contain price arrangements that represent material rights to customers for battery core returns. Material rights are accounted for as separate performance obligations and recognized as a deferred revenue within other current liabilities in the consolidated statements of financial position. Material rights are recognized as revenue as the option is exercised or expires.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted. Refer to Note 3, “Revenue,” of the notes to the financial statements included elsewhere in this prospectus for disclosure of the Company’s revenue recognition activity.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity price.

Interest Rate Exposure

We incur variable interest expense with respect to our Senior Secured Credit Facilities and any outstanding borrowings under our ABL Facility and Revolving Credit Facility. As of March 31, 2024, we had approximately

$8.5 billion aggregate principal amount of variable and fixed rate indebtedness, with a weighted-average interest rate of approximately 7.5% per year. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements included elsewhere in this prospectus for further information regarding the Company’s outstanding debt. A change of 0.125% in the assumed weighted-average interest rate of such debt would increase or decrease our estimated annual interest expense by approximately $11 million.

Derivative Instruments and Hedging Activity

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Refer to Note 9, “Derivative Instruments and Hedging Activities,” of the notes to the financial statements included elsewhere in this prospectus for further information.

The Company has USD and euro denominated variable-rate debt obligations and selectively enters into variable to fixed interest rate swaps to minimize variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” (“ASC 815”), the hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“AOCI”) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in interest rates during the periods presented. The Company also selectively enters into forward starting interest rate swaps that convert variable-rate interest payments derived from the term secured overnight financing rate to a fixed interest rate. The forward starting interest rate swaps were not designated as hedging instruments under ASC 815 from March through May 2023, and changes in fair value were recorded in the consolidated statement of income during that period. As of June 1, 2023, the forward starting interest rate swaps met the qualifications to be designated as hedging instruments under ASC 815.

The Company has global manufacturing, sales, and distribution operations and thus makes investments and enters into transactions denominated in various foreign currencies. The Company’s reporting currency is the U.S. dollar and substantially all of the Company’s international operations use the respective local currency as the functional currency, with the exception of Mexico which is U.S. dollar functional. Currently, the Company’s most significant currency exposures relate to the Euro, Czech koruna, Korean won, Colombian peso, Chinese yuan, and Brazilian real. The Company generally mitigates its exposure to adverse changes in foreign currency exchange rates by establishing regionally based supply, production, and distribution operations through which the currency that denominates the operations’ inputs primarily match that of the currency denominated in our invoices to customers. In addition, the Company selectively hedges the Company’s anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts, and has entered into euro denominated debt to reduce the Company’s exposure to translation exchange rate risk. As of March 31, 2024, the Company does not have any outstanding foreign currency exchange hedge contracts or foreign currency denominated debt instruments designated as hedging instruments.

The Company selectively hedges anticipated transactions that are subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions, typically sales, occur and affect earnings. The maturities of the commodity hedge contracts coincide with the forecast of commodities purchases. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during the periods presented. The Company also holds certain diesel fuel forward contracts which do not qualify for hedge accounting treatment; the changes in fair value of commodity derivatives not designated as hedging instruments under ASC 815 are recorded in the consolidated statements of income.

Recently Adopted Accounting Pronouncements

Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the financial statements included elsewhere in this prospectus for discussion of recently adopted accounting pronouncements.

BUSINESS

Our Company

We are the Global Market Leader in Low-Voltage Energy Solutions

Clarios is the world’s largest manufacturer and supplier of low-voltage batteries and solutions – we estimate that we are approximately four times larger than our closest competitor based on total low-voltage battery production volume for the mobility end market. We primarily serve the passenger vehicle end market and its large installed base, which drives volume in our highly durable aftermarket business. Our extensive aftermarket presence and deep relationships in the OEM channel leads to our batteries powering approximately one in every three passenger vehicles worldwide. In addition to passenger vehicles, our products serve the commercial vehicle, motorcycle, marine equipment, powersports vehicle and other end markets. Our products are essential for moving the world. The low-voltage battery is powertrain-agnostic – it provides power to the growing energy demand across the low-voltage network, regardless of whether it is in a traditional ICE, HEV or EV. Continuing focus on decarbonization and the movement towards a software-defined vehicle architecture (where electronics and software are primarily used to operate the vehicle versus traditional mechanical systems), are leading to higher electrical content across vehicles. Higher power loads are driving the demand for Advanced Batteries, including EFB, AGM, and lithium-ion batteries, as well as emerging technologies such as sodium-ion and supercapacitors. We believe we are well-positioned to address this increasing demand for power, with our global scale, resilient aftermarket business model, comprehensive product offering (including our capabilities in low-voltage Advanced Batteries), systems-focused approach, deep OEM relationships and circular operations expertise.

Our global scale provides multiple advantages that allow us to better serve our customers, support our attractive margin profile and address long-term market trends. Clarios is the only low-voltage battery player with a global manufacturing presence, enabling us to serve customers across more than 100 countries. We have leading global market share in low-voltage mobility batteries based on unit volumes sold, with number one market positions in both EMEA and the number three market position in Asia. Our footprint enables our “in-the region for-the region” strategy. We have both proximity to our customers as well as flexibility across our global manufacturing network to support a high level of product availability for both our aftermarket and OEM customers. For example, we can react to both near-term fluctuations (i.e., extreme weather and temperature, which shortens battery life) and longer-term shifts in demand (i.e., increased adoption of Advanced Batteries) from our aftermarket customers. Additionally, our scale and vertical integration contribute to our leading profitability. We are able to procure raw input materials and services more cost-effectively than less scaled players. Our successful circular operations, which include in-house battery recycling, enable us to secure stable and cost advantaged feed stock for new battery production. Lastly, our scale helps us generate significant cash flow, which allows us to invest in our capabilities to effectively address the evolving and increasing low-voltage power demands of the future. We continue to strategically invest in projects with high return potential to enhance our chemistry-agnostic Advanced Battery portfolio, low-voltage systems offerings, and Advanced Batteries production capabilities, specifically focused on AGM production in the near-term. Our estimates suggest we represent approximately 50% of the global AGM production capacity, which we believe positions us to address the long-cycle growth in Advanced Battery demand moving forward.

Our leading market position and scale is underpinned by our robust technical offering. With over 130 years of low-voltage experience and a talented world-class organization, we continue to innovate our technology and solutions to address the future low-voltage architecture needs of the mobility sector. As electrical architecture for vehicles becomes more complicated, and power demands increase, so does the complexity of the low-voltage system design, requiring many OEMs to continually evaluate the low-voltage systems across their vehicle platforms. Our chemistry-agnostic battery portfolio, systems integration expertise, and growing software capabilities allow us to partner with OEMs as they evaluate and design low-voltage systems for their vehicles, to help provide them with a cost-effective, system-optimized battery technology solution.

Our chemistry-agnostic low-voltage battery portfolio is comprised of commercialized Advanced Batteries such as EFB, AGM, and lithium-ion batteries, as well as traditional SLI batteries. In the future, we anticipate low-voltage batteries produced with emerging technologies such as sodium-ion and supercapacitors to further evolve the low-voltage networks of tomorrow’s vehicles. Both our aftermarket customers and OEM partners recognize our leading battery performance and high-quality track record. Additionally, the breadth of our product portfolio enables us to effectively support the long-term aftermarket replacement trends in the global car parc for passenger vehicles as Advanced Battery demand continues to increase in the coming decades.

Our focus on battery innovation has led to deep low-voltage system expertise. In the pursuit of creating industry-leading technology, we have honed our ability to model and simulate the dynamic operating scenarios across the low-voltage system, including profiling low-voltage power demand from key-off to peak loads. This insight enables us to partner with OEMs early in the vehicle development cycle, typically three to five years ahead of start of production. Our understanding of future vehicle needs drives our technology roadmap. We are actively expanding and enhancing our low-voltage system solutions, including multi-battery and multi-voltage configurations, which we believe will increase our content per vehicle (i.e., the number of Clarios batteries installed within a vehicle). Our systems expertise also drives our ability to provide optimized electronics and software systems solutions. We have multiple decades of experience in developing and selling embedded software and electronics, such as BMS, to support various chemistries throughout a broad range of use cases. We are also building capabilities beyond embedded software, such as developing solutions that leverage machine learning and artificial intelligence to further optimize the overall low-voltage system and total cost of ownership.

In the fiscal year ended September 30, 2023, approximately 79% of our unit volume demand came from aftermarket sales serving the large global car parc. These aftermarket volumes are driven by non-discretionary replacement demand for the low-voltage battery since vehicle ignition, as well as other systems critical to vehicle operations cannot function once the low-voltage battery has reached its end of life. On average, the low-voltage battery requires replacement every three to five years, which translates to two to four replacements over the typical 20-year useful life of a vehicle. Passenger vehicles’ long useful life creates a slow-moving installed base that provides long-term visibility into future aftermarket demand dynamics. The replacement demand for low-voltage batteries is highly recurring and relatively resilient to economic conditions, providing Clarios with a stable demand base.

Within the aftermarket channel, we serve a diverse group of customers including OES, wholesale distributors, auto retailers, big-box retailers and independent workshops that replace batteries for consumers. We offer these aftermarket customers leading global brands, comprehensive training, insights on car parc evolution based on our OEM “first fit” insights, category management, logistics, and service support. For example, we provide tools to our aftermarket customers to help them select the right replacement to ensure the battery delivers the required performance level for the vehicle. We also provide training workshops and step-by-step instructions and tools on how to locate and replace the battery within the vehicle. We believe these customer-centric offerings, as well as our ability to ensure product availability across our global footprint and offer an end-of-life recycling solution for lead acid batteries, differentiate us and create loyalty within our aftermarket customer base.

The remaining approximately 21% of our unit sales volume for the fiscal year ended September 30, 2023, is generated through sales to OEM customers to support their new unit production. Sales to the OEM channel are highly complementary to our aftermarket strategy. We have deep relationships with OEMs globally and partner with nearly all the passenger vehicle OEMs. When OEMs award us business, we typically enter into multi-year contracts for a given vehicle platform. Our engagement with OEMs provides us with early insights into low-voltage system and battery requirements for three to five years in the future. The low-voltage architecture trends that we see in today’s development cycle have the potential to translate into a long tail of aftermarket replacement demand for multiple decades after initial vehicle production. As of March 31, 2024, we have been awarded over 375 xEV platforms (i.e., vehicles including full HEVs, plug-in HEVs and EVs), of which over 175 are EVs, with a target to win 600 xEV platforms by fiscal 2027. We believe our robust technical offering, total systems approach, leading quality that minimizes warranty liability for OEMs, and our consistent on-time delivery performance differentiates us from our competitors.

Our presence in multiple key parts of the battery value chain provides us with a unique position to provide sustainability stewardship for the ecosystem. All of our batteries are recyclable. We recycle approximately 8,000 batteries per hour, twenty-four hours a day, seven days a week and 365 days a year within our network. As a result, 76% of the lead and 54% of the plastic used within our batteries are from recycled or remanufactured content. The recycled materials in our batteries require approximately 90% less energy to process and generate approximately 90% fewer life GHG emissions than virgin materials. We have a long track record and expertise in successfully operating a circular economy, which we believe provides a structural cost advantage and positive financial impact for our company. Deploying a “life cycle” approach is key to our sustainability-based business model. We start with the raw materials that we select during the battery design stage and end with reuse of recyclable battery material to create a new battery. Our life cycle approach not only provides stable supply of cost advantaged local recycled materials for our new battery production, but it also reduces waste to landfill and lowers our reliance on the supply of virgin materials. Importantly, we reinforce circularity throughout each step of the value chain. For example, in the aftermarket channel we pioneered an incentive structure to encourage the return of spent batteries to the point of sale, minimizing the leakage of materials from our circular system. We leverage our deep aftermarket network to implement reverse logistics and minimize transportation costs in select markets, while also reducing transportation-related fuel consumption and associated GHG emissions. We continue to execute on our long and consistent track record of delivering revenue growth, margin improvement and robust free cash flow generation. For the fiscal year ended September 30, 2023, our business generated $10,031 million in revenue, $346 million in net income, $1,810 million in Total Adjusted EBITDA (18% Total Adjusted EBITDA as a percentage of revenue), and $1,086 million in net cash flows from operating activities. For the fiscal year ended September 30, 2022, our business generated $9,260 million in revenue, $1 million in net income, $1,598 million in Total Adjusted EBITDA (17% Total Adjusted EBITDA as a percentage of revenue), and $649 million in net cash flows from operating activities. This performance represents a year over year revenue growth rate of approximately 8%, and a Total Adjusted EBITDA growth rate of approximately 13% between fiscal year 2022 and 2023 (our year over year net income growth rate is not shown as it is not a meaningful metric due to a relatively low base in 2022).

Our sustained performance has allowed us to generate significant cash flow, which we have used to both invest in our business, as well as de-lever our balance sheet, having paid down total debt by over $2.1 billion over the last four years. As we move forward, we will continue to prioritize investment into our business to enhance our market leadership and technological capabilities to meet the evolving power needs of our customers, as well as to continue to deleverage our balance sheet.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Our Performance” regarding the definition, limitations and use of Total Adjusted EBITDA as a non-U.S. GAAP financial measure and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income for the periods presented.

The Critical Role of Low-Voltage Batteries

Although the role of the battery is evolving, low-voltage batteries are essential for all vehicles, no matter the powertrain. The low-voltage battery system is distinct and separate from the high-voltage system associated with HEVs and EVs. The low-voltage battery was initially introduced into vehicles to provide an instantaneous power source for the electric starter motor, which helps initiate combustion in a traditional ICE vehicle. In modern vehicles, including HEVs and EVs, the low-voltage battery continues to serve as the initial power source to start motion, but its role has evolved to also support the growing electrification and digitalization of systems, supporting vehicle connectivity, higher levels of autonomy, and new safety-critical design features.

High-voltage batteries serve as the primary power source for high power components including traction inverters, onboard chargers, DC/DC converters and HVAC systems in EVs. However, the voltage within these batteries, which typically operate between 300-and 800-volts, carries inherent safety concerns. OSHA defines safe voltage levels for human contact as under 50-volts. As a result, these high-power components require additional safety protection features including insulation, which adds to the volume, weight, and cost of these components. Our low-voltage products have an operating range from 12- to 48-volts and are responsible for powering electronic control units, perception systems, infotainment systems, sensors, actuators (brakes, door modules, valves, etc.), relays (high-voltage / low-voltage contactors), motors (steering, fans), low power heating/cooling devices, and security systems. A growing number of these features are active in both a key-off state (i.e., when the electric motor / high-voltage battery is off) and while the vehicle is in motion. While it is possible to use a high-voltage battery to provide low-voltage power supply using a DC/DC converter, the low-voltage battery is still required to provide safety-critical redundancy in the event of a high-voltage battery malfunction, powering critical functions to get the vehicle to the side of the road, including power steering and braking, unlocking the vehicle, lighting, and GPS tracking. As higher levels of connectivity, autonomy and software-enabled functions are introduced in vehicles, the repercussions of power failure are even more significant. We believe the low-voltage system architecture, including multiple networks and battery power sources, will be increasingly important for powering critical fail-safe features and ensuring redundancy in vehicle electrical systems moving forward.

Our Industry and Opportunity

In the broader mobility industry, the demand for electrical power consumption within a vehicle is increasing due to two distinct but often intertwined megatrends: decarbonization and the rise of the software-defined vehicle.

First, governments around the world are adopting regulatory frameworks and policies that aim to reduce the environmental impact of the transportation sector. Two key areas of focus include reduction of GHG emissions from new vehicle sales and total life cycle GHG impact. In order to comply with these increasingly stringent emissions standards and to meet the demand for lower emissions / more fuel efficient vehicles generally, OEMs are developing and selling a spectrum of alternative powertrain architectures that can either improve fuel efficiency, such as a start-stop or mild HEV powertrain, or significantly reduce or fully eliminate vehicle emissions by utilizing stored electrical energy to propel the vehicle, such as a full HEV or full battery electric powertrain. The alternative powertrain architectures require low-voltage batteries to handle higher electrical loads associated with the increased electrical content, while maintaining similar life despite more demanding operating conditions. Alternative powertrains often require the low-voltage battery to withstand higher cycling rates (i.e., frequency of discharge and charge), deeper discharge (i.e., the amount of power provided by the battery as compared to its base capacity) and higher charge acceptance (i.e., the ability to quickly receive energy and effectively store it). The increased low-voltage battery demands have led to the adoption of Advanced Batteries to support the penetration of alternative powertrain models. Advanced Batteries enable superior performance and life in these more demanding applications compared to traditional SLI batteries.

Raw materials and supply chains represent the second largest life cycle GHG source for OEMs. OEMs face additional requirements to reduce their materials and supply chain carbon footprint, which is fostering the increased use of recycled materials and implementation of greater circularity across their supply chains. Managing the total life cycle impact across both the low-voltage and high-voltage systems, including disposition of batteries at end of life, are key to further decarbonization of the transportation sector. We believe OEMs are expanding the envelope of considerations when selecting a battery technology, often taking into account raw material sourcing and supply chain sustainability. For example, lithium-ion battery technology utilizes metals that are relatively scarce and are often concentrated in limited number of regions, which introduces supply chain risk. The battery demand generated by the EV high-voltage system alone is placing a strain on the existing supply chain and metal mining operations. Furthermore, given relatively early stages of global EV adoption, the circular system for lithium-ion recycling has not yet been established at scale to address the disposition of fully spent lithium-ion batteries. Our broad chemistry-agnostic battery portfolio and well-established track record of circular operations positions us to be the trusted partner for OEMs, the aftermarket channel, and other key stakeholders to create sustainable solutions for the ecosystem’s evolving needs.

Second, OEMs are increasingly focused on the user experience in the vehicle as they seek to increase their level of engagement with the consumer over the lifetime of the vehicle. The proliferation of more capable electronic devices and increased connectivity have influenced consumers’ expectations of a vehicle, increasing penetration of features that enhance comfort, connectivity, and safety. These vehicle trends are converging to give rise to the software-defined vehicle design approach. A software-defined vehicle is one where electronics and software are primarily used to operate the vehicle versus the traditional mechanical systems. Successful transition to a software-defined vehicle requires electrification of the mechanical systems and digitalization of controls. An example of this shift is the increasing prevalence of throttle-by-wire, steer-by-wire, and brake-by-wire systems, in which the traditional mechanical linkages between the operator and the vehicle’s throttle, steering, and braking systems are replaced by interconnected electrical systems , driving the need for redundant power in the low-voltage power system. Increased electrical device content, ECUs and software in the vehicle translates to increased total power demand and more complex power demand profiles for the low-voltage system to address. Separately, the increase in smart safety features in vehicles, such as ADAS and autonomous operations, which require their own dedicated suite of sensors, controllers, and onboard compute capability, is another driver of increasing demand for electrical power across low-voltage battery systems.

Together we believe these two megatrends signal strong future demand for more capable Advanced Batteries and new solutions, such as multiple battery configurations, real-time battery state monitoring software (i.e., health and power availability), and system optimization, which is expected to drive significant growth in our addressable content per vehicle. We believe we sit at the forefront of this industry transformation with our leading chemistry-agnostic portfolio of Advanced Batteries, industry leading product development capabilities, low-voltage system integration expertise, sustainability leadership and life cycle management approach.

While we anticipate the market demand for low-voltage batteries to grow in-line with the overall car parc, we are strategically focused on the growth in sales of Advanced Batteries, which are expected to grow at an approximate 7% CAGR from 2023 to 2030, across our addressable market. We estimate global low-voltage battery sales across our addressable market in 2023 were approximately 430 million batteries and we expect that this will grow to 464 million batteries per year by 2030. Meanwhile, we estimate global low-voltage sales of Advanced Batteries in 2023 were approximately 106 million batteries, representing approximately 25% penetration of total low-voltage battery sales across our addressable market, and we expect this penetration rate to reach approximately 35% by 2030. We anticipate this shift in product mix toward Advanced Batteries will provide a long tailwind for our business as Advanced Batteries such as AGM and EFB generate over 50% higher revenue and are approximately twice as profitable as a SLI battery. While Advanced Batteries (and more specifically, AGM and EFB) volumes comprised approximately 68% of our total unit volume sales within our OEM channel in the fiscal year ended September 30, 2023, they only accounted for approximately 17% of total unit volume sales within the aftermarket channel. We believe the pace of AGM and EFB replacements within the aftermarket channel will continue to accelerate in the coming years as these batteries, already sold through the OEM channel, approach their first natural replacement cycle, providing meaningful potential growth within our aftermarket channel.

We expect the demand for Advanced Batteries to proliferate across regions at varying rates, driven by adoption timing of alternative powertrains to comply with CO2 emission reduction regulations and the increased features of mass market vehicles. In the near-term, we expect an attractive growth opportunity in our Americas segment as the market is in the early stages of adoption for alternative powertrains compared to our EMEA and Asia segments, which we believe are further along the adoption curve.

Our Capabilities and Total Systems Approach

We are the only global provider to offer a comprehensive approach to the low-voltage battery value chain.

Chemistries

Our chemistry-agnostic approach provides us the flexibility to serve our customers with a variety of solutions to meet their platform-specific and expanding low-voltage system needs. Leveraging our rich heritage in low-voltage systems, as well as lead acid and lithium-ion based chemistry expertise, we are developing, expanding, and commercializing a portfolio of Advanced Batteries to serve the growing power demand within vehicles.

Our patented EFB battery design and our certified non-spillable AGM batteries provide better performance across power, cycling and life compared to similar competitor products. In addition, our EFB and AGM batteries are sustainably designed utilizing our proprietary PowerFrame® technology and our supporting precision manufacturing capabilities, resulting in lower raw material usage, the use of approximately 20% less energy and release of approximately 25% less GHG emissions as compared to traditional plate making manufacturing methods, ultimately benefiting our product margins.

We have over 15 years of experience in designing and producing low-voltage LTO cells in our Holland, MI facility. Globally, the low-voltage lithium-ion passenger vehicle end market is still developing, as AGM batteries are capable of meeting current power demands in pace-setting vehicles (i.e., luxury EVs) and hold both a sustainability, as well as cost advantage over low-voltage lithium-ion batteries. Up to 99% of the materials in all lead acid batteries (including AGM batteries) can be recovered, recycled and reused (something that cannot be said about lithium-ion batteries at this stage), and a low-voltage lithium-ion battery is typically more than three times as expensive as a comparable AGM battery depending on the low-voltage system configuration.

To address the anticipated electrical system demands of future software defined vehicles, we are architecting optimized system solutions capable of delivering power to safety critical consumers in any circumstance. These architectures will leverage multi-battery systems to overcome a single point failure and deliver operational robustness. Multi-battery systems may leverage a wide range of chemistry solutions and technologies to deliver specific power and energy profiles while balancing cost, weight and packaging volume. One example is our supercapacitor product that is currently under development. Supercapacitors are a proven technology within the transportation sector and can rapidly store energy and dispense bursts of high power. This capability may be deployed to supply instantaneous peak power demanded by functions like steer-by-wire while minimizing incremental packaging volume and adding less than one kilogram of weight to the vehicle.

Lastly, recognizing the current lithium-ion challenges of raw material availability and cost, supply chain security and end of life disposition, we continue to foster and develop alternative chemistries that can address both performance requirements and life cycle considerations. We believe sodium-ion represents a potentially attractive alternative to lithium-ion for low-voltage applications. Sodium is abundant, globally present and if handled properly can have a low environmental impact at the end of a sodium-ion battery’s life. We have partnered with Altris, a leader in sodium-ion battery cell technology, to exclusively develop sodium-ion cells specifically adapted to the needs of the low-voltage automotive battery market. We are excited by the prospects this technology holds for creating a sustainable alternative to low-voltage lithium-ion and expect it will be introduced in a global vehicle platform by the end of the decade.

Integration and Systems Solution

Our continued focus on battery innovation has naturally led to our deep understanding of the low-voltage system. We have deep know-how and expertise in modeling the different types of electrical application demands from applications and devices such as sensors, ECUs, onboard computers, power-controlled systems, heated-systems, smart safety systems, over-the-air updates, etc., which draw on power from the low-voltage network. We are also able to simulate how these electrical devices will interact throughout the operating cycle of a vehicle (i.e., from key-on to various operating modes and conditions to eventual key-off). This allows us to not only recommend the right type of battery to handle the dynamic power load and software design configurations, but it also enables us to provide deeper insights to OEMs on how to optimize a smart and safe low-voltage system. For example, we work with OEMs in the development phase of their vehicles to diagnose the electrical power demand in their vehicle design and pinpoint certain electronics that can unexpectedly strain the low-voltage system. This diagnostic capability allows us to work with OEMs to help them avoid developing a vehicle design that might experience failures in the field. Paired with our ability to simulate the power source dynamics by chemistry and configuration, we are well-positioned to deliver additional value to OEMs through further optimization of the low-voltage system.

With our total systems approach, we also expect to increase our addressable content per vehicle by expanding beyond the battery into additional low-voltage content, hardware, software and integration capabilities. With the shift to more software-defined vehicles comes growing complexity and electrical needs, which are expected to drive an estimated 15% CAGR in power consumption demand between 2020 and 2030. The increase comes as mechanical legacy systems convert to electrical equivalent replacements, such as steer-, throttle-, and brake-by-wire, as well as the growing power needs around comfort, vehicle autonomy and functional safety. Accordingly, we expect vehicles will increasingly require multiple low-voltage networks to optimize the power system and address these growing demands, resulting in multiple low-voltage batteries and higher low-voltage battery content per vehicle.

The illustrative diagram below shows a potential multi-battery low-voltage architecture that utilizes an AGM battery, a low-voltage lithium-ion battery, as well as a supercapacitor. The multiple networks, chemistries, and software work together to power safety-critical, autonomous, and comfort applications as well as provide the necessary redundancy for these applications and features. We believe our total systems and chemistry-agnostic approach positions us to continue to be our customers’ partner of choice for next generation vehicles, further differentiates us from the competition, and positions us well to take advantage of this expected long-term growth trend.

Software and Diagnostics

Our combined battery health and simulation expertise uniquely positions us to provide software solutions. We have multiple decades of experience in embedded software capabilities, developing BMS for lithium-ion battery chemistry, both in low and high-voltage systems and across a broad range of end markets. This experience forms the foundation of our electronics expertise and software development capability. We have further expanded our software and integration capabilities to address the emerging low-voltage lithium-ion opportunity with our acquisition of the power business unit of the Paragon Power BU. We are also exploring connected services business models, where we utilize proprietary algorithms to provide enhanced communication of state of charge and health monitoring capabilities for AGM batteries to enable proactive and planned battery replacements and avoid costly downtime, most notably in fleet applications. Our model-based software is architected to be highly reusable across chemistry and customer applications while achieving the most stringent industry standards for software quality and cybersecurity.

Manufacturing and Operations

The size and scale of our global manufacturing network and our “in-the-region, for-the region” strategy enables us to meet regional specific demand trends, while providing the flexibility to load balance across our global system. We have 53 manufacturing, distribution and recycling facilities supplying over 100 countries across each of the regions in which we operate (i.e., Americas, EMEA and Asia). We believe our leading AGM production capacity, which we estimate represents approximately 50% of global capacity, will help drive the growth of our business. We are also able to leverage best practices across the regions. Today, the Americas market is in the early stages of Advanced Battery adoption. To address this market and long-cycle growth in Advanced Batteries, we are leveraging learnings from our prior expansions in EMEA and Asia and continuing to add to our knowledge base.

We recognize our operational performance has direct impact on our OEM and aftermarket customers. Quality and availability are paramount to ensure safe and reliable operations of the car parc, minimize warranty liabilities for OEMs, and maximize customer satisfaction for the point of sale in the aftermarket channel. Our high-quality track record is foundational for our reputation and enables us to be forward looking on innovation and growth. We are focused on deploying our battery operations playbook to continuously improve our manufacturing operations and workforce productivity. The way we operate is integral to our customers’ experience and we continue to improve our sales, inventory, operations and planning processes to deliver the best-in-class product, availability and aftermarket support. We are investing in our organization and infrastructure to increase automation in our production facilities, maximize line utilization and continue to reduce scrap throughout our global operations.

We continue to foster a culture that prioritizes safety and talent development. With industry leading low-incident rates, we are concentrating our efforts to prevent accident occurrence through proactive and preventative performance tracking. We also recognize the importance of our global team in achieving our growth, driving sustainability, and supporting our mission to power the movement of the world.

Commercial Excellence

Customer-centricity is foundational to how we operate at Clarios, including early engagement with our OEM and aftermarket customers through the development and life cycle of the vehicle. Our commercial excellence is built on the pillars of quality, leading brands, product availability, value-add services, and continued innovation.

Aftermarket Channel

In the aftermarket channel, we sell our products through several leading, well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC® that are known for quality and performance. We also provide private labels to our aftermarket customers including DieHard®, Interstate®, Duralast®, Bosch® and Everstart®. We also perform centralized marketing for our brands, which creates a pull effect for our distributors and independent workshops from the consumer, so when they arrive at a point-of-sale they specifically request our brands to replace their battery.

Across our markets, batteries represent the largest and one of the most important product categories for our aftermarket customers. Our global footprint and extensive distribution network enable us to quickly respond to store-level demand in a timely manner and at a competitive cost, helping to make sure that batteries are delivered in optimal condition and retailers or workshops have the highest level of product availability to avoid missed sales.

Leveraging our market intelligence, we aim to deliver value beyond the supply of our batteries through a robust set of practices and tools to address the diversity of aftermarket partners and the car parc. One of our key aftermarket efficiency tools is the VARTA® Partner Portal, which assists our customers in diagnosis, selection of the right replacement battery and step-by-step instructions on how to perform installation. Leveraging our insight coming from our deep partnerships with OEMs, we supplement these tools with ongoing training to support battery installations, as low-voltage network designs become increasingly complex, such as the fitting of Advanced Batteries outside of the engine compartment as in the traditional ICE design. We also leverage our extensive distribution network for timely delivery at the store-level and arrange for efficient pickup of spent batteries.

Lastly, we continue to find ways to innovate our go-to-market practices and expand the reach of our products. For example, in select countries, we are enhancing our e-commerce channel capabilities to better serve the end consumer. We have developed the online platform and supporting distribution and delivery network, so consumers can order a battery online and have it quickly delivered onsite or to a nearby workshop for installation.

The combination of these factors creates a strong value proposition to our aftermarket channel partners and we believe enables us to maintain our premium pricing strategy in the market.

OEM Channel

Our global footprint provides proximity to our OEM customers, allowing us to collaborate closely during the development phase of vehicle platforms and improve our response time and shipping costs to the OEM manufacturing plants. We believe we are a trusted partner across nearly all OEMs and have a leading reputation for performance and quality and have won several supplier awards. We continuously maintain high on-time delivery, including during the disruptions in the OEM channel recently caused by the COVID-19 pandemic and the following semi-conductor shortage.

Our expertise and ability to expand beyond the scope of a traditional battery supplier to a low-voltage systems solution provider enhances our value proposition for our OEM customers. This aligns with the design trend to focus on the low-voltage system and power source sooner in the vehicle development process versus the historical practice of specifying the battery in isolation at a later stage.

Our scale, robust technical organization and innovative mindset allows us to partner with OEMs to push technical boundaries and focus on product development with known commercial opportunity. We have multiple early development product programs with large OEMs that we expect will result in several launches of new products in the coming years.

We expect our chemistry-agnostic technology portfolio, systems-based approach and global manufacturing capabilities will continue to drive our strong market share within the OEM channel against the backdrop of increasing complexity, safety criticality and overall importance of the low-voltage system.

Circular Operations

Our stewardship of the batteries that we produce extends well beyond the initial sale to our OEM channel or aftermarket channel partners. We leverage our scale and expertise to provide a full life cycle solution for our ecosystem. Our circular approach creates value for our customers, improves our cost structure, provides resiliency in raw material supply, and reduces our waste and GHG emissions.

We have a long history of operating a closed-loop system via the use of both our in-house recycling and collection capabilities, as well as the use of third-party recyclers. Our scale and market leadership positions us to be the natural aggregator of spent batteries. We have implemented wide reaching and longstanding incentive programs to encourage our customers to return the spent batteries when purchasing new batteries. We believe this point-of-sale exchange is the most effective and environmentally preferrable way to close the loop and prevent improper disposal of batteries. Our customers value this service because they receive credit for the raw materials collected and are assured the spent batteries will be safely and responsibly recycled in accordance with regulatory requirements. We are able to reduce transportation costs and GHG emissions by pairing the delivery of new batteries with the reverse logistics of collecting spent batteries. Regulatory frameworks such as restrictions on reverse logistics in some regions we serve have led to indirect or open circular systems. While we still secure recycled materials for our batteries within these regions, independent service providers collect spent batteries at the point of sale. In such situations, we drive responsible recycling practices while supporting regional governments efforts to unlock the potential of closed-loop circularity through regulatory reform.

Our batteries are designed so that 100% of products sold are recyclable. Lead and plastic, which forms the case of the battery, are two key materials that comprise our SLI, EFB and AGM batteries. Our ability to recycle the spent batteries within our owned and third-party operated recycling networks provides us with a cost structure advantage and security of supply for raw materials. We operate recycling facilities in the Americas and EMEA. In 2024, we are celebrating 120 years of recycling excellence in Germany. Through our recycling operations and sourcing of secondary materials, we are able to source 76% of the lead and 54% of the plastic used in our batteries from recycled or remanufactured sources, reducing our reliance on virgin material. Recycled materials in our batteries require approximately 90% less energy to process and generate approximately 90% fewer life cycle GHG emissions than virgin materials.

Our Competitive Strengths

We are the market leader in critical low-voltage battery technologies and the only low-voltage industry player with a global footprint.

We are the world’s largest manufacturer and supplier of low-voltage energy solutions, which power nearly every type of vehicle on the road today and play a critical role in the safety of all vehicles. We are a scaled player, and we believe that we are approximately four times larger than our nearest competitor based low-voltage battery production volume for the mobility end market. We are also the only low-voltage battery manufacturer with a global presence, serving more than 100 countries. We have leading global market share across the markets we serve, with our business holding the number one market position in both the Americas and EMEA segments and the number three market position in Asia across both the OEM and aftermarket channels.

Our products power one in every three vehicles worldwide, as we sell our products to almost every passenger vehicle OEM in the world. Many of our OEM customers design common vehicle architectures across their global platforms. Our global scale and supply chain capabilities provide us with a competitive advantage, allowing us to serve as the central source of consistent and reliable low-voltage battery supply across all regions in which the OEM’s vehicle platform is sold.

In the aftermarket channel, we go to market through our leading global first-line brands and through the brands of our partners via our private label business, most notably in the Americas. Our portfolio of leading brands includes many of the world’s most recognized and trusted battery brands, based on aided brand awareness and consumer preference studies in regions where we operate. We believe consumers trust the brands we produce to deliver best-in-class operating life, performance, safety and reliability. In addition to offering trusted brands and a high-quality product, our global footprint allows us to operate an entire logistics network for battery delivery (in some cases, direct to store) and for the recovery of spent batteries to be recycled, often through our in-house recycling network.

Finally, our flexible manufacturing approach allows us to tap into our regional manufacturing capabilities to provide in-market manufacturing for our customers to minimize transportation costs and reduce delivery lead times. At the same time, our global scale also allows us to tap into available capacity across our entire manufacturing footprint as needed to balance global customer demand and optimize production. This drives product availability and insulates our customers from any regional supply chain challenges, helping make us the supplier of choice for their low-voltage battery needs.

Our business is replacement-driven – our scale and focus on commercial excellence allows us to continue growing within the attractive, recurring and resilient vehicle aftermarket channel

We consistently generate strong cash flow through stable, recurring, non-discretionary demand for our products, combined with leading manufacturing capabilities. Our significant aftermarket exposure, making up approximately 79% of total unit volume sales in the fiscal year ended September 30, 2023, provides a resilient and consistently growing demand base for our business. Automotive batteries are typically replaced two to four times over a vehicle’s typical 20-year life and purchases cannot be delayed due to the critical nature of the product. The importance of our products and our high-touch level of service have positioned us as a key supplier to large aftermarket retailers in one of their most significant product categories. We also benefit in this category through a “first fit” advantage given our relationships with OEMs. Our OEM supplier relationships give us critical market intelligence on the evolving low-voltage power needs of vehicles entering the market, which in turn allows us to educate our aftermarket customers on how best to service and support these vehicles as they come in for servicing, as well as support their demand planning and inventory management. The insight and knowledge we share with our customers fosters loyalty and increases retention throughout the aftermarket channel.

Margins in the aftermarket channel are significantly higher than the OEM channel on similar products and the recurring nature of our aftermarket presence insulates our business from potential market downturns. Given the complex logistics and high service levels required by our aftermarket customers, we believe the size and scale of our circular, vertically integrated product distribution network for battery delivery (in some cases direct to store) and for the recovery of spent batteries to be recycled, often through our in-house recycling network, is unique, highly valued by our customers and difficult to replicate by our competitors.

We have the broadest low-voltage technology portfolio across our industry, with chemistry-agnostic and powertrain-agnostic solutions aligned to meet our customer needs

We believe our product portfolio is well positioned to meet the current and evolving needs of our mobility customers. Low-voltage batteries play a critical role in powering every vehicle – including ICE, HEVs and EVs – as they all need a low-voltage power source to get them started, power various electrical functions (i.e., lights, infotainment, autonomous features) and support key safety functionality within the vehicle. As the power needs of future vehicles continue to evolve and grow, the need for more advanced low-voltage batteries is expected to continue to accelerate. Our chemistry-agnostic approach allows us to offer a wide breadth of low-voltage solutions ranging from 12- to 48-volts, covering traditional lead acid (SLI) batteries, which are well suited to meet the power needs of conventional ICE vehicles, to Advanced Batteries such as AGM, EFB and lithium-ion, which are particularly well suited to meet the growing power needs of the increasing amount of start-stop, electric, connected and automated vehicles being introduced today. Our technology portfolio is further enhanced by our ongoing investment into and development of emerging chemistries like sodium-ion, and the complementary use of supercapacitors. These innovation efforts are supported by approximately 350 engineers across our research, advanced development, materials and manufacturing efforts, as well as by more than 2,000 patent assets, including active patents and patent applications currently pending. Our broad product portfolio allows us to fulfill the spectrum of powertrain needs of our customers and serve as a powertrain-agnostic low-voltage partner across all vehicle platforms.

Our total systems approach allows us to partner with our OEM customers on low-voltage system design, development and integration from the very start of their vehicle design journey

Our chemistry-agnostic product portfolio is further supported by our software and integration services, providing us the flexibility to offer a total systems solution, rather than a standalone product. As power needs for vehicles have continued to evolve and as electrical networks within these vehicles get more complex, OEMs increasingly need a more system-focused approach for designing low-voltage battery solutions within their vehicle platforms. Responding to this trend, we are investing to enhance our capabilities from both a software and electronics perspective. These broader capabilities enable us to conduct simulations for OEMs globally and ultimately recommend optimized low-voltage battery solutions to meet their unique application needs and that effectively integrate into the vehicle’s broader electrical architecture. These simulations are backed by years of data, sophisticated tools and proprietary algorithms allowing us to provide customizations as requested by our customers. We believe this unique expertise along with our chemistry-agnostic portfolio make it difficult for competitors to match our offering.

In addition to these simulation capabilities, we have continued to invest in, and enhance our capabilities across lithium-ion batteries, building on our over 15 years of manufacturing expertise to date. This includes our development of BMS, as well as real-time battery diagnostic and low-voltage systems control optimization tools. We recently added to these software and integration capabilities with the acquisition of the Paragon Power BU. As a result of our systems-based approach and growing capabilities, we are continuing to build on our long-standing track record of commercial excellence with our OEM customers – expanding our role from selling batteries to designing low-voltage vehicle systems, including battery, software and integration services. We believe our holistic approach gives us a competitive advantage over other suppliers, as it allows us to engage earlier and more deeply with our OEM customers, leveraging our low-voltage expertise in the design and development of their new vehicle platforms.

We are well positioned to benefit from the secular tailwinds driving a mix-shift toward higher value Advanced Batteries with continued long-cycle growth in the aftermarket channel

New vehicle sales and the evolution of the existing car parc towards next-generation vehicles are expected to accelerate the needs of OEMs and consumers for Advanced Batteries. We expect unit sales of Advanced Batteries to increase from approximately 25% of total low-voltage battery sales as of 2023 to approximately 35% of low-voltage batteries sold by 2030 (based on internal Company estimates), and we believe we are well-positioned to capture the growing mix-shift to Advanced Batteries. Our product development strategy is based on understanding OEM application needs and partnering with them to select the optimal low-voltage battery solution for each application. We maintain commercial relationships with almost all major OEMs and have active dialogue with them on both commercial and technological matters. Our team has developed a robust pipeline of Advanced Batteries to address future levels of start-stop, electrification, and autonomous capabilities and is well-positioned to be the leading low-voltage battery supplier to the next-generation of vehicles across all powertrains. We expect these new products to enhance our share of business with OEMs and to be higher-margin contributors to our bottom line.

Given the growing demand for Advanced Batteries, we have strategically invested in growing our global manufacturing capacity accordingly (and in particular AGM batteries), having invested approximately $907 million between September 2014 and March 2024. Our investments to date have allowed us to build a large manufacturing base, with our operations making up approximately 50% of installed AGM capacity globally. We believe this significant scale advantage in manufacturing capacity, as well as continued investment into our manufacturing base will allow us to capitalize on the growing demand for Advanced Batteries globally and remain at the forefront of these evolving low-voltage solutions. In addition to our leadership within EFB and AGM Batteries we are also one of the world’s largest low-voltage lithium-ion manufacturer in the automotive industry, shipping over 200,000 low-voltage lithium-ion batteries per year.

Lastly, we anticipate this shift in product mix towards Advanced Batteries – in particular EFB and AGM – to significantly enhance our financial profile. Currently, EFB and AGM batteries generate over 50% higher revenue and are approximately twice as profitable as a SLI battery. We expect that the continued penetration of these products into the higher-margin aftermarket channel will significantly enhance our profitability. While volumes for these products comprised approximately 68% of our total unit volume sales within our OEM channel in the fiscal year ended September 30, 2023, they accounted for only 17% of total unit sales within the aftermarket channel over the same period. As we have seen over the past decade, we expect the pace of replacements for these Advanced Batteries within the aftermarket channel to continue to accelerate in the coming years as these batteries already sold through the OEM channel approach their first natural replacement cycle. We believe this has the potential to result in a higher penetration of Advanced Batteries sales within our aftermarket channel moving forward, driving an increasing share of attractive, higher revenue and higher-margin product sales as a part of our overall business.

Our scale and vertical integration provide us with a best-in-class cost structure

We believe our scale and vertical integration help us maintain a low-cost profile, while our technology leadership allows us to capitalize on the continued mix shift towards higher-margin Advanced Batteries such as EFB & AGM across our markets. These factors combined help drive a meaningfully higher margin profile for our business relative to our competitors. We believe our cost structure benefits from superior design, scaled manufacturing plants, optimized footprint, automation, plant efficiencies and purchasing synergies.

Our circular supply chain and recycling infrastructure serve as a key pillar for our best-in-class cost structure. Across our global operations, 76% of the lead and 54% of the plastic used within our batteries is from recycled or remanufactured content. We are able to leverage long-term agreements with third-party recyclers, to whom we provide used batteries collected through our distribution network for processing and recycling. The resulting recycled material allows us to ensure a diversified supply of raw materials, across our footprint while limiting our raw material supply risk and reducing our raw material input costs. This cost advantage is further enhanced by our expansive in-house recycling capabilities across the Americas and EMEA segments, where our vertical integration model is able to drive further cost savings. As an example of the benefits of our vertically integrated model, in fiscal year 2023, our Mexico recycling facilities were able to operate at a cost basis approximately 75% of the cost of our average third-party recycling contract. Our cost structure is further advantaged by our ability to pass through lead costs to our customers via pass through provisions within a majority of our customer contracts. These provisions allow us to pass on changes in raw lead material costs based on indexed pricing, significantly limiting our exposure to lead price volatility.

While the size of these cost advantages depends on the region and competitor, we believe each is durable and together provide a strong base to continue building our leadership position. Our leading margins allow us to generate consistent and meaningful cash flow on a re-occurring basis, enabling us to thoughtfully invest in capacity across our global manufacturing facilities to keep up with evolving market demand and a growing need for Advanced Batteries.

We have a relentless focus on driving continuous improvement across our operations and have a proven track record of achieving operational efficiencies

Continuous operational improvement is a core competency. We have achieved significant annualized cost savings through initiatives related to manufacturing and recycling efficiencies, (i.e., reducing bottlenecks and throughput in our plants, and increasing utilization rates), procurement, SG&A, and logistics (i.e., optimizing shipping routes and external services, transforming into a lean, regionally focused organization).

One such driver of improvement has been our investment in advanced manufacturing across our AGM lines. We continue to expand our ability to serve growing AGM demand by increasing throughput at existing sites, activating production lines on-standby, and adding entirely new capacity within reconfigured plants. We are also integrating higher levels of automation, use of machine learning and artificial intelligence. We take an all-enterprise approach, focused on serving local demand first, but also supporting cross-regional demand as required. Since 2019 these measures have resulted in a sustained 11% year-on-year production increase of our AGM production at an enterprise level.

As we move forward, we will continue to evaluate our operations and aim to further improve our manufacturing lines to increase throughput and productivity. We believe there remains a material opportunity to further optimize our costs and drive efficiencies across our footprint both in the U.S. and globally.

Our commitment to setting high sustainability standards is core to both our business philosophy and operations

As a global leader, Clarios helps to shape and define energy solutions across the mobility sector not just for today, but tomorrow. We have a unique view of the rapid transformation undergoing the mobility industry broadly, and as a leader in low-voltage battery solutions, we are well positioned to facilitate and support the industry’s drive toward decarbonization. That is why we initially developed our Clarios Sustainability Blueprint and ultimately our Blueprint, to continue to guide our roadmap to build a company and a world that is able “to sustain and grow indefinitely.”

Our Blueprint begins with our responsibility and focus on continuously improving and accelerating our solutions and aligns our efforts with specific UN SDGs to maximize our impact. Through these efforts, we work to unlock our capabilities in battery innovation, design, materials sourcing, manufacturing, distribution, and circular systems (including recycling networks). We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success. Through our business practices, we have aimed to demonstrate a dedication to sustainability by seeking continued improvement in our GHG emissions performance. We reduced our fiscal year 2023 Scope 1 GHG emissions, or GHG emitted directly by our operations, and Scope 2 GHG emissions, or the indirect GHG emissions associated with the production of the energy we use, by nearly 7% from our fiscal year 2021 baseline emissions level. For example, from fiscal year 2022 to fiscal year 2023 we reduced our Scope 2 emissions by over 55,000 MT/CO2e as a result of our efforts including a first of its kind zero carbon energy agreement for our facilities in Mexico. This long-term contract supplies 100% of base-load electricity to all manufacturing plants in Mexico, including expansion projects, from nuclear power. Lead is one of the world’s most recycled materials with lead acid batteries being the most recycled consumer product globally, and our batteries are designed so that 100% of products sold are recyclable. The recycled materials in our batteries require approximately 90% less energy to process and generate approximately 90% fewer life cycle GHG emissions as compared to virgin materials. In addition, our

PowerFrame® technology embedded in Clarios batteries uses approximately 20% less energy to make and releases approximately 25% less GHG emissions than traditional plate making manufacturing methods.

Our circular recycling system encompasses more than the physical process of recycling. We manage all aspects of the supply chain, including the delivery of batteries and collection of spent batteries. We believe the holistic management of the entire program establishes a significant competitive advantage in that it provides an overall raw material cost advantage, ensures sustainability of supply, helps insulate the business from raw material price fluctuations, strengthens ties with aftermarket customers, and provides them with a cost-advantaged, environmentally preferrable return process, including in some cases, a credit for replacement Clarios batteries. In fact, in February 2022, the United Laboratories certified our AGM batteries produced under the DieHard® brand as the world’s first automotive battery under the circular economy validation – a distinct honor that we are proud of. Furthermore, we believe our commitment to safe and responsible practices helps mitigate potential environmental risks and associated compliance costs. We endeavor to pursue key growth opportunities at the intersection of sustainability and leading technology, including enabling the global car parc’s electrification with Advanced Batteries, our involvement in expanding the recycling of lithium-ion batteries and our general pursuit of identifying future solutions to continue to improve fuel economy and reduce GHG emissions (i.e., sodium-ion batteries). Our revenue from clean tech projects and products (i.e., fuel efficient or emissions reducing) have increased from $1.8 billion in fiscal year 2020 to $3.4 billion in fiscal year 2023.

In addition to these commercial goals, we founded the Responsible Battery Coalition, led the creation of the Global Battery Alliance and have developed unique public/private partnerships with UNICEF, including in collaboration with Pure Earth—Protecting Every Child’s Potential, and UNICEF’s Healthy Environments for Healthy Children initiative. These efforts, which help set global standards are an extension of our Blueprint and help us to continue advancing our industry’s commitment to sustainable practices.

We have a strong financial profile and track record of consistent growth that position us for sustained cash flow generation

Supported by our full portfolio of chemistry and powertrain agnostic low-voltage battery solutions, we efficiently convert our revenue into cash flows while deploying capital to support ongoing operations and future growth. Our sustained performance has allowed us to generate significant cash flow, which we have used to both invest in our business, as well as de-lever our balance sheet, having paid down total debt by over $2.1 billion over the last four years. As we move forward, we will continue to prioritize investment into our business to enhance our market leadership and technological capabilities to meet the evolving power needs of our customers, as well as to continue to deleverage our balance sheet.

Our significant cash generation has not only allowed us to de-lever our balance sheet, but also continuously invest in our operations and technology which we believe helps us maintain our industry-leading operating excellence and product leadership. For example, between September 30, 2014, to March 31, 2024, our capital expenditures related to the build out of our AGM battery capabilities totaled approximately $907 million. This significant investment in our business has allowed us to gain a substantial production advantage vs our competitors by allowing us to build up what we estimate to be approximately 50% of the installed AGM capacity globally, positioning us to build on our leadership within Advanced Batteries as customer demand accelerates.

We have also demonstrated resiliency through our history with steady performance and market share gains during downturns. During the Global Financial Crisis in 2008 and 2009, our global volumes in the aftermarket channel were stable despite sharp declines in new vehicle sales in many of the markets in which we participate. In 2020, the aftermarket channel proved resilient in the face of the COVID-19 pandemic. Following temporary lockdowns and restrictions on mobility in March and April 2020 in North America and EMEA, aftermarket channel volumes outperformed prior year periods given pent-up replacement demand in May, June and July.

Most recently, our business showed continued resilience through the macro-economic and inflationary challenges seen through 2022 and 2023. For the fiscal year ended September 30, 2023, our business generated $10,031 million in revenue, $346 million in net income, $1,810 million in Total Adjusted EBITDA (18% Total Adjusted EBITDA as a percentage of revenue), and $1,086 million in net cash flows from operating activities. For the fiscal year ended September 30, 2022, our business generated $9,260 million in revenue, $1 million in net income, $1,598 million in Total Adjusted EBITDA (17% Total Adjusted EBITDA as a percentage of revenue), and $649 million in net cash flows from operating activities. This performance represents a year over year revenue growth rate of approximately 8% and a Total Adjusted EBITDA growth rate of approximately 13% between fiscal year 2022 and 2023 (our year over year net income growth rate is not shown as it is not a meaningful metric due to a relatively low base in 2022). This improvement to the results of our business is driven in part by our ability to successfully pass through price increases and improve our cost structure. We believe our ability to pass through price increases despite the macro-economic challenges is a result of our embedded and proven customer relationships, as well as the recognized differentiation of our products across our customer base. We believe our recent performance is additional evidence of our ability to create value and grow our business consistently, even in the face of a challenged macro-economic environment.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Our Performance” regarding the definition, limitations and use of Total Adjusted EBITDA as a non-U.S. GAAP financial measure and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income for the periods presented.

Our Growth Strategies

Our global leadership position in critical low-voltage energy solutions creates a strong foundation for core growth and attractive upside potential. We expect our growth to be driven by increasing sales volumes across the global car parc, the sustained mix shift to Advanced Batteries across both our OEM and aftermarket channels, the proliferation of multi-battery systems, as well as continued innovation across our technologies. We expect our continued focus on commercial excellence to support our ongoing revenue and profit growth. To complement our organic growth strategy, we also routinely evaluate opportunities to expand our addressable markets and acquire new technologies through disciplined M&A, partnerships, or joint ventures.

Growing sales volumes driven by secular global car parc growth and continued expansion into attractive geographies

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Expanding global parc: The expanding global car parc is expected to result in meaningful growth in global battery volumes, providing a tailwind to our business. We believe there is the potential to grow faster than the global car parc through increased penetration within attractive geographies and markets.

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Developed markets: We have consistently grown share in developed markets as demand shifts towards more Advanced Batteries. Given our leading cost structure, scale and capabilities, we aim to drive further penetration over time.

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Emerging markets: We also have a track record of establishing our footprint in emerging markets through a phased and gradual approach. We jointly serve markets with our global OEM customers and leverage these partnerships to establish distribution and retail relationships for vehicle platforms in additional regions. We expect to execute this growth model in attractive, dynamic markets across Asia, Latin America and the Middle East and Africa.

Continued innovation and mix, primarily driven by the proliferation of Advanced Batteries

•	Sustained and resilient mix shift towards Advanced Batteries: We expect to see the revenue and profitability mix shift benefit of Advanced Batteries penetration in both the OEM and aftermarket channels. The market for Advanced Batteries is expected to grow at a 7% CAGR from 2023 to 2030 across our addressable market. Over time, we believe the mix of Advanced Battery sales units within our aftermarket channel will increase from approximately 17% of total units sold in the fiscal year ended September 30, 2023 towards the approximately 70% of total units sold within the OEM channel over the same period, which we believe will create an attractive mix shift trend for decades to come. This mix shift is expected to drive sustainable revenue growth and margin expansion, as Advanced Batteries such as AGM and EFB offer over 50% higher revenue per unit and are approximately twice as profitable as SLI batteries, and this advantage is expected to be further enhanced in the aftermarket channel, where margins are higher than the OEM channel.

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Increasing addressable content per vehicle: We expect to benefit from increasing addressable content per vehicle, driven by industry trends towards more software-defined and connected vehicles, proliferation of multi-battery systems as well as by Clarios-driven innovation. We estimate that potential peak power requirements in vehicles have increased approximately 50% over the last ten years to meet the demand for critical safety requirements and an enhanced user experience. The continued increase in electrical content within vehicles is expected to drive a further 15% CAGR in power consumption needs between 2020 and 2030, increasing the need for installing multiple advanced low-voltage batteries to meet these power needs. An example of a multi-battery vehicle that is already in production today is the 2023 Mercedes-Benz S-class 500 Mild HEV with ADAS Level 3. This vehicle has three low-voltage batteries to address the vehicle’s many low-voltage power and safety applications – including the security system and over-the-air updates, as well as safety redundancy for autonomous features, vehicle starting and regenerative braking capabilities. The Mercedes-Benz S-class has a long history of introducing innovations that were later adopted across mass-market vehicles, including being the first car in Europe to incorporate airbags, as well as innovations around active and passive safety. Similarly, we believe that multi-battery low-voltage platforms are in their infancy, with these systems largely found in high-end, luxury vehicles at the cutting-edge of vehicle content and features today. We believe that as this continued push into higher content vehicles proliferates into higher-volume, more mass-market vehicles over time, multi-battery platforms will represent a growing opportunity for our business. We also expect to further increase our addressable content per vehicle by expanding into low-voltage electric hardware, and software.

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Innovation and expansion into adjacent end markets: Just as decarbonization and increasing electrical loads are impacting core mobility markets, they are expected to impact commercial vehicles that also face a secular shift towards autonomy and electrification. An example is in EMEA, where anti-idling laws are prohibiting truck engines from running while parked during required rest periods. At the same time, the modern conveniences now expected in truck cabins are driving higher power demands, requiring a longer-lasting and deeper-discharging battery. Clarios is first to market with ProMotive AGM truck batteries in EMEA, with validated results proven to help customers deliver on their sustainability goals, lowering CO2 emissions, while generating significant fuel savings. We expect growth in the commercial vehicle market as these trends expand in EMEA as well as other regions. We also see growth opportunities across marine, defense, recreational, and powersports applications.

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Lithium-ion recycling: Our recognized expertise in the closed-loop recycling process and with lithium-ion batteries gives Clarios an advantaged position should we choose to enter the nascent lithium-ion recycling market for EV batteries. We believe the experience we have with the handling and logistics of spent batteries, as well as structuring sustainable commercial models for procuring and processing materials, would enable us to capture this significant growth opportunity if we were to enter the space and build a global platform. We anticipate that as the recycling feedstock shifts from primarily production scrap to end-of-life batteries, the position Clarios enjoys in the battery recovery network, including with OEM service and other key sources, will provide additional opportunity to further develop a closed-loop network for lithium-ion materials and build an attractive business with strong growth potential.

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Stationary energy storage: Our Advanced Battery systems integration and embedded software capabilities could allow us to enter stationary energy storage, supporting applications such as renewable generation support, grid resilience, behind-the-meter peak shaving and data center backup to capture the growth opportunities driven by the adoption of renewable energy, 5G and artificial intelligence.

Strength in commercial excellence and expanding our value proposition for OEM and aftermarket customers

Our strong market position, leading brands, deep customer relationships and comprehensive value proposition support our global commercial excellence. Our global scale and “in-the-region, for-the-region” manufacturing strategy enable our robust and flexible production and optimized distribution capabilities. These strengths, paired with our ability to provide market intelligence and industry-leading recycling infrastructure, provide value to our customers beyond just the batteries that we sell.

Ultimately, we believe that as the complexity of low-voltage systems continues to increase, our portfolio of chemistry-agnostic and powertrain-agnostic products, coupled with our industry-leading production capabilities, total systems approach, extensive aftermarket tools and training will be of increasing value to our customers. We believe our ongoing focus on driving commercial excellence and continued innovation across our offerings will further enhance the value proposition of our business to our customers and position us for continued growth across our markets moving forward.

Our Segments and Key Product Offerings

We operate our business through three segments: (i) Americas, (ii) EMEA and (iii) Asia, which correspond to the global markets we participate in. In each of these segments, we service both automotive OEMs and the battery aftermarket by providing Advanced Batteries.

Americas

Our Americas segment consists of manufacturing operations located in the United States, Mexico, Brazil and Colombia, with distribution operations that expand across the continents of North America and South America, and equity method investments which primarily operate within the United States.

EMEA

Our EMEA segment consists of manufacturing operations located in Germany, the Czech Republic and Spain, with distribution operations that expand across the continents of Europe, Africa and the transcontinental region of the Middle East, and equity method investments which primarily operate in the Middle East.

Asia

Our Asia segment consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and equity method investments which primarily operate in Asia.

Manufacturing Capabilities

As a leading supplier of advanced low-voltage batteries, we maintain significant industrial scale and a favorable cost structure relative to our largest competitors. We produce our batteries through 44 manufacturing operations located across 11 countries. Many of our manufacturing facilities are located near our end customers and battery demand. Our vertical integration and manufacturing presence in each of the regions where we operate allows us to minimize our logistical costs and exposure to potential tariffs. In addition to the assembly of car batteries, we believe we are the largest procurer of lead and have the most vertically integrated recycling operation globally among all battery manufacturers. Our aftermarket business supplies us with used batteries which we use as feedstock for our own recycling operations and provides us with a surplus that we send to third- party recyclers for tolling. Together with long-term tolling agreements, our lead recycling operation minimizes our commodity price exposure. This closed-loop recycling process enhances ties with our aftermarket customers and improves lead cost advantage.

Furthermore, our existing installed capacity helps to insulate our business from new entrants. Stringent environmental, material and safety regulations drive significant requirements for both battery manufacturers and the automotive OEMs with respect to handling and manufacturing of lead-based products. Expansion and construction of new battery manufacturing facilities are heavily scrutinized by industry regulators. Consequently, it is challenging for new entrants and current industry participants to meaningfully ramp up capacity in mature markets. We leverage our manufacturing scale to maximize the efficiency of our plants to take advantage of our favorable cost base and pursue expanded market share using our existing footprint.

Research and Development

Continuous innovation is core to our business and enables us to deliver optimal solutions as increasing power requirements demand more advanced battery technologies. We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, and reliability of our existing products and expanding the applications for which uses of our products are appropriate. We have ten global product testing locations with approximately 2,000 pieces of separate test equipment. This includes elemental, component, cell and full battery system testing. Capabilities across these sites include validation of new battery designs and process changes, routine performance screening, competitive benchmarking and warranty analysis. Clarios also has advanced battery technologies integrated vehicle engineering capabilities with vehicle laboratories in Hannover, Glendale, and a partnership with Lawrence Technological University in Michigan. We are able to provide vehicle power net studies, fleet testing, benchmarking of in-vehicle application for batteries and advanced battery technologies development support. Capabilities of these laboratories include diagnostic capabilities and access to OBD of vehicles. We utilize these capabilities for joint development projects with our customers and continue to strengthen our partnerships with both our OEM and aftermarket customers on technology development. We have more than 2,000 patent assets, including active patents and patent applications currently pending. Research and development costs are expensed as incurred.

Raw Materials

We procure our raw materials from a variety of suppliers around the world. The most significant raw materials we use to manufacture our products include lead, tin, polypropylene, separators and sulfuric acid. Generally, we seek to obtain materials in the region in which our products are manufactured in order to minimize transportation and other costs. Our performance throughout COVID-19 has also showcased the value of being the only truly global player in our industry as we leveraged worldwide sourcing capabilities to mitigate any unforeseen shortages.

Competition

We compete with a number of major U.S. and non-U.S. manufacturers and distributors of lead-acid batteries, as well as a large number of smaller, regional competitors. We primarily compete in the battery market with Exide Technologies, Stryten Manufacturing (formerly the U.S. operations of Exide Technologies), GS Yuasa Corporation, Camel Group Company Limited, East Penn Manufacturing Company and Banner Batteries GB Limited. The North American, European and Asian lead-acid battery markets are highly competitive. The manufacturers in these markets compete on price, quality, volume, technical innovation, service and warranty.

Environmental, Health and Safety Matters

We are subject to numerous federal, foreign, international, state and local environmental, health and safety laws and regulations governing, among other matters, emissions to air and water, solid and hazardous waste storage, treatment, recycling, disposal and transportation, chemical exposure, worker and public health and safety and remediation of the presence or releases of hazardous materials, including as it pertains to decommissioning our facilities and lead/lead compounds and sulfuric acid, the primary materials used in the manufacture of lead-acid batteries, and to solvents and metal compounds used in the manufacture or repair of lithium-ion batteries. We have been subject to allegations, litigation, notices of violation, consent decrees and orders with and brought by governmental authorities and third parties, and failures to comply, particularly to the extent such noncompliance is determined to be part of a continuing pattern of noncompliance, with respect to such laws and regulations, including obtaining and complying with any permits required to conduct our operations, could subject us to civil or criminal liability, monetary damages, reputational damages, fines and/or a cessation or interruption of operations or an increase in costs to continue such operations in the future. In addition, certain environmental laws, including the U.S. Superfund law and state equivalents, make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or emanating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send waste, along with related natural resources damages. Such liability may not be limited to the cleanup of contamination, particularly when such contamination is present in residential areas. We are and have been involved in investigation and remediation activities at our current or former, and third-party, sites and cannot provide any assurance that we will not incur liability relating to the investigation or remediation of contamination or natural resources damages in the future, including contamination we did not cause, which could adversely affect our business, financial condition, results of operation and reputation. See Note 16, “Commitments and Contingencies,” of the notes to the financial statements included elsewhere in this prospectus for a discussion of the Company’s accruals for environmental matters. In addition, we benefit from an exemption for lead-acid batteries from the European Union’s End-of-Life Vehicle Directive (Directive 2000/53/EC). See “Risk Factors—Risks Related to Our Business—We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.”

In addition, increased public awareness and concern regarding environmental and social corporate responsibility and any concerns or allegations around our environmental, health and safety practices and compliance with laws and regulations in connection with the manufacturing, use, collection and recycling of our products could negatively impact the reputation of our company and products and our business could be materially and adversely affected by any reduction in the market acceptance of our products, even where such concerns or allegations prove to be inaccurate or unfounded or do not relate to the performance of our products or the safety of our manufacturing, collection and recycling processes.

We may also be required to increase our disclosure of sustainability-related information over coming years, whether due to increased stakeholder demand, changes to voluntary disclosure frameworks that we have adopted or the promulgation of legally mandated disclosure requirements. In particular, we expect that we will be required to disclose climate related information pursuant to the EU’s Corporate Sustainability Reporting Directive, which calls for the disclosure of information regarding a range of sustainability matters, the SEC’s new rules relating to the disclosure of climate-related risks and California’s climate-related disclosure laws. To the extent we elect or are required to report more sustainability information, and regulators, investors, customers, supply chain partners or other stakeholders view this information as lagging or inadequate, this may have a negative impact on our business, whether from a reputational perspective, through a reduction in interest in purchasing our stock or products, or otherwise. In addition, under certain laws and regulations, statements we make regarding the sustainability or carbon footprint of our operations or products or their impact on the environment may subject us to disclosure requirements or expose us to the risk of claims that the statements constitute “greenwashing.” If we fail to comply with such laws and regulations or become subject to such claims we may incur liabilities or suffer reputational harm.

In addition, developing regulations regarding the sustainability-impacts of companies’ own operations and those of their supply chains, including the EU Corporate Sustainability Due Diligence Directive and the German Supply Chain Due Diligence Act, may require us to conduct additional diligence procedures and collect further information in relation to the sustainability performance of our operations and the entities in our supply chain. This may lead to an increased cost of our raw materials, which may in turn lead to a reduction in our business prospects, and may also lead to risks to our reputation to the extent that we or our supply chain partners are determined to not meet standards of sustainability conduct expected by our customers, investors and other stakeholders.

Human Capital

As of March 31, 2024, we employed 18,071 people worldwide, of which approximately 5,461 were employed in the United States and approximately 12,610 were outside the United States. The table below sets forth our employees by segment as of March 31, 2024:

	Americas	EMEA	Asia
Management	1,388	484	239
General and administrative	1,265	730	275
Engineers	334	218	65
Direct Labor	8,973	2,852	1,248

Total	11,960	4,284	1,827

We recruit our employees primarily through our internal company website, external recruitment websites, internal recruiters, recruiting firms and advertising specific to each location, in each case based on their qualifications as compared to the job requirements. We promote cultural diversity and our employees come from around the world. The remuneration package of our U.S.-based employees includes salary and benefits. In addition, for certain qualifying positions there is a bonus opportunity and for certain of our executives there are long-term incentive awards. Our compensation programs are designed to remunerate our employees based on their performance and are measured against specified objective criteria. Certain members of our management team and other key employees are subject to restrictive covenants, which may include non-competition, customer non-solicitation and/or employee non-solicitation restrictions.

We provide new hire training and onboarding, for our employees and periodic on-the-job training to enhance the skills and knowledge of our employees. 11,930 employees are covered by collective bargaining agreements or works councils with expiry dates ranging from July 2024 to February 2028. We believe that our relations with the labor unions and non-unionized employees are generally good.

Seasonality

Our business is impacted by seasonal factors, as aftermarket replacements are highest in the winter months. Our net sales reflect our channel partners’ stocking patterns to meet this increased demand, and have historically been greatest between our fourth and first fiscal quarters (late summer through early winter). Global climate change may impact the seasonality of our business as the demand for our products, such as automotive replacement batteries, may be affected by unseasonable weather conditions.

Properties

As of March 31, 2024, we have a presence in 117 locations in 29 countries across the Americas, EMEA and Asia. Our corporate headquarters is located in Glendale, Wisconsin and we also maintain regional headquarters in Hannover, Germany; Monterrey, Mexico; and Shanghai, China.

As of March 31, 2024, the carrying amount of our property, plants and equipment was $3,151 million of which $46 million related to assets held under financing leases.

Included in property, plant and equipment are land and buildings with a total carrying value of $910 million as of March 31, 2024, representing manufacturing facilities, distribution centers and offices located in 29 countries throughout the world. As of March 31, 2024, we owned 50 of these facilities covering approximately 16.1 million square feet, including 40 manufacturing centers.

Clarios leases a further 67 locations. These leased locations cover approximately 2.5 million square feet and includes 1 manufacturing center as of March 31, 2024.

The table below provides an analysis of the geographic spread of Clarios’ material property, plant and equipment as of March 31, 2024.

Country	Location	Square Footage	Activities	Owned / Leased
United States	Toledo, OH	576,000	Manufacturing	Owned
	St. Joseph, MO	387,240	Manufacturing	Owned
	Kernersville, NC	346,469	Manufacturing	Owned
	Florence, SC	301,822	Distribution/Warehouse	Owned
Mexico	Garcia	538,926	Manufacturing	Owned
	Torreon	529,294	Manufacturing	Owned
	Cienega de Flores	448,311	Manufacturing	Owned
	Cienega de Flores	1,430,000	Manufacturing	Owned
Germany	Hannover	1,076,391	Manufacturing	Owned
	Zwickau	370,311	Manufacturing	Owned
South Korea	Gumi	923,683	Manufacturing	Owned
Brazil	Sorocaba	581,300	Manufacturing	Owned
China	Binzhou	844,984	Manufacturing	Owned
	Huzhou	489,099	Manufacturing	Owned
	Chongqing	427,928	Manufacturing	Owned
Czech Republic	Ceska Lipa	536,602	Manufacturing	Owned

European Commission Investigation

On November 30, 2023, the European Commission (“EC”) announced an investigation into the starter automotive battery market. While the EC’s investigation is ongoing and its outcomes uncertain, the Company does not foresee any material adverse exposures in its future earnings or net cash flows in relation to the matter because, among other things, it has received conditional immunity from the EC and is indemnified against losses incurred in relation to the matter, if any.

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business. See Note 16, “Commitments and Contingencies,” of the notes to the financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to environmental matters and insurable liabilities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers.

Name	Age	Position
Mark Wallace	57	President and Chief Executive Officer and Director
Helmut Zodl	52	Chief Financial Officer
Federico Morales-Zimmermann	58	Vice President and General Manager, Global OEM Customers, Products and Engineering
Becky Kryger	49	Vice President and Global Controller
Gerardo Gonzalez	54	President, US/Canada
Leslie Wong	58	President, Asia segment
Dr. Werner Benade	60	President, EMEA segment
Claudio Morfe	60	Chief Legal Officer and Corporate Secretary
Elizabeth Powers	64	Chief Human Resources Officer
Diarmuid O’Connell	60	Chair and Director
Ron Bloom	69	Director
Catherine Clegg	64	Director
Stephen Girsky	62	Director
Hermes Gonzalez-Bello	57	Director
Sean McLaughlan	36	Director
Michael Norona	60	Director
Justin Shaw	55	Director
Maryrose Sylvester	58	Director
Bertrand Villon	44	Director

Mark Wallace has served as President and Chief Executive Officer and a Director of Clarios since May of 2020. Mr. Wallace has nearly 30 years of experience in the automotive, commercial vehicle, off-highway and aftermarket industries. Prior to joining Clarios, Mr. Wallace served as Executive Vice President at Dana Incorporated, a world leader in providing power-conveyance and energy-management solutions that are engineered to improve the efficiency, performance and sustainability of light vehicles, commercial vehicles and off-highway equipment. His most recent responsibilities included the commercial vehicle business unit and the global aftermarket business. In his time at Dana Incorporated since 2008, Mr. Wallace also led the automotive and off-highway business units and global operations, with his tenure including revenue responsibilities of over $4 billion. Prior to Dana Incorporated, Mr. Wallace served as Chief Operating Officer and President and Chief Executive Officer of Webasto Roof Systems and Webasto Product North America from 2003 to 2008. Mr. Wallace has an MBA and a Bachelor of Science in Industrial Engineering from the University of Tennessee. We believe that Mr. Wallace is qualified to serve on our board of directors due to his experience leading our business and his insight into corporate matters as our President and Chief Executive Officer.

Helmut Zodl has served as Chief Financial Officer since September of 2023. He previously served as Global Vice President, Special Projects and TSA Separation of GE HealthCare Technologies Inc. from May 2023 to August 2023, and prior to that served as Vice President and Chief Financial Officer of GE HealthCare from February 2021 to May 2023. At GE HealthCare, Mr. Zodl led the spin-off from General Electric Company through its initial public offering. From October 2019 to January 2021, Mr. Zodl served as Group CFO at Midea, a global technology company specializing in air treatment, consumer appliances and industrial automation. Prior to that, he was Senior Vice President Finance of Advance Auto Parts from April 2017 to October 2019. Mr. Zodl previously held a variety of senior finance and operational leadership roles in technology companies Lenovo and IBM for more than 17 years combined. He started his professional career with PricewaterhouseCoopers. Mr. Zodl has a degree in economics and information technology from the Technical University of Vienna.

Federico Morales-Zimmermann has served as Vice President and General Manager for Global OEM Customers, Products & Engineering since January 2023. In addition, Mr. Morales-Zimmermann leads the business units Core Products, Energy Systems and Connected Services, including the Chief Technology Office. Prior to this role, Mr. Morales-Zimmermann served as Vice President, Product Engineering and Vice President, Global Sales and Business Development for the Fuel Systems business unit at BorgWarner. In this dual role, he had responsibility for leading more than 1,600 engineers across global tech centers, while also managing $2.3 billion in sales revenue. While there, Mr. Morales-Zimmermann was a key player in the acquisition and integration of Delphi Technologies. Prior to BorgWarner, Mr. Morales-Zimmermann worked in numerous senior positions at Vertiv, Continental and Siemens. He holds a Master’s degree in Electrical Engineering from the University of Applied Science in Braunschweig/Wolfenbüttel in Germany.

Becky Kryger has served as Vice President and Global Controller of Clarios since July of 2019. Ms. Kryger joined Johnson Controls in 2002 and has held various positions of increasing responsibility within Corporate, Building Solutions and Power Solutions divisions. Prior to this role, Ms. Kryger was the Executive Director Global Business Finance from 2017 to 2019, Finance Director EMEA, based in Germany, from 2015 to 2017 and Finance Director North America from 2013 to 2015. Ms. Kryger began her career at Arthur Andersen in 1998. Ms. Kryger holds a Bachelor of Business Administration in Accounting and Finance from the University of Wisconsin.

Gerardo Gonzalez has served as President, US/Canada since January of 2023. He previously served as the Vice President and General Manager, US/Canada since March of 2022. He is currently responsible for the

United States and Canada markets, manages the Americas segment and previously was responsible for the Latin America market where he co-managed the Americas segment. He previously served as Vice President and General Manager for the Global Aftermarket starting in May 2019. Mr. Gonzalez also held the position of Vice President and General Manager of JCI for Latin America from 2015 to 2019. Mr. Gonzalez joined JCI in 1994 and has held a variety of leadership roles within the Power Solutions Business in production control, customer service, logistics, transportation and sales and marketing. Mr. Gonzalez holds a certificate in Business Executive Programs from the Kellogg School of Management, a Master of Business Administration from IPADE in Mexico, a Master of Systems and Quality from ITESM and a Bachelor of Industrial and Systems Engineering from UDEM.

Leslie Wong has served as the Vice President and General Manager of the Asia segment since September of 2019. To better align Mr. Wong’s title to his role, the Governance and Compensation Committee approved his title change to President Asia segment as of January 2023. In this role, his responsibilities include enabling business growth, profitability and cash flow across all channels, including oversight of operations, strategy and people management. Mr. Wong is responsible for executing on our strategic pillar of expanding in megatrend markets in China. Prior to Clarios, from 2006 to 2019, he served in various positions for Goodyear, most recently as Vice President of Growth & Sales Initiatives, Asia Pacific. He holds a degree in Economics from the Universite de Provence in France.

Dr. Werner Benade has served as Vice President and General Manager for the EMEA segment since January of 2021. To better align Mr. Benade’s title to his role, the Governance and Compensation Committee approved his title change to President, EMEA segment as of January 2023. Prior to Clarios, he served as Member of the Management Board, Business Division Aftermarket and Special Applications of HELLA GmbH & Co. KGaA from 2017 to 2020. Prior to his time at HELLA, he spent more than 20 years at Robert Bosch GmbH, ultimately serving as CEO and President of Power Tools Accessories. Dr. Benade holds a Doctorate at the Chair of Applied Thermodynamics and A/C Technology Certification from the University GHS Essen and a Mechanical Engineering degree from Ruhr-Universität Bochum.

Claudio Morfe has served as Chief Legal Officer and Corporate Secretary of Clarios since May of 2019. He has more than 30 years of experience as a legal executive at multiple large public companies. He was the Vice President and General Counsel of the Power Solutions Business of Johnson Controls Inc. from 2017 to 2019 and before that was Vice President and General Counsel of Power Solutions, Europe and Global OEM from 2015 to 2017. Mr. Morfe has experience working in the U.S., Latin America, China and Europe. He launched his legal career with Kelley, Drye & Warren LLP in 1988 and was in private practice until 1995 when he joined telecommunications technology provider, Nortel Networks, as Senior Counsel for the Caribbean & Latin America, based in Fort Lauderdale, Florida. At Nortel, he progressively assumed more senior and diverse roles leading to his appointment as General Counsel for Nortel Networks’ largest global division. In 2010, Mr. Morfe was the Vice President and General Counsel of Sweden-based Ericsson’s global CDMA wireless division. In 2014, he left Ericsson to become Of Counsel with Holland & Knight. Mr. Morfe has a BBA in Marketing from Loyola University and a Juris Doctor from Tulane University School of Law. He received a Certificate in Global Compliance & Ethics from Widener University School of Law and is admitted in Florida, Massachusetts and New Hampshire. He is a registered In-House Counsel with the Wisconsin Bar Association.

Elizabeth Powers has served as Chief Human Resources Officer since May of 2022. Ms. Powers has over 30 years of experience in human resources and labor relations for large industrial companies. Previously, Ms. Powers served as senior vice president, chief human resources officer for Allegheny Technologies (ATI) from 2014 to 2022. ATI is a global manufacturer of technically advanced specialty materials and complex components. For ATI, Ms. Powers led the strategic planning and implementation of human resources programs and labor relations policies and practices to engage more than 7,000 employees around the world. Prior to leading human resources for ATI, Ms. Powers was chief administrative officer and vice president of human resources for Dresser-Rand Group, a leading supplier of mission-critical, high-speed rotating equipment solutions to the worldwide oil, gas, petrochemical and process industries. Beforehand, she spent 16 years at Ingersoll Rand in business segment and corporate human resources and labor relations positions. At Ingersoll Rand, she was responsible for restructuring the benefits programs and the startup of the company’s first human resources and payroll shared services organization for its 50,000 employees, which she then ran as a profit-neutral business within the company. Ms. Powers holds a Bachelor of Science in Industrial and Labor Relations from Cornell University.

Diarmuid O’Connell has served as Chair of our board of directors since July of 2021. Mr. O’Connell has served as Chief Strategy Officer of Fair Financial Corp. between 2018 and 2019. Mr. O’Connell previously served as Vice President, Corporate and Business Development of Tesla from 2006 to 2017 and has also previously served as Chief of Staff to the Assistant Secretary of State of Political Military Affairs in the United States Department of State from 2003 to 2005, along with various roles at Accenture, Young & Rubicam, Real Time Learning and McCann-Erickson. Since 2021, Mr. O’Connell has served as a director of the Volvo Corporation and Tech and Energy Transaction Corp. He has also served as a director of Albemarle Corporation, Dana Inc. and The Mobility House GmbH since 2018. Mr. O’Connell holds a Bachelor’s degree from Dartmouth College, a Masters of Business Administration from Northwestern Kellogg School of Management and a Master’s degree in Foreign Affairs from the University of Virginia. We believe Mr. O’Connell is qualified to serve as a member of our board of directors due to his industry experience and international expertise.

Ron Bloom has served as a Director of Clarios since July of 2019. Mr. Bloom currently serves as a Managing Partner and Vice Chair in Brookfield’s Private Equity Group. Mr. Bloom previously served as Chairman of the United States Postal Service Board of Governors in 2021 and as Vice Chairman and Managing Director at Brookfield Corporation from 2016 to 2019 and as Vice Chairman, U.S. Investment Banking at Lazard from 2012 to 2016. In addition, Mr. Bloom served as Senior Advisor to the United States Secretary of the Treasury on the President’s Task Force on the Automotive Industry from 2009 to 2011. Mr. Bloom holds a Bachelor’s degree from Wesleyan University and a Masters of Business Administration from Harvard Business School. We believe that Mr. Bloom is qualified to serve on our board of directors due to his extensive experience in the automotive industry and his management experience.

Catherine Clegg has served as a Director of Clarios since August of 2020. Ms. Clegg has extensive experience in manufacturing operations, labor relations, manufacturing engineering and public policy. Since 1983, Ms. Clegg served in various roles at General Motors, including as General Motors Workforce Strategy Vice President from 2019 to 2020, Vice President, Business Intelligence, Global Public Policy between 2017 and 2019 and North America Manufacturing and Labor Relations Vice President from 2014 to 2017. Ms. Clegg also served on the board of GrafTech from 2019 to 2024. Ms. Clegg holds a Bachelor’s degree in Manufacturing Technology from Eastern Michigan University, a Masters of Business Administration from the University of

Virginia and a Master of Arts in Advanced Leadership Studies from Indiana Wesleyan University. We believe Ms. Clegg is qualified to serve as a member of our board of directors due to her extensive experience in manufacturing operations and industry expertise.

Hermes Gonzalez-Bello has served as a Director of Clarios since March of 2022. Since 2022, Mr. Gonzalez-Bello has served as Managing Director in Brookfield’s Private Equity Group where he is responsible for business operations and management of portfolio companies. Prior to joining Brookfield, Mr. Gonzalez-Bello was President of Hach, a subsidiary of Danaher Corporation between 2019 and 2021. At Hach, Mr. Gonzalez-Bello led a global team of over 5,000 associates in developing liquid analytical instrumentation, chemistries, services and digital solutions for the drinking, waste and industrial water segments. Prior to Hach, Mr. Gonzalez-Bello served as President of Pall Industrial, a global leader in filtration, separation and purification technologies from 2017 to 2019. At Pall, he led a team of over 3,000 associates in the Aerospace, Microelectronics and Industrial Filtration units. Mr. Gonzalez-Bello was also President of Aquafine Corporation and Vice President and General Manager of the Danaher Water Quality Group in Latin America. Earlier in his career, Mr. Gonzalez-Bello spent 15 years at Emerson Automatic Solutions, last serving as Director of its Micro Motion, Inc. Global Project Pursuit. Mr. Gonzalez-Bellow has also served the U.S. Department of Commerce as a standing member of the Environmental Technologies Trade Advisory Committee from 2009 through 2015. Mr. Gonzalez-Bello holds a Bachelor’s degree in Engineering Management and a Master of Science degree in Management Planning from Stevens Institute of Technology. We believe Mr. Gonzalez-Bello is qualified to serve as a member of our board of directors due to his extensive experience in manufacturing operations and his management experience.

Sean McLaughlan has served as a Director of Clarios since October of 2022. Mr. McLaughlan currently serves as a Managing Director in Brookfield’s Private Equity Group where he is responsible for investment origination, execution, portfolio management and the group’s global capital markets capabilities. He has previously served in various leadership capacities within Brookfield portfolio companies, including as interim Chief Financial Officer at Clarios. Prior to joining Brookfield in 2012, Mr. McLaughlan worked in the debt advisory and restructuring group at Rothschild & Co. Mr. McLaughlan holds a Bachelor of Science degree from Babson College. We believe that Mr. McLaughlan is qualified to serve as a member of our board of directors due to his management and finance experience.

Stephen Girsky has served as a Director of Clarios since July of 2019. Mr. Girsky has over 25 years of experience in the automotive industry. He is currently the President and CEO of Nikola Corporation and serves on its board of directors. Since 2016, Mr. Girsky has served as a director of Brookfield Business Partners. Mr. Girsky has previously served as a Managing Partner of VectoIQ LLC, a member of the Morgan Stanley Global Automotive and Auto Parts research team, and as a Managing Director of PaineWebber’s Automotive Group. Mr. Girsky holds a Bachelor’s degree in Mathematics from the University of California—Los Angeles and a Masters of Business Administration from Harvard Business School. We believe Mr. Girsky is qualified to serve as a member of our board of directors due to his experience serving on public company boards and his industry expertise.

Michael Norona has served as a Director of Clarios since July of 2019 and is a former Fortune 500 CFO. Mr. Norona has nearly 30 years of executive leadership experience leading transformational change in high growth multi-unit global businesses, with a proven track record of creating shareholder value. Prior to joining our board of directors, Mr. Norona served as Executive Vice President and Chief Financial Officer of Advance Auto Parts from 2008 to 2016. Prior to Advance, Mr. Norona spent almost 20 years at Best Buy Co. where he served in various finance leadership roles, including as President—Financial Services. Mr. Norona currently serves as Director Emeritus and audit committee member of JDRF, a non-profit organization focused on Type 1 diabetes research. Mr. Norona also serves on the University of North Carolina Kenan-Flagler Business School Board of Advisors and as Investment Committee Chair of the Ravenscroft School Board of Trustees. Mr. Norona holds a Bachelor of Commerce Degree (Accounting) from the University of British Columbia and is a Chartered Professional Accountant, CPA, CGA, Canada. We believe Mr. Norona is qualified to serve as a member of our board of directors due to his extensive management and corporate governance experience with public companies, auto after-market industry expertise and is qualified to serve on audit committees as a financial expert.

Justin Shaw has served as a Director of Clarios since April of 2020. Mr. Shaw has served as an Operating Partner, Private Equity, Americas at CDPQ since 2019. Mr. Shaw previously served as a Senior Operating Executive at Cerberus Capital Management since 2001 and has served as Vice President, Strategy and Supply Chain for the Keane Group and as interim CFO at Root9B, LLC. Mr. Shaw also serves as Chairman of the board of directors of Save A Lot and is a member of the board of directors of Cardone Industries, Zevia, Suez Water Technologies and Solutions and Shaw Media. Mr. Shaw holds a Bachelor’s degree in History and Science from Harvard University and a Masters of Business Administration from Harvard Business School. We believe Mr. Shaw is qualified to serve as a member of our board of directors as a result of his various experiences in the transportation and automotive industry.

Maryrose Sylvester has served as a Director of Clarios since July of 2021. Ms. Sylvester has over 20 years of experience with supply chain, manufacturing, sales and innovation operations. Prior to joining our board of directors, Ms. Sylvester served as President, Electrification, U.S. and U.S. Country Managing Director for ABB Ltd from July 2019 to July 2020. She also served as President & CEO of Current, Powered by GE from 2015 to 2019, as President & CEO of GE Lighting from 2011 to 2015 and as President & CEO of GE Intelligent Platforms from 2006 to 2011. Ms. Sylvester has served on the board of directors of Harley-Davidson , Inc. since 2016, the board of directors of Waste Management and Vontier Corporation since 2021 and the board of Flex LTD. since September 2022. Ms. Sylvester has also previously served as Chair of the Board of Governors of the National Electrical Manufacturers Association from July 2011 to July 2020 and has served on the board of directors of the Foundation Fighting Blindness, from 2013 to 2018, and as a member of the GE Corporate Executive Council and the GE Commercial Council from 2011 to 2018. Ms. Sylvester holds a Bachelor’s degree in Procurement and Production Management from Bowling Green State University and a Masters of Business Administration from Cleveland State University. We believe Ms. Sylvester is qualified to serve as a member of our board of directors due to her extensive experience in manufacturing and previous board member experience.

Bertrand Villon has served as a Director of Clarios since July of 2019. Mr. Villon has served as Managing Director in the Direct Private Equity Group at CDPQ since 2015. He has previously served as a private equity investor at Investcorp and in mergers and acquisitions advisory at Rothschild. Mr. Villon holds a Masters of Business Administration from the Wharton School of the University of Pennsylvania and a Masters in Science in Management from HEC School of Management in Paris. We believe Mr. Villon is qualified to serve as a member of our board of directors due to his background in management.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Structure

Composition

Upon the consummation of the offering, our board of directors will consist of 11 members. Our board has determined that each of Michael Norona, Catherine Clegg, Diarmuid O’Connell and Maryrose Sylvester qualify as independent directors under the corporate governance standards of the NYSE.

Our directors will be divided into three classes serving staggered three-year terms, initially with four directors in Class I (expected to be Ron Bloom, Stephen Girsky, Catherine Clegg and Diarmuid O’Connell), four directors in Class II (expected to be Hermes Gonzalez-Bello, Justin Shaw, Michael Norona and Mark Wallace) and three directors in Class III (expected to be Bertrand Villon, Maryrose Sylvester and Sean McLaughlan). Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2025, 2026 and 2027, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired.

Our board of directors will have discretion to determine the size of the board of directors. Subject to the terms of the Stockholders Agreement, we expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Following the time when the Majority Ownership Requirement is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock.

Controlled Company Exception

After the consummation of this offering, entities affiliated with the Sponsor Group will have more than 50% of the combined voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of NYSE rules and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under NYSE rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to rely on the foregoing exemptions provided to controlled companies under NYSE rules. Therefore, immediately following the consummation of this offering, we do not intend to have a board of directors that is composed of a majority of “independent directors,” under NYSE rules. In addition, we have opted to have a governance and compensation committee and such committee will not be fully independent. Accordingly, to the extent and for so long as we rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Upon the consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Governance and Compensation Committee and a Sustainability and Risk Management Committee. The following is a brief description of our committees.

Audit Committee

The members of our audit committee are Michael Norona, Catherine Clegg and Maryrose Sylvester. Mr. Norona is the chair of our audit committee. The composition of our audit committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Michael Norona, Catherine Clegg and Maryrose Sylvester are “audit committee financial experts” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on them any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Governance and Compensation Committee

The members of our governance and compensation committee are Ron Bloom, Catherine Clegg, Maryrose Sylvester and Bertrand Villon. Mr. Bloom is the chair of our governance compensation committee. Ms. Clegg and Ms. Sylvester meet the requirements for independence under the current NYSE listing standards. Our governance and compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing our overall compensation philosophy;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing and considering proposed waivers of the code of conduct for directors and executive officers and making recommendations to our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Sustainability and Risk Management Committee

The members of our sustainability and risk management committee are Stephen Girsky, Catherine Clegg, Ron Bloom and Justin Shaw. Mr. Girsky is the chair of our sustainability and risk management committee. Our sustainability and risk management committee is responsible for, among other things:

•	reviewing our risk capacity and appetite;

•	reviewing and recommending our risk-taking philosophy and approach to determining an appropriate balance between risk and reward;

•	reviewing our key risk inventory, including selection criteria, mitigation strategies and post-mitigation risk review;

•	reviewing our risk management policy framework on a periodic basis and recommending changes to our board of directors as necessary;

•	overseeing the approach to sustainability matters within the context of the committee’s risk management mandate; and

•	assisting our board of directors on risk management matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full texts of our code of business conduct and ethics policy is available on our website at https://www.clarios.com/codeofethics/our-way. Any waiver of the code for directors or executive officers may be made only by our board of directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE, as applicable, that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

Our amended and restated certificate of incorporation provides that our directors and officers will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s or officer’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations by a director under Section 174 of the DGCL, any transaction from which the director or officer derived an improper personal benefit or any action by an officer in connection with a claim brought by or in the right of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following individuals who served as our named executive officers during our fiscal year ended September 30, 2023 (our “named executive officers” or “NEOs”):

Name	Principal Position
Mark Wallace	President and Chief Executive Officer
Helmut Zodl(1)	Chief Financial Officer
Federico Morales-Zimmermann	Vice President & General Manager, Global OEM Customers, Products and Engineering
Gerardo Gonzalez	President, United States & Canada Region
Elizabeth Powers	Chief Human Resources Officer
John Di Bert(2)	Former Chief Financial Officer
Becky Kryger(3)	Former Interim Chief Financial Officer, Current Vice President and Global Controller

(1)	Mr. Zodl was appointed as Chief Financial Officer on September 1, 2023.
(2)	Mr. Di Bert stepped down as Chief Financial Officer effective as of April 28, 2023.
(3)	Ms. Kryger served as interim Chief Financial Officer from April 28, 2023 through September 1, 2023.

Our Compensation Philosophy

We make compensation decisions in a manner we believe will best serve the long-term interests of our stockholders by attracting and retaining executives who will be motivated to meet and exceed the Company’s goals and whose interests will be aligned with the interests of our stockholders. To accomplish these objectives, we have implemented a strong pay-for-performance compensation program, while striving to pay our executives competitively and align our compensation program with our business strategies.

Executive Compensation Program Principles

We consider the following principles when making compensation decisions:

•

Core Values: Our executive compensation program is designed to develop trust and respect among all members of the Clarios community, build strong teams and partnerships through collaborative work, drive business results through pride in Clarios, and get things done well.

•

Significant Pay at Risk: A significant portion of the total compensation of our NEOs should be directly aligned with stockholders and at risk. We will pay our NEOs higher compensation when they exceed our goals and lower compensation when they do not meet our goals.

•	Support Business Strategy: Our executive compensation program is aligned with our short-term and long-term business strategies.

•

Pay Competitively: We will review “market” total compensation and, over time, target each executive within a reasonable range of the market based upon our assessment of a variety of factors including individual performance, time in role, individual skills and importance of the role. Generally, our philosophy is to place more compensation in long-term incentive opportunities tied to stockholders value creation. As noted above, actual pay delivered will vary above/below target pay based on Clarios and individual performance—above-target performance will deliver above-market pay outcomes, and conversely, below-target performance will drive lower outcomes.

Executive Compensation Objectives

Consistent with these overall principles, we have established the following objectives for the Company’s executive compensation program, which are critical to our long-term success:

•	Attract: Should be comparable to market in terms of level of pay and form of award so that we can attract talented executives.

•	Retain: Should retain high performing leaders whose continued employment is a key component of our overall success.

•	Engage: Should motivate our NEOs to meet or exceed our goals and generate superior returns for our stockholders.

•	Align: Should align the financial interests of our NEOs with those of our stockholders.

Key Components of Our Compensation Program

The compensation objectives for our NEOs are achieved through the following mix of components of target direct compensation for our chief executive officer and most other NEOs, respectively, which are discussed in more detail later in this Compensation Discussion and Analysis.

In fiscal year 2023, our compensation consisted of the elements described below.

Element of Pay	Purpose	Alignment with Principles & Objectives
Base Salary	Recognize and reward for the scope of a NEO’s role and his or her individual performance

•  Provides a minimum, fixed level of cash compensation to reflect the level of accountability of talented executives who can continue to improve Clarios’ overall performance

•  Value provided is aligned with executives’ experience, industry knowledge, duties and scope of responsibility as well as the competitive market for talent

Annual Incentive Program (“AIP”)	Reward for success in achieving annual objectives	• Value paid out is variable dependent on Clarios’ performance through the fiscal year • Motivates executives to achieve specific annual performance goals and objectives

Executive LTIP	Attract and retain senior management of Clarios and incentivize them to make decisions with a long-term view

•  Provides a percentage of a profit pool after Brookfield’s invested capital is returned to them by the Company, and at an increasing percentage as returns increase

•  Payment based on a share of percentage of sale proceeds in excess of threshold

•  Motivates and influences behavior to be consistent with maximizing stockholder value

•  Generally vests over 5 years

Element of Pay	Purpose	Alignment with Principles & Objectives

Retirement (401(k) Plan, Deferred Compensation Plan, and Retirement Restoration Plan), health and welfare benefits, and limited perquisites	Enhances total compensation to provide a package that is competitive with market practices	• Provides competitive benefits that support the health, wellness and long-term financial security of our executives

2023 Compensation Decisions and Performance

Base Salary

As part of setting pay mix and structure for 2023, we evaluated NEO base salaries. Annual salary increases are neither automatic nor guaranteed, but determined by Clarios after taking into consideration each NEO’s position with Clarios and their respective responsibilities and experience. Based on this evaluation, the following base salary levels were approved for 2023.

Named Executive Officer	Base Salary as of September 30, 2023(1)
Mark Wallace	$1,033,052
Helmut Zodl	$750,000
Federico Morales-Zimmermann	$525,000
Gerardo Gonzalez(2)	$575,463
Elizabeth Powers	$538,125
John Di Bert	$717,500
Becky Kryger(3)	$380,000

(1)	In the case of Mr. Di Bert, this represents his base salary as of his termination date.
(2)	Mr. Gonzalez was paid in Mexican Pesos and converted to U.S. Dollars for purposes of this table using the same methodology utilized for purposes of our Summary Compensation Table.
(3)	Ms. Kryger’s base salary was increased from $334,006 to $380,000 on April 16, 2023 in recognition of her capability and skills in her role.

Annual Incentive Program

In 2023, Clarios maintained the Annual Incentive Program (“AIP”) in which each of our NEOs participated. The AIP is designed to reward and motivate key employees who have primary responsibility for the operations of Clarios or its affiliates. Incentive targets are represented as a percentage of annual base salary and tied to each NEO’s role. Measures are weighted to focus participants on a balanced mix of deliverables tied to strategic priorities, while appropriately focusing participants on key expectations that create value for our stockholders and Clarios. Payouts are based 60% on reaching an earnings before interest, taxes, depreciation and amortization (“EBITDA”) target and 40% on reaching a Free Cash Flow Conversion (“FCF Conversion”) target during the fiscal year. This mix of performance measures focuses our participants appropriately on growing earnings while improving Clarios’ ability to generate cash after spending the money required to maintain or expand our asset base.

Performance measure thresholds, targets and maximums are established near the beginning of our fiscal year based on our strategic financial plans, the global economic environment, growth estimates and expectations, and Clarios-specific factors, including capital expenditure levels, restructuring and other investment initiatives. Below we provide the goals set forth for the 2023 AIP:

Driver	Metric	Weighting	Threshold	Target	Maximum
Earnings	EBITDA(1)	60%(2)	$1.625M	$1.700M	$1.850M
Cash	FCF Conversion(3)	40%(4)	22.1%	26.5%	35.3%
Payout			50% (0% payout for missing threshold)	100%	200%

(1)

“EBITDA” is defined as Clarios’ consolidated earnings before interest, taxes, depreciation and amortization, adjusted for certain approved significant items such as transaction/integration/separation costs, impairment charges, gains/losses on acquisitions/divestitures, restructuring costs and the adoption of new accounting pronouncements. Any additional adjustments, including adjusting for the impact of foreign currency, are at the sole discretion of the Chief Executive Officer.

(2)	For Mr. Gonzalez, 50% of the EBITDA metric is based on EBITDA goals for his segment, which are a threshold goal of $788 million, a target goal of $824 million, and a maximum goal of $897 million.
(3)

“FCF Conversion” is defined as free cash flow (defined as cash provided by operating activities, less capital expenditures) divided by EBITDA (defined above) adjusted for approved significant special items such as adjustments for cash effects of adjustments in EBITDA calculation. Tax and interest cash payments may be adjusted for significant variances from planned interest and tax payments. Any additional adjustments are at the sole discretion of the Chief Executive Officer.

(4)	For Mr. Gonzalez, 50% of the FCF Conversion metric is based on FCF Conversion goals for his segment, which are a threshold goal of 96.4%, a target goal of 100.8%, and a maximum goal of 109.7%.

The below table sets forth the AIP bonuses paid to our NEOs in December 2023 with respect to fiscal year 2023 performance.

Name	EBITDA Performance Multiplier (60% weighting)(1)	FCF Conversion Performance Multiplier (40% weighting)(2)	Weighted Payout Multiplier	Target Bonus (% of base salary)(3)	Earned Bonus
Mark Wallace	174%	200%	184%	100%	$1,904,122
Helmut Zodl(4)	—	—	—	100%	$0
Federico Morales-Zimmermann	174%	200%	184%	60%	$410,403
Gerardo Gonzalez(5)	137%	100%	142%	65%	$344,725
Elizabeth Powers	174%	200%	184%	60%	$595,124
John Di Bert(6)	—	—	—	100%	—
Becky Kryger(7)	174%	200%	184%	40%	$261,265

(1)

For Mr. Gonzalez, represents the average of Clarios’ EBITDA performance multiplier (174%) and the EBITDA performance multiplier for his segment (0%). Because the performance multiplier for his segment failed to reach target despite the performance of the Company, the Company used its discretion to measure this segment at target (100%) and pay an additional bonus to Mr. Gonzalez with respect to his segment. The amount set forth in this table is solely with respect to the portion of his bonus that was determined under the AIP.

(2)

For Mr. Gonzalez, represents the average of Clarios’ FCF Conversion performance multiplier (200%) and the FCF Conversion performance multiplier for his segment (0%). Because the performance multiplier for his segment failed to reach target despite the performance of the Company, the Company used its discretion to measure this segment at target (100%) and pay an additional bonus to Mr. Gonzalez with respect to his segment. The amount set forth in this table is solely with respect to the portion of his bonus that was determined under the AIP.

(3)	2023 AIP bonuses for our participating NEOs had a threshold opportunity equal to 50% of target and a maximum opportunity equal to 200% of target.
(4)	Mr. Zodl was not eligible to participate in the AIP since he joined the Company in September 2023.
(5)	Mr. Gonzalez’s 2023 AIP bonus was denominated and paid in Mexican Pesos and converted for purposes of this table using the same methodology utilized for purposes of our Summary Compensation Table.
(6)	Mr. Di Bert did not receive bonus payments under the 2023 AIP.
(7)	Ms. Kryger’s target bonus opportunity was increased from 35% to 40% on April 16, 2023 in recognition of her capability and skills in her role.

Clarios International LP Executive Long-Term Incentive Plan

Each of our NEOs participate in the Clarios International LP Executive Long-Term Incentive Plan (the “Executive LTIP”). The Executive LTIP provides long-term cash incentives through the grant of up to 10,555,200 “General Option Units” and up to 2,638,800 “Stretch Option Units” (collectively, “Option Units”), which entitle participants to a percentage of Sale Proceeds (as defined below) in excess of an applicable threshold value in connection with a Change in Control (as defined below and which, for the avoidance of doubt, will not be triggered by our public offering). General Option Units (to the extent vested), in the aggregate, participate in 3.6% of Sale Proceeds in excess of $2,932,000,000 (plus the dollar value of any cash or other consideration contributed to or invested in Clarios by Brookfield) (for Mr. Zodl, such amount is determined as Sale Proceeds less 2.4 times Brookfield’s initial invested capital of approximately $2,932,000,000 or less $7,037,000,000) (the “Threshold Value”) in connection with a Change in Control, and Stretch Option Units (to the extent vested), in the aggregate, participate in 0.9% of Sale Proceeds in excess of $8,796,000,000 (plus the dollar value of any cash or other consideration contributed to or invested in Clarios by Brookfield) (for Mr. Zodl, such amount is determined as Sale Proceeds less 3 times Brookfield’s initial invested capital of approximately $2,932,000,000 or less $8,796,000,000) (the “Stretch Threshold Value”) in connection with a Change in Control. Any amounts payable to participants in respect of their Option Units will generally be paid within 30 days following a Change in Control.

Option Units generally vest in equal annual installments over a five-year period, subject to the participant’s continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a Change in Control. Notwithstanding the foregoing, unless otherwise provided in the applicable award agreement, 50% of the General Option Units held by a participant will only represent the right to receive Sale Proceeds in connection with a Change in Control on a proportionate basis between (i) the point at which the Sale Proceeds are equal to the Threshold Value on the one hand; and (i) the point at which the Sale Proceeds are equal to the Stretch Threshold Value on the other hand.

For purposes of the Executive LTIP:

•

“Sale Proceeds” is generally defined as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control; and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in Clarios. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration will become “Sale Proceeds” only as and when such proceeds are received by Brookfield. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

•

“Change in Control” is generally defined as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which: (i) a person or entity not affiliated with Brookfield acquires securities representing more than 70% of the combined voting power of the outstanding voting securities of Clarios or the entity surviving or resulting from such transaction; (ii) following a public offering (including this offering) of Clarios’ stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of Clarios’ outstanding voting securities (effective on the first such date); or (iii) Clarios sells all or substantially all of the assets of Clarios and its subsidiaries on a consolidated basis. The consummation of this offering will not constitute a Change in Control as defined in the Executive LTIP.

The following table sets forth the number of General Option Units and Stretch Option Units granted to each of our participating NEOs:

Name	Grant Date	General Option Units (#)	Stretch Option Units (#)
Mark Wallace	5/18/2020	2,322,144	580,536
Helmut Zodl	9/1/2023	920,000	230,000
Federico Morales-Zimmermann	1/16/2023	263,880	65,970
Gerardo Gonzalez	1/1/2020 1/1/2021 1/1/2022	158,328 105,552 211,104	39,582 26,388 52,776
Elizabeth Powers	5/2/2022	263,880	65,970
John Di Bert(1)	3/14/2022	965,800	241,450
Becky Kryger	1/1/2020	158,328	39,582

(1)	In connection with his resignation of employment, Mr. Di Bert forfeited 772,640 of his General Option Units and 193,160 of his Stretch Option Units.

In connection with this offering, the Executive LTIP, which is currently sponsored by Clarios International LP, will become sponsored by Clarios International Inc.

Flexible Perquisite Program

Pursuant to our Flexible Perquisite Program, our NEOs (other than Ms. Kryger) may receive reimbursements of up to 5% of their base salary each year for tax preparation or other financial planning services. In addition, our NEOs (other than Ms. Kryger) are entitled to a comprehensive annual physical exam. During 2023, Messrs. Wallace and Di Bert utilized the tax preparation and financial planning services under our Flexible Perquisite Program.

Retirement Benefits

We maintain a tax-qualified defined contribution plan (the “401(k) Plan”) in which employees of Clarios, including our NEOs (other than Mr. Gonzalez), are eligible to participate. Under the 401(k) Plan, participants may defer a portion of their annual compensation on a pre-tax basis. In addition, we make (i) matching contributions of 100% of the first 4% of a participant’s deferrals and 50% of the next 2% of a participant’s deferrals and (ii) retirement income contributions in amounts ranging from 1%-5% of cash compensation based on age and years of service. During 2023, each of our NEOs (other than Messrs. Zodl, and Gonzalez) participated in the 401(k) Plan.

In addition to the 401(k) Plan, we maintain the Clarios Retirement Restoration Plan (the “Retirement Restoration Plan”), an unfunded, non-qualified supplemental retirement plan pursuant to which we make contributions based on the employee’s compensation in excess of applicable IRS limits under the 401(k) Plan. Amounts accrued under the Retirement Restoration Plan are, subject to certain exceptions, paid out in connection with a participant’s separation from service. During 2023, each of our NEOs (other than Messrs. Zodl, Morales-Zimmermann and Gonzalez) participated in the Retirement Restoration Plan.

We also maintain the Clarios Deferred Compensation Plan (the “Deferred Compensation Plan”), under which certain U.S.-based, highly compensated employees of Clarios, including our U.S.-based NEOs, are eligible to defer a portion of their annual compensation in excess of applicable IRS limits under the 401(k) Plan. Under the Deferred Compensation Plan, participants may defer up to 50% of their annual base compensation and up to 95% of their annual incentive compensation until a future distribution date specified by the participant. During 2023, none of our NEOs participated in the Deferred Compensation Plan.

Compensation Policies and Practices

Role of Consultants

During 2023, the Board engaged Meridian Compensation Partners, LLC (“Meridian”) as outside consultants to advise the Board with respect to 2023 and 2024 compensation design decisions. Meridian does not receive any other compensation from us for any other services. Meridian provides advice to the Board from time to time on various executive compensation matters including conducting a competitive compensation analysis, which Meridian prepared in 2024. We expect to continue using the services of an outside compensation consultant for the remainder of 2024 and beyond.

In compliance with the SEC and the NYSE disclosure requirements regarding the independence of compensation consultants, the Board has assessed the independence of Meridian, including the independence of their partners, consultants and employees who advise us on executive compensation matters and governance issues, and determined that Meridian is independent for purposes of SEC and NYSE requirements.

Employment-Related Agreements

We have entered into employment-related agreements with certain of our NEOs, as described in more detail under “Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table” below.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. Although we are mindful of the benefits of tax deductibility when determining executive compensation, we may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers.

Accounting Considerations

When reviewing preliminary recommendations and in connection with approving the terms of a given incentive plan period, we review and consider the accounting implications of a given award, including the estimated expense.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our NEOs during our fiscal year ended September 30, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Mark Wallace President and Chief Executive Officer	2023	1,026,753	—	—	—	1,904,122	—	108,481	3,039,356
	2022	1,015,689	532,428	—	—	—	—	161,486	1,709,603
	2021	950,000	—	—	—	1,662,501	—	108,973	2,721,474
Helmut Zodl Chief Financial Officer	2023	60,577	1,000,000	—	—	—	—	10,051	1,070,628
Federico Morales-Zimmermann Vice President & General Manager, Global OEM Customers, Products and Engineering	2023	373,558	590,000	—	—	410,403	—	—	1,373,961
Gerardo Gonzalez(4) Vice President & General Manager, United States & Canada	2023	571,925	419,818	—	—	344,725	—	220,051	1,556,519

Elizabeth Powers Chief Human Resources Officer	2023	534,844	—	—	—	595,124	—	189,258	1,319,226
	2022	222,115	1,002,606	—	—	—	—	866,680	2,091,401
John Di Bert Former Chief Financial Officer	2023	409,567	—	—	—	—	—	159,630	569,197
	2022	390,385	192,851	—	—	—	—	117,139	700,375
Becky Kryger Former Interim Chief Financial Officer and Current Vice President and Global Controller	2023	352,333	227,571	—	—	261,265	—	31,052	872,221

(1)

Amounts in this column for 2023 reflect (i) for Mr. Zodl, a sign-on bonus payment of $1,000,000, (ii) for Mr. Morales-Zimmermann, (x) a sign-on bonus payment of $510,000 and (y) a bonus of $80,000, which was provided to offset his obligation to repay relocation expenses to a former employer, (iii) for Mr. Gonzalez, (v) $72,986 representing the third and final installment of a special 3-year incentive plan offered to Mr. Gonzalez in 2019, (w) a special one-time bonus of $81,892 for serving in two roles in FY22, paid in December 2022, (x) a “13th month” base salary payment of $46,145 and various local benefits payment in the amount of $18,747 (all of which are customary compensation elements for our Mexican operations), (y) a medical reimbursement bonus for a U.S. physical in the amount of $13,023 and (z) a discretionary annual bonus of $187,025, with such amount determined by measuring 50% of Mr. Gonzalez’s target bonus under the AIP with respect to his local segments and (iv) for Ms. Kryger, (x) a retention bonus payment of $167,003, (y) a discretionary bonus of $38,000 in recognition of Ms. Kryger serving as our interim Chief Financial Officer while we conducted a search for a new Chief Financial Officer and (z) $22,568 representing the third and final installment of a special 3-year incentive plan offered to Ms. Kryger in 2019.

(2)	This column reflects amounts paid under our AIP, as described in more detail under “Annual Incentive Program” above for 2023.
(3)	This column reflects the following amounts:

Name	Vehicle ($)(a)	Financial Planning Services ($)(b)	Relocation Expenses ($)(c)	Tax Gross-Ups and Reimbursements ($)(d)	Retirement Plan Employer Contributions ($)(e)
Mark Wallace	15,000	32,005	—	—	61,476
Helmut Zodl	—	—	5,575	4,476	—
Federico Morales-Zimmermann	—	—	—	—	—
Gerardo Gonzalez	—	—	101,532	84,296	34,223
Elizabeth Powers	15,000	—	90,822	61,613	21,823
John Di Bert(1)	8,654	13,905	53,060	34,010	50,000
Becky Kryger	—	—	—	—	31,052

(a)	Vehicle: Reflects car allowance paid pursuant to our management car program.
(b)	Financial Planning Services: Reflects amounts paid for expenses related to tax preparation or other financial planning pursuant to our Flexible Perquisite Program.
(c)	Relocation Expenses: Reflects reimbursement for or direct payment of relocation expenses.
(d)

Tax Gross-Ups and Reimbursements: Reflects tax gross-ups and other tax reimbursements for amounts paid to certain of our NEOs as follows: (i) for Mr. Gonzalez, reimbursements for international assignment-related tax refunds and gross-ups of net allowances in the amount of $84,296, (ii) for Mr. Di Bert, a tax gross-up of $8,576 to satisfy the Company’s obligations to provide an after-tax amount of $50,000 as set forth in his offer letter (as described below) with respect to the Company’s retirement plans and (iii) for Messrs. Zodl and Di Bert and Ms. Powers, a gross-up for their relocation expenses described in footnote (c).
(e)

Retirement Plan Employer Contributions: Reflects employer contributions to retirement plans as follows: (i) for Mr. Di Bert, an allowance of $19,855 to satisfy the Company’s obligations to provide an after-tax amount of $50,000 as set forth in his offer letter (as described below) with respect to the Company’s retirement plans, (ii) for Messrs. Wallace and Di Bert and Mses. Powers and Kryger, (x) employer contributions made under our 401(k) Plan in March 2023 totaling $24,237, $21,350, $19,097 and $27,450, respectively and (y) employer contributions made under our Retirement Restoration Plan in February 2023 totaling $37,239, $8,795, $2,726 and $3,602, respectively and (iii) for Mr. Gonzalez, employer contributions made to a Mexican pension plan.

(4)

Mr. Gonzalez’s compensation was originally denominated in Mexican Pesos (MXN). For purposes of this table, amounts have been converted from MXN to USD by using the exchange rate of 0.0573, which was in effect as of September 30, 2023.

Grants of Plan-Based Awards

The following table sets forth information with respect to plan-based awards granted to our NEOs during our fiscal year ended September 30, 2023.

Name	Grant Date	Non-Equity Incentive Plan Awards: Number of Shares of Stock or Units (#)		Estimated Future Payouts Under Non- Equity Incentive Plan Awards(3)
				Threshold ($)	Target ($)	Maximum ($)
Mark Wallace	—	—		516,526	1,033,052	2,066,104
Helmut Zodl	9/1/2023	920,000	(1)	375,000	750,000	1,500,000
		230,000	(2)
Federico Morales-Zimmermann	1/16/2023	263,880	(1)	157,500	315,000	630,000
		65,970	(2)
Gerardo Gonzalez(4)	—	—		187,025	374,051	748,101
Elizabeth Powers	—	—		161,438	322,875	645,750
John Di Bert	—	—		358,750	717,500	1,435,000
Becky Kryger	—	—		76,000	152,000	304,000

(1)

Reflects grants of General Option Units under the Executive LTIP. General Option Units vest 20% on each of the first five anniversaries after January 1, 2023. Because there is no threshold, target or maximum payout associated with General Option Units, we have not disclosed estimated future payouts with respect to them.

(2)

Reflects grants of Stretch Option Units under the Executive LTIP. Stretch Option Units vest 20% on each of the first five anniversaries after January 1, 2023. Because there is no threshold, target or maximum payout associated with Stretch Option Units, we have not disclosed estimated future payouts with respect to them.

(3)	The amounts in these rows represent the range of potential payouts under our AIP, as described in more detail under “Annual Incentive Program” above.
(4)

Mr. Gonzalez’s AIP target, threshold and maximum payouts were originally denominated in MXN. For purposes of this table, amounts have been converted from MXN to USD by using the exchange rate of 0.0573, which was in effect as of September 30, 2023.

Narrative Description to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We have entered into offer letters with each of our NEOs (other than Mr. Gonzalez and Ms. Kryger) (collectively, the “Employment Agreements”). Under the Employment Agreements, which do not have fixed durations, Messrs. Wallace’s, Zodl’s, Morales-Zimmermann’s and Di Bert’s and Ms. Powers’ initial base salaries were set at $950,000, $750,000, $525,000, $700,000 and $525,000, respectively. At the time the Employment Agreements were entered into, Messrs. Wallace, Zodl, Morales-Zimmermann and Di Bert and Ms. Powers were eligible to participate in the AIP with target opportunities of 100%, 100%, 60%, 100% and 60% of base salary, respectively.

In addition, the Employment Agreements provide for (i) participation in the Executive LTIP, the terms of which are described under “—Clarios International LP Executive Long-Term Incentive Plan” above, (ii) for Mr. Wallace, a one-time after-tax lump sum cash bonus of $500,000, which was paid upon the successful completion of Mr. Wallace’s first 30 days of service, (iii) for Mr. Zodl, one-time lump sum cash bonuses of $1,000,000 and $2,500,000, which are to be paid on or around September 1, 2023 and March 1, 2024, respectively, and which Mr. Zodl is required to repay if he voluntarily terminates employment within three year of receiving the second bonus, (iv) for Mr. Morales Zimmermann, one-time lump sum cash bonuses of $120,000, $390,000 and $35,000, paid on the first payroll date following his hire date, on the three-month anniversary of his hire date and the one-year anniversary of his hire date, respectively, and (v) for Ms. Powers, one-time after-tax lump sum cash bonuses of $950,000 and $125,000, paid in the first pay period following Ms. Powers’ start date and in December 2022, respectively. Finally, the Employment Agreements provide for certain benefits and perquisites, including (i) participation in the Deferred Compensation Plan, the terms of which are described under “Retirement Benefits” above, (ii) relocation benefits, participation in our Flexible Perquisite Program, participation in our 401(k) Plan and participation in our management car allowance program with a $15,000 per year car allowance, for Messrs. Wallace, Di Bert, and Ms. Powers, (iii) for Mr. Di Bert, an after-tax amount of $50,000 payable each year until he is eligible to participate in our 401(k) Plan, an after-tax annual allowance of $50,000 to cover travel and living expenses, payable until Mr. Di Bert’s relocation to the Milwaukee area, and up to $10,000 for reimbursement of legal fees in connection with the negotiation of his Employment Agreement, and (iv) for all of our NEOs, four weeks of vacation per year.

Pursuant to his Employment Agreement, Mr. Zodl will also be eligible to receive a one-time bonus in the amount of $5,000,000 if the Sale Proceeds (as defined in the Executive LTIP) are at or above 2.4 times Brookfield’s initial invested capital of approximately $2,932,000 (or $7,037,000) (the “Zodl Transaction Bonus”). The Zodl Transaction Bonus will vest 20% per year, subject to Mr. Zodl’s continued employment through each annual vesting date, and paid in connection with a Change in Control (as defined in the Executive LTIP). Determination of the payout of actual awards relative to the target payout will be based on the achievement of monetization goals outlined in the Executive LTIP.

In the event of a termination of Messrs. Wallace’s or Di Bert’s or Ms. Powers’ employment by us without Cause or Messrs. Wallace’s or Di Bert’s resignation for Good Reason (each as defined in the applicable Employment Agreement), Messrs. Wallace or Di Bert or Ms. Powers, as applicable, are entitled to receive the following severance payments and benefits under their Employment Agreements: (i) a lump-sum cash payment equal to (x) 1.5 times for Mr. Wallace and (y) 1 times for Mr. Di Bert and Ms. Powers, in each case, the sum of their then-current base salary and target annual bonus, (ii) (x) 1.5 years for Mr. Wallace and (y) 1 year for Mr. Di Bert, in each case, of health and welfare benefit continuation at then current employee contribution levels (and, for Ms. Powers, health and welfare benefit continuation to the extent provided under the Severance Policy (as described below)), (iii) any earned but unpaid prior year’s bonus and (iv) other than for Mr. Di Bert, 1 year of senior executive-level outplacement services.

Pursuant to the Employment Agreements, our NEOs are subject to certain restrictive covenants, including a 12-month (or, for Mr. Wallace, 18-month) post-termination non-competition restriction and post-termination customer and employee non-solicitation restrictions of 12 months for Mr. Di Bert, 18 months for Mr. Wallace and 24 months for Messrs. Zodl and Morales-Zimmermann and Ms. Powers.

Mr. Gonzalez entered into a Long Term International Assignment Letter with Clarios on June 28, 2022. In connection with his employment, effective as of July 1, 2022, Mr. Gonzalez was seconded from San Pedro Garza Garcia, Nuevo Leon, Mexico, to Milwaukee, Wisconsin to serve in his current position. The expected assignment term is currently three years. In connection with his secondment, Mr. Gonzalez received (i) an annual base salary of MXN 9,800,076, (ii) a target bonus under the AIP of 65% of his annual base salary, (iii) participation in the Clarios Executive Long-Term Incentive Program, (iv) tax equalization payments based on the normal tax payments or deductions he would have received in Mexico, (v) relocation expenses, (vi) the provision of furnished housing, (vii) a cost of living allowance of approximately MXN 52,920 per month, (viii) an annual leave allowance of MXN 37,493 and (ix) participation in Clarios’ transportation policies.

Ms. Kryger entered into a Retention Incentive Bonus Agreement (“Retention Bonus Agreement”) on February 18, 2022 (the “Effective Date”). Pursuant to the terms of her Retention Bonus Agreement, subject to her continued employment through each applicable vesting date and her assistance in the achievement of certain procedural goals as set forth in the Retention Bonus Agreement, Ms. Kryger would be eligible for two retention bonuses: (i) on the one-year anniversary of the Effective Date, a retention bonus of 50% of Ms. Kryger’s annual base salary as in effect on the one-year anniversary of the Effective Date and (ii) on the two-year anniversary of the Effective Date, a retention bonus of 50% of Ms. Kryger’s annual base salary as in effect on the two-year anniversary of the Effective Date (together, the “Retention Bonuses”). Upon a termination of employment other than for Cause (as defined in the Retention Bonus Agreement), or upon Ms. Kryger’s death or Permanent Disability (as defined in the Retention Bonus Agreement) the Retention Bonuses would vest immediately. Pursuant to the Retention Bonus Agreement, Ms. Kryger is subject to certain restrictive covenants, including a 12-month post-termination non-competition restriction and 24-month post-termination customer and employee non-solicitation restrictions.

2024 Long-Term Incentive Plan

In connection with this offering, we intend to establish the 2024 Long-Term Incentive Plan (the “2024 Plan”). The 2024 Plan will provide for the grant of equity-based awards to our employees, consultants, service providers and non-employee directors.

Administration. The 2024 Plan will be administered by the compensation committee (the “Committee”) of our board of directors, unless another committee is designated by our board of directors. The Committee will have the authority to, among other actions, determine eligible participants, the types of awards to be granted, the number of shares covered by any awards, the terms and conditions of any awards (and amend any terms and conditions) and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended. In addition, the Committee has the authority to waive restrictions or accelerate vesting of any award at any time.

Shares Reserve; Adjustments. The maximum number of shares of our common stock available for issuance under the 2024 Plan will not exceed     shares of our common stock. Any shares underlying substitute awards, shares remaining available for grant under a plan of an acquired company and awards that are forfeited, cancelled, expired, terminated or are otherwise lapsed, in whole or in part, or are settled in cash or withheld by us in respect of taxes (other than on stock options or stock appreciation rights), will become available for future grant under our 2024 Plan.

In the event of certain changes in our corporate structure, including any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, or other similar corporate transaction or event affecting our common stock, or changes in applicable laws, regulations or accounting principles, the Committee will make appropriate adjustments to prevent undue enrichment or harm to the number and type of common shares subject to awards, and to the grant, purchase, exercise or hurdle price for any award.

Non-Employee Director Limits. Under the 2024 Plan, the maximum number of shares of our common stock subject to an award granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year, in respect to the director’s service as a member of our board of directors during such year, will not exceed $800,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes). The independent directors may make exception to this limit for a non-executive chair of the board of directors, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Stock Options. The 2024 Plan permits the grant of incentive stock options to employees and/or non-statutory stock options to all eligible participants. The exercise price of stock options may not be less than the fair market value of our common stock on the grant date, provided that if an incentive stock option is granted to a 10%

stockholder, the exercise price may not be less than 110% of the fair market value of our common stock. Each stock option agreement will set forth the vesting schedule of the options and the term of the options, which may not exceed 10 years (or five years in the case of an incentive stock option granted to a 10% stockholder). The Committee will determine the method of payment of the exercise price. The Committee may provide in an applicable award agreement that, to the extent a stock option is not previously exercised as to all of the shares of our Common Stock subject thereto, and, if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the stock option will be deemed automatically exercised immediately before its expiration.

Stock Appreciation Rights. The 2024 Plan permits the grant of stock appreciation rights, which entitle the holder to receive shares of our common stock or cash having an aggregate value equal to the appreciation in the fair market value of our common stock between the grant date and the exercise date, times the number of shares of our common stock subject to the award. The exercise price of stock appreciation rights may not be less than the fair market value of our common stock on the date of grant. Each stock appreciation rights agreement will set forth the vesting schedule of the stock appreciation rights. The Committee may provide in an applicable award agreement that, to the extent a stock appreciation right is not previously exercised as to all of the shares of our Common Stock subject thereto, and, if the fair market value of one common share is greater than the exercise price then in effect, then the stock appreciation right will be deemed automatically exercised immediately before its expiration.

Restricted Stock and Restricted Stock Units. The 2024 Plan permits the grant of restricted stock and restricted stock units. Restricted stock awards are grants of shares of our common stock, subject to certain condition and restrictions as specified in the applicable award agreement. Restricted stock units represent the right to receive shares of our common stock (or a cash amount equal to the value of our common stock) on future specified dates. The Committee will determine the form or forms in which payment of the amount owing upon settlement of a restricted stock unit may be made.

Performance Awards. The 2024 Plan permits the grant of performance awards which are payable upon the achievement of performance goals determined by the Committee. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a performance award.

Other Cash-Based Awards and Other Stock-Based Awards. The 2024 Plan permits the grant of other cash-based and other stock-based awards, the terms and conditions of which will be determined by the Committee and specified in the applicable award agreement.

Separation from Service. In the event of a participant’s separation from service, as defined in the 2024 Plan, the Committee may determine the extent to which an award may be exercised, settled, vested, paid or forfeited prior to the end of a performance period, or the vesting, exercise or settlement of such award.

Change in Control. In the event of a change in control, as defined in the 2024 Plan, unless otherwise set forth in the applicable award agreement, (i) if a participant’s awards are continued, assumed, substituted or replaced, and within twelve months following such change in control such participant’s employment or service is terminated by us without Cause (as defined in the 2024 Plan), such awards held by such participant will become fully vested (and, in the case of any such award that is a stock option or a stock appreciation right, will be immediately exercisable), with the level of vesting for any such award that is a performance award calculated as if the applicable performance conditions had been achieved at target and (ii) if a participant’s awards are not continued, assumed, substituted or replaced, then such awards will be cancelled in consideration of a payment equal to the value of such award (or, in the case of a performance award, the target value of such award), with such value being the intrinsic value in the case of a stock option or a stock appreciation right.

Dissolution or Liquidation. In the event of the dissolution or liquidation of our company, each award will be terminated immediately prior to the consummation of such action, unless otherwise determined by the Committee.

No Repricing. Except pursuant to an adjustment by the Committee permitted under the 2024 Plan, no action may directly or indirectly reduce the exercise or hurdle price of any award established at the time of grant without stockholder approval.

Plan Amendment or Suspension. The Committee has the authority to amend or suspend the 2024 Plan, provided that no such action may be taken without stockholder approval if the approval is necessary to comply with a tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to comply. No amendment may in general adversely and materially affect a participant’s rights under any award without such participant’s written consent.

Term of the Plan. No awards may be granted under the 2024 Plan after our board of directors terminates the plan, the maximum number of shares available for issuance has been issued or 10 years from the effective date, whichever is earlier.

Outstanding Equity Awards at Fiscal Year-End

There have been no equity-based compensation programs and consequently there were no equity awards outstanding as of the end of our fiscal year ended September 30, 2023.

Option Exercises and Stock Vested

There have been no equity-based compensation programs and consequently no stock options were exercised and no stock awards vested during our fiscal year ended September 30, 2023.

Pension Benefits and Nonqualified Deferred Compensation

During our fiscal year ended September 30, 2023, none of our NEOs received pension benefits. The following table contains information with respect to the participation of our NEOs in the Retirement Restoration Plan, which provides for the deferral of compensation on a basis that is not tax-qualified, as of the end of our fiscal year ended September 30, 2023. The material terms and conditions of the Retirement Restoration Plan are set forth under “Retirement Benefits” above. None of our NEOs participate in the Deferred Compensation Plan.

Name	Executive Contributions in Last fiscal year ($)	Company Contributions in Last fiscal year ($)(1)	Aggregate Earnings in Last fiscal year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Mark Wallace	—	37,239	16,588	—	125,936
Helmut Zodl	—	—	—	—	—
Federico Morales-Zimmermann	—	—	—	—	—
Gerardo Gonzalez	—	—	—	—	—
Elizabeth Powers	—	2,726	46	—	2,768
John Di Bert(4)	—	8,795	245	—	1,806
Becky Kryger	—	3,602	3,786	—	25,615

(1)	The amounts in this column reflect contributions under the Retirement Restoration Plan and are reflected in the Summary Compensation Table.
(2)

Reflects (i) for Mr. Wallace, (x) dividends in the amount of $1,957 and (y) the account balance’s aggregate gains in fiscal year 2023; (ii) for Ms. Powers, (x) dividends in the amount of $4 and (y) the account balance’s aggregate gains in fiscal year 2023; (iii) for Mr. Di Bert, (x) dividends in the amount of $9 and (y) the account balance’s aggregate gains in fiscal year 2023; and (iv) for Ms. Kryger, (x) dividends in the amount of $397 and (y) the account balance’s aggregate gains in fiscal year 2023. No amounts reflected in this column reflect above-market or preferential earnings and are thus not reported in the Summary Compensation Table.

(3)	Reflects account balance under the Retirement Restoration Plan.

(4)

In connection with his resignation, Mr. Di Bert forfeited $7,225 upon distribution of his account balance. The amount set forth in this table reflects his vested balance he would receive upon a distribution.

Potential Payments Upon Termination or Change in Control

The below table sets forth information regarding contractual payments that would be made to our NEOs upon the occurrence of certain termination and/or change in control events. In estimating the value of such payments, the table assumes that the NEO’s employment was terminated and/or a change in control of Clarios occurred, in each case on September 30, 2023 (other than Mr. Di Bert’s termination of employment, as described in more detail below).

Name	Qualifying Termination(1)				Change in Control(2)
	Severance ($)		Health and Welfare Benefits ($)	Outplacement and Other Expenses ($)	Executive LTIP ($)
Mark Wallace	3,099,156		21,384	7,220	—
Helmut Zodl	1,500,000		18,193	—	—	(3)
Federico Morales-Zimmermann	840,000		18,193	—	—
Gerardo Gonzalez	949,513	(4)	23,430	—	—
Elizabeth Powers	861,000		19,606	7,220	—
John Di Bert(5)	—		—	—	—
Becky Kryger	722,200	(6)	17,477	—	—

(1)

Reflects (i) for Mr. Wallace and Ms. Powers, certain severance payments and benefits to which they are entitled under their Employment Agreements upon a termination of employment without Cause and, in the case of Mr. Wallace, a resignation for Good Reason, as described in more detail under “—Employment Agreements” above and (ii) for Messrs. Zodl, Morales-Zimmermann and Gonzalez and Ms. Kryger, the severance benefits described in more detail under “—Severance Policy” below.

(2)

Reflects proceeds that our NEOs would be entitled to in respect of their General Option Units and Stretch Option Units under the Executive LTIP (as described in more detail under “—Other Compensation Plans; Clarios International LP Executive Long-Term Incentive Plan”) (i) assuming that a change in control of Clarios occurred under the Executive LTIP as a result of a sale of Clarios to a person or entity not affiliated with Brookfield and (ii) based on an initial public offering price of $ per share (the bottom of the estimated initial public offering price range set forth on the cover page of this prospectus). We note that, in connection with Mr. Di Bert’s resignation, he forfeited 772,640 of his General Option Units and 193,160 of his Stretch Option Units.

(3)	For Mr. Zodl, includes the value of the Zodl Transaction Bonus.
(4)

For Mr. Gonzalez, this amount was originally denominated in MXN. For purposes of this table, this amount has been converted from MXN to USD by using the exchange rate of 0.0573, which was in effect as of September 30, 2023.

(5)	Mr. Di Bert resigned effective as of April 28, 2023. He did not receive any severance in connection with his resignation.
(6)	For Ms. Kryger, includes the portion of her Retention Bonus that vested on February 18, 2024.

Severance Policy

U.S.-based employees of Clarios (including our U.S.-based NEOs) who do not otherwise have contractual severance protections are eligible to participate in our U.S. Severance Policy (the “Severance Policy”), pursuant to which our U.S.-based NEOs are eligible to receive (i) cash severance equal to 52 weeks of base salary (payable either in a lump sum or through salary continuation), (ii) a pro-rated target bonus for the year of termination (with a minimum of 3 months of pro-ration), and (iii) 52 weeks of continued health and welfare benefits at the then-current employee contribution levels. Severance under the Severance Policy is subject to the NEO’s execution of a general release of claims against the Company and a restrictive covenant agreement containing a one-year post-termination non-competition restriction, two-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality obligations.

Restrictive Covenants

In addition to the restrictive covenants under the Employment Agreements, the Separation Agreements and the Severance Policy, each of our NEOs are subject to certain restrictive covenants under our AIP, including a one-year post-termination non-competition restriction, two-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality and non-disparagement obligations.

Compensation of our Directors

2023 Director Compensation

The following table sets forth information concerning the compensation earned by certain of our non-employee directors during the fiscal year ended September 30, 2023. No other director received compensation for service on our board of directors.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Diarmuid O’Connell	$500,000	$500,000
Catherine Clegg	$240,000	$240,000
Stephen Girsky	$245,000	$245,000
Michael Norona	$250,000	$250,000
Maryrose Sylvester	$240,000	$240,000

For the period from October 1, 2022 through September 30, 2023, (i) each of our non-employee directors received an annual cash retainer of $230,000, (ii) Mr. O’Connell received an annual cash retainer of $270,000 for his service as chairman of the board, (iii) Mr. Norona received an annual cash retainer of $20,000 for his service as audit committee chair, (iii) Mr. Girsky received an annual cash retainer of $15,000 for his service sustainability and risk management committee chair and (iv) each of Ms. Clegg and Ms. Sylvester received an annual cash retainer of $10,000 for their service as members of the audit committee. Members of our board were also eligible for reimbursement for reasonable travel and other out-of-pocket expenses.

New Director Compensation Policy

In connection with this offering, our board of directors has approved the adoption of a non-employee director compensation policy pursuant to which each of our non-employee directors will be eligible to receive annual compensation for their service on our board of directors. The non-employee directors will be eligible to receive an annual cash retainer of $85,000, plus additional annual cash compensation for service as non-executive chair or as a chair or member of a committee of our board, as follows: Board Chair: $102,500; Audit Committee Chair: $20,000; Audit Committee Member: $10,000; Governance and Compensation Committee Chair: $15,000; and Sustainability and Risk Management Committee Chair: $15,000. The annual cash compensation is payable in quarterly installments in arrears. Except as provided below, non-employee directors will have the opportunity to elect to receive cash-settled restricted stock units under the 2024 Plan in lieu of the annual cash retainer, which will be issued on the same terms (including vesting and settlement terms) as the equity-based compensation described below.

Except as provided below, the non-employee directors will also be eligible to receive the following equity-based compensation in the form of cash-settled restricted stock units with respect to shares of our common stock granted pursuant to the 2024 Plan, the settlement of which will occur upon a separation from service (or, if earlier, upon a change in control (as defined in the 2024 Plan)):

•

an initial grant made in connection with this offering with a value at grant of $    (or $    for the Board Chair), vesting at the time of the annual meeting that occurs during the 2024 fiscal year (or, if earlier, upon death, disability or a change in control); and

•

an annual grant with a value at grant of $    (or $    for the Board Chair), to be made on or about the date of our annual stockholder meeting, beginning with the annual meeting that occurs during the 2024 fiscal year, and vesting upon the earlier of (i) one year following the grant date and (ii) the subsequent annual meeting (or, if earlier, upon death, disability or a change in control).

All board compensation to be paid to any non-employee director who is an employee of Brookfield or CDPQ will be paid to Brookfield or CDPQ, as applicable, and all compensation to be paid to such directors, including any that would otherwise be paid in the form of cash-settled restricted stock units, will instead be paid to Brookfield or CDPQ, as applicable, in cash.

In addition, any non-employee director who is not an employee of Brookfield or CDPQ will be required to, within five years of joining our board of directors, acquire shares of our common stock or cash-settled restricted stock units under the 2024 Plan having a value equal to at least three times such director’s combined cash and equity retainer, or $690,000 (or $1,500,000 for the Board Chair).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure” and “Executive Compensation.”

Following this offering, the Sponsor Group and its affiliates will continue to be our controlling stockholder, as the owner of approximately  % of our common stock (or approximately  % if the underwriters exercise their option to purchase additional shares in full). In addition, our Sponsor has indicated that it or its affiliates may purchase in this offering up to $   , or up to approximately   of our shares of common stock (based on the midpoint of the price range set forth on the cover page of this prospectus), at the same price as the price paid by the underwriters in this offering, in which case they would directly own, upon completion of the offering, approximately  % of our common stock.

Registration Rights Agreement

In connection with this offering, we will enter into the Registration Rights Agreement with the Sponsor Group, which will provide for customary “demand” registrations and “piggyback” registration rights. The Registration Rights Agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Stockholders Agreement

In connection with this offering, we will enter into the Stockholders Agreement with the Sponsor Group. The Stockholders Agreement will require us to, among other things, for so long as the Sponsor Group is controlled by Brookfield and the Sponsor Group owns or controls at least: (i) 25% of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal a majority of the board of directors (including the chair of the board of directors), and (ii) between 15% and 24.99% of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors servicing as directors of our company will be equal to the greater of (x) 25% of the board of directors and (y) three directors. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the Stockholders Agreement will require us to nominate an individual designated by the Sponsor Group for election to fill the vacancy.

Pursuant to the Stockholders Agreement, for so long as the Sponsor Group continues to own or control at least 25% of our issued and outstanding common stock, the Company shall not (and shall cause each of the Company’s subsidiaries not to), in each case, without the prior written consent of the Sponsor Group: (i) agree to or consummate any acquisition, whether by purchase, contribution, merger, consolidation or otherwise, of any property, assets or equity interests for consideration with a fair market value, as determined in good faith by the Board, of greater than $250 million in any single transaction or series of related transactions; (ii) issue any Equity-based Security of the Company or any of its subsidiaries in excess of $75 million in any single transaction or series of related transactions, other than (x) any issuance of equity securities of the Company to service providers, employees or directors pursuant to any employee benefit plan or compensatory plan or arrangement of the Company or any of its subsidiaries or (y) by any subsidiary of the Company to the Company or another subsidiary of the Company; or (iii) create, incur or assume any Indebtedness that would result in aggregate Indebtedness of the Company and its subsidiaries exceeding $400 million, other than any intercompany borrowings.

Indemnification of Directors and Officers

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Transactions with Related Parties

Upon the consummation of this offering, we will adopt a written related person transaction policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Existing arrangements with related parties and new arrangements with related parties that are entered into in connection with this offering, in each case (i) that are described in this prospectus, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.

Tax Receivable Agreement

We have entered into the TRA with the Sponsor Group in connection with the Reorganization. We and our subsidiaries have generated, or are expected to generate, certain tax benefits, which may reduce our liability for certain taxes that we might otherwise be required to pay. These tax benefits, which we collectively refer to as the Covered Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in certain of our assets prior to the consummation of this offering and to which we have succeeded as a result of the Reorganization, (ii) the utilization of our and our subsidiaries’ net operating losses, if any, attributable to periods prior to the Reorganization, and (iii) certain other tax benefits attributable to payments made under the TRA. The TRA provides for payments to the Sponsor Group in an amount equal to 85% of the aggregate reduction in U.S. federal, state, and local income taxes payable deemed to have been realized by us and our subsidiaries (using an assumed combined state and local income tax rate of 4.32%) from the deemed utilization of such Covered Tax Benefits.

The obligations under the TRA will be our obligations and not obligations of our subsidiaries and are not conditioned upon the Sponsor Group maintaining a continued direct or indirect ownership interest in us. For purposes of the TRA, the aggregate reduction in income tax payable by us is computed by comparing our income tax liability with our hypothetical liability had we not been able to utilize the Covered Tax Benefits, with each of the income tax liability and hypothetical liability taking into account several assumptions and adjustments, including, for example, that:

•	we will pay state and local taxes at a rate of 4.32%, even though our actual effective state and local tax rate may differ;

•	Section 250 of the Internal Revenue Code of 1986, as amended (the “Code”), which provides for reduced rates of taxation with respect to certain types of income, does not apply to us; and

•	certain limitations apply to our ability to utilize tax benefits other than the Covered Tax Benefits to offset our taxable income.

The foregoing assumptions and adjustments could require us to make payments under the TRA that are significantly greater than the benefits we realize in respect of the Covered Tax Benefits.

We could also be required to make payments under the TRA even though we have not actually realized benefits with respect to the Covered Tax Benefits.

We expect that the payments we make under the TRA will be substantial. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the TRA, we expect that future payments under the TRA will aggregate to approximately $633 million. We intend to fund the payments required under the TRA with cash flow generated by our operations. Depending on the amount and timing of our future earnings (if any) and on other factors, including the effect of any limitations imposed on our ability to use the Covered Tax Benefits, it is possible that all payments required under the TRA could become due within a relatively short period of time. The actual amount and utilization of the Covered Tax Benefits, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the amount, character, and timing of our and our subsidiaries’ taxable income in the future.

The TRA will remain in effect until all such Covered Tax Benefits have been used or expired.

Payments under the TRA are generally required to be made on February 15 of the calendar year following the taxable year with respect to which the payment obligation arises based on our estimates of taxable income for such taxable year, with certain final payments made after our tax return for such taxable year has been filed. Late payments accrue interest at an agreed default rate.

Were the Internal Revenue Service to successfully challenge the availability or amount of any of the Covered Tax Benefits, the Sponsor Group would not reimburse us for any payments previously made under the TRA, but future payments under the TRA, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the Internal Revenue Service. As a result, we could make payments under the TRA in excess of our actual cash savings in income tax.

We have full responsibility and sole discretion over all tax matters concerning the Company. However, we will be required to notify the Sponsor Group of any audit by a taxing authority, the outcome of which is reasonably expected to affect the Sponsor Group’s rights under the TRA, and we are prevented from engaging in transactions and taking certain actions that have the principal purpose of reducing payments under the tax matters agreement.

Certain risks related to the TRA are also discussed above in the section entitled “Risk Factors.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Secured Credit Facilities

Concurrently with the closing of the Acquisition, the Borrower entered into a credit agreement with, among others, the Co-Borrower, Holdings, as holding company guarantor, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, providing for the Senior Secured Credit Facilities. On March 5, 2021, the parties thereto entered into a repricing amendment to the Senior Secured Credit Facilities, which lowered the applicable margins related to the term loans thereunder by 0.25%. On March 14, 2023, the parties thereto entered into the 2023 RCF Amendment, which refinanced and replaced the commitments thereunder with $800 million aggregate commitments that mature on March 14, 2028, subject to a springing maturity date with respect to certain existing indebtedness, including the existing notes. On May 4, 2023, the parties thereto entered into the 2023 Term Loan Amendment, which provided for the USD Term Loan. On January 12, 2024, the parties thereto entered into the 2024 Term Loan Amendment, which lowered the applicable margin related to the USD Term Loan by 0.75%.

Under the Senior Secured Credit Facilities, we have the ability to increase the amount of term loans or add a revolving facility, or incur equivalent debt, in an aggregate amount not to exceed (a) a “fixed” amount set at the greater of $1,330.0 million and 80% of consolidated EBITDA on a trailing four quarter basis plus (b) an additional amount subject to (i) if such indebtedness is secured by a lien on the collateral that is pari passu with the lien on the collateral securing the Senior Secured Credit Facilities, the first lien net leverage ratio not exceeding the greater of (1) 5.00 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the first lien net leverage ratio immediately prior to the incurrence of such indebtedness, (ii) if such indebtedness is secured by a lien on the collateral that is junior to the lien on the collateral securing the Senior Secured Credit Facilities, the secured net leverage ratio not exceeding the greater of (1) 5.50 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the secured net leverage ratio immediately prior to the incurrence of such indebtedness or (iii) if such indebtedness is unsecured or secured by assets that do not secure the Senior Secured Credit Facilities, either (x) the total net leverage ratio not exceeding the greater of (1) 6.60 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the total net leverage ratio immediately prior to the incurrence of such indebtedness or (y) the interest coverage ratio not being less than the lesser of (1) 2.00 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the interest coverage ratio immediately prior to the incurrence of such indebtedness. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide commitments in respect of any such increase or incurrence.

Interest Rate and Fees

Amounts borrowed under the Senior Secured Credit Facilities are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. dollars, a base rate determined by reference to the highest of (i) the rate last quoted by The Wall Street Journal (or, if such rate is not quoted by The Wall Street Journal, another national publication selected by the administrative agent in consultation with the Borrower) as the U.S. “Prime Rate” in effect on such day, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month Term SOFR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) (i) for Term SOFR rate loans denominated in U.S. dollars, a rate determined by reference to the highest of (x) the Term SOFR rate based on the interest period of the applicable borrowing and (y) 0.00% or (ii) for Eurodollar rate loans denominated in Euros, a rate determined by reference to the highest of (x) the EURIBOR rate based on the interest period of the applicable borrowing and (y) 0.00%.

The applicable margin for (i) the USD Term Loan is 2.00% per annum in the case of base rate loans and 3.00% per annum in the case of Term SOFR rate loans and (ii) the Euro Term Loan is 3.25% per annum for EURIBOR rate loans. The applicable margin under the Revolving Facility is based on a leverage-based pricing grid which does not exceed 3.25% per annum (in the case of Term SOFR rate loans or Eurodollar rate loans denominated in Euros) and 2.25% per annum (in the case of base rate loans).

We are required to pay an unused line fee to the lenders under the Revolving Facility on the committed but unutilized balance of the Revolving Facility at a rate of, initially, 0.50% per annum, subject to stepdowns upon the achievement of certain first lien net leverage ratios.

Mandatory Repayments

The credit agreement governing the Senior Secured Credit Facilities requires us to prepay outstanding term loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of debt not permitted under the Senior Secured Credit Facilities and debt incurred to refinance the Senior Secured Credit Facilities, (2) 50% (which percentage is reduced to 25% and 0% if our first lien net leverage ratio is less than specified levels) of our annual excess cash flow (as defined in the credit agreement governing the Senior Secured Credit Facilities) minus the amount of any voluntary prepayments of first lien term loans and certain other debt, and any voluntary prepayment of certain first lien revolving facilities to the extent such prepayment is accompanied by a permanent commitment reduction, in each case made (or committed to be made) during the applicable calculation period (or, at the Borrower’s option, after the applicable calculation period and prior to the payment due date) and further reduced by certain other amounts and (3) 100% (which percentage is reduced to 50% and 0% if our first lien net leverage ratio is less than specified levels) of the net cash proceeds of asset sales or other dispositions of assets constituting collateral pursuant to the “unlimited” basket (and including non-ordinary course casualty or condemnation events with respect to assets constituting collateral) by the Borrower or by any guarantor, subject to reinvestment rights and certain other exceptions. Mandatory repayments are applied pro rata across the term loans, subject to certain exceptions.

Voluntary Repayments

We may voluntarily prepay outstanding loans under the Revolving Facility, the USD Term Loan or the Euro Term Loan at any time without premium or penalty, other than customary “breakage” costs.

Amortization and Final Maturity

The USD Term Loan amortizes at 1% per annum in equal quarterly installments, with the balance payable at maturity. The Euro Term Loan does not amortize.

Guarantees and Security

Holdings and certain of the Borrower’s direct and indirect wholly-owned subsidiaries (and, at our option, other subsidiaries of the Borrower) unconditionally guarantee all obligations under the Senior Secured Credit Facilities (with certain agreed-upon exceptions).

All obligations under the Senior Secured Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by:

•	a pledge of 100% of the equity interests of the Borrower and certain of the equity interests held by the Borrower or any guarantor subsidiary; and

•	a security interest in substantially all other tangible and intangible assets of Holdings, the Borrower and each guarantor subsidiary, subject to certain permitted liens and customary exceptions.

The liens securing our obligations under the Senior Secured Credit Facilities are second priority liens on the “borrowing base” (and certain other) assets securing the ABL Facility and first priority liens on the other relevant assets of Holdings, the Borrower and the guarantor subsidiaries, subject to customary exceptions and liens permitted under the Senior Secured Credit Facilities.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Borrower and its restricted subsidiaries to, among other things:

•	incur additional indebtedness, including finance leases;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain indebtedness;

•	make investments, loans, advances and acquisitions;

•	enter into agreements with negative pledge clauses;

•	engage in transactions with our affiliates;

•	sell or dispose of assets, including the capital stock of our subsidiaries;

•	make certain fundamental changes, including consolidate or merge; and

•	create liens.

The credit agreement governing the Senior Secured Credit Facilities also contains a customary passive holding company covenant applicable to Holdings and a leverage-based financial maintenance covenant, applicable only to the Revolving Facility and only applicable if certain exposures thereunder exceed a threshold amount on the last day of a fiscal quarter.

The credit agreement governing the Senior Secured Credit Facilities also contains certain events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other events of default in connection with our other material indebtedness, a change of control and certain bankruptcy events, among others.

ABL Facility

Concurrently with the closing of the Acquisition, the Borrower entered into a credit agreement with, among others, the Co-Borrower, as US co-borrower, Clarios Recycling GmbH, each of the other borrowers from time to time party thereto, Holdings, as holding company guarantor, Citibank, N.A. and/or its affiliates, as administrative agent and collateral agent, and the lenders and issuing banks party thereto, for an asset-based revolving credit facility which allowed us to draw up to $500 million, subject to borrowing base availability, and which was scheduled to mature in 2024. On March 5, 2020, the parties thereto entered into an incremental amendment to the ABL Facility which increased the aggregate commitments thereunder by $250 million to $750 million, subject to borrowing base availability. On March 14, 2023, the parties thereto entered into the 2023 ABL Amendment which refinanced and replaced the commitments thereunder with $800 million aggregate commitments, subject to borrowing base availability, that mature on March 14, 2028, subject to a springing maturity date with respect to certain existing indebtedness, including the existing notes. A sublimit of $375 million applies to German borrowers. We have the ability to request the issuance of letters of credit up to a maximum aggregate amount of $264.5 million. Under the ABL Facility, we have the ability to increase the amount of revolving commitments outstanding thereunder by certain amounts. The lenders under the ABL Facility are not under any obligation to provide commitments in respect of any such increase.

Amounts borrowed under the ABL Facility are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. dollars, a base rate determined by reference to the highest of (i) the rate of interest announced publicly by Citibank, N.A. in New York, from time to time, as its prime rate, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month Term SOFR rate (which shall not be less than 0.00%) plus 1.00% per annum, (b) for Term SOFR rate loans denominated in U.S. dollars, a rate determined by reference to the highest of (i) the Term SOFR rate based on the interest period of the applicable borrowing and (ii) 0.00% or (c) for Eurodollar rate loans denominated in Euros, a rate determined by reference to the highest of (i) the EURIBOR rate based on the interest period of the applicable borrowing and (ii) 0.00%. Asset-based revolving loans denominated in other currencies are subject to interest at a rate per annum equal to an applicable margin plus the customary floating benchmark rate for such currency.

The applicable margin with respect to borrowings under the ABL facility is based on a historical excess availability-based pricing grid which does not exceed 1.75% per annum (in the case of Term SOFR rate loans or Eurodollar rate loans) and 0.75% per annum (in the case of base rate loans). We also are required to pay an unused line fee to the lenders under the ABL Facility on the committed but unutilized balance of the ABL Facility at a rate of 0.375% or 0.250% per annum, which varies depending on utilization.

The ABL Facility contains customary covenants and restrictions that, among other things and subject to certain exceptions, restrict the ability of the borrowers and their restricted subsidiaries to, among others:

•	incur additional indebtedness, including finance leases;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain indebtedness;

•	make investments, loans, advances and acquisitions;

•	enter into agreements with negative pledge clauses;

•	engage in transactions with our affiliates;

•	sell or dispose of assets, including the capital stock of our subsidiaries;

•	make certain fundamental changes, including consolidate or merge; and

•	create liens.

The credit agreement governing the ABL Facility also contains a customary passive holding company covenant applicable to Holdings.

The ABL Facility requires us to maintain a fixed-charge coverage ratio of at least 1.0 to 1.0 if Specified Availability (as defined below and more particularly defined in the credit agreement governing the ABL Facility) is less than the greater of (i) 10% of the maximum amount that can be borrowed under the ABL Facility, based on the lesser of the borrowing base and the aggregate commitments under the ABL Facility at such time (the “Line Cap”) and (ii) $55 million. “Specified Availability” is the sum of (i) the amount by which the Line Cap exceeds the total exposure under the ABL Facility at such time and (ii) the amount (if any, and not to be less than zero or exceed 5% of the aggregate commitments under the ABL Facility) by which the borrowing base at such time exceeds the aggregate commitments under the ABL Facility.

Certain of our direct and indirect wholly-owned subsidiaries may be co-borrowers under the ABL Facility. Such obligations are also unconditionally guaranteed by Holdings and each of the Borrower’s other direct and indirect wholly-owned subsidiaries (with certain agreed-upon exceptions).

All obligations under the ABL Facility, and the guarantees of those obligations, are secured by first priority liens on customary ABL priority collateral including accounts receivable, deposit and securities accounts and inventory, with customary exclusions (the “ABL Priority Collateral”) and second priority liens on the other relevant assets of Holdings, the co-borrowers and the guarantor subsidiaries, subject to customary exceptions and liens permitted under the ABL Facility.

The credit agreement governing the ABL Facility also contains certain events of default, including payment defaults, failure to perform or observe covenants (including a financial covenant), cross-defaults with other events of default in connection with our other material indebtedness, a change of control and certain bankruptcy events, among others.

The available borrowing capacity under the ABL Facility varies monthly according to the levels of our eligible accounts receivables, eligible unbilled receivables, eligible inventory and certain qualified cash and the amount of any reserves imposed by the administrative agent. In addition, there is no ability to borrow during a default or an event of default.

The Secured Notes

6.250% Senior Secured Notes due 2026

On April 1, 2019, the Borrowers issued $1,000.0 million aggregate principal amount of 6.250% Senior Secured Notes due 2026. The 2026 USD Secured Notes mature on May 15, 2026. Interest accrues on the 2026 USD Secured Notes at a rate of 6.250% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The 2026 USD Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2026 USD Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

The Borrowers may redeem the 2026 USD Secured Notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The 2026 USD Secured Notes are redeemable, in whole or in part, at the redemption prices set forth in the applicable indenture.

4.375% Senior Secured Notes due 2026

On April 1, 2019, the Borrowers issued €700.0 million aggregate principal amount of 4.375% Senior Secured Notes due 2026. The Euro Secured Notes mature on May 15, 2026. Interest accrues on the Euro Secured Notes at a rate of 4.375% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The Euro Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The Euro Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

The Borrowers may redeem the 2026 Euro Secured Notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The 2026 Euro Secured Notes are redeemable, in whole or in part, at the redemption prices set forth in the applicable indenture.

6.750% Senior Secured Notes due 2025

On May 20, 2020, the Borrowers issued $500.0 million aggregate principal amount of 6.750% Senior Notes due 2025. The 2025 Secured Notes mature on May 15, 2025. Interest accrues on the 2025 Secured Notes at a rate of 6.750% per annum from May 20, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The 2025 Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2025 Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

The Borrowers may redeem the 2025 Secured Notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The 2025 Secured Notes are redeemable, in whole or in part, at the redemption prices set forth in the applicable indenture.

6.750% Senior Secured Notes due 2028

On May 4, 2023, the Borrowers issued $750 million aggregate principal amount of the Issuers’ 6.750% Senior Secured Notes due 2028. The 2028 Secured Notes mature on May 15, 2028. Interest accrues on the 2028 Secured Notes at a rate of 6.750% per annum from May 15, 2023, and interest is payable semi-annually on May 15 and November 15 of each year. The 2028 Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2028 Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

Prior to May 15, 2025, the Borrowers may redeem some or all of the 2028 Secured Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium. The Borrowers may also redeem (i) up to 40% of the aggregate principal amount of the 2028 Secured Notes before May 15, 2025 with the net cash proceeds from certain equity offerings, (ii) all or a portion of the 2028 Secured Notes before May 15, 2025 in an aggregate principal amount not to exceed the net cash proceeds of a qualifying initial public offering and/or (iii) up to 10% of the aggregate principal amount of the 2028 Secured Notes during any 12-month period prior to May 15, 2025, in each case at the applicable redemption prices set forth in the applicable indenture. The Borrowers may also redeem the notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The 2028 Secured Notes will be redeemable, in whole or in part, at any time on or after May 15, 2025 on the applicable redemption dates and at the redemption prices set forth in the applicable indenture.

The Secured Notes and the related guarantees are the Borrowers’ and the guarantors’ senior secured obligations and rank (i) pari passu in right of payment with all of the Borrowers’ and the guarantors’ existing and future senior indebtedness; (ii) senior in priority as to certain fixed asset collateral under the ABL Facility, to the extent of the value of such collateral; (iii) junior in priority as to certain priority collateral under the ABL Facility, to the extent of the value of such collateral; (iv) pari passu in priority as to collateral under the Senior Secured Credit Facilities; and (v) senior in priority as to certain fixed asset collateral with respect to the Borrowers’ and the guarantors’ future obligations secured by a junior priority lien on the fixed asset collateral, to the extent of the value of such collateral.

If, prior to maturity, we experience certain kinds of changes of control, we are required to offer to repurchase any or all of the Secured Notes at a repurchase price equal to 101% of the aggregate principal amount of the Secured Notes, plus any accrued and unpaid interest.

The indentures governing the Secured Notes also contain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (i) incur certain liens; (ii) transfer or sell assets; and (iii) merge or consolidate.

The indentures governing the Secured Notes also contain customary events of default, including (i) failure to pay principal or interest on the Secured Notes when due and payable; (ii) failure to comply with certain covenants or agreements in the indenture if not cured or waived as provided in the indenture, as applicable; (iii) failure to pay our indebtedness or indebtedness of any Restricted Subsidiary (as such term is defined in the applicable indenture) in excess of the greater of (x) $350 million or (y) 22.5% of LTM EBITDA (as such term is defined in the applicable indenture) measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination within any applicable grace period after maturity or acceleration; (iv) certain events of bankruptcy, insolvency, or reorganization; (v) failure to pay any judgment or decree for an amount in excess of the greater of (x) $350 million or (y) 22.5% of LTM EBITDA measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination against us or any Significant Subsidiary (as such term is defined in the applicable indenture) that was not discharged, waived or stayed as provided in the applicable indenture; and (vi) cessation of any guarantee of Holdings or any guarantor that is a Significant Subsidiary to be in full force and effect or an assertion by the Borrower or any guarantor that is a Significant Subsidiary in any pleading in any court of competent jurisdiction that any security interest in the Secured Notes is invalid or unenforceable. In the case of an event of default, the principal amount of the applicable Secured Notes plus accrued and unpaid interest would be accelerated.

The Unsecured Notes

8.500% Senior Notes due 2027

On April 1, 2019, the Borrowers issued $1,950.0 million aggregate principal amount of 8.500% Senior Notes due 2027, pursuant to an indenture, dated as of April 1, 2019, among the Borrowers, Holdings, and Citibank, N.A., as trustee, paying agent, registrar and transfer agent. The Unsecured Notes mature on May 15, 2027. Interest accrues on the Unsecured Notes at a rate of 8.500% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The Unsecured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The Unsecured Notes are unsecured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

The Borrowers may redeem the 2027 Unsecured Notes, in whole but not in part, upon certain changes in tax laws at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. The 2027 Unsecured Notes are redeemable, in whole or in part, at the redemption prices set forth in the applicable indenture.

The indenture governing the Unsecured Notes also contains customary events of default, including (i) failure to pay principal or interest on the Unsecured Notes when due and payable; (ii) failure to comply with certain covenants or agreements in the indenture if not cured or waived as provided in the indenture, as applicable; (iii) failure to pay our indebtedness or indebtedness of any Restricted Subsidiary (as such term is defined in the indenture) in excess of the greater of (x) $350 million or (y) 22.5% of LTM EBITDA (as such term is defined in the indenture) measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination within any applicable grace period after maturity or acceleration; (iv) certain events of bankruptcy, insolvency, or reorganization; (v) failure to pay any judgment or decree for an amount in excess of the greater of (x) $350 million or (y) 22.5% of LTM EBITDA measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination against us or any Significant Subsidiary (as such term is defined in the applicable indenture) that was not discharged, waived or stayed as provided in the indenture; and (vi) cessation of any guarantee of Holdings or any guarantor that is a Significant Subsidiary to be in full force and effect. In the case of an event of default, the principal amount of the applicable Unsecured Notes plus accrued and unpaid interest would be accelerated.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of      , 2024, by:

•	each person or group whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and NEOs individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of      , 2024. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes    shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on    shares of common stock outstanding as of      , 2024, and    shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ over-allotment option. The table below does not reflect any shares of our common stock that may be purchased through the reserved share program described under “Underwriting—Reserved Share Program.” Unless otherwise indicated, the address for each listed stockholder is: c/o Clarios International Inc., 5757 N Green Bay Avenue, Glendale, Wisconsin, 53209-4408. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent %	Number	Percent %
5% Shareholders
Entities affiliated with the Sponsor Group(2)
Directors and Officers
Mark Wallace
Becky Kryger
Helmut Zodl
Federico Morales-Zimmermann
Gerardo Gonzalez
Leslie Wong
Dr. Werner Benade
Claudio Morfe
Elizabeth Powers
Diarmuid O’Connell
Ron Bloom
Catherine Clegg
Stephen Girsky
Hermes Gonzalez-Bello
Sean McLaughlan
Michael Norona
Justin Shaw
Maryrose Sylvester
Bertrand Villon
All directors and officers as a group (19 persons)

(1) Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)

Such shares of common stock are collectively held by the entities forming the Sponsor Group, including (i) Brookfield BBP Bermuda Holdings IX Limited, (ii) Panther Sub-Holdings (Bermuda IX) Limited, (iii) Panther Sub-Holdings (Bermuda IX) Limited, (iv) BCP V AIV I LLC, (v) Current Aggregator 1 LP and (vi) Current Aggregator 2 LP. Each of Brookfield and CDPQ may be deemed to beneficially own the shares of common stock held by the Sponsor Group, but each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of the Sponsor Group is c/o Brookfield Capital Partners LLC, 250 Vesey Street, 15th Floor, Brookfield Place, New York, New York 10281.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of    shares of common stock, par value $0.01 per share.

Common Stock

Common stock outstanding. As of     , 2024 there were shares of common stock outstanding which were held of record by     stockholders. There will be      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Clarios, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares of common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors. See also “Dividend Policy.”

Stockholder Meetings

Our amended and restated certificate of incorporation and our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated certificate of incorporation will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the president of the Company, or, until the time that the Sponsor Group is no longer controlled by Brookfield and the Majority Ownership Requirement is no longer met, at the request of the Sponsor Group. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Corporate Opportunity

Our amended and restated certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Sponsor Group or any of its affiliates or any Sponsor Director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

In addition, to the fullest extent permitted by law, in the event that the Sponsor Group or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.

Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation and bylaws will contain, and the DGCL contains, certain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Classified Board; Election of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. We expect that the Sponsor Directors will be divided as nearly as equally among the three classes of directors as is practicable. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that following the time when the Majority Ownership Requirement is no longer met, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, further, however, that specified directors designated pursuant to the Stockholders Agreement may not be removed without cause without the consent of the designating party. In addition, our amended and restated certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, that following the time when the Majority Ownership Requirement is no longer met, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting or, until the time that the Sponsor Group is no longer controlled by Brookfield and the Majority Ownership Requirement is no longer met, by written consent of the Sponsor Group in lieu of a meeting. Our amended and restated certificate of incorporation will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the board of directors, the chief executive officer or the president of the Company or, until the time that the Sponsor Group is no longer controlled by Brookfield and the Majority Ownership Requirement is no longer met, at the request of holders of the Sponsor Group. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Sponsor Group so long as the Sponsor Group is controlled by Brookfield and the Majority Ownership Requirement is met. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

Supermajority Approval Requirements

The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that, following the time that the Majority Ownership Requirement is no longer met, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

The authorized but unissued shares of common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the NYSE. The existence of authorized but unissued and unreserved common stock and any future authorization of preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred Stock” and “—Authorized but Unissued Capital Stock” above.

Business Combinations with Interested Stockholders

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We will expressly elect not to be governed by the “business combination” provisions of Section 203 of the DGCL until such time as the Sponsor Group does not beneficially own 25% or more of the then outstanding shares of our common stock, at which time we will automatically become subject to Section 203 of the DGCL. However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or (iii) on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder. Our amended certificate of incorporation will provide that the Sponsor Group and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. See “Risk factors—Risks Related to our Common Stock and this Offering—The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.”

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s or officer’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

•	any transaction from which the director or officer derived an improper personal benefit; and

•	any action by an officer in connection with a claim brought by or in the right of the Company.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Listing

Our shares of common stock have been approved for listing on the NYSE under the symbol “BTRY.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions of cash or other property will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable IRS Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have    shares (or    shares of common stock outstanding if the underwriters exercise their option to purchase additional shares of common stock in full). Of these shares, the    shares (or    shares if the underwriters exercise their option to purchase additional shares of common stock in full) sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.    shares of common stock existing are “restricted shares” as defined in Rule 144. Our Sponsor has indicated that it or its affiliates may purchase in this offering up to $   , or up to approximately    of our shares of common stock (based on the midpoint of the price range set forth on the cover page of this prospectus), at the same price as the price paid by the underwriters in this offering, in which case they would directly own, upon completion of the offering, approximately    shares of our common stock, or  % of our common stock. Any shares sold to our Sponsor or its affiliates will be subject to the lock-up restrictions described in “Underwriting.” Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 90 days from the date of this prospectus.

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately     shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that certain holders of our capital stock, including the Sponsor Group, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

We, our directors and executive officers and holders of substantially all of our common stock, have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of      . See “Underwriting.”

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters.         is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to     additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

In addition, our Sponsor has indicated that it or its affiliates may purchase in this offering up to $    , or up to approximately       of our shares of common stock (based on the midpoint of the price range set forth on the cover page of this prospectus), at the same price as the price paid by the underwriters. Any shares sold to our Sponsor or its affiliates will be subject to the lock-up restrictions described below. The underwriters will not receive any underwriting discounts or commissions on any shares of common stock sold to our Sponsor or its affiliates. The number of shares of common stock available for sale to the general public will be reduced to the extent our Sponsor or its affiliates purchase such shares of common stock.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . We have agreed to reimburse the underwriters for expenses up to $     for expenses related to clearance of this offering with FINRA and certain other fees and expenses in connection with this offering. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Reserved Share Program

At our request, an affiliate of      , a participating underwriter, has reserved for sale, at the initial public offering price, up to  % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other Matters

We have agreed that, subject to certain exceptions, we will not, without the prior written consent of       for a period of 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or publicly file with, the SEC a registration statement under the Exchange Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities.

Our directors and executive officers, and holders of substantially all of our common stock (the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of them, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of      , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)); (ii) enter into any hedging, swap or other agreement, transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable for our common stock, except as those demands or exercises do not involve any public disclosure or filing; or (iv) publicly disclose the intention to undertake any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

     , in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, any stockholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our shares of common stock have been approved for listing on the NYSE under the symbol “BTRY.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant Member State (other than a Relevant Member State where there is a permitted public offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Notice to Prospective Investors in the United Kingdom

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.

in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”); provided that no such offer of Shares shall result in a requirement for the Issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to the Company and the underwriters that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each such intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the

Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Republic of Korea

The shares of our common stock have not been registered under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, due to restrictions under and the requirements of the securities laws of the Republic of Korea, the shares of our common stock are not being offered or sold and may not be offered or sold, and the registration statement of which this prospectus forms a part may not be circulated or distributed, directly or indirectly, in such jurisdiction. Persons located in or who are resident of such jurisdiction will not be permitted to acquire, directly or indirectly, any shares of our common stock in this offering, except as permitted by law applicable to such person and full compliance with such law.

Notice to Prospective Investors in Saudi Arabia

This prospectus has been prepared on the basis that prospective investors in the Fund are “Sophisticated” investors as defined by Article 74(b) of Investment Funds Regulations issued by the Capital Markets Authority’s board and therefore distribution of the prospectus will be carried out through a distributor who will provide investors with the same documentation that the foreign fund made available to investors in other jurisdictions, and ensure that any information provided by the distributor to the investors is complete, accurate and not misleading.

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Investment Fund Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered at any time, directly or indirectly, in the State of Qatar in a manner that would constitute a public offering or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. The sale and marketing of the Units in this prospectus are made to qualified investors only. This prospectus has not been, and will not be, filed with, reviewed by or approved by the Qatar Central Bank, the Qatar Financial Markets Authority or any other relevant Qatari authority or any other regulator in the State of Qatar and may not be publicly distributed. This prospectus and the information contained therein are intended for original recipient only, may not be shared with any third-party in Qatar and should not be provided to any other person. This prospectus not for general circulation in the State of Qatar and should not be reproduced or used for any other purpose and any distribution or reproduction of this document by the recipient to third parties in Qatar is not permitted and shall be at the liability of such recipient. The prospectus is not, and will not be, registered with Qatar Central Bank or with the Qatar Financial Centre Regulatory Authority.

Notice to Prospective Investors in Kuwait

This prospectus is not for general circulation to the public in Kuwait. The shares have not been licensed for offering in Kuwait by the Kuwait Capital Markets Authority or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis a private placement or public offering is, therefore, restricted in accordance with Law No. 7 of 2010 and the bylaws thereto (as amended). No private or public offering of the shares is being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market shares in Kuwait.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The financial statements of Clarios International Inc. as of September 30, 2023 and 2022 and for each of the three years in the period ended September 30, 2023 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at https://www.clarios.com/. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Clarios International Inc.

Clarios International Inc.

Consolidated Statements of Income

(in millions, except share and per share data; unaudited)

	Six Months Ended March 31,
	2024	2023
Net sales	$5,468	$4,990
Cost of sales	4,321	3,998

Gross profit	1,147	992

Selling, general and administrative expenses	(454)	(386)
Equity income	40	32
Net financing charges	(373)	(379)

Income before income taxes	360	259
Income tax provision	80	133

Net income	280	126
Income attributable to noncontrolling interests	7	5

Net income attributable to the Company	$273	$121

Earnings per share
Basic and diluted	$273,000	$121,000
Weighted-average shares outstanding	1,000	1,000

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Comprehensive Income

(in millions; unaudited)

	Six Months Ended March 31,
	2024	2023
Net income	$280	$126
Other comprehensive income (loss), net of tax:
Foreign currency translation	18	122
Realized and unrealized gains (losses) on derivatives	(31)	10

Other comprehensive income (loss), net of tax	(13)	132

Total comprehensive income	267	258
Comprehensive income attributable to noncontrolling interests	5	5

Comprehensive income attributable to the Company	$262	$253

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Financial Position

(in millions, except par value and share data; unaudited)

	March 31, 2024	September 30, 2023
Assets
Cash and cash equivalents	$507	$235
Accounts receivable	1,245	1,156
Inventories	1,745	1,809
Other current assets	336	254

Current assets	3,833	3,454

Operating lease right-of-use assets	142	119
Property, plant and equipment - net	3,151	3,150
Goodwill	1,678	1,662
Other intangible assets - net	4,528	4,693
Equity method investments	470	431
Noncurrent income tax assets	442	461
Other noncurrent assets	61	90

Total assets	$14,305	$14,060

Liabilities and Equity
Short-term debt	$—	$1
Current portion of long-term debt	33	44
Operating lease - current liabilities	25	22
Accounts payable	1,435	1,498
Accrued compensation and benefits	202	204
Accrued interest	122	121
Tax receivable agreement - current liabilities	93	1
Other current liabilities	479	498

Current liabilities	2,389	2,389

Long-term debt	8,388	8,335
Operating lease - noncurrent liabilities	87	67
Pension and postretirement benefits	107	99
Tax receivable agreement - noncurrent liabilities	540	633
Noncurrent income tax liabilities	628	622
Other noncurrent liabilities	80	97

Long-term liabilities	9,830	9,853

Commitments and contingencies (Note 16)
Common stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	—	—
Additional paid-in capital	2,504	2,503
Accumulated deficit	(195)	(468)
Accumulated other comprehensive loss	(244)	(233)

Equity attributable to the Company	2,065	1,802
Noncontrolling interest	21	16

Total equity	2,086	1,818

Total liabilities and equity	$14,305	$14,060

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Cash Flows

(in millions; unaudited)

	Six Months Ended March 31,
	2024	2023
Operating Activities
Net income attributable to the Company	$273	$121
Income attributable to noncontrolling interests	7	5

Net income	280	126
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	180	176
Amortization	190	187
Pension and postretirement expense	6	5
Pension and postretirement contributions	(2)	(2)
Earnings from equity method investments, net of dividends	(38)	—
Deferred income taxes	18	(22)
Unrealized foreign currency remeasurement on debt	—	(2)
Restructuring payments	(1)	(19)
Loss on investments in marketable common stock	—	(24)
Deferred financing cost amortization	21	24
Other	3	20
Changes in assets and liabilities:
Accounts receivable	(84)	(71)
Inventories	69	(58)
Other assets	8	(8)
Accounts payable and accrued liabilities	(117)	(69)
Accrued income taxes	(65)	65

Net cash provided by operating activities	468	328

Investing Activities
Capital expenditures	(176)	(172)
Changes in long-term investments	(1)	1
Other	(2)	—

Net cash used by investing activities	(179)	(171)

Financing Activities
Decrease in short-term debt - net	(1)	(6)
Increase in long-term debt	1,056	1,465
Repayment of long-term debt	(1,070)	(1,481)
Equity contribution	—	21

Net cash used by financing activities	(15)	(1)

Effect of exchange rate changes on cash and cash equivalents	(2)	(10)

Net increase in cash and cash equivalents	272	146
Cash and cash equivalents at beginning of period	235	240

Cash and cash equivalents at end of period	$507	$386

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Equity

(in millions, except share data; unaudited)

	For the Six Months Ended March 31, 2024
	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2023	1,000	$—	$2,503	$(468)	$(233)	$1,802	$16	$1,818
Comprehensive income (loss):
Net income	—	—	—	273	—	273	7	280
Other comprehensive loss, net of tax	—	—	—	—	(11)	(11)	(2)	(13)

Comprehensive income (loss)	—	—	—	273	(11)	262	5	267
Tax receivable agreement (see Note 16)	—	—	1	—	—	1	—	1

Balance as of March 31, 2024	1,000	$—	$2,504	$(195)	$(244)	$2,065	$21	$2,086

	For the Six Months Ended March 31, 2023
	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2022	1,000	$—	$2,333	$(804)	$(324)	$1,205	$10	$1,215
Comprehensive income:
Net income	—	—	—	121	—	121	5	126
Other comprehensive income, net of tax	—	—	—	—	132	132	—	132

Comprehensive income	—	—	—	121	132	253	5	258
Tax receivable agreement (see Note 16)	—	—	53	—	—	53	—	53
Equity contribution	—	—	21	—	—	21	—	21

Balance as of March 31, 2023	1,000	$—	$2,407	$(683)	$(192)	$1,532	$15	$1,547

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Notes to the Consolidated Financial Statements (unaudited)

1.	Summary of the Business and Significant Accounting Policies

On April 14, 2021, Clarios International Inc., a Delaware corporation (the “Company”) controlled by investment funds managed by Brookfield Business Partners L.P. (the “Sponsor Group”), was formed. To consummate a reorganization of legal entities controlled by the Sponsor Group (the “Reorganization”), the Company issued 1,000 shares of its common stock to the Sponsor Group in exchange for all equity interests outstanding in Clarios Global LP. As a result of the Reorganization, the Company consolidated Clarios Global LP and its subsidiaries within the Company’s financial statements as a transaction between entities under common control.

Clarios Global LP was formed through BCP Acquisitions LLC and its affiliate (the “Purchaser”) (which is controlled by the Sponsor Group) to acquire from Johnson Controls International plc (“JCI”) its Power Solutions business (“Power Solutions”) via a Stock and Asset Purchase Agreement (“Purchase Agreement”) (the “Acquisition”). The Acquisition closed on April 30, 2019 (the “Acquisition Date”).

In the following text, the terms “Company,” “we,” “us” and “our” may refer, as the context requires, to Clarios International Inc. and its consolidated subsidiaries.

In the opinion of the Company, the accompanying unaudited consolidated financial statements state fairly the financial position, results of operations and cash flows for the periods presented. The consolidated statement of financial position at September 30, 2023 was derived from the audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements pursuant to applicable rules and regulations.

Basis of Presentation

These unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The results of operations for the six month period ended March 31, 2024 is not necessarily indicative of results for the Company’s 2024 fiscal year because of seasonal and other factors.

Principles of Consolidation

The unaudited financial statements include the accounts of the Company that are consolidated in conformity with U.S. GAAP. All intercompany transactions have been eliminated. Investments in partially-owned affiliates (“POAs”) for which the Company exercises significant influence but does not have control are accounted for by the equity method.

Under certain criteria as provided for in Accounting Standards Codification (“ASC”) 810, “Consolidation,” the Company may consolidate a POA. To determine whether to consolidate a POA, the Company first determines if the entity is a variable interest entity (“VIE”). An entity is considered to be a VIE if it has one of the following characteristics: 1) the legal entity does not have sufficient equity investment at risk; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses or do not participate fully in the entity’s residual economics; or 4) the entity was established with non-substantive voting. If the entity meets one of these characteristics, the Company then determines if it is the primary beneficiary of the VIE. The party with the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and the potential to absorb benefits or losses that could be significant to the VIE is considered the primary beneficiary and consolidates the VIE. If the entity is not considered a VIE, then the Company applies the voting interest model to determine whether or not the Company shall consolidate the POA.

The Company entered into certain distribution and technology agreements with a POA that resulted in the Company’s counterparty in the POA to no longer participate fully in the residual economics of the POA, and as such, the POA has been identified as a VIE. Concurrent with the distribution and technology agreements and to increase the Company’s investment in developing markets, the Company entered into a definitive purchase agreement to acquire from the counterparty a majority interest in the VIE and create additional shareholder rights giving the Company key operating decision making rights considered most significant to the VIE in exchange for nominal cash value (the “VIE Transaction”), resulting in the Company being identified as the primary beneficiary of and consolidating the VIE.

Reclassification

We reclassified certain amounts in the consolidated statements of cash flows for the six months ended March 31, 2023 to conform to the current year presentation. Deferred financing cost amortization is reported separately within the operating activities section; these activities were previously reflected within the operating activities section as an other adjustment to reconcile net income to cash provided by operating activities. Changes in long-term investments are reported separately within the investing activities section; these activities were previously reflected within the investing activities section as changes in long-term investments and other.

Description of Business

We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. The Company serves both automotive original equipment manufacturers (“OEM”) and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid and electric vehicles.

Receivables

Receivables consist of amounts billed and currently due from customers, revenues that have been recognized for accounting purposes but not yet billed to customers, and other receivables. The Company extends credit in the normal course of business and maintains an allowance for credit losses resulting from the inability or unwillingness of counterparties to make required payments. Expected lifetime losses on receivables are recognized upon origination through an allowance for credit losses account that is deducted from the receivable balance and presented net thereof. The Company computes its allowance for credit losses on accounts receivable by first pooling its balances generally by segment and then applying its historical loss rates to these asset pools adjusted for macroeconomic factors and other credit quality indicators such as specific counterparty credit issues, lawsuits, breach of contract, and other segment specific considerations. The Company computes its allowance for credit losses on other receivables individually based on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables if foreclosure on the collateral is considered probable. The Company regularly reassesses the pools of receivables and indicators using judgement when considering changes in counterparty credit ratings, counterparty payment history and loss experience, current market and economic conditions and the Company’s expectations of future market and economic conditions.

The changes in the allowance for credit losses on the Company’s accounts receivables for the periods presented were as follows (in millions):

	Six Months Ended March 31,
	2024	2023
Balance at beginning of period	$12	$19
Provision charged to cost and expenses	2	1
Allowance adjustments	1	(1)
Accounts charged off	—	(8)
Currency translation	(1)	1

Balance at end of period	$14	$12

Supplier Finance Programs

Effective October 1, 2023, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations (“ASU 2022-04”), which requires the Company to disclose information regarding the nature of its programs and their activity during the periods presented. Beginning October 1, 2024, the Company’s disclosures will expand to include a roll-forward of the activity of its programs in accordance with the implementation guidance contained in ASU 2022-04.

We maintain supply chain financing agreements with third-party financial institutions to provide our suppliers with the option to discount our payables at the suppliers’ discretion based on terms negotiated between the supplier and the third-party financial institution. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted as a result of the suppliers’ decision to participate in our supplier finance programs. We do not provide any guarantees to any third party in connection with these financing arrangements, and certain of the Company’s obligations under these agreements are secured by assets defined as collateral under the credit agreement governing our senior secured obligations. The Company’s obligations under these agreements are recorded within accounts payable on the consolidated statement of financial position, and represent obligations outstanding under these supplier finance programs for invoices that were confirmed as valid. As of March 31, 2024 and September 30, 2023, $209 million and $184 million, respectively, of our accounts payable were to suppliers participating in these financing arrangements.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. There are no potentially dilutive instruments, therefore basic and diluted earnings per share are the same.

New Accounting Pronouncements

Recently Issued But Not Yet Effective Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of incremental segment information on an annual and interim basis. ASU 2023-07 will be effective for the Company’s fiscal year ending September 30, 2025, and interim periods beginning October 1, 2025. The Company is evaluating the impact that adopting this guidance will have on the financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires improvements to income tax disclosures primarily related to rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company’s annual reporting periods beginning October 1, 2025 and is to be applied on a prospective basis with retrospective application permitted. The Company is evaluating the impact that adopting this guidance will have on the financial statement disclosures.

2.	Acquisitions

There were no acquisitions in the periods presented.

3.	Revenue

The Company services both automotive OEM and the battery aftermarket. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date; this is considered to be a level 2 fair value measurement. Certain customer agreements contain future price discounts for additional product purchases if the customer returns battery cores. These material rights are accounted for as separate performance obligations and recognized as deferred revenue within other current liabilities in the consolidated statements of financial position each time the battery cores are received. Material rights are recognized as revenue in the month following receipt of the returned battery core as options are either exercised when the customer purchases additional product or expire at the end of the month.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted within net sales.

Disaggregated Revenue

The following table presents disaggregation of revenues by geography (in millions):

	Six Months Ended March 31,
	2024	2023
Americas	$3,384	$3,054
EMEA (1)	1,553	1,443
Asia	531	493

Total	$5,468	$4,990

(1)	EMEA includes Europe, Middle East and Africa

Contract Balances

Contract assets in accounts receivable relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist primarily of unbilled receivables. Contract assets in other current assets relate to noncash consideration of spent battery cores to be received from customers. Contract liabilities relate to deferred revenue resulting from customer payments received in both cash and noncash consideration in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company’s consolidated statements of financial position (in millions):

	Location of Contract Balances	March 31, 2024	September 30, 2023
Contract assets - current	Accounts receivable	$21	$17
Contract assets - current	Other current assets	30	41
Contract liabilities - current	Other current liabilities	(17)	(29)

For the six months ended March 31, 2024 and 2023, the Company recognized revenue of $29 million and $20 million, respectively, that was included in the beginning contract liability balance for the respective periods.

Remaining Performance Obligations

A performance obligation is a distinct good, service, or a bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, each product sold to a customer typically represents a distinct performance obligation. The Company satisfies performance obligations at a point in time. The Company has applied the practical expedient to exclude the value of remaining performance obligations for contracts with an original expected duration of one year or less.

4.	Inventories

Inventories consisted of the following (in millions):

	March 31, 2024	September 30, 2023
Raw materials and supplies	$680	$709
Work-in-process	451	525
Finished goods	614	575

Inventories	$1,745	$1,809

5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	March 31, 2024	September 30, 2023
Buildings and improvements	$1,041	$998
Machinery and equipment	3,030	2,947
Construction in progress	651	599
Land	154	152

Total property, plant and equipment	4,876	4,696
Less: accumulated depreciation	(1,725)	(1,546)

Property, plant and equipment - net	$3,151	$3,150

Fixed asset acquisitions in accounts payable at March 31, 2024 and September 30, 2023 were $91 million and $105 million, respectively.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows (in millions):

	September 30, 2023	Currency Translation	March 31, 2024
Americas	$433	$2	$435
EMEA	972	16	988
Asia	257	(2)	255

Total	$1,662	$16	$1,678

At March 31, 2024 and September 30, 2023, the carrying amount of goodwill was $1,678 million and $1,662 million, respectively. The increase in the carrying amount of goodwill for the six months ended March 31, 2024 was the result of $16 million of foreign currency translation.

The Company’s other intangible assets consisted of (in millions):

	March 31, 2024			September 30, 2023
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived intangible assets
Customer relationships	$4,916	$(1,534)	$3,382	$4,892	$(1,371)	$3,521
Technology	910	(319)	591	906	(285)	621
Trademarks and miscellaneous	33	(12)	21	33	(11)	22

Total definite-lived intangible assets	5,859	(1,865)	3,994	5,831	(1,667)	4,164
Trademarks - indefinite-life	534	—	534	529	—	529

Total other intangible assets	$6,393	$(1,865)	$4,528	$6,360	$(1,667)	$4,693

The amortization of other intangible assets for the periods presented were as follows (in millions):

	Six Months Ended March 31,
	2024	2023

Amortization expense	$190	$187

Excluding the impact of any future acquisitions, the Company anticipates amortization for the years ending September 30, 2024, 2025, 2026, 2027 and 2028 will be approximately $379 million per year.

7.	Leases

The Company leases certain warehouses, office space, equipment and vehicles, as well as land in China.

Some leases include one or more options to renew with renewal terms that can extend the lease term, and or options to purchase leased assets. The exercise of either a lease renewal or a purchase option is at the Company’s sole discretion. We have lease agreements that include both lease and non-lease components such as additional products and services provided to support the lease asset. Lease payments are allocated to non-lease components based on estimated stand-alone prices. The Company’s lease agreements do not contain restrictions or covenants. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The amounts disclosed in our consolidated statements of financial position as of March 31, 2024 and September 30, 2023 pertaining to the lease of right-of-use (“ROU”) assets and lease liabilities were measured based on current expectations of exercising available renewal options.

We utilize our incremental borrowing rate (“IBR”) as the basis to calculate the present value of future lease payments, which includes residual value guarantees, purchase options and variable lease payments, where applicable, at lease commencement. Our IBR represents the rate that we would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

Leases with an initial term of 12 months or less are not recorded on our consolidated statements of financial position; we recognize lease expense for these leases on a straight-line basis over the lease term.

The following table presents the components of the Company’s lease expense and the classification in the consolidated statements of income for the periods presented (in millions):

		Six Months Ended March 31,
	Classification	2024	2023
Operating lease cost (1)	Cost of sales / Selling, general and administrative expenses	$23	$15
Finance lease cost
Amortization	Cost of sales / Selling, general and administrative expenses	6	5
Interest	Net financing charges	2	1

Net lease cost		$31	$21

(1)	Includes short-term leases and variable lease costs, which are immaterial.

The following table presents the balance and classifications of our ROU assets and lease liabilities included in our consolidated statements of financial position for the periods presented (in millions):

	Classification	March 31, 2024	September 30, 2023
Assets
Operating lease assets	Operating lease right-of-use assets	$142	$119
Finance lease assets (1)	Property, plant and equipment - net	46	46

Total leased assets		$188	$165

Liabilities
Current
Operating lease liabilities	Operating lease - current liabilities	$25	$22
Finance lease liabilities	Current portion of long-term debt	12	16
Noncurrent
Operating lease liabilities	Operating lease - noncurrent liabilities	87	67
Finance lease liabilities	Long-term debt	34	31

Total lease liabilities		$158	$136

(1)	Finance lease assets are recorded net of accumulated amortization of $24 million and $18 million as of March 31, 2024 and September 30, 2023, respectively.

The following table presents our weighted-average remaining lease terms and weighted-average IBR for our operating and financing leases for the periods presented:

	March 31, 2024	September 30, 2023
Weighted-average remaining lease term (years)
Operating leases	8.80	8.85
Finance leases	4.87	4.53
Weighted-average IBR
Operating leases	7.50%	7.43%
Finance leases	6.61%	6.57%

The following table presents additional information related to cash paid for amounts included in the measurement of lease liabilities included in our consolidated statements of cash flows for the periods presented (in millions):

	Six Months Ended March 31,
	2024	2023
Operating cash flows for operating leases	$(23)	$(14)
Operating cash flows for finance leases	(2)	(1)
Financing cash flows for finance leases	(7)	(5)
Noncash changes in right-of-use assets obtained in exchange for operating lease liabilities, net	46	11
Noncash changes in right-of-use assets obtained in exchange for financing lease liabilities, net	6	3

The following table presents the future undiscounted maturities of our operating and financing leases at March 31, 2024 and for each of the next five fiscal years ending September 30 and thereafter (in millions):

	Operating Leases	Finance Leases	Total
Remainder of 2024	$17	$8	$25
2025	29	14	43
2026	20	10	30
2027	16	9	25
2028	11	5	16
After 2028	66	8	74

Total lease payments	$159	$54	$213
Less: interest	(47)	(8)	(55)

Present value of lease liabilities	$112	$46	$158

As of March 31, 2024, we have not entered into any leases, which have not yet commenced, that would create additional material rights or obligations.

8.	Debt and Financing Arrangements

Short-term debt consisted of the following (in millions):

	March 31, 2024	September 30, 2023
VIE bank borrowings - short-term (c)	$—	$1
Weighted average interest rate on short-term debt outstanding	—%	32.1%

Long-term debt consisted of the following (in millions):

	March 31, 2024	September 30, 2023
2026 USD Secured Notes (a)	$897	$897
2025 Secured Notes (a)	450	450
Euro Secured Notes (a)	755	742
2028 Secured Notes (a)	750	750
Unsecured Notes (a)	1,589	1,589
USD Term Loan (b)	2,743	2,750
Euro Term Loan (b)	1,283	1,262
VIE bank borrowings - long-term (c)	—	1
Deferred financing cost	(92)	(109)
Finance lease liabilities (Note 7)	46	47

Gross long-term debt	8,421	8,379
Less: current portion
USD Term Loan (b)	21	27
VIE bank borrowings - long-term (c)	—	1
Finance lease liabilities (Note 7)	12	16

Net long-term debt	$8,388	$8,335

(a) In connection with the Acquisition, we issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of

4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the 2026 Secured Notes, the “Acquisition Financing Notes”). The Company used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

On May 20, 2020, we issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The Company used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

On May 4, 2023, we issued $750 million aggregate principal amount of 6.750% Senior Secured Notes due 2028 (the “2028 Secured Notes” and, together with the 2026 Secured Notes and 2025 Secured Notes, the “Secured Notes”). We used the proceeds from the issuance of the 2028 Secured Notes, together with the borrowings under the USD Term Loan (as defined below), to repay our remaining obligations under the initial U.S. dollar denominated tranche of the Term Loan Facility (as defined below) and for general corporate purposes.

In March 2023, the Company voluntarily retired $8 million par value of the Unsecured Notes and $3 million of the 2026 USD Secured notes for approximately $8 million and $3 million in cash, respectively.

(b) In connection with the Acquisition, the Company also entered into (i) senior secured credit facilities, initially consisting of (x) a 7-year $6,409 million equivalent principal amount first lien term loan facility (the “Term Loan Facility”) consisting of (1) a $4,200 million U.S. dollar denominated tranche (see discussion below), and (2) a €1,955 million euro-denominated tranche (the “Euro Term Loan”) with effective interest rates of 7.080% and 7.108% as of March 31, 2024 and September 30, 2023, respectively, and (y) a 5-year $750 million first lien revolving credit facility (the “Revolving Facility”), and (ii) a 5-year $500 million asset-based revolving credit facility (the “ABL Facility”) which was increased by $250 million to $750 million in the aggregate on March 5, 2020. The Company used the initial proceeds of the borrowings under the Term Loan Facility to pay the cash consideration for the Acquisition and pay related fees and expenses.

On March 14, 2023, we consummated a transaction that effectively extended the maturity of the Revolving Facility and the ABL Facility. The updated agreements (i) replaced the London Interbank Offered Rate (“LIBOR”) as the reference rate under each facility with the forward-looking term rate based on the secured overnight financing rate published by the Federal Reserve Bank of New York (“Term SOFR”), (ii) extended the maturity date of each facility to March 2028 (previously April 2024) subject to a springing maturity with respect to certain other material indebtedness that is not refinanced or otherwise extended and (iii) increased the commitments under each facility to $800 million (in each case, previously $750 million).

The ABL Facility is secured by a first-priority lien on the accounts receivable, excluding accounts receivable eligible under the Company’s receivables factoring programs and other defined ineligible items, and inventory of certain subsidiaries operating in the United States, Germany and Mexico. The Company’s Senior Secured Notes, Term Loan Facility and Revolving Facility are secured by a first-priority lien on substantially all of the Company’s assets excluding those securing the ABL Facility, and by a second-priority lien on the assets which secure the ABL Facility. There were no outstanding borrowings under the Revolving Facility and the ABL Facility as of March 31, 2024 and September 30, 2023.

On May 4, 2023, we entered into a senior secured U.S. dollar denominated term loan credit facility of $2,750 million (the “USD Term Loan”) with effective interest rates of 8.330% and 9.066% as of March 31, 2024 and September 30, 2023, respectively. The maturity date of the USD Term Loan is May 4, 2030. We used the borrowings, together with the proceeds of the 2028 Secured Notes, to repay our remaining obligations under the initial U.S. dollar denominated tranche of the Term Loan Facility and for general corporate purposes.

In December 2023, the Company made $7 million in scheduled principal payments on the USD Term Loan.

On January 12, 2024, the Company closed on the repricing of the USD Term Loan, which resulted in a 75 basis point rate reduction effective as of the closing date. In conjunction with the repricing, the principal amortization payments were rescheduled to begin as of September 30, 2024 based on the amount of the USD Term Loan outstanding as of the closing date. In conjunction with the repricing, the Company recorded approximately $6 million of expense in net financing charges on the consolidated statements of income for the six months ended March 31, 2024, including $3 million of expense to write-off unamortized deferred financing costs on the extinguishment of debt.

(c) In connection with the VIE Transaction, the Company assumed Turkish lira denominated short-term debt (“VIE bank borrowings - short-term”) and long-term debt (“VIE bank borrowings - long-term”). Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the financial statements for further information regarding the VIE Transaction.

The installments of long-term debt, excluding lease obligations and deferred financing costs, mature in the following fiscal years (in millions):

Year Ending September 30,
Remainder of 2024	$7
2025	477
2026	2,962
2027	1,617
2028	777
After 2028	2,627

Total debt maturities	$8,467

Total cash paid for interest on debt for the six months ended March 31, 2024 and 2023 was $307 million and $312 million, respectively.

The Company’s net financing charges line item in the consolidated statements of income for the periods presented contained the following components (in millions):

	Six Months Ended March 31,
	2024	2023
Interest expense	$286	$293
Factoring fees	62	54
Banking fees and other	5	5
Deferred financing cost amortization	24	24
Interest income	(4)	(1)
Net unrealized losses on forward starting interest rate swaps - undesignated	—	6
Net foreign exchange results for financing activities	—	(2)

Net financing charges	$373	$379

9.	Derivative Instruments and Hedging Activities

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Under the Company’s policy, the use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for speculative purposes is strictly prohibited. A description of each type of derivative utilized by the Company to manage the Company’s risk is included in the following paragraphs.

Cash Flow Hedges

The Company has USD denominated and euro denominated variable-rate debt obligations and selectively enters into derivatives to minimize variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“AOCI”) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings.

In March 2023, the Company entered into four forward starting interest rate swaps that convert variable-rate interest payments derived from Term SOFR on $1,100 million of the Company’s borrowings under the USD Term Loan to a weighted average fixed interest rate of 3.410% (inclusive of a 0.0% Term SOFR floor, effective October 2023) from May 2024 to April 2026 and one forward starting interest rate swap that converts variable-rate interest payments derived from Term SOFR on $250 million of the Company’s borrowings under the USD Term Loan to a fixed interest rate of 3.282% (inclusive of a 0.0% Term SOFR floor, effective October 2023) from April 2025 to April 2026. The five forward starting interest rate swaps were not designated as hedging instruments under ASC 815 from March through May 2023. As of June 1, 2023, the forward starting interest rate swaps met the qualifications to be designated as hedging instruments under ASC 815 and were highly effective in hedging the variability in future cash flows attributable to changes in interest rates since the date they were designated as hedging instruments.

The Company holds five interest rate swaps with a notional value of $1,100 million maturing on May 31, 2024 and one interest rate swap with a notional value of $250 million maturing on April 30, 2025 that collectively convert $1,350 million of the Company’s variable-rate borrowings under the USD Term Loan to a weighted average fixed interest rate of 3.321% (inclusive of a 0.0% Term SOFR floor), and two interest rate swaps maturing on May 31, 2024 that convert €600 million of the Company’s variable-rate borrowings under the Euro Term Loan to a weighted average fixed rate of 1.691% (inclusive of a 0.0% EURIBOR floor) plus the applicable margin rates. All eight interest rate swap agreements are designated as accounting hedges upon execution and were highly effective in hedging the variability in future cash flows attributable to changes in interest rates since inception.

In June 2022, the Company settled and modified eight interest rate swaps with a notional value of $2,000 million maturing on May 31, 2024, one interest rate swap with a notional value of $250 million maturing on April 30, 2025, and four euro denominated interest rate caps with a notional value of €1,000 million maturing on May 31, 2024, receiving $105 million in cash consideration. The interest rate swaps and caps were highly effective in hedging the variability in future cash flows attributable to changes in interest rates in all periods prior to their de-designation in June 2022. The option premiums paid for the interest rate caps are recorded to interest expense over the scheduled maturity of the caps on a straight-line basis. As the occurrence of variable interest rate payments designated in these hedging relationships are probable, the effective portion of these hedges prior to their de-designation will be reclassified into earnings as the hedge transactions occur and affect earnings.

The Company selectively hedges anticipated transactions that are subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions, typically sales, occur and affect earnings. The maturities of the commodity hedge contracts coincide with the forecast of commodities purchases, generally over a forecast period of 12 months or less. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during the periods presented.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of
Commodity	March 31, 2024	September 30, 2023
Polypropylene	26,235	25,237
Lead	60,966	107,086
Tin	2,491	2,340

Derivatives Not Designated as Hedging Instruments

The Company also holds certain foreign currency and diesel fuel forward contracts which do not qualify for hedge accounting treatment. The change in fair value of derivatives not designated as hedging instruments under ASC 815 are recorded in the consolidated statements of income.

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s consolidated statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments under ASC 815		Derivatives and Hedging Activities Not Designated as Hedging Instruments under ASC 815
	March 31, 2024	September 30, 2023	March 31, 2024	September 30, 2023
Other current assets
Foreign currency exchange derivatives	$—	$—	$10	$19
Commodity derivatives	5	8	1	3
Other noncurrent assets
Interest rate swaps	31	54	—	—

Total assets	$36	$62	$11	$22

Other current liabilities
Foreign currency exchange derivatives	$—	$—	$10	$19
Commodity derivatives	4	11	—	—

Total liabilities	$4	$11	$10	$19

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. The Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master netting agreements with substantially all of its counterparties. The Company’s derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties. The Company’s exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Company.

Derivatives Impact on the Consolidated Statements of Income and Statements of Comprehensive Income

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges for the periods presented (in millions):

	Six Months Ended March 31,
Derivatives in ASC 815 Cash Flow Hedging Relationships	2024	2023
Commodity derivatives	$(1)	$15
Interest rate swaps	(3)	6

Total	$(4)	$21

The following table presents the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company’s consolidated statements of income for the periods presented (in millions):

Derivatives in ASC 815 Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Six Months Ended March 31,
		2024	2023
Commodity derivatives	Cost of sales	$(8)	$(24)
Interest rate swaps	Net financing charges	38	22
Interest rate caps	Net financing charges	7	8

Total		$37	$6

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company’s consolidated statements of income for the periods presented (in millions):

Derivatives Not Designated as Hedging Instruments under ASC 815	Location of Gain (Loss) Recognized in Income on Derivative	Six Months Ended March 31,
		2024	2023
Foreign currency exchange derivatives	Cost of sales	$(3)	$(13)
Commodity derivatives	Cost of sales	(2)	(1)
Forward starting interest rate swaps	Net financing charges	—	(6)
Foreign currency exchange derivatives	Net financing charges	1	6

Total		$(4)	$(14)

10.	Fair Value Measurements

ASC 820, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of March 31, 2024 and September 30, 2023 (in millions):

	Fair Value Measurements Using:
	Total as of March 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$10	$—	$10	$—
Commodity derivatives	6	—	6	—
Other noncurrent assets
Interest rate swaps	31	—	31	—

Total assets	$47	$—	$47	$—

Other current liabilities
Foreign currency exchange derivatives	$10	$—	$10	$—
Commodity derivatives	4	—	4	—

Total liabilities	$14	$—	$14	$—

	Fair Value Measurements Using:
	Total as of September 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$19	$—	$19	$—
Commodity derivatives	11	—	11	—
Other noncurrent assets
Interest rate swaps	54	—	54	—

Total assets	$84	$—	$84	$—

Other current liabilities
Foreign currency exchange derivatives	$19	$—	$19	$—
Commodity derivatives	11	—	11	—

Total liabilities	$30	$—	$30	$—

Valuation Methods

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Interest rate swaps: The interest rate derivatives are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values. The fair value of long-term debt, excluding lease obligations and deferred financing costs, was $8.5 billion and $8.4 billion at March 31, 2024 and September 30, 2023, respectively, which was determined based on quoted market prices for similar instruments classified as Level 2 inputs within the ASC 820 fair value hierarchy. The carrying value of short-term debt and other long-term debt approximates fair value.

11.	Accumulated Other Comprehensive Loss

The following schedule presents changes in AOCI attributable to the Company (in millions, net of tax):

	Six Months Ended March 31,
	2024	2023
Foreign currency translation adjustments
Balance at beginning of period	$(283)	$(344)
Aggregate adjustment for the period (net of tax effect of $1 and $5)	20	122

Balance at end of period	(263)	(222)

Realized and unrealized gains (losses) on derivatives
Balance at beginning of period	53	23
Current period changes in fair value (net of tax effect of $1 and $(5))	(3)	16
Reclassification to income (net of tax effect of $9 and $0)*	(28)	(6)

Balance at end of period	22	33

Pension and postretirement plans
Balance at beginning of period	(3)	(3)
Other changes (net of tax effects of $0 and $0)	—	—

Balance at end of period	(3)	(3)

Accumulated other comprehensive loss, end of period	$(244)	$(192)

*

Refer to Note 9, “Derivative Instruments and Hedging Activities,” of the notes to the financial statements for disclosure of the line items on the consolidated statements of income affected by reclassifications from AOCI into income related to derivatives.

12.	Retirement Plans

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. The components of the Company’s net periodic benefit costs, which are primarily recorded in cost of sales in the consolidated statements of income, are shown in the table below in accordance with ASC 715, “Compensation – Retirement Benefits” (in millions):

	Six Months Ended March 31,
	2024	2023
Components of Net Periodic Benefit Cost:
Service cost	$5	$5
Interest cost	10	10
Expected return on plan assets	(9)	(10)

Net periodic benefit cost	$6	$5

13.	Income Taxes

In calculating the provision for income taxes, the Company used an estimate of the annual effective tax rate based upon the facts and circumstances known at each interim period. Quarterly, the actual effective tax rate is adjusted, as appropriate, based upon elements as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter. After application of the annual effective tax rate, interim periods were adjusted by any pertinent discrete tax expenses (benefits), inclusive of applicable discrete foreign exchange fluctuation and impacts of net unrealized losses (gains) on investments in marketable common stock.

The income tax provision for the six months ended March 31, 2024 was $80 million. The income tax provision was primarily related to global mix of income partially offset by income tax impacts of foreign exchange fluctuations and other discrete tax items.

The income tax provision for the six months ended March 31, 2023 was $133 million. The income tax provision was primarily related to global mix of income and income tax impacts of foreign exchange fluctuations, partially offset by net unrealized gains on investments in marketable common stock.

Valuation Allowances

The Company reviews the realizability of its deferred tax assets quarterly. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.

At March 31, 2024 and March 31, 2023, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined that no material changes were needed to its valuation allowances.

Uncertain Tax Positions

During the six months ended March 31, 2024, gross unrecognized tax benefits increased from $177 million to $182 million, of which $116 million would affect the Company’s effective tax rate if recognized.

Impact of Tax Legislation and Change in Statutory Tax Rates

On March 27, 2024, Germany published the business tax reform bill, “Growth Opportunity Act”, in the German Federal Gazette, which includes amendments to transfer pricing rules surrounding cross-border financing arrangements and changes to the minimum taxation rules for the use of net operating loss carryforwards. The provisions generally apply from the applicable 2024 tax assessment period onwards. The Company is actively reviewing the legislation and does not anticipate a material impact to our consolidated financial statements.

The Organisation of Economic Co-operation and Development’s Pillar Two Framework generally provides for a 15% global minimum effective tax rate. The Company is closely monitoring developments and evaluating the impacts these new rules will have on our effective tax rate, including eligibility to qualify for the transitional safe harbor rules. Certain countries have enacted legislation effective on January 1, 2024, with widespread implementation of a global minimum tax expected by 2025. In the six months ended March 31, 2024, individual country enactments did not impact our consolidated financial statements, but future enacted legislation in this area could have a material effect on us.

During the six months ended March 31, 2023, Korea and Colombia enacted income tax legislation, including corporate income and withholding tax rate changes. In connection therewith, during the six months ended March 31, 2023, the Company recorded a non-cash tax benefit of $8 million due to the remeasurement of deferred tax assets and liabilities.

During the six months ended March 31, 2024 and 2023, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company’s financial statements. The Company continues to monitor proposed legislation and the impacts it may have on the Company’s financial statements.

14. Product Warranties

The Company offers assurance warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the consolidated statements of financial position in other current liabilities if the warranty obligation, or portion thereof, is expected to be settled in one year or less and in other noncurrent liabilities if the warranty obligation, or portion thereof, extends in excess of one year.

The changes in the carrying amount of the Company’s total product warranty liability for the periods presented were as follows (in millions):

	Six Months Ended March 31,
	2024	2023
Balance at beginning of period	$111	$131
Accruals for warranties issued during the period	127	108
Accruals related to pre-existing warranties (including changes in estimates)	1	(2)
Settlements made (in cash or in kind) during the period	(143)	(145)
Currency translation	1	3

Balance at end of period	$97	$95

15.	Restructuring and Impairment Costs

The Company did not commit to any material restructuring plans in the six months ended March 31, 2024 and 2023. Restructuring reserves outstanding as of March 31, 2024 related to restructuring actions taken in prior periods, and the activity in those reserves during the six months ended March 31, 2024 were immaterial.

The Company continuously monitors its operating, workforce, and investment strategies for opportunities to further enhance the Company’s profitability, including but not limited to, opportunities to consolidate or modify its operations and/or workforce to improve efficiency and provide best-in-class levels of service to its customers. It is uncertain whether the Company will identify such opportunities in the future. The benefits of such opportunities and actions undertaken to realize these benefits, including costs related thereto, may have a material impact on the Company’s financial statements.

16.	Commitments and Contingencies

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. At March 31, 2024 and September 30, 2023, reserves for environmental liabilities were $6 million and $4 million, respectively. Such potential liabilities accrued by the Company do not take into consideration possible recoveries of future insurance proceeds. They do, however, take into account the likely share other parties will bear at remediation sites. It is difficult to estimate the Company’s ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. Nevertheless, the Company does not currently believe that any claims, penalties or costs in connection with known environmental matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. The fair value of these obligations is recorded as liabilities on a discounted basis which is estimated using assumptions and judgements regarding such factors as the existence of a legal obligation for an asset retirement obligation, technical assessment of the assets, estimated amounts and timing of settlements, discount rates, and inflation rates, and represent Level 3 fair value measurements. At March 31, 2024 and September 30, 2023, the Company recorded conditional asset retirement obligations within other noncurrent liabilities of $39 million and $38 million, respectively.

Insurable Liabilities

The Company records liabilities primarily for workers’ compensation. The determination of these liabilities and related expenses is dependent on claims experience. Claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. At March 31, 2024 and September 30, 2023, the insurable liabilities recorded by the Company were $2 million and $1 million, respectively.

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, it is management’s opinion that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

Vernon, CA Litigation

In December 2020, the Company received notice that it was named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, CA, and for reimbursement of costs incurred to date by the state of California related to its investigation and clean up. The lawsuit also names other prior owner/operators as well as several former customers of the facility, including the Company. The Company has engaged counsel to evaluate the merits of and potential defenses to the lawsuit and its allegations. To date the Company is unable to reasonably estimate the potential loss or range of potential losses. It is at least reasonably possible that after further investigation into the facts and circumstances, an estimate of the potential loss or range of potential losses may be material.

Letters of Credit

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, supplier relationships, regulatory compliance, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of March 31, 2024 was $61 million. These letters of credit have various expiration dates through April 2027. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future.

Purchase Obligations

The Company enters into long-term supply contracts for raw materials and other services to mitigate both supply and price risk, and contain both variable and fixed price terms based on the nature of the raw material or services acquired. Total purchase obligations in relation to these long-term supply contracts are as follows (in millions):

	Total amounts for all years	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	$2,394	$1,736	$518	$136	$4

In addition, as of March 31, 2024, there are various other liabilities recorded on the balance sheet for which the timing of the payments cannot be estimated due to the nature of the liabilities and are therefore excluded from the table above.

Tax Receivable Agreement

The Company entered into a tax receivable agreement (the “TRA”) with the Sponsor Group in September 2021 (as amended from time to time). The TRA provides for the payment to the Sponsor Group of 85% of the benefits, if any, that are realized as a result of certain tax attributes of operations that will be subject to U.S. income taxation following the Reorganization (the “Covered Tax Benefits”). Payments under the TRA will result in the imputation of tax-deductible interest expense which is included within the TRA’s definition of Covered Tax Benefits. Additionally, the Company recorded noncurrent income tax assets associated with the TRA liability on the consolidated statements of financial position.

In the six months ended March 31, 2024, the Company recorded a $1 million decrease in the TRA liability with a corresponding offset to additional paid-in capital upon receiving a waiver from the Sponsor Group of the estimated TRA payments due in the period.

In the six months ended March 31, 2023, the Company recorded a $5 million increase in the TRA liability with a corresponding increase in selling, general, and administrative expenses on the consolidated statements of income due to the change in the Company’s estimate of future TRA payments. In the six months ended March 31, 2023, the Company recorded a $53 million decrease in the TRA liability with a corresponding offset to additional paid-in capital upon receiving a waiver from the Sponsor Group of the estimated TRA payments due in the period.

Management’s estimate of the TRA liability and the noncurrent income tax assets associated with the TRA liability are based on an analysis that compares the Company’s assumed income tax liability with its hypothetical liability had we not been able to utilize the Covered Tax Benefits. At the end of each subsequent reporting period, any changes in the Company’s estimate of the liability will be recorded within the consolidated statements of income. The TRA will remain in effect until all Covered Tax Benefits have been used or expire. The timing and amount of future tax benefits associated with the TRA are subject to change, and future payments may be required which could be materially different from the Company’s current estimate.

Long-term Incentive Plan

The long-term incentive plan (“LTIP”) was adopted by the Company effective as of January 1, 2020. The purpose of the plan is to retain senior management personnel of the Company, to incentivize them to make decisions with a long-term view and to influence behavior in a way that is consistent with maximizing value for the pre-IPO stockholders of the Company in a prudent manner. Each participant may be allocated a number of general and/or stretch pool option units, with a maximum of 10,555,200 option units (“Option Units”) in the general pool and 2,638,800 Option Units in the stretch pool available for allocation. Awards of Option Units generally vest in equal increments over a five-year period beginning on the first anniversary of the grant date and are subject to continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a “Change in Control” (as defined below).

Option Units will generally be settled in a lump sum payment within 30 days following a Change in Control based on the “Sales Proceeds” (as defined below) received by Brookfield Capital Partners V, L.P. (together with its affiliates, “Brookfield”) in connection with the Change in Control. The LTIP defines “Change in Control” as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which (a) a Person not affiliated with Brookfield acquires securities representing more than seventy percent (70%) of the combined voting power of the outstanding voting securities of the Company or the entity surviving or resulting from such transaction, (b) following a public offering of the Company’s stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of the Company’s outstanding voting securities (effective on the first of such date), or (c) the Company sells all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis. It is intended that the occurrence of a Change in Control in which Sales Proceeds exceed the Threshold Value would constitute a “substantial risk of forfeiture” within the meaning of Section 409A of the Code. The LTIP defines “Threshold Value” as, as of any date of determination, an amount equal to $2,932,000,000 (which represents the amount of the total invested capital of Brookfield as of April 30, 2019), plus the dollar value of any cash or other consideration contributed to or invested in the Company by Brookfield after April 30, 2019. The Threshold Value shall be determined by the Board of Directors in its sole discretion. The LTIP defines “Sale Proceeds” as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in the Company. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration shall become “Sale Proceeds” only as and when such proceeds are received by Brookfield. The amount of Sale Proceeds shall be determined by Brookfield in its sole discretion. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

As of March 31, 2024, the awards are 80% vested. As the Company has concluded that a Change of Control is not probable, no expense has been recognized in the financial statements.

17.	Related Party Transactions and Equity Method Investments

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, such as equity method investments. Such transactions consist of the sale or purchase of goods and other arrangements.

The following table presents the net sales to and purchases from related parties included in the consolidated statements of income for the periods presented (in millions):

	Six Months Ended March 31,
	2024	2023
Net sales	$427	$346
Purchases	3	2

The following table sets forth the amount of accounts receivable due from and payable to related parties in the consolidated statements of financial position (in millions):

	March 31, 2024	September 30, 2023
Receivable from related parties	$27	$10
Payable to related parties	1	2

18.	Segment Information

ASC 280, “Segment Reporting,” requires operating segments to be determined based on information that is regularly reviewed by our chief operating decision maker, our Chief Executive Officer, for the purpose of allocating resources to segments and in assessing their performance. Our business is organized into three operating segments: Americas, EMEA and Asia, corresponding to the global markets the Company participates in and bases its operating and product strategies upon. The Company’s operating segments are also its reportable segments.

Americas: Consists of manufacturing operations located in the United States, Mexico, Brazil, and Colombia, with distribution operations that expand across the continents of North America and South America, and equity method investments which primarily operate within the United States.

EMEA: Consists of manufacturing operations located in Germany, the Czech Republic, and Spain, with distribution operations that expand across the continents of Europe, Africa, and the transcontinental region of the Middle East, and equity method investments which primarily operate in the Middle East and Europe.

Asia: Consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and equity method investments which primarily operate in Asia.

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income before income taxes and noncontrolling interests, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net periodic benefit cost (credit) related to pension and postretirement plans, deal and stand up costs, impacts of purchase accounting, core valuation changes and other items. Centrally incurred costs are allocated to the reportable segments by using a systematic approach whereby costs are assigned based on either underlying cost driver(s) or as a percentage of third-party revenue. Corporate activities which do not relate to the operations of the Americas, EMEA and Asia segments are not allocated. Corporate expenses primarily consist of the Company’s centralized corporate-level activities, such as salaries and benefits of certain corporate staff, product research and development activities, and other administrative expenses.

Financial information relating to the Company’s reportable segments is as follows (in millions):

	Six Months Ended March 31,
	2024	2023
Net sales
Americas	$3,384	$3,054
EMEA	1,553	1,443
Asia	531	493

Total net sales	$5,468	$4,990

	Six Months Ended March 31,
	2024	2023
Adjusted EBITDA
Americas	$747	$617
EMEA	310	279
Asia	93	76
Corporate expenses	(63)	(41)

	$1,087	$931
Depreciation	(180)	(176)
Intangible asset amortization	(190)	(187)
Net financing charges	(373)	(379)
Impacts of purchase accounting (a)	(1)	(1)
Core valuation change (b)	(29)	32
Factoring fees (c)	62	54
Other items (d)	(16)	(15)

Income before income taxes	$360	$259

(a)	The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income.
(b)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(c)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on a variable interest rate index plus a spread.

(d)

Consists of other items including: (i) net costs related to strategic and operational initiatives and other items ($8 million and $9 million for the six months ended March 31, 2024 and 2023, respectively), (ii) gains on investments in marketable common stock ($24 million for the six months ended March 31, 2023), (iii) closure costs, stranded fixed costs and inefficiencies related to the ramp down in operations at one of the Company’s North America recycling plants ($5 million and $6 million for the six months ended March 31, 2024 and 2023, respectively), (iv) mark-to-market adjustments related to fuel forward contracts which do not qualify for hedge accounting treatment ($2 million and $5 million loss for the six months ended March 31, 2024 and 2023, respectively), (v) dividends received from investments in marketable common stock ($1 million for the six months ended March 31, 2023), (vi) mark-to-market adjustments related to foreign currency forward contracts which do not qualify for hedge accounting treatment ($2 million and $3 million loss for the six months ended March 31, 2024 and 2023, respectively), (vii) change in estimated future TRA payments ($5 million increase for the six months ended March 31, 2023), (viii) loss on disposal and clean up costs related to certain assets ($7 million for the six months ended March 31, 2023), (ix) service cost, interest cost, and expected return on plan assets related to pension and other postretirement benefit plans ($6 million and $5 million for the six months ended March 31, 2024 and 2023, respectively), and (x) indirect recovery related to certain tax matters ($7 million for the six months ended March 31, 2024).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Clarios International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Clarios International Inc. and subsidiaries (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and equity, for each of the three years in the period ended September 30, 2023, the related notes and the schedule listed in the index at Item 16.b (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Valuation— Refer to Note 6 to the consolidated financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. In order to estimate the fair value of the reporting units, management is required to make significant estimates and assumptions related to forecasts of future revenues and profit margins. Changes in the assumptions could have a significant impact on the fair value, which could result in an impairment charge. The Company performed its annual impairment assessment as of July 1, 2023. As a result of the Company’s annual impairment assessment, the Company concluded that the fair values of the Americas, EMEA and Asia reporting units exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized. The goodwill balance was $1,662 million as of September 30, 2023. Key financial assumptions utilized to determine the fair value of each reporting unit include revenue growth rates and improving profit margins over the forecast period.

We identified the valuation of goodwill for the Americas, EMEA and Asia reporting units as a critical audit matter because of the significant judgments made by management to estimate the fair value of the Americas, EMEA and Asia reporting units. This required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to development of the forecasts of future revenue and profit margins including the uncertainty and varying potential impacts of technological advances within the industry.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue growth rates and improving profit margins for the Company’s reporting units included the following, among others:

•	We obtained the Company’s discounted cash flow model and evaluated the valuation analysis for mathematical accuracy.

•	We utilized fair value specialists to evaluate whether the valuation techniques applied by management were appropriate.

•	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

•	We assessed management’s intent and/or ability to take specific actions included in the discounted cash flow model.

•

We evaluated the reasonableness of management’s forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in analyst and industry reports of the Company and companies in its peer group.

We considered the impact of changes in the regulatory environment on management’s forecasts.

/s/ Deloitte & Touche LLP

Milwaukee, WI

November 17, 2023

We have served as the Company’s auditor since 2019.

Clarios International Inc.

Consolidated Statements of Income (Loss)

(in millions, except share and per share data)

	Year Ended September 30,
	2023	2022	2021
Net sales	$10,031	$9,260	$8,869
Cost of sales	8,033	7,647	7,018

Gross profit	1,998	1,613	1,851
Selling, general and administrative expenses	(808)	(918)	(927)
Equity income	59	55	71
Restructuring and impairment costs	—	(22)	(253)
Net financing charges	(820)	(626)	(709)

Income before income taxes	429	102	33
Income tax provision	83	101	74

Net income (loss)	346	1	(41)
Income attributable to noncontrolling interests	10	6	3

Net income (loss) attributable to the Company	$336	$(5)	$(44)

Earnings (loss) per share
Basic and diluted	$336,000	$(5,000)	$(44,000)
Weighted-average shares outstanding	1,000	1,000	1,000

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Comprehensive Income (Loss)

(in millions)

	Year Ended September 30,
	2023	2022	2021
Net income (loss)	$346	$1	$(41)
Other comprehensive income (loss), net of tax:
Foreign currency translation	57	(229)	113
Realized and unrealized gains on derivatives	30	64	82
Pension and postretirement plans	—	—	(3)

Other comprehensive income (loss), net of tax	87	(165)	192

Total comprehensive income (loss)	433	(164)	151
Comprehensive income (loss) attributable to noncontrolling interests	6	(1)	2

Comprehensive income (loss) attributable to the Company	$427	$(163)	$149

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Financial Position

(in millions, except par value and share data)

	September 30, 2023	September 30, 2022
Assets
Cash and cash equivalents	$235	$240
Investments in marketable common stock	—	144
Accounts receivable - net of allowance for credit losses of $12 and $19	1,156	1,069
Inventories	1,809	1,759
Other current assets	254	252

Current assets	3,454	3,464

Operating lease right-of-use assets	119	114
Property, plant and equipment - net	3,150	3,015
Goodwill	1,662	1,577
Other intangible assets - net	4,693	4,929
Equity method investments	431	441
Noncurrent income tax assets	461	362
Other noncurrent assets	90	48

Total assets	$14,060	$13,950

Liabilities and Equity
Short-term debt	$1	$11
Current portion of long-term debt	44	31
Operating lease - current liabilities	22	25
Accounts payable	1,498	1,338
Accrued compensation and benefits	204	154
Accrued interest	121	105
Tax receivable agreement - current liabilities	1	87
Other current liabilities	498	557

Current liabilities	2,389	2,308

Long-term debt	8,335	8,859
Operating lease - noncurrent liabilities	67	56
Pension and postretirement benefits	99	111
Tax receivable agreement - noncurrent liabilities	633	692
Noncurrent income tax liabilities	622	604
Other noncurrent liabilities	97	105

Long-term liabilities	9,853	10,427

Commitments and contingencies (Note 16)
Common stock, $001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	—	—
Additional paid-in capital	2,503	2,333
Accumulated deficit	(468)	(804)
Accumulated other comprehensive loss	(233)	(324)

Equity attributable to the Company	1,802	1,205
Noncontrolling interest	16	10

Total equity	1,818	1,215

Total liabilities and equity	$14,060	$13,950

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Cash Flows

(in millions)

	Year Ended September 30,
	2023	2022	2021
Operating Activities
Net income (loss) attributable to the Company	$336	$(5)	$(44)
Income attributable to noncontrolling interests	10	6	3

Net income (loss)	346	1	(41)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	360	355	367
Amortization	378	384	399
Pension and postretirement income	(15)	(50)	(49)
Pension and postretirement (contributions) reimbursements	(2)	3	(4)
Earnings from equity method investments, net of dividends	12	(44)	(64)
Deferred income taxes	(189)	(68)	(98)
Unrealized foreign currency remeasurement on debt	(7)	(10)	24
Restructuring and impairment costs, net of payments	(26)	15	229
(Gain) loss on investments in marketable common stock	(45)	98	(15)
Deferred financing cost amortization	103	47	79
Other	22	—	6
Changes in assets and liabilities:
Accounts receivable	(53)	(107)	39
Inventories	(23)	(145)	(470)
Other assets	(19)	(9)	29
Accounts payable and accrued liabilities	137	174	236
Accrued income taxes	107	5	(59)

Net cash provided by operating activities	1,086	649	608

Investing Activities
Capital expenditures	(428)	(299)	(231)
Acquisition of businesses, net of cash acquired	—	(58)	(48)
Changes in long-term investments	189	4	179
Other	(35)	6	1

Net cash used by investing activities	(274)	(347)	(99)

Financing Activities
(Decrease) increase in short-term debt - net	(9)	7	5
Increase in long-term debt	3,472	2,400	850
Repayment of long-term debt	(4,288)	(2,711)	(1,789)
Equity contribution (distribution)	21	(1)	1
Change in noncontrolling interest share	—	(4)	(14)
Tax receivable agreement	—	(21)	—

Net cash used by financing activities	(804)	(330)	(947)

Effect of exchange rate changes on cash and cash equivalents	(13)	6	18

Net decrease in cash and cash equivalents	(5)	(22)	(420)
Cash and cash equivalents at beginning of period	240	262	682

Cash and cash equivalents at end of period	$235	$240	$262

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Consolidated Statements of Equity

(in millions, except share data)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Non-controlling Interest	Total Equity
Balance as of September 30, 2020	1,000	$—	$2,927	$(755)	$(359)	$1,813	$21	$1,834
Comprehensive income (loss):
Net income (loss):	—	—	—	(44)	—	(44)	3	(41)
Other comprehensive income (loss), net of tax	—	—	—	—	193	193	(1)	192
Reorganization (see Note 13)	—	—	212	—	—	212	—	212
Tax receivable agreement (see Note 16)	—	—	(778)	—	—	(778)	—	(778)
Equity contribution	—	—	1	—	—	1	—	1

Comprehensive income (loss)	—	—	(565)	(44)	193	(416)	2	(414)
Change in noncontrolling interests	—	—	4	—	—	4	(12)	(8)

Balance as of September 30, 2021	1,000	$—	$2,366	$(799)	$(166)	$1,401	$11	$1,412
Comprehensive income (loss):
Net income (loss)	—	—	—	(5)	—	(5)	6	1
Other comprehensive loss, net of tax	—	—	—	—	(158)	(158)	(7)	(165)

Comprehensive loss	—	—	—	(5)	(158)	(163)	(1)	(164)
Reorganization (see Note 13)	—	—	(27)	—	—	(27)	—	(27)
Tax receivable agreement (see Note 16)	—	—	(5)	—	—	(5)	—	(5)
Distribution to shareholders	—	—	(1)	—	—	(1)	—	(1)

Balance as of September 30, 2022	1,000	$—	$2,333	$(804)	$(324)	$1,205	$10	$1,215
Comprehensive income (loss):
Net income		—	—	336	—	336	10	346
Other comprehensive income (loss), net of tax	—	—	—	—	91	91	(4)	87

Comprehensive income	—	—	—	336	91	427	6	433
Tax receivable agreement (see Note 16)	—	—	149	—	—	149	—	149
Equity contribution	—	—	21	—	—	21	—	21

Balance as of September 30, 2023	1,000	$—	$2,503	$(468)	$(233)	$1,802	$16	$1,818

The accompanying notes are an integral part of the consolidated financial statements.

Clarios International Inc.

Notes to the Consolidated Financial Statements

1.	Summary of the Business and Significant Accounting Policies

On April 14, 2021, Clarios International Inc., a Delaware corporation (the “Company”) controlled by investment funds managed by Brookfield Business Partners L.P. (the “Sponsor Group”), was formed. As a result of a reorganization of legal entities controlled by the Sponsor Group (the “Reorganization”), the Company became the sole ultimate equity holder of Clarios Global LP as of July 27, 2021 (the “Reorganization Date”), and consolidated Clarios Global LP within the Company’s financial statements as a transaction between entities under the common control of the Sponsor Group. In connection with the Reorganization, the Company issued 1,000 shares of common stock to the Sponsor Group. Additionally, the Reorganization resulted in certain entities, which are pass-through entities under Clarios Global LP for the purposes of Canadian and U.S. income taxation, being directly subject to U.S. income taxation under the Company. Refer to Note 13, “Income Taxes,” of the notes to the financial statements for further information regarding the Company’s accounting of the impacts of the Reorganization.

Clarios Global LP was formed through BCP Acquisitions LLC and its affiliate (the “Purchaser”) (which is controlled by the Sponsor Group) to acquire from Johnson Controls International plc (“JCI”) its Power Solutions business (“Power Solutions”) via a Stock and Asset Purchase Agreement (“Purchase Agreement”) (the “Acquisition”). The Acquisition closed on April 30, 2019 (the “Acquisition Date”) for a purchase price of $13.2 billion.

In the following text, the terms “Company,” “we,” “us” and “our” may refer, as the context requires, to Clarios International Inc. and its consolidated subsidiaries after the Reorganization Date, or to Clarios Global LP and its consolidated subsidiaries prior to the Reorganization Date.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation

The financial statements include the accounts of the Company that are consolidated in conformity with U.S. GAAP. All intercompany transactions have been eliminated. Investments in partially-owned affiliates (“POAs”) for which the Company exercises significant influence but does not have control are accounted for by the equity method.

Under certain criteria as provided for in Accounting Standards Codification (“ASC”) 810, “Consolidation,” the Company may consolidate a POA. To determine whether to consolidate a POA, the Company first determines if the entity is a variable interest entity (“VIE”). An entity is considered to be a VIE if it has one of the following characteristics: 1) the legal entity does not have sufficient equity investment at risk; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses or do not participate fully in the entity’s residual economics; or 4) the entity was established with non-substantive voting. If the entity meets one of these characteristics, the Company then determines if it is the primary beneficiary of the VIE. The party with the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and the potential to absorb benefits or losses that could be significant to the VIE is considered the primary beneficiary and consolidates the VIE. If the entity is not considered a VIE, then the Company applies the voting interest model to determine whether or not the Company shall consolidate the POA.

The Company entered into certain distribution and technology agreements with a POA that resulted in the Company’s counterparty in the POA to no longer participate fully in the residual economics of the POA, and as such, the POA has been identified as a VIE. Concurrent with the distribution and technology agreements and to increase the Company’s investment in developing markets, the Company entered into a definitive purchase agreement to acquire from the counterparty a majority interest in the VIE and create additional shareholder rights giving the Company key operating decision making rights considered most significant to the VIE in exchange for nominal cash value (the “VIE Transaction”). The VIE Transaction closed October 31, 2020, resulting in the Company being identified as the primary beneficiary of and consolidating the VIE.

Reclassification

We reclassified certain amounts in the consolidated statements of cash flows for the years ended September 30, 2022 and 2021 to conform to the current year presentation. Deferred financing cost amortization is reported separately within the operating activities section; these activities were previously reflected within the operating activities section as an other adjustment to reconcile net income (loss) to cash provided by operating activities. Changes in long-term investments is reported separately within the investing activities section; these activities were previously reflected within the investing activities section as changes in long-term investments and other.

Description of Business

We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. The Company serves both automotive original equipment manufacturers (“OEM”) and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid and electric vehicles.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. See Note 10, “Fair Value Measurements,” of the notes to the financial statements for fair value of financial instruments, including derivative instruments, hedging activities and long-term debt.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents in the consolidated statements of financial position represent cash legally owned by the Company, and negative cash balances, if any, are reclassified to short term debt. Cash is managed by legal entity with cash pooling agreements in place for participating businesses within each cash pool master.

Receivables

Receivables consist of amounts billed and currently due from customers, revenues that have been recognized for accounting purposes but not yet billed to customers, and other receivables. The Company extends credit in the normal course of business and maintains an allowance for credit losses resulting from the inability or unwillingness of counterparties to make required payments. Expected lifetime losses on receivables are recognized upon origination through an allowance for credit losses account that is deducted from the receivable balance and presented net thereof. The Company computes its allowance for credit losses on accounts receivable by first pooling its balances generally by segment and then applying its historical loss rates to these asset pools adjusted for macroeconomic factors and other credit quality indicators such as specific counterparty credit issues, lawsuits, breach of contract, and other segment specific considerations. The Company computes its allowance for credit losses on other receivables individually based on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables if foreclosure on the collateral is considered probable. The Company regularly reassesses the pools of receivables and indicators using judgement when considering changes in counterparty credit ratings, counterparty payment history and loss experience, current market and economic conditions and the Company’s expectations of future market and economic conditions.

The changes in the allowance for credit losses on the Company’s accounts receivables were as follows (in millions):

	Year Ended September 30,
	2023	2022
Balance at beginning of period	$19	$27
Provision charged to cost and expenses	4	7
Allowance adjustments	(4)	(9)
Accounts charged off	(9)	(4)
Currency translation	2	(2)

Balance at end of period	$12	$19

The Company enters into factoring programs to sell certain accounts receivable without recourse to third-party financial institutions. Sales of accounts receivable are reflected as a reduction of accounts receivable on the consolidated statements of financial position and the proceeds are included in cash flows from operating activities in the consolidated statements of cash flows. The carrying amount of accounts receivable sold under these programs was $1,586 million and $1,306 million as of September 30, 2023 and 2022, respectively. Factoring fees are included within net financing charges in the consolidated statements of income (loss). Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements for further details.

Government Assistance

The Company accounts for government grants and other government assistance received by its subsidiaries when there is reasonable assurance that the assistance will be received and the Company will comply with all relevant conditions. The Company recognizes government grants intended to subsidize operations in the consolidated statements of income (loss) as an offset to the related operating expense. The Company recognizes government grants intended to subsidize capital expenditures in the consolidated statements of financial position in determining the net carrying value of the asset.

Earnings (Loss) Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. There are no potentially dilutive instruments, therefore basic and diluted earnings per share are the same.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives generally range from 3 to 40 years for buildings and improvements, and from 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company reviews goodwill for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units using a fair value method based on management’s judgments and assumptions or third party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Company uses a present value technique based on discounted cash flows to estimate the fair value of our reporting units. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to the financial statements for information regarding the goodwill impairment testing performed.

Indefinite-lived intangible assets are subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and are tested for impairment using a relief-from-royalty method. A significant amount of management judgment and assumptions are required in performing the impairment tests.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals. Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to the financial statements for further information.

Revenue Recognition

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. The Company’s revenue is generated through the manufacture and sale of automotive battery products to OEM and aftermarket customers globally, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer. Refer to Note 3, “Revenue,” of the notes to the financial statements for further information.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged against income as incurred and included within selling, general and administrative expenses in the consolidated statements of income (loss). Such expenditures for the years ended September 30, 2023, 2022, and 2021 were $51 million, $48 million, and $54 million, respectively.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. Substantially all of the Company’s international operations use the respective local currency as the functional currency, with the exception of Mexico which is U.S. dollar functional. Monetary assets and liabilities of the company’s operations denominated in foreign currencies other than their functional currency are translated into their respective functional currencies using period end foreign currency exchange rates and expenses are translated using the exchange rate approximating those in effect on the date of the transactions during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss for the period. The aggregate transaction gains, net of the impact of foreign currency hedges, included in net income (loss) for the years ended September 30, 2023, 2022, and 2021, were $84 million, $22 million, and $22 million, respectively.

Foreign currency financial statements are translated from their functional currency to the U.S. dollar at the rate of exchange in effect on the balance sheet date for all assets and liabilities. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (“AOCI”). Revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions, and exchange gains and losses arising from translation are included in other comprehensive income.

Derivative Financial Instruments

The Company has written policies and procedures that place all financial instruments under the direction of the Company and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for speculative purposes is strictly prohibited. The Company has historically used financial instruments to manage the Company’s market risk from changes in interest rates, foreign exchange rates and commodity prices. We also enter contracts for the purchase of various commodities that either: (i) do not meet the definition of derivatives because they do not have a minimum purchase requirement, or (ii) were considered “normal purchases” because the contracts provided for the purchase of commodities to be delivered in quantities that we expect to use over a reasonable period of time in the normal course of business. Accordingly, these contracts were accounted for on an accrual basis of accounting.

The fair values of all derivatives are recorded in the consolidated statements of financial position. The change in a derivative’s fair value is recorded each period in current earnings or AOCI, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. Cash flows arising from the settlement of derivatives are presented within the consolidated statements of cash flows consistent with the presentation of cash flows arising from the underlying hedged items. See Note 9, “Derivative Instruments and Hedging Activities,” of the notes to the financial statements for disclosure of the Company’s derivative instruments and hedging activities.

Investments

The Company invests in equity securities which are classified as available for sale and are marked-to-market at the end of each accounting period. Unrealized gains and losses on these securities are recognized in selling, general and administrative expenses within the consolidated statements of income (loss). Refer to Note 10, “Fair Value Measurements,” of the notes to the financial statements for further details.

Short-Term and Long-Term Debt

In connection to the Acquisition, the Company entered into variable and fixed rate indebtedness. In connection with the VIE Transaction, the Company assumed the short-term and long-term debt of the VIE. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the financial statements for further information.

Pension and Postretirement Benefits

Various defined benefit plans that relate to the Company are included in these financial statements. The Company utilizes a mark-to-market approach for recognizing pension and postretirement benefit expenses, including measuring the market related value of plan assets at fair value and recognizing actuarial gains and losses in the fourth quarter of each fiscal year or at the date of a remeasurement event. Refer to Note 12, “Retirement Plans,” of the notes to the financial statements for disclosure of the Company’s pension and postretirement benefit plans.

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates.

The Company is subject to laws and regulations relating to protecting the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Refer to Note 16, “Commitments and Contingencies,” of the notes to the financial statements.

The Company records liabilities primarily for workers’ compensation. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that it believes that these assets are more likely than not to be realized; if this criterion is not met a valuation allowance is recorded. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize its DTAs in the future in excess of their net recorded amount, the Company would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized. Refer to Note 13, “Income Taxes,” of the notes to the financial statements for the Company’s income tax disclosures.

New Accounting Pronouncements

Recently Issued and Effective Accounting Pronouncements

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”). This standard defers the sunset date of ASU 2020-04, Reference Rate

Reform (“ASU 2020-04”), which was issued in March 2020. ASU 2020-04 provides optional guidance for a limited period of time to ease the potential accounting impact associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (“LIBOR”). The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The optional guidance in ASU 2020-04 can be adopted at the Company’s discretion during any interim period through the effective date of December 31, 2024 as extended by ASU 2022-06. The Company voluntarily adopted this guidance on May 4, 2023. The adoption of this guidance did not have a material impact on the financial statements and disclosures.

Recently Issued But Not Effective Accounting Pronouncements

In September 2022, the FASB issued ASU 2022-04, Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations (“ASU 2022-04”), to increase the transparency of how an entity’s use of supplier finance programs as defined by the standard affect an entity’s working capital, liquidity, and cash flows by requiring additional disclosures such as the programs’ key terms, collateral requirements, and other details regarding obligations covered by the programs. ASU 2022-04 will be effective for the Company’s annual and interim periods beginning October 1, 2023, with the required disclosures being applied retrospectively and subject to a phase in approach as defined by the standard. The Company is evaluating the impact that adopting this guidance will have on the financial statement disclosures.

Other recently issued accounting pronouncements are not expected to have a material impact on the financial statements.

2.	Acquisitions

Battery Recycling Plant Transaction

In December 2021, the Company entered into a definitive purchase agreement to acquire all of the outstanding equity in a battery recycling plant (the “Battery Recycling Plant Transaction”) in order to further secure the Company’s supply base and enhance the cost structure within the EMEA segment. The Battery Recycling Plant Transaction closed on March 3, 2022, with transaction costs incurred of approximately $1 million. Consideration for the acquisition was $53 million after adjustments for the amount of cash acquired and debt assumed upon closing the transaction, with an additional $2 million payment due if the battery recycling plant achieved certain operating conditions by no later than December 31, 2022. The operating conditions were achieved in the fourth quarter of fiscal year 2022 and the $2 million contingent consideration was paid.

The Company finalized the analysis to assign fair values to all assets acquired and liabilities assumed. The finalization did not result in material adjustments to the Company’s preliminary estimates. The business acquired in the Battery Recycling Plant Transaction did not have a material impact on the Company’s results of operations or cash flows for the year ended September 30, 2022.

3.	Revenue

The Company services both automotive OEM and the battery aftermarket by providing advanced battery technology. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the

Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date; this is considered to be a level 2 fair value measurement. Certain customer agreements contain future price discounts for additional product purchases if the customer returns battery cores. These material rights are accounted for as separate performance obligations and recognized as deferred revenue within other current liabilities in the consolidated statements of financial position each time the battery cores are received. Material rights are recognized as revenue in the month following receipt of the returned battery core as options are either exercised when the customer purchases additional product or expire at the end of the month.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted.

Disaggregated Revenue

The following table presents disaggregation of revenues by geography (in millions):

	Year Ended September 30,
	2023	2022	2021
Americas	$6,359	$5,824	$5,376
EMEA (1)	2,719	2,433	2,507
Asia	953	1,003	986

Total	$10,031	$9,260	$8,869

(1)	EMEA includes Europe, Middle East and Africa

Contract Balances

Contract assets in accounts receivable - net relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist primarily of unbilled receivables. Contract assets in other current assets relate to noncash consideration of spent battery cores to be received from customers. Contract liabilities relate to deferred revenue resulting from customer payments received in both cash and noncash consideration in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company’s consolidated statements of financial position (in millions):

	Location of Contract Balances	September 30, 2023	September 30, 2022	September 30, 2021
Contract assets - current	Accounts receivable - net	$17	$21	$2
Contract assets - current	Other current assets	41	12	24
Contract liabilities - current	Other current liabilities	(29)	(20)	(16)

For the year ended September 30, 2023 and 2022, the Company recognized revenue of $20 million and $16 million, respectively, that was included in the beginning contract liability balance for the respective periods.

Remaining Performance Obligations

A performance obligation is a distinct good, service, or a bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, each product sold to a customer typically represents a distinct performance obligation. The Company satisfies performance obligations at a point in time. The Company has applied the practical expedient to exclude the value of remaining performance obligations for contracts with an original expected duration of one year or less.

4.	Inventories

Inventories consisted of the following (in millions):

	September 30, 2023	September 30, 2022
Raw materials and supplies	$709	$620
Work-in-process	525	453
Finished goods	575	686

Inventories	$1,809	$1,759

5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	September 30, 2023	September 30, 2022
Buildings and improvements	$998	$935
Machinery and equipment	2,947	2,675
Construction in progress	599	485
Land	152	146

Total property, plant and equipment	4,696	4,241
Less: accumulated depreciation	(1,546)	(1,226)

Property, plant and equipment, net	$3,150	$3,015

Fixed asset acquisitions in accounts payable at September 30, 2023 and 2022 were $105 million and $99 million, respectively.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows (in millions):

	September 30, 2022	Currency Translation	September 30, 2023
Americas	$427	$6	$433
EMEA	900	72	972
Asia	250	7	257

Total	$1,577	$85	$1,662

	September 30, 2021	Business Acquisitions	Currency Translation	September 30, 2022
Americas	$429	$—	$(2)	$427
EMEA	1,079	22	(201)	900
Asia	265	—	(15)	250

Total	$1,773	$22	$(218)	$1,577

At September 30, 2023 and 2022, the carrying amount of goodwill was $1,662 million and $1,577 million, respectively. The increase in the carrying amount of goodwill for the year ended September 30, 2023 was the result of $85 million of foreign currency translation. There were no goodwill impairments resulting from the annual impairment tests performed in the periods presented. At September 30, 2023 there were no accumulated impairment charges. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, profitability, discount rates, recent market valuations from transactions by comparable companies, and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge.

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. The primary assumptions used in the impairment tests were the business growth rates and discount rates. Although the Company’s forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future growth rates of a reporting unit.

The Company’s other intangible assets consisted of (in millions):

	September 30, 2023			September 30, 2022
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived intangible assets
Customer relationships	$4,892	$(1,371)	$3,521	$4,787	$(1,035)	$3,752
Technology	906	(285)	621	869	(214)	655
Trademarks and miscellaneous	33	(11)	22	27	(8)	19

Total definite-lived intangible assets	5,831	(1,667)	4,164	5,683	(1,257)	4,426
Trademarks - indefinite-life	529	—	529	503	—	503

Total other intangible assets	$6,360	$(1,667)	$4,693	$6,186	$(1,257)	$4,929

The amortization of other intangible assets for the periods presented were as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Amortization expense	$378	$384	$399

Excluding the impact of any future acquisitions, the Company anticipates amortization for the years ending September 30, 2024, 2025, 2026, 2027 and 2028 will be approximately $377 million per year.

7.	Leases

The Company leases certain warehouses, office space, equipment and vehicles, as well as land in China.

Some leases include one or more options to renew with renewal terms that can extend the lease term, and or options to purchase leased assets. The exercise of either a lease renewal or a purchase option is at the Company’s sole discretion. We have lease agreements that include both lease and non-lease components such as additional products and services provided to support the lease asset. Lease payments are allocated to non-lease components based on estimated stand-alone prices. The Company’s lease agreements do not contain restrictions or covenants. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The amounts disclosed in our consolidated statements of financial position as of September 30, 2023 and 2022 pertaining to the lease of right-of-use (“ROU”) assets and lease liabilities were measured based on current expectations of exercising available renewal options.

We utilize our incremental borrowing rate (“IBR”) as the basis to calculate the present value of future lease payments, which includes residual value guarantees, purchase options and variable lease payments, where applicable, at lease commencement. Our IBR represents the rate that we would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

Leases with an initial term of 12 months or less are not recorded on our consolidated statements of financial position; we recognize lease expense for these leases on a straight-line basis over the lease term.

The following table presents the components of the Company’s lease expense and the classification in the consolidated statements of income (loss) for the periods presented (in millions):

		Year Ended September 30,
	Classification	2023	2022	2021
Operating lease cost(1)	Cost of sales /Selling, general and administrative expenses	$34	$34	$40
Finance lease cost
Amortization	Cost of sales / Selling, general and administrative expenses	10	10	11
Interest	Net financing charges	2	3	3

Net lease cost		$46	$47	$54

(1)	Includes short-term leases and variable lease costs, which are immaterial.

The following table presents the balance and classifications of our ROU assets and lease liabilities included in our consolidated statements of financial position for the periods presented (in millions):

	Classification	September 30, 2023	September 30, 2022
Assets
Operating lease assets	Operating lease right-of-use assets	$119	$114
Finance lease assets (1)	Property, plant and equipment - net	46	40

Total leased assets		$165	$154

Liabilities
Current
Operating lease liabilities	Operating lease - current liabilities	$22	$25
Finance lease liabilities	Current portion of long-term debt	16	31
Noncurrent
Operating lease liabilities	Operating lease - noncurrent liabilities	67	56
Finance lease liabilities	Long-term debt	31	11

Total lease liabilities		$136	$123

(1)	Finance lease assets are recorded net of accumulated amortization of $18 million and $33 million as of September 30, 2023 and 2022, respectively.

The following table presents our weighted-average remaining lease terms and weighted-average IBR for our operating and financing leases for the periods presented:

	September 30, 2023	September 30, 2022
Weighted-average remaining lease term (years)
Operating leases	8.85	5.93
Finance leases	4.53	1.62
Weighted-average IBR
Operating leases	7.43%	7.51%
Finance leases	6.57%	6.63%

The following table presents additional information related to cash paid for amounts included in the measurement of lease liabilities included in our consolidated statements of cash flows for the periods presented (in millions):

	Year Ended September 30,
	2023	2022	2021
Operating cash flows for operating leases	$(33)	$(35)	$(40)
Operating cash flows for finance leases	(2)	(3)	(3)
Financing cash flows for finance leases	(10)	(10)	(10)
Noncash changes in right-of-use assets obtained in exchange for operating lease liabilities, net	25	37	21
Noncash changes in right-of-use assets obtained in exchange for financing lease liabilities, net	17	—	15

The following table presents the future undiscounted maturities of our operating and financing leases at September 30, 2023 and for each of the next five fiscal years ending September 30 and thereafter (in millions):

	Operating Leases	Finance Leases	Total
2024	$28	$19	$47
2025	20	11	31
2026	12	8	20
2027	10	6	16
2028	7	4	11
After 2028	50	5	55

Total lease payments	$127	$53	$180
Less: interest	(38)	(6)	(44)

Present value of lease liabilities	$89	$47	$136

As of September 30, 2023, we have additional finance leases for equipment which have been entered into but have not yet commenced with undiscounted lease obligations of approximately $9 million. These leases are expected to commence in fiscal year 2024.

8.	Debt and Financing Arrangements

Short-term debt consisted of the following (in millions):

	September 30, 2023	September 30, 2022
VIE bank borrowings - short-term (c)	$1	$11
Weighted average interest rate on short-term debt outstanding	32.1%	27.7%

Long-term debt consisted of the following (in millions):

	September 30, 2023	September 30, 2022
2026 USD Secured Notes (a)	$897	$900
2025 Secured Notes (a)	450	450
Euro Secured Notes (a)	742	688
2028 Secured Notes (a)	750	—
Unsecured Notes (a)	1,589	1,742
New USD Term Loan (b)	2,750	—
USD Term Loan (b)	—	3,463
Euro Term Loan (b)	1,262	1,760
VIE bank borrowings - long-term (c)	1	1
Deferred financing cost	(109)	(156)
Finance lease liabilities (Note 7)	47	42

Gross long-term debt	8,379	8,890
Less: current portion
New USD Term Loan (b)	27	—
VIE bank borrowings - long-term (c)	1	—
Finance lease liabilities (Note 7)	16	31

Net long-term debt	$8,335	$8,859

(a) In connection with the Acquisition, we issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the 2026 Secured Notes, the “Acquisition Financing Notes”). The Company used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

On May 20, 2020, we issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The Company used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

On May 4, 2023, we issued $750 million aggregate principal amount of 6.750% Senior Secured Notes due 2028 (the “2028 Secured Notes” and, together with the 2026 Secured Notes and 2025 Secured Notes, the “Secured Notes”). We used the proceeds from the issuance of the 2028 Secured Notes, together with the borrowings under the New USD Term Loan (as defined below), to repay all of our obligations under the USD Term Loan (as defined below) and for general corporate purposes. The Company recorded approximately $10 million of deferred financing costs in long-term debt in connection with this issuance.

In June, July and August 2022, the Company voluntarily retired $208 million par value of the Unsecured Notes for approximately $200 million in cash excluding accrued interest, and recorded a net gain of approximately $4 million in net financing charges on the consolidated statement of income (loss) for the year ended September 30, 2022.

In March 2023, the Company voluntarily retired $8 million par value of the Unsecured Notes and $3 million of the 2026 USD Secured Notes for approximately $8 million and $3 million in cash, respectively. In May and June 2023, the Company voluntarily retired a total of $94 million par value of the Unsecured Notes for approximately $94 million in cash, and recorded a net loss of approximately $2 million in net financing charges on the consolidated statement of income (loss) for the year ended September 30, 2023. In July and August 2023, the Company voluntarily retired $51 million par value of the Unsecured Notes for approximately $51 million in cash, and recorded a net loss of approximately $1 million in net financing charges on the consolidated statement of income (loss) for the year ended September 30, 2023.

(b) In connection with the Acquisition, the Company also entered into (i) senior secured credit facilities, initially consisting of (x) a 7-year $6,409 million equivalent principal amount first lien term loan facility (the “Term Loan Facility”) consisting of (1) a $4,200 million U.S. dollar denominated tranche (the “USD Term Loan”) with effective interest rates of 8.796% and 6.365% as of May 4, 2023 (see discussion below) and September 30, 2022, respectively, and (2) a €1,955 million euro-denominated tranche (the “Euro Term Loan”) with effective interest rates of 7.108% and 3.935% as of September 30, 2023 and 2022, respectively, and (y) a 5-year $750 million first lien revolving credit facility (the “Revolving Facility”), and (ii) a 5-year $500 million asset-based revolving credit facility (the “ABL Facility”) which was increased by $250 million to $750 million in the aggregate on March 5, 2020. The Company used the proceeds of the borrowings under the Term Loan Facility to pay the cash consideration for the Acquisition and pay related fees and expenses.

On March 14, 2023, we consummated a transaction that effectively extended the maturity of the Revolving Facility and the ABL Facility. The updated agreements (i) replaced the London Interbank Offered Rate (“LIBOR”) as the reference rate under each facility with the forward-looking term rate based on the secured overnight financing rate published by the Federal Reserve Bank of New York (“Term SOFR”), (ii) extended the maturity date of each facility to March 2028 (previously April 2024) subject to a springing maturity with respect to certain other material indebtedness that is not refinanced or otherwise extended and (iii) increased the commitments under each facility to $800 million (in each case, previously $750 million).

The ABL Facility is secured by a first-priority lien on the accounts receivable, excluding accounts receivable eligible under the Company’s receivables factoring programs and other defined ineligible items, and inventory of certain subsidiaries operating in the United States, Germany and Mexico. The Company’s Senior Secured Notes, Term Loan Facility and Revolving Facility are secured by a first-priority lien on substantially all of the Company’s assets excluding those securing the ABL Facility, and by a second-priority lien on the assets which secure the ABL Facility. There were no outstanding borrowings under the Revolving Facility and the ABL Facility as of September 30, 2023 and 2022.

On May 4, 2023, we entered into a senior secured U.S. dollar denominated term loan credit facility of $2,750 million (the “New USD Term Loan”) with effective interest rate of 9.066% as of September 30, 2023. The maturity date of the New USD Term Loan is May 4, 2030. We used the borrowings, together with the proceeds of the 2028 Secured Notes, to repay all of our obligations under the USD Term Loan and for general corporate purposes. The Company recorded approximately $40 million of deferred financing costs in long-term debt in connection with this borrowing.

During the year ended September 30, 2023, the Company recorded approximately $48 million of expense in net financing charges on the consolidated statements of income (loss) to write-off unamortized deferred financing costs associated with the extinguishment of our obligations under the USD Term Loan.

In September 2022, the Company made €100 million ($98 million) in voluntary principal payments on the Euro Term Loan. In conjunction with the principal payments, the Company recorded approximately $2 million of accelerated deferred financing cost amortization in net financing charges on the consolidated statement of income (loss) for the year ended September 30, 2022.

In September 2023, the Company made €600 million ($636 million) in voluntary principal payments on the Euro Term Loan. In conjunction with the principal payments, the Company recorded approximately $8 million of accelerated deferred financing cost amortization in net financing charges on the consolidated statement of income (loss) for the year ended September 30, 2023.

(c) In connection with the VIE Transaction, the Company assumed Turkish lira denominated short-term debt (“VIE bank borrowings - short-term”) and long-term debt (“VIE bank borrowings - long-term”). Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the financial statements for further information regarding the VIE Transaction.

The installments of long-term debt, excluding lease obligations and deferred financing costs, mature in the following fiscal years (in millions):

Year Ending September 30,
2024	$28
2025	477
2026	2,929
2027	1,617
2028	777
After 2028	2,613

Total debt maturities	$8,441

Total cash paid for interest on debt for the years ended September 30, 2023, 2022, and 2021 was $626 million, $539 million, and $557 million, respectively.

The Company’s net financing charges line item in the consolidated statements of income (loss) for the periods presented contained the following components (in millions):

	Year Ended September 30,
	2023	2022	2021
Interest expense	$606	$533	$565
Factoring fees	107	49	18
Banking fees and other	10	8	12
Deferred financing cost amortization	103	47	79
Interest income	(2)	(1)	(1)
Net unrealized losses on forward starting interest rate swaps - undesignated	3	—	—
Net foreign exchange results for financing activities	(7)	(10)	36

Net financing charges	$820	$626	$709

9.	Derivative Instruments and Hedging Activities

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Under the Company’s policy, the use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for speculative purposes is strictly prohibited. A description of each type of derivative utilized by the Company to manage the Company’s risk is included in the following paragraphs.

Cash Flow Hedges

The Company has USD denominated and euro denominated variable-rate debt obligations and selectively enters into derivatives to minimize variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“AOCI”) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings.

In March 2023, the Company entered into four forward starting interest rate swaps that convert variable-rate interest payments derived from Term SOFR on $1,100 million of the Company’s borrowings under the New USD Term Loan to a weighted average fixed interest rate of 3.365% from May 2024 to April 2026 and one forward starting interest rate swap that converts variable-rate interest payments derived from Term SOFR on $250 million of the Company’s borrowings under the New USD Term Loan to a fixed interest rate of 3.205% from April 2025 to April 2026. The five forward starting interest rate swaps were not designated as hedging instruments under ASC 815 from March through May 2023. As of June 1, 2023, the forward starting interest rate swaps met the qualifications to be designated as hedging instruments under ASC 815.

In June 2022, the Company adjusted its variable interest rate hedging levels to align with the Company’s desired exposure to variable interest rate risk and now holds six interest rate swaps that convert $1,350 million of the Company’s variable-rate borrowings under the USD Term Loan to a weighted average fixed interest rate of 3.390% (inclusive of a 0.0% LIBOR floor) and two interest rate swaps that convert €600 million of the Company’s variable-rate borrowings under the Euro Term Loan to a weighted average fixed rate of 1.691% (inclusive of a 0.0% EURIBOR floor) plus the applicable margin rates. One USD denominated interest swap with a notional value of $250 million is set to mature on April 30, 2025, and the remaining seven interest rate swaps are scheduled to mature on May 31, 2024. All eight interest rate swap agreements are designated as accounting hedges upon execution and were highly effective in hedging the variability in future cash flows attributable to changes in interest rates since inception. In May 2023, the Company modified the interest rate index referenced by its six interest rate swaps from LIBOR to Term SOFR in order to convert $1,350 million of the Company’s variable-rate USD borrowings under the New USD Term Loan entered into on May 4, 2023 to a weighted average fixed interest rate of 3.321% (inclusive of a 0.0% Term SOFR floor).

Prior to June 2022, the Company held eight interest rate swaps that converted $2,000 million of the Company’s variable-rate borrowings under the USD Term Loan to a weighted average fixed interest rate of 1.903% plus the applicable margin rate and were scheduled to mature on May 31, 2024. Additionally, the Company held one interest rate swap that converted $250 million of the Company’s variable-rate borrowings under the USD Term Loan to a fixed interest rate of 0.519% (inclusive of a 0.0% LIBOR floor) plus the applicable margin rate that was scheduled to mature on April 30, 2025. Prior to June 2022, the Company also held four euro denominated interest rate caps to minimize extreme adverse variability in cash flows for interest payments associated with €1,000 million euro denominated variable rate debt by capping the interest rate at weighted average fixed rate of 0.25%; the caps were scheduled to mature in May 31, 2024 and the hedged interest rate was below the strike price in all periods presented. The option premiums paid for the caps, collectively $7 million, are recorded to interest expense over the scheduled maturity of the caps on a straight-line basis. The interest rate swaps and caps were highly effective in hedging the variability in future cash flows attributable to changes in interest rates in all periods prior to their de-designation in June 2022, when the Company settled and modified these contracts receiving $105 million in cash consideration. As the occurrence of variable interest rate payments designated in these hedging relationships are probable, the effective portion of these hedges prior to their de-designation will be reclassified into earnings as the hedge transactions occur and affect earnings.

The Company selectively hedges anticipated transactions that are subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions, typically sales, occur and affect earnings. The maturities of the commodity hedge contracts coincide with the forecast of commodities purchases, generally over a forecast period of 12 months or less. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during the periods presented.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of
Commodity	September 30, 2023	September 30, 2022
Polypropylene	25,237	24,560
Lead	107,086	100,662
Tin	2,340	3,208

Derivatives Not Designated as Hedging Instruments

The Company also holds certain foreign currency and diesel fuel forward contracts which do not qualify for hedge accounting treatment. The change in fair value of derivatives not designated as hedging instruments under ASC 815 are recorded in the consolidated statements of income (loss).

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s consolidated statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments under ASC 815		Derivatives and Hedging Activities Not Designated as Hedging Instruments under ASC 815
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Other current assets
Foreign currency exchange derivatives	$—	$—	$19	$54
Commodity derivatives	8	2	3	3
Other noncurrent assets
Interest rate swaps	54	30	—	—

Total assets	$62	$32	$22	$57

Other current liabilities
Foreign currency exchange derivatives	$—	$—	$19	$58
Commodity derivatives	11	64	—	2
Other noncurrent liabilities
Commodity derivatives	—	3	—	—

Total liabilities	$11	$67	$19	$60

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. The Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master netting agreements with substantially all of its counterparties. The Company’s derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties. The Company’s exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Company.

Derivatives Impact on the Consolidated Statements of Income (Loss) and Statements of Comprehensive Income (Loss)

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges for the periods presented (in millions):

	Year Ended September 30,
Derivatives in ASC 815 Cash Flow Hedging Relationships	2023	2022	2021
Commodity derivatives	$14	$(50)	$72
Interest rate swaps	49	146	8
Interest rate caps	—	32	—

Total	$63	$128	$80

The following table presents the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company’s consolidated statements of income (loss) for the periods presented (in millions):

Derivatives in ASC 815 Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended September 30,
		2023	2022	2021
Commodity derivatives	Cost of sales	$(52)	$63	$31
Interest rate swaps	Net financing charges	57	(21)	(37)
Interest rate caps	Net financing charges	15	4	(1)

Total		$20	$46	$(7)

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company’s consolidated statements of income (loss) for the periods presented (in millions):

Derivatives Not Designated as Hedging Instruments under ASC 815	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended September 30,
		2023	2022	2021
Foreign currency exchange derivatives	Cost of sales	$(10)	$11	$2
Commodity derivatives	Cost of sales	4	10	5
Forward starting interest rate swaps	Net financing charges	(3)	—	—
Foreign currency exchange derivatives	Net financing charges	4	(4)	7

Total		$(5)	$17	$14

10.	Fair Value Measurements

ASC 820, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2023 and 2022 (in millions):

	Fair Value Measurements Using:
	Total as of September 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$19	$—	$19	$—
Commodity derivatives	11	—	11	—
Other noncurrent assets
Interest rate swaps	54	—	54	—

Total assets	$84	$—	$84	$—

Other current liabilities
Foreign currency exchange derivatives	$19	$—	$19	$—
Commodity derivatives	11	—	11	—

Total liabilities	$30	$—	$30	$—

	Fair Value Measurements Using:
	Total as of September 30, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in marketable common stock	$144	$144	$—	$—
Other current assets
Foreign currency exchange derivatives	54	—	54	—
Commodity derivatives	5	—	5	—
Other noncurrent assets
Interest rate swaps	30	—	30	—

Total assets	$233	$144	$89	$—

Other current liabilities
Foreign currency exchange derivatives	$58	$—	$58	$—
Commodity derivatives	66	—	66	—
Other noncurrent liabilities
Commodity derivatives	3	—	3	—

Total liabilities	$127	$—	$127	$—

Valuation Methods

Investments in marketable common stock: Investments in marketable common stock are valued using a market approach based on the quoted market prices. In July 2023, the Company sold its investments in marketable common stock for approximately $189 million in cash and recognized a gain of $45 million net of selling expenses in the consolidated statement of income (loss) for the year ended September 30, 2023. During the years ended September 30, 2022 and 2021, the net unrealized gains (losses) recognized in the consolidated statements of income (loss) on these investments that were still held as of those dates were approximately ($98) million and $15 million, respectively.

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Interest rate swaps: The interest rate derivatives are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values. The fair value of long-term debt, excluding lease obligations and deferred financing costs, was $8.4 billion and $8.5 billion at September 30, 2023 and 2022, respectively, which was determined based on quoted market prices for similar instruments classified as Level 2 inputs within the ASC 820 fair value hierarchy. The carrying value of short-term debt and other long-term debt approximates fair value.

11.	Accumulated Other Comprehensive Loss

The following schedule presents changes in AOCI attributable to the Company (in millions, net of tax):

	Year Ended September 30,
	2023	2022	2021
Foreign currency translation adjustments
Balance at beginning of period	$(344)	$(122)	$(236)
Aggregate adjustment for the period (net of tax effect of $4, $(6), and $0)	61	(222)	114

Balance at end of period	(283)	(344)	(122)

Realized and unrealized gains (losses) on derivatives
Balance at beginning of period	23	(41)	(123)
Current period changes in fair value (net of tax effect of $(16), $(31), and $(10))	47	97	70
Reclassification to income (net of tax effect of $3, $13, and $5) *	(17)	(33)	12

Balance at end of period	53	23	(41)

Pension and postretirement plans
Balance at beginning of period	(3)	(3)	—
Other changes (net of tax effects of $0, $0, and $1)	—	—	(3)

Balance at end of period	(3)	(3)	(3)

Accumulated other comprehensive loss, end of period	$(233)	$(324)	$(166)

*

Refer to Note 9, “Derivative Instruments and Hedging Activities,” of the notes to the financial statements for disclosure of the line items on the consolidated statements of income (loss) affected by reclassifications from AOCI into income related to derivatives.

12.	Retirement Plans

Pension Benefits

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. Funding for U.S. pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974. Funding for non-U.S. plans observes the local legal and regulatory limits.

For pension plans with accumulated benefit obligations (“ABO”) that exceed plan assets, the projected benefit obligation (“PBO”), ABO and fair value of plan assets of those plans were $369 million, $337 million and $273 million, respectively, as of September 30, 2023 and $405 million, $361 million and $296 million, respectively, as of September 30, 2022.

In the year ended September 30, 2023, total net contributions from plan assets for benefits paid by the Company were $2 million. The Company expects to contribute approximately $11 million in cash to its defined benefit pension plans in the year ending September 30, 2024. Projected benefit payments from the plans as of September 30, 2023 are estimated as follows (in millions):

2024	$36
2025	35
2026	34
2027	33
2028	33
2029-2033	164

Postretirement Benefits

The Company provides certain health care and life insurance benefits for eligible retirees and their dependents primarily in the U.S. Most non-U.S. employees are covered by government sponsored programs. The cost to the Company is immaterial.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations, and the Company has reserved the right to modify these benefits.

The health care cost trend assumption does not have a material impact on the amounts reported.

In September 2021, the Company decided to terminate the Nonunion Medical and Life plans (the “Nonunion Plan”) effective December 31, 2021. As such, the Nonunion Plan’s liabilities have been terminated resulting in an actuarial gain of $5 million being recorded in selling, general and administrative expenses within the consolidated statement of income (loss) for the year ended September 30, 2021.

For the year ended September 30, 2023, total employer contributions to the postretirement plans were not material. The Company does not expect to make material contributions to its postretirement plans in the year ending September 30, 2024. Projected benefit payments from the plans as of September 30, 2023 are not expected to be material.

Plan Assets

The Company’s investment policies employ an approach whereby a mix of equities, fixed income and alternative investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity, fixed income, real estate investments, and hedge funds. Equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small to large capitalization. Fixed income investments include corporate and government issues, with short-, mid- and long-term maturities, with a focus on investment grade when purchased and a target duration close to that of the plan liability. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The majority of the real estate component of the portfolio is invested in a diversified portfolio of high-quality, operating properties with cash yields greater than the targeted appreciation. As a result of the Company’s diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The Company’s actual asset allocations are generally in line with target allocations, which targets approximately 40% equity securities, 35% governmental, investment grade and other bonds, 20% real estate, and 5% hedge funds. The Company rebalances asset allocations as appropriate, in order to stay within a range of allocation for each asset category. The expected return on plan assets is based on the Company’s expectation of the long-term average rate of return of the capital markets in which the plans invest. The average market returns are adjusted, where appropriate, for active asset management returns. The expected return reflects the investment policy target asset mix and considers the historical returns earned for each asset category.

The Company’s plan assets at September 30, 2023 and 2022 by asset category are as follows (in millions):

	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension
Cash and Cash Equivalents	$13	$—	$13	$—

Total Investments in the Fair Value Hierarchy	$13	$—	$13	$—

Investments Measured at Net Asset Value, as Practical Expedient
Common Collective Trusts*	223

Total Plan Assets	$236

Non-U.S. Pension
Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	37

Total Plan Assets	$37

	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension
Cash and Cash Equivalents	$7	$—	$7	$—

Total Investments in the Fair Value Hierarchy	$7	$—	$7	$—

Investments Measured at Net Asset Value, as Practical Expedient
Common Collective Trusts*	253

Total Plan Assets	$260

Non-U.S. Pension
Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	36

Total Plan Assets	$36

*

The fair value of certain investments do not have a readily determinable fair value and requires the fund managers to independently arrive at fair value by calculating net asset value (“NAV”) per share. Due to the fact that the fund managers calculate NAV per share, the Company utilizes a practical expedient for measuring the fair value of certain investments, as provided for under ASC 820, “Fair Value Measurement.” In applying the practical expedient, the Company is not required to further adjust the NAV provided by the fund manager in order to determine the fair value of its investment as the NAV per share is calculated in a manner consistent with the measurement principles of ASC 946, “Financial Services -Investment Companies,” and as of the Company’s measurement date. The Company believes this is an appropriate methodology to obtain the fair value of these assets. In accordance with ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” investments for which fair value is measured using the net asset value per share practical expedient should be disclosed separate from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of total plan assets to the amounts presented in the notes to the financial statements. For real estate, in order to calculate NAV per share, the fund managers value the real estate investments using any one, or a combination of, the following methods: independent third party appraisals, discounted cash flow analysis of net cash flows projected to be generated by the investment and recent sales of comparable investments. Assumptions used to revalue the properties are updated every quarter. For the component of the real estate portfolio under development, the investments are carried at cost until they are completed and valued by a third party appraiser.

The following is a description of the valuation methodologies used for assets measured at fair value. Certain assets are held within commingled funds which are valued at the unitized NAV or percentage of the net asset value as determined by the manager of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and Cash Equivalents: The fair value of cash is valued at cost.

Common Collective Trusts: Fair value represents the net asset value of the fund shares. The NAV is based on the value of the underlying assets owned by the funds. The common collective trusts can be purchased or sold continuously.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 3 assets as of September 30, 2023 or 2022 or any Level 3 asset activity for the periods presented.

Funded Status

The table that follows contains the ABO and reconciliation of the changes in the PBO, the changes in plan assets and the funded status (in millions):

	U.S. Plans		Non-U.S. Plans
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Accumulated Benefit Obligation	$270	$299	$67	$62

Change in Projected Benefit Obligation
Projected benefit obligation at beginning of period	336	471	69	99
Service cost	9	16	2	2
Interest cost	15	8	4	2
Actuarial gain	(36)	(114)	—	(17)
Benefits and settlements paid	(32)	(45)	(6)	(5)
Currency translation adjustment	—	—	8	(12)

Projected benefit obligation at end of period	$292	$336	$77	$69

Change in Plan Assets
Fair value of plan assets at beginning of period	$260	$358	$36	$51
Actual return on plan assets	8	(53)	1	—
Employer and employee contributions (reimbursements)	—	—	2	(3)
Benefits and settlements paid	(32)	(45)	(6)	(5)
Currency translation adjustment	—	—	4	(7)

Fair value of plan assets at end of period	$236	$260	$37	$36

Funded status	$(56)	$(76)	$(40)	$(33)

Amounts recognized in the consolidated statements of financial position consist of:
Accrued compensation and benefits	$—	$—	$(1)	$(1)
Pension and postretirement benefits	(56)	(76)	(40)	(32)

Net amount recognized	$(56)	$(76)	$(41)	$(33)

Weighted Average Assumptions (1)
Discount rate (2)	5.52%	5.15%	6.20%	5.46%
Rate of compensation increase	3.50%	3.50%	4.57%	4.51%

(1)	Plan assets and obligations are determined based on a September 30 measurement date at September 30, 2023 and 2022.
(2)

The Company considers the expected benefit payments on a plan-by-plan basis when setting assumed discount rates. As a result, the Company uses different discount rates for each plan depending on the plan jurisdiction, the demographics of participants and the expected timing of benefit payments. For the U.S. pension plans, the Company uses a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. For the non-U.S. pension plans, the Company consistently uses the relevant country specific benchmark indices for determining the various discount rates. The Company has elected to utilize a full yield curve approach in the estimation of service and interest components of net periodic benefit cost (credit) for pension plans that utilize a yield curve approach. The full yield curve approach applies the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

Accumulated Other Comprehensive Income

The amounts in AOCI on the consolidated statements of financial position, exclusive of tax impacts, that have not yet been recognized as components of net periodic benefit cost (credit) related to pension and postretirement benefits are $3 million and $3 million at September 30, 2023 and 2022, respectively.

Net Periodic Benefit Cost (Credit)

The components of the Company’s net periodic benefit cost (credit), which is primarily recorded in cost of sales in the consolidated statements of income (loss), are shown in the table below in accordance with ASC 715, “Compensation – Retirement Benefits” (in millions):

	U.S. Plans			Non-U.S. Plans
	Year Ended September 30,			Year Ended September 30,
	2023	2022	2021	2023	2022	2021
Components of Net Periodic Benefit Cost (Credit):
Service cost	$9	$16	$16	$2	$2	$2
Interest cost	15	8	7	4	2	2
Expected return on plan assets	(17)	(23)	(22)	(2)	(2)	(2)
Net actuarial (gain) loss	(27)	(38)	(39)	1	(15)	(8)

Net periodic benefit cost (credit)	$(20)	$(37)	$(38)	$5	$(13)	$(6)

Weighted Average Expense Assumptions:
Discount rate	5.15%	2.81%	2.50%	5.46%	2.45%	1.81%
Expected return on plan assets	7.00%	7.00%	7.00%	5.14%	4.68%	4.81%
Rate of compensation increase	3.50%	3.50%	3.50%	4.51%	4.33%	4.13%

In the year ended September 30, 2023, the net actuarial gain associated with the measurement of the PBO for the U.S. Plan was primarily due to changes in lump sum payment and other experience-based assumptions, which resulted in a reduction of the expected future benefit payments.

In the year ended September 30, 2022, the net actuarial gain associated with the measurement of the PBO for the U.S. and Non-U.S. Plans was primarily due to increases in discount rates which resulted in a reduction of the expected future benefit payments.

In the year ended September 30, 2021, the net actuarial gain associated with the measurement of the PBO for the U.S. Plans was primarily due to increases in discount rates and participant elections to receive lump sum payments which resulted in both a gain on the partial settlement of the U.S. Plans’ liability and a reduction of the expected future benefit payments. The net actuarial gain associated with the measurement of the PBO for the Non-U.S. Plans was primarily due to an increase in discount rates.

13.	Income Taxes

As discussed in Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the financial statements, prior to the Reorganization Date, financial information includes certain pass-through entities under Clarios Global LP for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the financial statements for those entities. Subsequent to the Reorganization Date, financial information reflects the U.S. income tax effects of certain pass-through entities under Clarios Global LP. The Reorganization resulted in a change in the Company’s tax status. During the years ended September 30, 2022 and

2021, the Company recorded adjustments of ($27) million and $212 million, respectively, to (decrease) increase combined tax assets, with an offsetting adjustment to additional paid-in capital to reflect the estimate of the contributed tax attributes.

The significant components of income before income taxes and the income tax provision were as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Income before income taxes:
U.S.	$306	$(76)	$(71)
Non-U.S.	123	178	104

	$429	$102	$33

Income tax provision:
Current provision
U.S. federal	$42	$11	$9
U.S. state	6	5	4
Non-U.S.	224	153	159

	272	169	172

Deferred provision (benefit)
U.S. federal	(68)	4	3
U.S. state	(3)	3	5
Non-U.S.	(118)	(75)	(106)

	(189)	(68)	(98)

Income tax provision	$83	$101	$74

The reconciliation between the U.S. federal statutory income tax rate and the Clarios effective tax rate is as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Income tax provision at the U.S. federal statutory rate	$90	$21	$7
Reversal of tax impacts on pass through earnings	—	—	26
State income taxes, net of federal benefit	8	6	6
Foreign tax rate differential	37	28	18
U.S. taxation on foreign income	(36)	(26)	(10)
Change in valuation allowance	(63)	19	(92)
Foreign exchange	29	44	104
Net withholding taxes	32	28	13
Basis difference in subsidiaries and equity method investments	(5)	(23)	(1)
Impacts of changes in statutory tax rates	(8)	3	0
Other	(1)	1	3

Income tax provision	$83	$101	$74

Income taxes paid for the years ended September 30, 2023, 2022, and 2021 were $165 million, $164 million, and $231 million, respectively.

Deferred taxes were classified in the consolidated statements of financial position as follows (in millions):

	September 30, 2023	September 30, 2022
Noncurrent income tax assets	$452	$341
Noncurrent income tax liabilities	(482)	(505)

Net deferred tax asset (liability)	$(30)	$(164)

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included (in millions):

	September 30, 2023	September 30, 2022
Deferred tax assets:
Accrued expenses and reserves	$85	$86
Employee and retiree benefits	40	42
Net operating loss and other credit carryforwards	562	537
Tax receivable agreement imputed interest	24	19
Capitalized research and development	26	9

	737	693
Valuation allowances	(94)	(150)

	643	543

Deferred tax liabilities:
Intangible assets	371	403
Property, plant and equipment	213	229
Basis difference in subsidiaries and equity method investments	50	56
Hedging and derivative instruments	39	19

	673	707

Net deferred tax asset (liability)	$(30)	$(164)

The income tax provision considers net operating loss carryback and carryforward rules under applicable federal, state and foreign tax laws. At September 30, 2023, the Company had available tax attribute carryforwards of approximately $1.0 billion. Net operating and capital loss carryforwards of $178 million will expire between 2024 and 2040. Net operating and capital loss carryforwards of $801 million have an unlimited carryforward period. Foreign tax credit carryforwards of $55 million will expire between 2028 and 2032.

The valuation allowances cover tax loss carryforwards and other assets where there is uncertainty as to the ultimate realization of a benefit given the lack of sustained profitability or limited carryforward periods in certain countries. The Company reviews the realizability of its deferred tax assets quarterly. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.

At September 30, 2023, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined it was more likely than not that deferred tax assets associated with net financing charges would be realized within the United States. Therefore, the Company recorded a $28 million decrease in valuation allowances as an income tax benefit in the year ended September 30, 2023.

During the year ended September 30, 2022, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined it was more likely than not that deferred tax assets, previously considered not realizable, would be realized while other deferred tax assets were determined not to be realizable within certain foreign jurisdictions. Therefore, the Company recorded a net $36 million decrease in valuation allowances as an income tax benefit in the year ended September 30, 2022.

At September 30, 2021, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined it was more likely than not that deferred tax assets associated with net financing charges would be realized within certain foreign jurisdictions. The Company also determined that it was more likely than not that deferred tax assets would not be realizable within a certain foreign jurisdiction. Therefore, the Company recorded a net $84 million decrease in valuation allowances as an income tax benefit in the year ended September 30, 2021.

As of September 30, 2023, the Company has $1.5 billion and $0.4 billion of undistributed earnings on investments in foreign subsidiaries and equity method investments, respectively. The Company asserts permanent reinvestment on $1.1 billion of the undistributed earnings.

Uncertain Tax Positions

The Company is subject to income taxes in numerous jurisdictions. Judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities. Tax periods 2015 to 2021 are currently under examination by certain foreign taxing authorities, including Germany, Mexico and other major taxing jurisdictions.

The changes in the balance of our gross unrecognized tax benefits were as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Gross unrecognized tax benefits, beginning	$133	$105	$40
Increases related to tax positions from prior years	19	8	19
Decreases related to tax positions from prior years	(2)	(12)	—
Increases related to tax provisions taken during the current year	32	33	41
Settlements with tax authorities	(5)	(2)	—
Lapses of statute of limitations	—	—	—
Reorganization	—	—	5
Acquisitions	—	1	—

Gross unrecognized tax benefits, ending	$177	$133	$105

Of the total amount of gross unrecognized tax benefits, $106 million, $87 million, and $46 million would affect the Company’s effective tax rate if realized at the periods ended September 30, 2023, 2022, and 2021, respectively. In accordance with the Purchase Agreement, the Company has an indemnity from JCI related to pre-separation tax period exposures which may be directly assessed on the Company’s subsidiaries.

For the year ended September 30, 2023, interest and penalties associated with uncertain tax positions recognized as part of the provision for income taxes in the consolidated statement of income (loss) were $8 million; interest and penalties recognized for the years ended September 30, 2022 and 2021 were not material. Interest and penalties accrued as of September 30, 2023 were $8 million; interest and penalties accrued as of September 30, 2022 and 2021 were not material.

The Company files federal and state income tax returns globally where statutes of limitations generally range from three to five years. Years beginning on or after 2015 are still open to examination by certain foreign taxing authorities, including Germany, Mexico and other major taxing jurisdictions.

During 2024, the Company expects to resolve certain tax matters related to foreign jurisdictions.

Impact of Tax Legislation and Change in Statutory Tax Rates

During the year ended September 30, 2023, Korea and Colombia enacted income tax legislation, including corporate income and withholding tax rate changes. In connection therewith, during the year ended September 30, 2023, the Company recorded a non-cash tax benefit of $8 million due to the remeasurement of deferred tax assets and liabilities.

On August 16, 2022, the “Inflation Reduction Act” was signed into law by the President of the United States. The legislation enacts a corporate alternative minimum tax, imposing a 15% minimum tax on adjusted financial statement income, that is effective for tax years beginning after December 31, 2022. The Company does not expect the enactment of this law to have a material impact to the Company’s financial statements.

On November 12, 2021, the “2022 Mexico Tax Reform” was published in the Mexican Official Gazette, with an effective date of January 1, 2022. The income tax portion of the reform includes amendments to thin capitalization rules, expanding upon the definition of back-to-back loans, and limiting the benefits for non-regulated special purpose financial institutions (SOFOMs). The 2022 Mexico Tax Reform did not have a material impact to the financial statements.

On June 30, 2021, Germany published the European Union Anti-Tax Avoidance Directive Implementation Law, which includes the new anti-hybrid rule (Sec. 4k Income Tax Act), in the German Federal Gazette. The provisions generally apply retroactively to expenses accruing after December 31, 2019. The anti-hybrid rules focus on a full or partial denial of deductibility of expenses in Germany to the extent resulting earnings. The enactment has not had a material impact to the Company’s financial statements.

On April 23, 2021, labor reform was published in the Mexican Official Gazette, with a three-month transition period expiring on August 1, 2021. Generally, the reform prohibits outsourcing services, except for qualified specialized services or specialized projects. The Company has complied with the amendments to the labor law within the transition period, which did not have a material impact to the Company’s financial statements.

On December 27, 2020, the “Consolidated Appropriations Act, 2021” was signed into law by the President of the United States. As the Company included certain U.S. pass-through entities prior to the Reorganization, no material U.S. income tax impacts are reflected in the financial statements.

We continue to monitor countries’ progress toward enactment of the Organisation of Economic Co-operation and Development’s model rules on a global minimum tax. During the year ended September 30, 2023, the European Union reached agreement on the introduction of a minimum tax directive requiring each member state to enact local legislation. Additionally, South Korea became the first country to enact minimum tax rules, which will be effective for fiscal years beginning on or after January 1, 2024. These specific actions did not impact our consolidated financial statements in the periods presented, but future enacted legislation in this area may have a material impact on the Company’s financial statements.

During the year ended September 30, 2023, 2022, and 2021, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company’s financial statements. The Company continues to monitor proposed legislation and the impacts it may have on the Company’s financial statements.

14.	Product Warranties

The Company offers assurance warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the consolidated statements of financial position in other current liabilities if the warranty obligation, or portion thereof, is expected to be settled in one year or less and in other noncurrent liabilities if the warranty obligation, or portion thereof, extends in excess of one year.

The changes in the carrying amount of the Company’s total product warranty liability for the periods presented were as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Balance at beginning of period	$131	$126	$134
Accruals for warranties issued during the period	235	195	187
Accruals related to pre-existing warranties (including changes in estimates)	(4)	(2)	(1)
Settlements made (in cash or in kind) during the period	(253)	(185)	(195)
Currency translation	2	(3)	1

Balance at end of period	$111	$131	$126

15.	Restructuring and Impairment Costs

2022 Workforce Reduction Plan

In September 2022, the Company announced that in addition to other cost mitigating measures instituted in response to recent macroeconomic challenges impacting its business, it would be taking actions to reduce its salaried workforce in order to meet the Company’s near-term commitments and long-term strategy. As a result, the Company accrued approximately $22 million of costs, which consisted primarily of severance costs associated with reducing the Company’s salaried workforce in accordance with the plan’s targets, when the plan was originally announced. The total amount incurred to date represents the total amount expected to be incurred for this restructuring plan, which is substantially complete.

The following table summarizes the changes in the Company’s reserve for this plan, included within other current liabilities in the consolidated statements of financial position (in millions):

Original reserve	$22
Utilized – Cash	(1)

Balance at September 30, 2022	$21
Utilized – Cash	(17)
Currency translation	(1)

Balance at September 30, 2023	$3

North America Recycling Plant Restructuring Plan

Effective January 19, 2021, the Company’s Board of Directors approved management’s plan to permanently close one of the Company’s battery recycling plants operating within North America in order to better align the Company’s operating footprint within the region to the Company’s revised procurement strategy. The permanent closure of this battery recycling plant has allowed the Company to further focus its resources and attention on increasing the efficiency of its other battery recycling plants within the region, and optimize its best-in-class supply chain and logistics network. As a result, the Company recorded approximately $171 million of restructuring and impairment costs in the consolidated statements of income (loss) for the year ended

September 30, 2021. These costs included approximately $157 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $14 million of costs primarily related to workforce reductions and other costs. Non-cash asset impairment costs were primarily measured using an income approach which considers the manner in which the assets could be operated to maximize their projected future cash inflows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The Company may incur additional costs related to the closure and its estimates are subject to further refinement, which may be material, based upon changes in the facts and circumstances regarding closure activities undertaken, and the result of management’s review of various alternatives to owning and operating the battery recycling plant.

The following table summarizes the changes in the Company’s reserve for the North America Recycling Plant Restructuring Plan, included within other current liabilities in the consolidated statements of financial position (in millions):

Original reserve	$14
Utilized – Cash	(5)

Balance at September 30, 2022	$9
Utilized – Cash	(9)

Balance at September 30, 2023	$—

Organizational Transformation Plan

In October 2020, the Company announced that it would be launching an organizational transformation initiative. The initiative’s goals are, among others, to increase the efficiency and capability of its workforce through a realignment of the existing organizational structure to better meet the Company’s near-term commitments and long-term strategy. In December 2020, the Company committed to a significant plan to realign its organizational structure and streamline existing processes resulting in a charge of approximately $26 million being recorded in restructuring and impairment costs on the consolidated statement of income (loss) for the year ended September 30, 2021. The charge, which is the total amount incurred to date and the total amount expected to be incurred in connection with this restructuring plan, consisted primarily of severance costs associated with streamlining the workforce. Remaining reserves related to the Organizational Transformation Plan were not material as of September 30, 2023 and 2022.

Other-than-temporary impairment of equity method investment

In March 2021, upon further assessment of the Company’s current strategies to penetrate emerging markets within Asia, the Company committed to a plan to divest one of its equity method investments in order to pursue alternative investment strategies within the market in which such equity method investment operates. In light of the Company’s decision, it evaluated the investment’s future business prospects and the marketability of equity interests in the investment, determining that collectively the facts and circumstances concerning the investment suggest that the fair value of the Company’s investment has declined below its carrying value and the decrease of value is deemed to be other-than-temporary. As a result, the Company recorded an impairment charge of $29 million within the restructuring and impairment costs line on the consolidated statement of income (loss) for the year ended September 30, 2021 to reduce the carrying value of the Company’s investment to its estimated fair value. The fair value of the equity method investment was determined by applying the income valuation method, which relies on projected financial results and discount rates based on the capital structures for similar market participants and included various risk premiums that account for risks associated with the investment. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” Equity income recorded in all periods presented related to this equity method investment was not material.

U.S. Manufacturing Plant Restructuring Plan

As part the Company’s ongoing focus on providing best-in-class service to customers, while optimizing and modernizing its operations and addressing market dynamics, the Company announced on May 4, 2020 that it will be streamlining its U.S. manufacturing network through the discontinuation of assembly operations at one of its plants in November 2020.

Upon further review of the U.S. manufacturing network in March 2021, the Company concluded it would not repurpose the facilities and production assets of the assembly plant operations that were shut down and certain other production assets located in an adjacent assembly plant as other alternative investments in the network were identified, evaluated, and approved. As a result, the Company recognized $27 million of non-cash impairments within the restructuring and impairment costs line on the consolidated statement of income (loss) for the year ended September 30, 2021. In the fourth quarter of fiscal 2022, the plant was sold resulting in a loss on disposition of $1 million being recorded to selling, general, and administrative expenses in the consolidated statement of income (loss) and net proceeds of $6 million being recorded as cash provided by investing activities within the consolidated statement of cash flows for the year ended September 30, 2022.

The Company continuously monitors its operating, workforce, and investment strategies for opportunities to further enhance the Company’s profitability, including but not limited to, opportunities to consolidate or modify its operations and/or workforce to improve efficiency and provide best-in-class levels of service to its customers. It is uncertain whether the Company will identify such opportunities in the future. The benefits of such opportunities and actions undertaken to realize these benefits, including costs related thereto, may have a material impact on the Company’s financial statements.

16.	Commitments and Contingencies

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. As of September 30, 2023 and 2022, reserves for environmental liabilities totaled $4 million and $3 million, respectively. Such potential liabilities accrued by the Company do not take into consideration possible recoveries of future insurance proceeds. They do, however, take into account the likely share other parties will bear at remediation sites. It is difficult to estimate the Company’s ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. Nevertheless, the Company does not currently believe that any claims, penalties or costs in connection with known environmental matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. The fair value of these obligations are recorded as liabilities on a discounted basis which is estimated using assumptions and judgements regarding such factors as the existence of a legal obligation for an asset retirement obligation, technical assessment of the assets, estimated amounts and timing of settlements, discount rates, and inflation rates, and represent Level 3 fair value measurements. At September 30, 2023 and 2022, the Company recorded conditional asset retirement obligations within other noncurrent liabilities of $38 million and $36 million, respectively.

Insurable Liabilities

The Company records liabilities primarily for workers’ compensation. The determination of these liabilities and related expenses is dependent on claims experience. Claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. At both September 30, 2023 and 2022, the insurable liabilities recorded by the Company were $1 million.

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, it is management’s opinion that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

Vernon, CA Litigation

In December 2020, the Company received notice that it was named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, CA and for reimbursement of costs incurred to date by the state of California related to its investigation and clean up. The lawsuit also names other prior owner/operators as well as several former customers of the facility, including the Company. The Company has engaged counsel to evaluate the merits of and potential defenses to the lawsuit and its allegations. To date the Company is unable to reasonably estimate the potential loss or range of potential losses. It is at least reasonably possible that after further investigation into the facts and circumstances, the potential loss or range of potential losses may be material.

Letters of Credit

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, supplier relationships, regulatory compliance, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of September 30, 2023 was $55 million. These letters of credit have various expiration dates through December 2024. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future.

Purchase Obligations

The Company enters into long-term supply contracts for raw materials and other services to mitigate both supply and price risk, and contain both variable and fixed price terms based on the nature of the raw material or services acquired. Total purchase obligations in relation to these long-term supply contracts are as follows (in millions):

	Total amounts for all years	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	$1,750	$1,051	$601	$94	$4

In addition, as of September 30, 2023, there are various other liabilities recorded on the balance sheet for which the timing of the payments cannot be estimated due to the nature of the liabilities and are therefore excluded from the table above.

Tax Receivable Agreement

In connection with the Reorganization, the Company entered into a tax receivable agreement (the “TRA”) with the Sponsor Group in September 2021 (as amended from time to time). The TRA provides for the payment to the Sponsor Group of 85% of the benefits, if any, that are realized as a result of certain tax attributes of operations that will be subject to U.S. income taxation following the Reorganization (the “Covered Tax Benefits”).

Payments under the TRA will result in the imputation of tax-deductible interest expense which is included within the TRA’s definition of Covered Tax Benefits. Additionally, the Company recorded noncurrent income tax assets associated with the TRA liability on the consolidated statements of financial position. During the year ended September 30, 2023, the Company recorded a $5 million increase in the TRA liability with a corresponding increase in selling, general and administrative expenses on the consolidated statement of income (loss) due to a increase in the Company’s estimate of future TRA payments. In the year ended September 30, 2023, the Company recorded a $149 million decrease in the TRA liability with a corresponding offset to additional paid-in capital upon receiving waivers from the Sponsor Group of the estimated TRA payments due in the period.

During the year ended September 30, 2022, the Company recorded a $4 million decrease in the TRA liability with a corresponding decrease in selling, general and administrative expenses on the consolidated statement of income (loss) due to a decrease in the Company’s estimate of future TRA payments. In the year ended September 30, 2022, the Company recorded a $5 million increase in the TRA liability with a corresponding offset to additional paid-in capital, as the changes pertained to the Company’s best estimate of the value of the Covered Tax Benefits as of the TRA’s effective date based on facts and circumstances as of that date.

Management’s estimate of the TRA liability and the noncurrent income tax assets associated with the TRA liability are based on an analysis that compares the Company’s assumed income tax liability with its hypothetical liability had we not been able to utilize the Covered Tax Benefits. At the end of each subsequent reporting period, any changes in the Company’s estimate of the liability will be recorded within the consolidated statements of income (loss). The TRA will remain in effect until all Covered Tax Benefits have been used or expire. The timing and amount of future tax benefits associated with the TRA are subject to change, and future payments may be required which could be materially different from the Company’s current estimate.

Long-term Incentive Plan

The long-term incentive plan (“LTIP”) was adopted by the Company effective as of January 1, 2020. The purpose of the plan is to retain senior management personnel of the Company, to incentivize them to make decisions with a long-term view and to influence behavior in a way that is consistent with maximizing value for the pre-IPO stockholders of the Company in a prudent manner. Each participant may be allocated a number of general and/or stretch pool option units, with a maximum of 10,555,200 option units (“Option Units”) in the general pool and 2,638,800 Option Units in the stretch pool available for allocation. Awards of Option Units generally vest in equal increments over a five-year period beginning on the first anniversary of the grant date and are subject to continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a “Change in Control” (as defined below).

Option Units will generally be settled in a lump sum payment within 30 days following a Change in Control based on the “Sales Proceeds” (as defined below) received by Brookfield Capital Partners V, L.P. (together with its affiliates, “Brookfield”) in connection with the Change in Control. The LTIP defines “Change in Control” as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which (a) a Person not affiliated with Brookfield acquires securities representing more than seventy percent (70%) of the combined voting power of the outstanding voting securities of the Company or the entity surviving or resulting from such transaction, (b) following a public offering of the Company’s stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of the Company’s outstanding voting securities (effective on the first of such date), or (c) the Company sells all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis. It is intended that the occurrence of a Change in Control in which Sales Proceeds exceed the Threshold Value would constitute a “substantial risk of forfeiture” within the meaning of Section 409A of the Code. The LTIP defines “Threshold Value” as, as of any date of determination, an amount equal to $2,932,000,000 (which represents the amount of the total invested capital of Brookfield as of April 30, 2019), plus the dollar value of any cash or other consideration contributed to or invested in the

Company by Brookfield after April 30, 2019. The Threshold Value shall be determined by the Board of Directors in its sole discretion. The LTIP defines “Sale Proceeds” as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in the Company. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration shall become “Sale Proceeds” only as and when such proceeds are received by Brookfield. The amount of Sale Proceeds shall be determined by Brookfield in its sole discretion. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

As of September 30, 2023, the awards are 60% vested. As the Company has concluded that a Change of Control is not probable, no expense has been recognized in the financial statements.

17.	Related Party Transactions and Equity Method Investments

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, such as equity method investments. Such transactions consist of the sale or purchase of goods and other arrangements.

The following table presents the net sales to and purchases from related parties included in the consolidated statements of income (loss) for the periods presented (in millions):

	Year Ended September 30,
	2023	2022	2021
Net sales	$737	$689	$652
Purchases	5	9	16

The following table sets forth the amount of accounts receivable due from and payable to related parties in the consolidated statements of financial position (in millions):

	September 30, 2023	September 30, 2022
Receivable from related parties	$10	$13
Payable to related parties	2	3

Equity Method Investments

Investments in the net assets of nonconsolidated partially-owned affiliates accounted for by the equity method are reported in the equity method investments line in the consolidated statements of financial position. The Company’s share of net income generated by the equity method investments is reported in the equity income line in the consolidated statements of income (loss).

The following table presents aggregated summarized financial data for the Company’s equity method investments. The amounts included in the table below represent 100% of the results of continuing operations of the equity method investments in aggregate.

Summarized balance sheet data is as follows (in millions):

	September 30, 2023	September 30, 2022
Current assets	$923	$860
Noncurrent assets	323	290

Total assets	$1,246	$1,150

Current liabilities	$395	$357
Noncurrent liabilities	88	79
Shareholders’ equity	763	714

Total liabilities and shareholders’ equity	$1,246	$1,150

Summarized income statement data is as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Net sales	$1,762	$2,029	$2,842
Gross profit	507	471	733
Net income	121	112	165

18. Segment Information

ASC 280, “Segment Reporting,” requires operating segments to be determined based on information that is regularly reviewed by our chief operating decision maker, our Chief Executive Officer, for the purpose of allocating resources to segments and in assessing their performance. Our business is organized into three operating segments: Americas, EMEA and Asia, corresponding to the global markets the Company participates in and bases its operating and product strategies upon. The Company’s operating segments are also its reportable segments.

Americas: Consists of manufacturing operations located in the United States, Mexico, Brazil, and Colombia, with distribution operations that expand across the continents of North America and South America, and equity method investments which primarily operate within the United States.

EMEA: Consists of manufacturing operations located in Germany, the Czech Republic, and Spain, with distribution operations that expand across the continents of Europe, Africa, and the transcontinental region of the Middle East, and equity method investments which primarily operate in the Middle East and Europe.

Asia: Consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and equity method investments which primarily operate in Asia.

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income before income taxes and noncontrolling interests, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net periodic benefit cost (credit) related to pension and postretirement plans, deal and stand up costs, impacts of purchase accounting, core valuation changes and other items. Centrally incurred costs are allocated to the reportable segments by using a systematic approach whereby costs are assigned based on either underlying cost driver(s) or as a percentage of third-party revenue. Corporate activities which do not relate to the operations of the Americas, EMEA and Asia segments are not allocated. Corporate expenses primarily consist of the Company’s centralized corporate-level activities, such as salaries and benefits of certain corporate staff, product research and development activities, and other administrative expenses.

Financial information relating to the Company’s reportable segments is as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Net sales
Americas	$6,359	$5,824	$5,376
EMEA	2,719	2,433	2,507
Asia	953	1,003	986

Total net sales	$10,031	$9,260	$8,869

	Year Ended September 30,
	2023	2022	2021
Adjusted EBITDA
Americas	$1,267	$1,122	$1,106
EMEA	486	432	506
Asia	152	169	166
Corporate expenses	(95)	(125)	(114)

	$1,810	$1,598	$1,664
Depreciation	(360)	(355)	(367)
Amortization of intangible assets	(378)	(384)	(399)
Net financing charges	(820)	(626)	(709)
Restructuring and impairment costs	—	(22)	(253)
Deal and stand up costs (a)	—	—	(42)
Impacts of purchase accounting (b)	(3)	(3)	(10)
Pension mark-to-market adjustment (c)	26	53	52
Core valuation change (d)	51	(69)	106
Factoring fees (e)	107	49	18
Other items (f)	(4)	(139)	(27)

Income before income taxes	$429	$102	$33

(a)	Expenses related to establishing standalone business functions.
(b)	The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income.
(c)	Non-cash accounting impact of net mark-to-market gains related to pension and other postretirement benefit plans.
(d)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(e)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on a variable interest rate index plus a spread.

(f)

Consists of other items including: (i) costs related to strategic and operational initiatives and other items ($23 million, $36 million, and $32 million for the years ended September 30, 2023, 2022, and 2021, respectively), (ii) gains and losses on investments in marketable common stock ($45 million gain, $98 million loss, and $15 million gain for the years ended September 30, 2023, 2022, and 2021, respectively), (iii) equipment moving, installation, government subsidy reimbursement costs, and net loss on property sale related to the discontinuation of assembly operations at one of the Company’s U.S. plants ($4 million and $11 million for the years ended September 30, 2022 and 2021, respectively), (iv) closure costs, stranded fixed costs and inefficiencies related to the ramp down in operations at one of the Company’s North America recycling plants ($6 million, $3 million, and $11 million for the years ended

September 30, 2023, 2022, and 2021, respectively), (v) remeasurement gains related to the consolidation of certain POAs ($6 million for the year ended September 30, 2021), (vi) mark-to-market adjustments related to fuel forward contracts which do not qualify for hedge accounting treatment ($2 million gain, $3 million loss, and $3 million gain for the years ended September 30, 2023, 2022, and 2021, respectively), (vii) gain on partial sale of an equity method investment ($12 million for the year ended September 30, 2021), (viii) dividends received from investments in marketable common stock ($1 million, $1 million, and $2 million for the years ended September 30, 2023, 2022, and 2021, respectively), (ix) real estate transfer tax on legal entity changes related to Reorganization ($10 million for the year ended September 30, 2021), (x) gain on sale of investment ($3 million for the year ended September 30, 2022), (xi) mark-to-market adjustments related to foreign currency forward contracts which do not qualify for hedge accounting treatment ($2 million loss for the year ended September 30, 2022), (xii) change in estimated future TRA payments ($5 million increase and $4 million decrease for the years ended September 30, 2023 and 2022, respectively), (xiii) loss on disposal and clean up costs related to certain assets ($7 million, $1 million, and $1 million for the years ended September 30, 2023, 2022, and 2021, respectively), and (xiv) service cost, interest cost, and expected return on plan assets related to pension and other postretirement benefit plans ($11 million for the year ended September 30, 2023).

	September 30, 2023	September 30, 2022
Assets
Americas	$8,400	$8,479
EMEA	3,928	3,594
Asia	1,420	1,496
Corporate	312	381

Total	$14,060	$13,950

	September 30, 2023	September 30, 2022
Equity method investments
Americas	$359	$370
EMEA	53	52
Asia	19	19

Total	$431	$441

	Year Ended September 30,
	2023	2022	2021
Depreciation/Amortization
Americas	$466	$460	$461
EMEA	183	189	214
Asia	64	67	70
Corporate	25	23	21

Total	$738	$739	$766

	Year Ended September 30,
	2023	2022	2021
Capital Expenditures
Americas	$285	$173	$144
EMEA	114	97	51
Asia	12	15	14
Corporate	17	14	22

Total	$428	$299	$231

	Year Ended September 30,
	2023	2022	2021
Equity Income
Americas	$56	$52	$40
EMEA	1	2	6
Asia	2	1	25

Total	$59	$55	$71

In the periods presented, no customer exceeded 10% of consolidated net sales.

Geographic Information

Financial information relating to the Company’s operations by geographic area is as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
Net Sales
United States	$4,657	$4,369	$4,141
Mexico	1,214	954	814
Other Americas	488	501	421
Germany	1,402	1,275	1,334
Other EMEA	1,317	1,158	1,173
China	512	538	509
South Korea	441	465	477

Total	$10,031	$9,260	$8,869

	September 30, 2023	September 30, 2022
Long-Lived Assets
United States	$1,184	$1,207
Mexico	653	544
Other Americas	122	109
Germany	458	400
Other EMEA	304	282
China	377	422
South Korea	52	51

Total	$3,150	$3,015

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of net property, plant and equipment.

   Shares

Common Stock

Clarios International Inc.

PRELIMINARY PROSPECTUS

    , 2024

Morgan Stanley	Citigroup

Through and including     , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of a director, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) in the case of an officer, in connection with any action by or in the right of the corporation. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all securities sold or issued by the predecessors to the registrant in the three years preceding the date of this registration statement. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

On November 13, 2018, Johnson Controls International plc (“JCI”) entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC, which subsequently assigned its rights under the Purchase Agreement to an affiliate (such entities, the “Purchaser”). Pursuant to the Purchase Agreement, JCI agreed to sell, and the Purchaser agreed to acquire, the power solutions business of JCI, or Clarios Global LP. On April 30, 2020, pursuant to the terms of the Purchase Agreement, Clarios Global LP issued equity interests valued at approximately $13.2 billion. The sale of Clarios Global LP’s equity interests was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.

On April 1, 2019, Clarios Global LP and Clarios US Finance Company, Inc., each wholly owned subsidiaries of the Company, issued $1,000.0 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700.0 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950.0 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes”). The 2026 Secured Notes and the Unsecured Notes were sold to persons reasonably believed to be qualified institutional buyers in the United States in reliance upon Section 4(a)(2) of the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The 2026 Secured Notes and the Unsecured Notes were offered to investors at 100.0% of the principal amount thereof. For more information, see “Description of Material Indebtedness” in the prospectus filed as part of this registration statement.

On May 20, 2020, Clarios Global LP and Clarios US Finance Company, Inc., each wholly owned subsidiaries of the Company, issued $500.0 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The 2025 Secured Notes were sold to persons reasonably believed to be qualified institutional buyers in the United States in reliance upon Section 4(a)(2) of the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The 2025 Secured Notes were offered to investors at 100.0% of the principal amount thereof. For more information, see “Description of Material Indebtedness” in the prospectus filed as part of this registration statement.

On May 4, 2023, Clarios Global LP and Clarios US Finance Company, Inc., each wholly owned subsidiaries of the Company, issued $750 million aggregate principal amount of 6.750% Senior Secured Notes due 2028 (the “2028 Secured Notes”). The 2028 Secured Notes were sold to persons reasonably believed to be qualified institutional buyers in the United States in reliance upon Section 4(a)(2) of the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The 2025 Secured Notes were offered to investors at 100.0% of the principal amount thereof. For more information, see “Description of Material Indebtedness” in the prospectus filed as part of this registration statement.

Item 16. Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1***	Form of Underwriting Agreement relating to the common stock

3.1**	Form of Amended and Restated Certificate of Incorporation of Clarios International Inc. to be in effect prior to the consummation of the offering made under this Registration Statement

3.2**	Form of Amended and Restated Bylaws to be in effect prior to the consummation of the offering made under this Registration Statement

5.1***	Opinion of Davis Polk & Wardwell LLP

10.1**	Form of Registration Rights Agreement between Clarios International Inc. and the Sponsor Group

10.2**	Amended and Restated Tax Receivable Agreement between Clarios International, Inc. and the TRA Parties

10.3**	Form of Third Amended and Restated Tax Receivable Agreement, dated June 29, 2023, between Clarios International, Inc. and the TRA Parties

10.4**	Form of Stockholders Agreement between Clarios International Inc. and the Sponsor Group

10.5*	Amendment No. 4 to First Lien Credit Agreement, dated as of January 12, 2024, among Clarios Global LP, Clarios International LP, the guarantors named therein and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent

10.6**	Refinancing and Incremental Amendment No. 2 to ABL Credit Agreement, dated as of March 14, 2023, among Clarios Global LP, Clarios International LP, the guarantors party thereto, the issuing banks referred to therein and Citibank, N.A. and/or its affiliates as administrative agent and collateral agent

10.7**	Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto, Citibank N.A. as trustee, dollar registrar, dollar paying agent, dollar transfer agent and notes collateral agent, and Citibank, N.A., London Branch, as euro paying agent, euro registrar and euro transfer agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.8**	Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto and Citibank N.A. as trustee, registrar, paying agent, and transfer agent, governing the 8.500% senior notes due 2027

10.9**	Indenture, dated May 20, 2020, among Clarios Global LP, Clarios US Finance Company, Inc., Clarios International LP, the subsidiary guarantors party thereto and Citibank, N.A., as trustee and collateral agent, governing the 6.750% senior secured notes due 2025

10.10**	Indenture, dated May 4, 2023, among Clarios International LP, Clarios Global LP, Clarios US Finance Company, Inc. and Citibank, N.A., as trustee, paying agent, registrar, transfer agent and notes collateral agent, governing the 6.750% senior secured notes due 2028

Exhibit Number	Description

10.11**	First Supplemental Indenture, dated April 30, 2019, between Johnson Controls Luxembourg Global Holding S.à r.l. and Citibank, N.A., as trustee and collateral agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.12**	First Supplemental Indenture, dated April 30, 2019, between Johnson Controls Luxembourg Global Holdings S.a.r.l and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.13**	Second Supplemental Indenture, dated April 30, 2019, among Johnson Controls Enterprises México, S. de. R.L. de C.V., Panther BF BidCo México, S. de R.L. de C.V. and Servicios Corporativos LTH México, S. de R.L. de C.V. and Citibank, N.A. as trustee and collateral agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.14**	Second Supplemental Indenture, dated April 30, 2019, among Johnson Controls Enterprises México, S. de. R.L. de C.V., Panther BF BidCo México, S. de R.L. de C.V. and Servicios Corporativos LTH México, S. de R.L. de C.V. and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.15**	Third Supplemental Indenture, dated as of April 30, 2019, among JC Autobatterie Holding GmbH, Johnson Controls Recycling GmbH and Panther Germany GmbH and Citibank, N.A. as trustee and collateral agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.16**	Third Supplemental Indenture, dated as of April 30, 2019, among JC Autobatterie Holding GmbH, Johnson Controls Recycling GmbH and Panther Germany GmbH and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.17**	Fourth Supplemental Indenture, dated as of April 30, 2019, among Johnson Controls Advanced Power Solutions, LLC, Johnson Controls APS Production, Inc., Johnson Controls Battery Components, Inc., Johnson Controls Battery Group, LLC, Johnson Controls Mexico PS Holding LLC and Panther US BidCo LLC and Citibank, N.A., as trustee, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.18**	Fourth Supplemental Indenture, dated as of April 30, 2019, among Johnson Controls Advanced Power Solutions, LLC, Johnson Controls APS Production, Inc., Johnson Controls Battery Components, Inc., Johnson Controls Battery Group, LLC, Johnson Controls Mexico PS Holding LLC and Panther US BidCo LLC and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.19**	Fifth Supplemental Indenture, dated as of April 21, 2020, among Clarios Germany GmbH & Co. KGaA, Clarios Management GmbH, Clarios Zwickau GmbH & Co. KG, Clarios Beteiligungs GmbH and Clarios Varta Hannover GmbH and Citibank, N.A. as trustee and collateral agent governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.20**	Fifth Supplemental Indenture, dated as of April 21, 2020, among Clarios Germany GmbH & Co. KGaA, Clarios Management GmbH, Clarios Zwickau GmbH & Co. KG, Clarios Beteiligungs GmbH and Clarios Varta Hannover GmbH and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.21**	Form of Supplemental Indenture relating to the Indenture dated April 1, 2019 among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto, Citibank N.A. as trustee, dollar registrar, dollar paying agent, dollar transfer agent and notes collateral agent, and Citibank, N.A., London Branch, as euro paying agent, euro registrar and euro transfer agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

Exhibit Number	Description

10.22**	Form of Supplemental Indenture relating to the Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto and Citibank N.A. as trustee, registrar, paying agent, and transfer agent, governing the 8.500% senior notes due 2027

10.23**	Form of Supplemental Indenture relating to the Indenture, dated May 20, 2020, among Clarios Global LP, Clarios US Finance Company, Inc., Clarios International LP, the subsidiary guarantors party thereto and Citibank, N.A., as trustee and collateral agent, governing the 6.750% senior secured notes due 2025

10.24**	Clarios International LP Executive Long-Term Incentive Plan

10.25**	Form of Clarios International LP Executive Long-Term Incentive Plan Award Agreement

10.26**	Offer Letter by and between Clarios and Mark Wallace, dated March 20, 2020

10.27**	Amendment to Offer Letter by and between Clarios and Mark Wallace, dated June 8, 2021

10.28**†	Offer Letter by and between Clarios and Helmut Zodl, dated July 9, 2023

10.29**	Relocation Repayment Agreement by and between Clarios and Helmut Zodl, dated July 12, 2023

10.30**	Sign-On Bonus Payback Agreement by and between Clarios and Helmut Zodl, dated July 9, 2022

10.31**†	Offer Letter by and between Clarios and Federico Morales-Zimmermann, dated December 14, 2022

10.32**	Sign-On Bonus Payback Agreement by and between Clarios and Federico Morales-Zimmermann, dated December 16, 2022

10.33**†	Long Term International Assignment Letter by and between Clarios and Gerardo Gonzalez, dated June 28, 2022

10.34**	Offer Letter by and between Clarios and Elizabeth Powers, dated March 2, 2022

10.35**	Relocation Repayment Agreement by and between Clarios and Elizabeth Powers, dated April 19, 2022

10.36**	Retention Incentive Bonus Agreement by and between Clarios LLC and Becky J. Kryger, dated February 18, 2022

10.37**	Offer Letter by and between Clarios and John Di Bert, dated March 2, 2022

10.38**	Clarios Retirement Restoration Plan

10.39**	Clarios Senior Executive Deferred Compensation Plan

10.40**	Form of Director Service Letter

10.41**	Clarios LLC Severance Plan for Certain Executives, amended and restated effective January 1, 2020

10.42**	Clarios International Inc. 2024 Long-Term Incentive Plan

10.43**	Clarios International Inc. 2024 Long-Term Incentive Plan Director Restricted Stock Unit Award Agreement

10.44**	Clarios International Inc. 2024 Long-Term Incentive Plan Employee Restricted Stock Unit Award Agreement

10.45**	Clarios International Inc. 2024 Long-Term Incentive Plan Employee Performance-Based Restricted Stock Unit Award Agreement

21.1**	Subsidiaries of the Registrant

23.1*	Consent of Deloitte and Touche LLP

Exhibit Number	Description

23.3***	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

107***	Filing Fee Table

*	Filed herewith.
**	Previously filed.
***	To be filed by amendment.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6).

(b)	The financial statement schedule of the registrant consists of the following (in millions):

Schedule II – Valuation and Qualifying Accountants

	Year Ended September 30,
	2023	2022	2021
Accounts Receivable—Allowance for Credit Losses
Balance at beginning of period	$19	$27	$32
Provision charged to costs and expenses	4	7	13
Allowance adjustments	(4)	(9)	(3)
Accounts charged off	(9)	(4)	(16)
Currency translation	2	(2)	1

Balance at end of period	$12	$19	$27

Deferred Tax Assets—Valuation Allowance
Balance at beginning of period	$150	$143	$214
Provision charged to costs and expenses	12	50	15
Allowance provision benefits	(68)	(43)	(112)
Reorganization (1)	—	—	26

Balance at end of period	$94	$150	$143

(1)

Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” and Note 13, “Income Taxes,” of the notes to the financial statements included elsewhere in this prospectus for further information regarding the Reorganization.

All other schedules have been omitted because they are not applicable or because the information required is included in the notes to the financial statements included elsewhere in this prospectus.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the state of Wisconsin, on the 31st day of May, 2024.

CLARIOS INTERNATIONAL INC.

By:	/s/ Mark Wallace
	Name:	Mark Wallace
	Title:	President and Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark Wallace Mark Wallace	President and Chief Executive Officer and Director (principal executive officer)	May 31, 2024

* Helmut Zodl	Chief Financial Officer	May 31, 2024

* Becky Kryger	Vice President and Global Controller (principal accounting officer)	May 31, 2024

* Diarmuid O’Connell	Director	May 31, 2024

* Ron Bloom	Director	May 31, 2024

* Catherine Clegg	Director	May 31, 2024

* Hermes Gonzalez-Bello	Director	May 31, 2024

* Sean McLaughlan	Director	May 31, 2024

* Stephen Girsky	Director	May 31, 2024

* Michael Norona	Director	May 31, 2024

* Justin Shaw	Director	May 31, 2024

* Maryrose Sylvester	Director	May 31, 2024

Signature	Title	Date

* Bertrand Villon	Director	May 31, 2024

/s/ Mark Wallace Name: Mark Wallace Title: Attorney-in-Fact